MDU Resources Group, Inc.



Building a Strong America®

2011 Annual Report

Form 10-K

Proxy Statement

2011 Highlights | Key Statistics | A Look Ahead

REGULATED

2011 Highlights

- Received approval in June from the North Dakota Public Service Commission for a North Dakota electric rate increase of $7.6 million.
- Received approval in July from the Montana Public Service Commission for a Montana electric rate increase of $2.6 million.
- Filed a request in July with the North Dakota Public Service Commission for advance determination of prudence on a proposed 88-megawatt natural gas-fired electric generating facility, estimated at $85.6 million, to be in service by 2015.
- Completed construction of a liquid natural gas offloading facility at Nampa, Idaho.

Key Statistics

Revenues (millions)	
Electric	$225.5
Natural gas	$907.4
Earnings (millions)	
Electric	$29.2
Natural gas	$38.4
Electric sales (million kWh)	
Retail	2,878.9
Sales for resale	63.9
Natural gas distribution (MMdk)	
Sales	103.3
Transportation	124.2
Corporate earnings contribution	
Electric	13%*
Natural gas	17%*

A Look Ahead

- Supply growing customer base in western North Dakota and eastern Montana as demand for electric and natural gas service increases with expanding activity in the Bakken production area.
- Upgrade pollution control technology on several electric generating facilities.
- Expand pipeline in eastern Idaho to accommodate growing natural gas customer base.
- Pursue opportunities to provide transmission upgrades to accommodate interconnects and improve reliability within the electric service territory.

2011 Highlights

- Enhanced our ability to move natural gas in and out of our Baker storage field, the largest storage reservoir in North America.
- Doubled our takeaway capacity in the Bakken production area to about 240 million cubic feet per day.

Key Statistics

Revenues (millions)	$278.3
Earnings (millions)	$23.1
Pipeline (MMdk)	
Transportation	113.2
Gathering	66.5
Corporate earnings contribution	10%*

A Look Ahead

- Construct a 13-mile pipeline to move natural gas from a newly constructed Bakken processing facility.
- Pursue expansion of delivery capability into one of the largest demand centers on our pipeline system.
- Aggressively pursue opportunities to add energy infrastructure and services in liquids-rich plays in the Rocky Mountain Region.

E&P

2011 Highlights

- Commenced exploratory drilling in the Niobrara and Heath Shale plays.
- Shifted capital program toward oil and rich gas plays and away from dry gas plays.
- Increased number of active drilling rigs from two to eight.
- Increased oil production 7 percent.

Key Statistics

Revenues (millions)	$453.6
Earnings (millions)	$80.3
Production	
Natural gas (Bcf)	45.6
Oil (million barrels)	3.5
Proved reserves	
Natural gas (Bcf)	379.8
Oil (million barrels)	34.3
Corporate earnings contribution	36%*

A Look Ahead

- Deploy approximately 10 drilling rigs focused on key oil and rich gas plays.
- Continue exploration and appraisal activity in the Niobrara, Heath, Paradox and other emerging plays where we have sizeable acreage positions.
- Accelerate development activity in the Bakken play.
- Target well drilling in Texas in areas with potential for higher liquid content.

CONSTRUCTION

2011 Highlights

- Worked on significant construction materials projects in southern California, including a $25 million contract for the Port of Long Beach and a contract for 1.2 million tons of aggregate for the Port of Los Angeles.
- Expanded construction materials operations into the booming Bakken area in western North Dakota, with one new facility in Williston and a second to be established in Minot, and expanded liquid asphalt operations with an additional storage facility at Cheyenne, Wyoming.
- Worked on significant solar electric generating facility construction projects, including a 24-megawatt facility near Stillwater, Nevada.
- Saw high demand for upgrading, constructing and repairing transmission and distribution power lines.
- Experienced record sales and rentals for specialty power line equipment and materials.

Key Statistics

Revenues (millions)	
Construction materials	$1,510.0
Construction services	$854.4
Earnings (millions)	
Construction materials	$26.4
Construction services	$21.6
Construction materials sales (millions)	
Aggregates (tons)	24.7
Asphalt (tons)	6.7
Ready-mix concrete (cubic yards)	2.9
Construction materials aggregate reserves (billion tons)	1.1
Corporate earnings contribution	
Construction materials	12%*
Construction services	9%*

* Based on consolidated earnings before discontinued operations.

Notes:
- *The Other category contributed 3 percent of corporate earnings; it includes revenues of $11.4 million, income before discontinued operations of $6.2 million, and a loss of $6.7 million, including discontinued operations.*
- *Consolidated revenues reflect intersegment eliminations of $190.1 million.*

A Look Ahead

- Expect year-to-year construction margins to be higher.
- Continue to examine opportunities to expand liquid asphalt operations.
- Pursue expansion in high-voltage transmission and substation construction, renewable resource construction, government facilities, refinery turnaround projects and utility service work.
- Continue to expand service offerings and geographical coverage to customer base.

Territory | Company Description

REGULATED


WA
OR
ID
MT
ND
MN
WY
SD
Electric and natural gas utility areas
Electric generating stations
States of operations

Electric and Natural Gas Utilities

MDU Resources Group utility companies serve more than 973,000 customers. Montana-Dakota Utilities Co. generates, transmits and distributes electricity and distributes natural gas in Montana, North Dakota, South Dakota and Wyoming. Cascade Natural Gas Corp. distributes natural gas in Oregon and Washington. Intermountain Gas Co. distributes natural gas in Idaho. Great Plains Natural Gas Co. distributes natural gas in western Minnesota and southeastern North Dakota. These operations also supply related value-added products and services.


WA
MT
ND
ID
WY
SD
NE
CO
Pipeline gathering systems
Company storage fields
States of operations
Pipeline systems
Interconnecting pipelines

Pipeline and Energy Services

The pipeline and energy services segment provides natural gas transportation, underground storage and gathering services through regulated and nonregulated pipeline systems primarily in the Rocky Mountain and northern Great Plains regions of the United States. It also provides cathodic protection and other energy-related services.

E&P


MT
ND
WY
UT
CO
TX
LA
Areas of production and reserves
States of operations

Exploration and Production

Fidelity Exploration & Production Co. is engaged in natural gas and oil acquisition, exploration, development and production activities in the Rocky Mountain and Mid-Continent regions of the United States and in and around the Gulf of Mexico.

CONSTRUCTION


AK
WA
MT
ND
MN
OR
ID
SD
WI
MI
NY
ME
WY
NE
IA
PA
NV
UT
CO
IL
IN
OH
WV
VA
DE
MD
CA
KS
MO
KY
NC
AZ
NM
OK
AR
TN
SC
GA
MS
AL
TX
LA
FL
HI
Construction materials locations
Construction services offices
States of operations for construction materials and authorized states of operations for construction services
Authorized states of operations for construction services

Construction Materials and Services

MDU Resources Group has a number of construction businesses.

- Knife River Corp. mines aggregates and markets crushed stone, sand, gravel and related construction materials, including ready-mix concrete, cement, asphalt, liquid asphalt and other value-added products. It also performs integrated contracting services.
- The construction services segment specializes in constructing and maintaining electric and communication lines, gas pipelines, fire suppression systems, and external lighting and traffic signalization equipment. This segment also provides utility excavation services and inside electrical wiring, cabling and mechanical services, sells and distributes electrical materials, and manufactures and distributes specialty equipment.

MDU Resources Group, Inc.



Electric Utility
Natural Gas Utility
Pipeline and Energy Services
Exploration and Production
Construction Materials
Construction Services Offices
Construction Services Authorized States of Operations

We are a member of the S&P MidCap 400 index. We provide value-added natural resource products and related services that are essential to energy and transportation infrastructure, including regulated utilities and pipelines, exploration and production, and construction materials and services companies.

2011 Earnings*



Regulated
40%
Construction**
24%
Exploration & Production
36%

* Based on consolidated earnings before discontinued operations.
** Includes Other operations of 3 percent.



HIGHLIGHTS

Years Ended December 31,	2011	2010	Increase/Decrease Amount	Increase/Decrease Percent
	(In millions, where applicable)			
Operating revenues	$4,050.5	$3,909.7	$ 140.8	4
Operating income	$ 406.4	$ 410.7	$ (4.3)	(1)
Earnings on common stock:				
Earnings before discontinued operations	$ 225.2	$ 243.3	$ (18.1)	(7)
Discontinued operations, net of tax	(12.9)	(3.3)	(9.6)	(285)
Earnings on common stock	$ 212.3	$ 240.0	$ (27.7)	(12)
Earnings per common share – basic:				
Earnings before discontinued operations	$ 1.19	$ 1.29	$ (.10)	(8)
Discontinued operations, net of tax	(.07)	(.01)	(.06)	(600)
Earnings per common share – basic	$ 1.12	$ 1.28	$ (.16)	(13)
Earnings per common share – diluted:				
Earnings before discontinued operations	$ 1.19	$ 1.29	$ (.10)	(8)
Discontinued operations, net of tax	(.07)	(.02)	(.05)	(250)
Earnings per common share – diluted	$ 1.12	$ 1.27	$ (.15)	(12)
Dividends per common share	$ .6550	$ .6350	$ .02	3
Weighted average common shares outstanding – diluted	188.9	188.2	.7	–
Total assets	$6,556.1	$6,303.5	$ 252.6	4
Total equity	$2,775.6	$2,692.8	$ 82.8	3
Total debt	$ 1,424.7	$1,526.8	$ (102.1)	(7)
Capitalization ratios:				
Total common equity	66%	64%		
Total debt	34	36		
	100%	100%		
Return on average common equity	7.8%	9.1%		
Price/earnings ratio	19.2x	16.0x		
Book value per common share	$ 14.62	$ 14.22		
Market value as a percent of book value	146.8%	142.5%		
Employees	8,021	7,895		

Forward-looking statements: This Annual Report contains forward-looking statements within the meaning of section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in Part I, Forward-Looking Statements and Item 1A — Risk Factors of the company's 2011 Form 10-K. Forward-looking statements are all statements other than statements of historical fact, including without limitation those statements that are identified by the words anticipates, estimates, expects, intends, plans, predicts and similar expressions.

Total Shareholder Returns

(as of December 31, 2011)


9%
3%
-1%
9%
12%
1 YR
3 YR
5 YR
10 YR
20 YR

Dividends

(per common share)

We have paid dividends uninterrupted for 74 years.


$.56
$.60
$.62
$.64
$.66
2007
2008
2009
2010
2011

Capitalization Ratios

A disciplined strategy for debt management has kept our balance sheet strong.


34%
39%
37%
36%
34%
66%
61%
63%
64%
66%
Debt
Equity
2007
2008
2009
2010
2011



REPORT TO STOCKHOLDERS

A year ago we declared victory in our efforts to guide the company safely through the country's recession, and promised that in 2011 we would focus on re-establishing the strong growth that was characteristic of MDU Resources in pre-recession times.

That work is off to a very good start. Last year our businesses invested more than $480 million in production and service improvements that we believe will help deliver sustainable growth for shareholders as the economy strengthens. We will invest nearly $700 million this year, and a total of about $3.7 billion over the next five years. These investments will be funded almost entirely with internal cash flows generated by our businesses.

Earnings in 2011 were $212.3 million, or $1.12 per share. Excluding a one-time arbitration charge related to the guarantee of a construction contract, adjusted earnings were $225.2 million, or $1.19 per share.

The Board of Directors increased the common stock dividend for the 21st consecutive year. We are very proud of this achievement and our history of paying dividends uninterrupted for 74 consecutive years. We recognize the importance of the dividend to our investors; in 2011 it contributed to a total shareholder return of 9 percent, which outperformed the S&P 500 and almost all other major indices.

Although the economy continues to be difficult, we are seeing encouraging signs that some markets are strengthening and the construction industry decline appears to have bottomed out. One of the brightest spots is right here in North Dakota, where the biggest oil boom in the country is taking place. Development of the Bakken region has pushed oil production in the state to more than 500,000 barrels per day, which represents about 10 percent of U.S. oil production. North Dakota is ranked fourth in the country for oil production behind Texas, Alaska and California, and at the pace of current development is expected to climb into the No. 2 spot.

Oil production and the wide range of infrastructure and services required to support it have contributed to a healthy state economy, including the lowest unemployment rate in the U.S. This is creating significant growth opportunities across all of our businesses.

Bakken Oil Production at Record Level

The Bakken is the centerpiece of efforts by our production business, Fidelity Exploration & Production, to accelerate development of its existing leaseholds and achieve a more balanced production mix of oil and natural gas. Last year Fidelity set a company record for Bakken production, and that helped drive a 7 percent increase in total oil production. Oil now accounts for 32 percent of Fidelity's production, up from 16 percent five years ago, and more than half of its revenue.

Fidelity expects to increase oil production by another 20 to 30 percent this year, and we will target more than half of our company's total capital expenditure budget to support this continued growth. We currently have eight active drilling rigs, up from two at the start of 2011, and expect to deploy two more by the end of this year. Fidelity will continue to defer much of its natural gas development because of sustained weak prices, which at year-end had dropped to their lowest point in 10 years.

Much of the activity will continue to focus on the Bakken, where Fidelity owns approximately 95,000 net acres of leaseholds. Fidelity plans to drill approximately 30 operated wells on this property during 2012; it already has 58 operated wells and participates in more than 180 non-operated wells there.

Fidelity also has significant production in Texas, and plans to drill 20 more wells there this year. This effort targets natural gas with a higher liquids content, which is more lucrative in today's commodity markets than dry natural gas.

Fidelity also has some exciting growth opportunities on acreage that is in earlier stages of exploration. Drilling plans to explore the potential of these properties include the Niobrara formation in southeastern Wyoming, a developing oil shale play that has yielded encouraging results for a number of producers; additional Bakken acreage that reaches into Richland County, Montana; the Heath Shale in central Montana; and Utah's Paradox Basin, where the company already has some production experience.

Utility Continues Strong Performance

Earnings at our utility increased again in 2011. The utility's customer base continues to grow, particularly in western North Dakota and eastern Montana as activity in the

Bakken production area brings an increased demand for electric and natural gas services.

Electricity sales grew more than 3 percent due to both customer growth and colder temperatures during the early months of 2011. This growth was most pronounced in western North Dakota, where Bakken-related economic activity led to a 5 percent increase in electricity customers. We expect that oil production in the region will continue to provide good growth opportunities for the utility.

Natural gas sales increased more than 8 percent, largely because of a significantly colder winter in the Pacific Northwest. In addition, low natural gas prices are providing an incentive for fuel-switching in agricultural applications such as grain drying, as well as commercial and industrial uses. We expect that weak pricing will continue to provide opportunities for natural gas to displace fuel oil and propane.

The utility successfully concluded electric rate cases in Montana and North Dakota. Both cases involved recovery of investments made in renewable energy generation and infrastructure that improved reliability of the electric distribution system.

Our electric utility plans to build an 88-megawatt generating plant fueled by natural gas to meet the growth in customers and energy demand. The $85 million plant would be built adjacent to our Heskett generating plant in Mandan, North Dakota. We have asked the North Dakota Public Service Commission for an advance determination of prudence; if approved, the facility is expected to be in operation early in 2015.

We also are pursuing growth opportunities associated with new high-voltage transmission lines and system enhancements that would connect potential new wind energy projects with major markets to the east. The utility already has a contract to develop one such project – a 30-mile high-voltage transmission line that would connect a proposed 150-megawatt wind farm in southeastern North Dakota to the electric grid. Construction of the line is expected to be completed by the middle of this year.

Bakken Provides Pipeline Opportunities

Our pipeline and energy services business is experiencing near-term challenges from low natural gas pricing spreads, which are expected to remain flat at least through this year. Utilization of our natural gas storage fields, and our transportation system in and out of storage, declined last year as producers moved gas to other markets.



Harry J. Pearce
Chairman of the Board

Terry D. Hildestad
President and
Chief Executive Officer

However, the extraordinary development taking place in the Bakken offers a bright outlook for our pipeline business. The Bakken oil wells produce a substantial amount of associated natural gas; in fact, natural gas production in North Dakota has increased by about 67 percent in the last two years and is still growing. This creates a growing demand for gathering, storage and transportation services, and ours is the most extensive natural gas transportation system in the Bakken.

Last year we more than doubled our ability to move gas out of the Bakken with the addition of 100 million cubic feet per day of firm capacity. The expansion includes additional compression and a 12-mile pipeline to service a new third-party natural gas processing plant. This year we will construct another pipeline to serve two additional processing plants planned for northwestern North Dakota.

We also have designed a project to expand the deliverability of our Baker, Montana, storage field, which is the largest single natural gas storage reservoir in North America. Last year we completed the first phase of this project, which ultimately would add 125 million cubic feet per day of firm deliverability.

We will continue to aggressively pursue additional infrastructure and service opportunities in the Bakken as well as the Rocky Mountain Region, where development of liquids-rich plays is intensifying.

Construction Businesses Are Reorganized

At the end of last year we reorganized our construction businesses under a single leader. This will improve our ability to collaborate across our different types of construction businesses so that we can more efficiently utilize employees, assets and equipment.

Although our construction materials and construction services companies both continue to be impacted by the nation's struggling economy, they are seeing signs of stabilization in some of their markets.

This is particularly true in North Dakota, where additional infrastructure is being built to support the fast pace of oil development. A number of housing projects are under way in the northwestern part of the state to accommodate the influx of oil industry workers, and there is significant demand for ready-mix. Knife River, our construction materials and contracting business, opened a new operation in the heart of the Bakken, and already has a work backlog of $31 million.

A number of projects also have developed in California, including expansion work at the Port of Long Beach and a contract to supply the Port of Los Angeles with 1.2 million tons of aggregate. Knife River is the largest cement provider in Hawaii, which positions it for potential work on a $5 billion multi-phase light rail project currently under way in that state. Late last year the company expanded its liquid asphalt operation with a new 35,000-ton asphalt oil terminal in Cheyenne, Wyoming.

At our construction services business, Wagner-Smith Equipment had record earnings last year due to strong equipment sales and rentals to the power line construction industry. Wagner-Smith is a leading manufacturer of equipment used to string electric power lines. We expect its products will continue to be in high demand as utilities and transmission companies increase budgets for building, upgrading and maintaining electricity transmission and distribution lines.

That increased activity also is producing construction work for us, including a high-voltage line in Kansas and a 345-kilovolt substation in Missouri. Our construction services group also has become a national leader in solar photovoltaic design, procurement and installation, and currently is the general contractor managing construction of a 24-megawatt solar facility in Nevada.

Our Continuing Commitment to Stakeholders

We want to express our appreciation to employees for their outstanding performance and for embracing the company's commitment to safety and integrity. We are proud that in 2011 we continued to have a better safety record than our peer companies.

We take seriously our responsibility to operate in the best interest of our stakeholders, including shareholders, employees, customers, neighbors and the communities in which we work. This is a never-ending process of improvement, and we share our progress with an annual sustainability report that is presented on our corporate website, www.mdu.com. The site also contains the annual report for our MDU Resources Foundation.

We supplement this information from time to time with reports on topics of particular interest, such as our recently updated report on hydraulic fracturing. This process has been used safely for decades by oil and natural gas producers. It has been in the news lately because of its key role in developing the Bakken and other shale resources, so we felt it important to explain how Fidelity Exploration & Production safely manages the process. To improve transparency, this year we will post hydraulic fracturing data for company operated wells, including the constituents used in fracturing, on the website www.fracfocus.org.

Finally, thank you for your investment in MDU Resources. We enter 2012 with a strong balance sheet, good liquidity and credit rating, and healthy cash flows. This enables us to focus our full attention on growing the company. We made a good start last year, and are excited by the opportunities ahead of us.

Harry J. Pearce
Chairman of the Board

Terry D. Hildestad
President and Chief Executive Officer

February 24, 2012

BUILDING A STRONG AMERICA®



BOARD OF DIRECTORS



Harry J. Pearce
69 (15)
Detroit, Michigan

Chairman of MDU Resources Board of Directors

Retired, formerly chairman of Hughes Electronics Corp., a subsidiary of General Motors Corp., and former vice chairman and director of GM; a director of several organizations

Expertise: Multinational business management, finance, engineering and law



Terry D. Hildestad
62 (6)
Bismarck, North Dakota

President and Chief Executive Officer of MDU Resources

Formerly chief operating officer of MDU Resources and formerly president and chief executive officer of Knife River Corporation



Thomas Everist
62 (17)
Sioux Falls, South Dakota

President and chairman of The Everist Co., a construction materials company; a director of several corporations

Expertise: Business management, construction and sand, gravel and aggregate production



Karen B. Fagg
58 (7)
Billings, Montana

Retired, formerly vice president of DOWL HKM and formerly president and majority owner of HKM Engineering Inc.; on the board of several organizations

Expertise: Engineering and business management



A. Bart Holaday
69 (4)
Placitas, New Mexico, and Grand Forks, North Dakota

Retired, formerly managing director of Private Markets Group of UBS Asset Management; on the board of several organizations

Expertise: Natural gas and oil industry, business development, finance and law



Dennis W. Johnson
62 (11)
Dickinson, North Dakota

Chairman and chief executive officer of TMI Systems Design Corp., an architectural woodwork manufacturer; a former director of Federal Reserve Bank of Minneapolis

Expertise: Business management, engineering and finance



Thomas C. Knudson
65 (4)
Houston, Texas

President of Tom Knudson Interests, providing consulting services in energy, sustainable development and leadership; formerly senior vice president of human resources, government affairs and communications of ConocoPhillips

Expertise: Natural gas and oil industry, sustainable development and engineering



Richard H. Lewis
62 (7)
Denver, Colorado

Founder and former chairman, president and chief executive officer of Prima Energy Corp., a natural gas and oil exploration and production company, and chairman of Entre Pure Industries Inc., a privately held purified water and ice business; a director of Colorado State Bank and Trust and a former board member of Colorado Oil and Gas Association

Expertise: Natural gas and oil industry



Patricia L. Moss
58 (9)
Bend, Oregon

Vice chairman of Cascade Bancorp and Bank of the Cascades, formerly president and chief executive officer of Cascade Bancorp and Bank of the Cascades; on the board of several organizations

Expertise: Finance and human resources



John K. Wilson
57 (9)
Omaha, Nebraska

Formerly president of Durham Resources LLC, a privately held financial management company, and formerly a director of a mutual fund; on the board of several organizations

Expertise: Finance and natural gas industry

Audit Committee
Dennis W. Johnson, Chairman
A. Bart Holaday
Richard H. Lewis
John K. Wilson

Compensation Committee
Thomas Everist, Chairman
Karen B. Fagg
Thomas C. Knudson
Patricia L. Moss

Nominating and Governance Committee
Karen B. Fagg, Chairman
A. Bart Holaday
Richard H. Lewis
Patricia L. Moss

Numbers indicate age and years of service ( ) on the MDU Resources Board of Directors as of December 31, 2011.

Corporate Management



Terry D. Hildestad
62 (38)

President and Chief Executive Officer of MDU Resources

Serves on the company's Board of Directors and as chairman of the board of all major subsidiary companies; formerly chief operating officer of MDU Resources and formerly president and chief executive officer of Knife River Corporation



Steven L. Bietz
53 (31)

President and Chief Executive Officer of WBI Holdings, Inc.

Formerly held executive and management positions with WBI Holdings



Mark A. Del Vecchio
52 (9)

Vice President of Human Resources of MDU Resources

Formerly director of compensation and executive programs of MDU Resources



David L. Goodin
50 (29)

President and Chief Executive Officer of Montana-Dakota Utilities Co., Great Plains Natural Gas Co., Cascade Natural Gas Corporation and Intermountain Gas Company

Formerly executive vice president of operations and acquisitions of Montana-Dakota



John G. Harp
59 (37)

Chief Executive Officer of Knife River Corporation and MDU Construction Services Group, Inc.

Formerly president and chief executive officer of MDU Construction Services Group and formerly owned construction services companies that were acquired by MDU Resources



Cynthia J. Norland
57 (28)

Vice President of Administration of MDU Resources

Formerly associate general counsel of MDU Resources



Paul K. Sandness
57 (32)

General Counsel and Secretary of MDU Resources

Serves as general counsel and secretary of all major subsidiary companies; formerly senior attorney of MDU Resources and held other positions of increasing responsibility



William E. Schneider
63 (19)

Executive Vice President of Bakken Development of MDU Resources

Formerly president and chief executive officer of Knife River Corporation



Doran N. Schwartz
42 (7)

Vice President and Chief Financial Officer of MDU Resources

Serves as the senior financial officer and member of the board of directors of all major subsidiary companies; formerly chief accounting officer of MDU Resources



J. Kent Wells
55 (1)

President and Chief Executive Officer of Fidelity Exploration & Production Co.

Formerly an executive with one of the world's largest oil and natural gas production companies

Numbers indicate age and years of service ( ) as of December 31, 2011.

Other Corporate and Senior Company Officers

William R. Connors, 50 (8)
Vice President of Renewable Resources of MDU Resources

Nicole A. Kivisto, 38 (17)
Vice President, Controller and Chief Accounting Officer of MDU Resources

Douglass A. Mahowald, 62 (30)
Treasurer and Assistant Secretary of MDU Resources

John P. Stumpf, 52 (20)
Vice President of Strategic Planning of MDU Resources

Comparison of One-Year Total Stockholder Return (as of December 31, 2011)


9%
2%
6%
10%
MDU Resources
S&P 500
New Peer Group
Old Peer Group

Comparison of Five-Year Total Stockholder Return (in dollars)

$100 invested December 31, 2006, in MDU Resources was worth $95.94 at year-end 2011.


$200
150
100
50
0
'06
'07
'08
'09
'10
'11
MDU Resources
S&P 500
New Peer Group
Old Peer Group

	2006	2007	2008	2009	2010	2011
MDU Resources Group, Inc.	$100.00	$109.85	$87.82	$99.13	$87.90	$95.94
S&P 500 Index	100.00	105.49	66.46	84.05	96.71	98.76
New Peer Group	100.00	111.29	81.42	95.34	109.55	115.79
Old Peer Group	100.00	111.33	83.59	98.84	116.16	127.52

Comparison of 10-Year Total Stockholder Return (in dollars)

$100 invested December 31, 2001, in MDU Resources was worth $226.16 at year-end 2011.


$300
250
200
150
100
50
0
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
MDU Resources
S&P 500
New Peer Group
Old Peer Group

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
MDU Resources Group, Inc.	$100.00	$95.03	$135.55	$156.17	$196.29	$235.74	$258.96	$207.02	$233.70	$207.21	$226.16
S&P 500 Index	100.00	77.90	100.25	111.15	116.61	135.03	142.45	89.75	113.50	130.59	133.35
New Peer Group	100.00	88.82	113.45	144.09	178.07	218.90	243.62	178.22	208.71	239.80	253.46
Old Peer Group	100.00	89.75	116.13	144.91	175.05	221.05	246.09	184.78	218.48	256.78	281.89

STOCKHOLDER RETURN COMPARISON

Data is indexed to December 31, 2010, for the one-year total stockholder return comparison, December 31, 2006, for the five-year total stockholder return comparison and December 31, 2001, for the 10-year total stockholder return comparison for MDU Resources, the S&P 500 and the peer groups. Total stockholder return is calculated using the December 31 price for each year. It is assumed that all dividends are reinvested in stock at the frequency paid, and the returns of each component peer issuer of the group are weighted according to the issuer's stock market capitalization at the beginning of the period.

Beginning in 2011, a new peer group was established. The change was made to better reflect the company's current mix of businesses, as well as to address changes that have occurred at several of the old peer companies. Some of the companies in the old peer group have been acquired, were delisted due to bankruptcy or have experienced significant growth in stock market capitalization, causing a lack of comparability as returns are weighted based on market capitalization. The new peer group is comprised of entities representing the company's various lines of business. The representation of peer companies was selected based generally on each business line's relative share of the company's total assets. The graphs show stockholder return performance for both the old and new peer groups.

New peer group issuers are Alliant Energy Corp., Atmos Energy Corp., Berry Petroleum Co., Black Hills Corp., Comstock Resources Inc., EMCOR Group Inc., EQT Corp., Granite Construction Inc., Martin Marietta Materials Inc., National Fuel Gas Co., Northwest Natural Gas Co., Pike Electric Corp., Quanta Services Inc., Questar Corp., SCANA Corp., SM Energy Co., Southern Union Co., Southwest Gas Corp., Sterling Construction Co. Inc., Swift Energy Co., Texas Industries Inc., Vectren Corp., Vulcan Materials Co. and Whiting Petroleum Corp.

Old peer group issuers are Alliant Energy Corp., Berry Petroleum Co., Black Hills Corp., Comstock Resources Inc., Dycom Industries Inc., EMCOR Group Inc., EQT Corp., Granite Construction Inc., Martin Marietta Materials Inc., National Fuel Gas Co., Northwest Natural Gas Co., NSTAR, OGE Energy Corp., ONEOK Inc., Quanta Services Inc., Questar Corp., SCANA Corp., SM Energy Co., Southwest Gas Corp., Swift Energy Co., Vectren Corp., Vulcan Materials Co. and Whiting Petroleum Corp.

During 2010, Encore Acquisition Co. was merged with another company and U.S. Concrete Inc. was delisted. As a result, both companies were removed from the old peer group for the entire period shown in the performance graphs.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number 1-3480

MDU RESOURCES GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	41-0423660
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1200 West Century Avenue
P.O. Box 5650
Bismarck, North Dakota 58506-5650
(Address of principal executive offices)
(Zip Code)

(701) 530-1000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.00	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Preferred Stock, par value $100
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒.

State the aggregate market value of the voting common stock held by nonaffiliates of the registrant as of June 30, 2011: $4,247,855,190.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of February 17, 2012: 188,819,307 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's 2012 Proxy Statement are incorporated by reference in Part III, Items 10, 11, 12, 13 and 14 of this Report.

Contents

The following abbreviations and acronyms used in this Form 10-K are defined below:

Abbreviation or Acronym

AFUDC	Allowance for funds used during construction
Alusa	Tecnica de Engenharia Electrica – Alusa
Army Corps	U.S. Army Corps of Engineers
ASC	FASB Accounting Standards Codification
BART	Best available retrofit technology
Bbl	Barrel
Bcf	Billion cubic feet
Bcfe	Billion cubic feet equivalent
Bicent	Bicent Power LLC
Big Stone Station	450-MW coal-fired electric generating facility near Big Stone City, South Dakota (22.7 percent ownership)
Bitter Creek	Bitter Creek Pipelines, LLC, an indirect wholly owned subsidiary of WBI Holdings
Black Hills Power	Black Hills Power and Light Company
Brazilian Transmission Lines	Company's equity method investment in the company owning ECTE, ENTE and ERTE (ownership interests in ENTE and ERTE were sold in the fourth quarter of 2010 and a portion of the ownership interest in ECTE was sold in the fourth quarter of 2011 and 2010)
Btu	British thermal unit
Cascade	Cascade Natural Gas Corporation, an indirect wholly owned subsidiary of MDU Energy Capital
CELESC	Centrais Elétricas de Santa Catarina S.A.
CEM	Colorado Energy Management, LLC, a former direct wholly owned subsidiary of Centennial Resources (sold in the third quarter of 2007)
CEMIG	Companhia Energética de Minas Gerais
Centennial	Centennial Energy Holdings, Inc., a direct wholly owned subsidiary of the Company
Centennial Capital	Centennial Holdings Capital LLC, a direct wholly owned subsidiary of Centennial
Centennial Resources	Centennial Energy Resources LLC, a direct wholly owned subsidiary of Centennial
CERCLA	Comprehensive Environmental Response, Compensation and Liability Act
Clean Air Act	Federal Clean Air Act
Clean Water Act	Federal Clean Water Act
Colorado State District Court	Colorado Thirteenth Judicial District Court, Yuma County
Company	MDU Resources Group, Inc.
dk	Decatherm
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
ECTE	Empresa Catarinense de Transmissão de Energia S.A. (7.51 percent ownership interest at December 31, 2011, 2.5 and 14.99 percent ownership interest was sold in 2011 and 2010, respectively)
EIN	Employer Identification Number
ENTE	Empresa Norte de Transmissão de Energia S.A. (entire 13.3 percent ownership interest sold in the fourth quarter of 2010)
EPA	U.S. Environmental Protection Agency
ERISA	Employee Retirement Income Security Act of 1974
ERTE	Empresa Regional de Transmissão de Energia S.A. (entire 13.3 percent ownership interest sold in the fourth quarter of 2010)
ESA	Endangered Species Act
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
Fidelity	Fidelity Exploration & Production Company, a direct wholly owned subsidiary of WBI Holdings
FIP	Funding improvement plan
GAAP	Accounting principles generally accepted in the United States of America
GHG	Greenhouse gas
Great Plains	Great Plains Natural Gas Co., a public utility division of the Company
IBEW	International Brotherhood of Electrical Workers
ICWU	International Chemical Workers Union
IFRS	International Financial Reporting Standards
Intermountain	Intermountain Gas Company, an indirect wholly owned subsidiary of MDU Energy Capital
IPUC	Idaho Public Utilities Commission
Item 8	Financial Statements and Supplementary Data
JTL	JTL Group, Inc., an indirect wholly owned subsidiary of Knife River
Knife River	Knife River Corporation, a direct wholly owned subsidiary of Centennial
Knife River – Northwest	Knife River Corporation – Northwest, an indirect wholly owned subsidiary of Knife River (previously Morse Bros., Inc., name changed effective January 1, 2010)
K-Plan	Company's 401(k) Retirement Plan
kW	Kilowatts
kWh	Kilowatt-hour

LPP	Lea Power Partners, LLC, a former indirect wholly owned subsidiary of Centennial Resources (member interests were sold in October 2006)
LTM	LTM, Inc., an indirect wholly owned subsidiary of Knife River
LWG	Lower Willamette Group
MAPP	Mid-Continent Area Power Pool
MBbls	Thousands of barrels
Mcf	Thousand cubic feet
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
Mdk	Thousand decatherms
MDU Brasil	MDU Brasil Ltda., an indirect wholly owned subsidiary of Centennial Resources
MDU Construction Services	MDU Construction Services Group, Inc., a direct wholly owned subsidiary of Centennial
MDU Energy Capital	MDU Energy Capital, LLC, a direct wholly owned subsidiary of the Company
Midwest ISO	Midwest Independent Transmission System Operator, Inc.
MMBtu	Million Btu
MMcf	Million cubic feet
MMcfe	Million cubic feet equivalent – natural gas equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of oil
MMdk	Million decatherms
MNPUC	Minnesota Public Utilities Commission
Montana-Dakota	Montana-Dakota Utilities Co., a public utility division of the Company
Montana DEQ	Montana Department of Environmental Quality
Montana First Judicial District Court	Montana First Judicial District Court, Lewis and Clark County
Montana Seventeenth Judicial District Court	Montana Seventeenth Judicial District Court, Phillips County
MPPAA	Multiemployer Pension Plan Amendments Act of 1980
MTPSC	Montana Public Service Commission
MW	Megawatt
NDPSC	North Dakota Public Service Commission
NEPA	National Environmental Policy Act
Oil	Includes crude oil, condensate and natural gas liquids
Omimex	Omimex Canada, Ltd.
OPUC	Oregon Public Utility Commission
Oregon Circuit Court	Circuit Court of the State of Oregon for the County of Klamath
Oregon DEQ	Oregon State Department of Environmental Quality
PCBs	Polychlorinated biphenyls
PDP	Proved developed producing
PRC	Planning resource credit – a MW of demand equivalent assigned to generators by the Midwest ISO for meeting system reliability requirements
Prairielands	Prairielands Energy Marketing, Inc., an indirect wholly owned subsidiary of WBI Holdings
Proxy Statement	Company's 2012 Proxy Statement
PRP	Potentially Responsible Party
PUD	Proved undeveloped
RCRA	Resource Conservation and Recovery Act
ROD	Record of Decision
RP	Rehabilitation plan
Ryder Scott	Ryder Scott Company, L.P.
SDPUC	South Dakota Public Utilities Commission
SEC	U.S. Securities and Exchange Commission
SEC Defined Prices	The average price of natural gas and oil during the applicable 12-month period, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions
Securities Act	Securities Act of 1933, as amended
Securities Act Industry Guide 7	Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations
Sheridan System	A separate electric system owned by Montana-Dakota
SMCRA	Surface Mining Control and Reclamation Act
SourceGas	SourceGas Distribution LLC
Stock Purchase Plan	Company's Dividend Reinvestment and Direct Stock Purchase Plan
UA	United Association of Journeyman and Apprentices of the Plumbing and Pipefitting Industry of the United States and Canada
WBI Holdings	WBI Holdings, Inc., a direct wholly owned subsidiary of Centennial
Westmoreland	Westmoreland Coal Company
Williston Basin	Williston Basin Interstate Pipeline Company, an indirect wholly owned subsidiary of WBI Holdings
WUTC	Washington Utilities and Transportation Commission
Wygen III	100-MW coal-fired electric generating facility near Gillette, Wyoming (25 percent ownership)
WYPSC	Wyoming Public Service Commission

Forward-Looking Statements

This Form 10-K contains forward-looking statements within the meaning of Section 21E of the Exchange Act. Forward-looking statements are all statements other than statements of historical fact, including without limitation those statements that are identified by the words "anticipates," "estimates," "expects," "intends," "plans," "predicts" and similar expressions, and include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions (many of which are based, in turn, upon further assumptions) and other statements that are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature, including statements contained within Item 7 – MD&A – Prospective Information.

Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Nonetheless, the Company's expectations, beliefs or projections may not be achieved or accomplished.

Any forward-looking statement contained in this document speaks only as of the date on which the statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of the factors, nor can it assess the effect of each factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. All forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are expressly qualified by the risk factors and cautionary statements in this Form 10-K, including statements contained within Item 1A – Risk Factors.

Items 1 and 2. Business and Properties

General

The Company is a diversified natural resource company, which was incorporated under the laws of the state of Delaware in 1924. Its principal executive offices are at 1200 West Century Avenue, P.O. Box 5650, Bismarck, North Dakota 58506-5650, telephone (701) 530-1000.

Montana-Dakota, through the electric and natural gas distribution segments, generates, transmits and distributes electricity and distributes natural gas in Montana, North Dakota, South Dakota and Wyoming. Cascade distributes natural gas in Oregon and Washington. Intermountain distributes natural gas in Idaho. Great Plains distributes natural gas in western Minnesota and southeastern North Dakota. These operations also supply related value-added services.

The Company, through its wholly owned subsidiary, Centennial, owns WBI Holdings (comprised of the pipeline and energy services and the exploration and production segments), Knife River (construction materials and contracting segment), MDU Construction Services (construction services segment), Centennial Resources and Centennial Capital (both reflected in the Other category).

The Company's equity method investment in ECTE is reflected in the Other category. For additional information, see Item 8 – Note 4.

As of December 31, 2011, the Company had 8,021 employees with 150 employed at MDU Resources Group, Inc., 960 at Montana-Dakota, 31 at Great Plains, 277 at Cascade, 216 at Intermountain, 625 at WBI Holdings, 2,786 at Knife River and 2,976 at MDU Construction Services. The number of employees at certain Company operations fluctuates during the year depending upon the number and size of construction projects. The Company considers its relations with employees to be satisfactory.

The following information regarding the number of employees represented by labor contracts is as of December 31, 2011.

At Montana-Dakota and Williston Basin, 362 and 87 employees, respectively, are represented by the IBEW. Labor contracts with such employees are in effect through April 30, 2015, and March 31, 2014, for Montana-Dakota and Williston Basin, respectively.

At Cascade, 169 employees are represented by the ICWU. The labor contract with the field operations group is effective through April 1, 2012.

At Intermountain, 111 employees are represented by the UA. Labor contracts with such employees are in effect through September 30, 2013.

Knife River has 43 labor contracts that represent approximately 520 of its construction materials employees. Knife River is in negotiations on 10 of its labor contracts.

MDU Construction Services has 144 labor contracts representing the majority of its employees. The majority of the labor contracts contain provisions that prohibit work stoppages or strikes and provide for binding arbitration dispute resolution in the event of an extended disagreement.

The Company's principal properties, which are of varying ages and are of different construction types, are generally in good condition, are well maintained and are generally suitable and adequate for the purposes for which they are used.

The financial results and data applicable to each of the Company's business segments, as well as their financing requirements, are set forth in Item 7 – MD&A and Item 8 – Note 15 and Supplementary Financial Information.

The operations of the Company and certain of its subsidiaries are subject to federal, state and local laws and regulations providing for air, water and solid waste pollution control; state facility-siting regulations; zoning and planning regulations of certain state and local authorities; federal health and safety regulations and state hazard communication standards. The Company believes that it is in substantial compliance with these regulations, except as to what may be ultimately determined with regard to items discussed in Environmental matters in Item 8 – Note 19. There are no pending CERCLA actions for any of the Company's properties, other than the Portland, Oregon, Harbor Superfund Site and one of the manufactured gas plant sites in Washington.

The Company produces GHG emissions primarily from its fossil fuel electric generating facilities, as well as from natural gas pipeline and storage systems, operations of equipment and fleet vehicles, and oil and natural gas exploration and development activities. GHG emissions also result from customer use of natural gas for heating and other uses. As interest in reductions in GHG emissions has grown, the Company has developed renewable generation with lower or no GHG emissions. Governmental legislative and regulatory initiatives regarding environmental and energy policy are continuously evolving and could negatively impact the Company's operations and financial results. Until legislation and regulation are finalized, the impact of these measures cannot be accurately predicted. The Company will continue to monitor legislative and regulatory activity related to environmental and energy policy initiatives. Disclosure regarding specific environmental matters applicable to each of the Company's businesses is set forth under each business description later. In addition, for a discussion of the Company's risks related to environmental laws and regulations, see Item 1A – Risk Factors.

This annual report on Form 10-K, the Company's quarterly reports on Form 10-Q, the Company's current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through the Company's Web site as soon as reasonably practicable after the Company has electronically filed such reports with, or furnished such reports to, the SEC. The Company's Web site address is www.mdu.com. The information available on the Company's Web site is not part of this annual report on Form 10-K.

Electric

General Montana-Dakota provides electric service at retail, serving more than 127,000 residential, commercial, industrial and municipal customers in 177 communities and adjacent rural areas as of December 31, 2011. The principal properties owned by Montana-Dakota for use in its electric operations include interests in 11 electric generating facilities, as further described under System Supply, System Demand and Competition, and approximately 3,000 and 4,600 miles of transmission and distribution lines, respectively. Montana-Dakota has obtained and holds, or is in the process of renewing, valid and existing franchises authorizing it to conduct its electric operations in all of the municipalities it serves where such franchises are required. Montana-Dakota intends to protect its service area and seek renewal of all expiring franchises. At December 31, 2011, Montana-Dakota's net electric plant investment was $604.7 million.

The percentage of Montana-Dakota's 2011 retail electric utility operating revenues by jurisdiction is as follows: North Dakota – 61 percent; Montana – 23 percent; Wyoming – 10 percent; and South Dakota – 6 percent. Retail electric rates, service, accounting and certain security issuances are subject to regulation by the NDPSC, MTPSC, SDPUC and WYPSC. The interstate transmission and wholesale electric power operations of Montana-Dakota also are subject to regulation by the FERC under provisions of the Federal Power Act, as are interconnections with other utilities and power generators, the issuance of securities, accounting and other matters.

Through the Midwest ISO, Montana-Dakota has access to wholesale energy, ancillary services and capacity markets. The Midwest ISO is a regional transmission organization responsible for operational control of the transmission systems of its members. The Midwest ISO provides security center operations, tariff administration and operates day-ahead and real-time energy markets, ancillary services and capacity markets. As a member of Midwest ISO, Montana-Dakota's generation is sold into the Midwest ISO energy market and its energy needs are purchased from that market.

System Supply, System Demand and Competition Through an interconnected electric system, Montana-Dakota serves markets in portions of western North Dakota, including Bismarck, Mandan, Dickinson and Williston; eastern Montana, including Glendive and Miles City; and northern South Dakota, including Mobridge. The maximum electric peak demand experienced to date attributable to Montana-Dakota's sales to retail customers on the interconnected system was 535,761 kW in July 2011. Montana-Dakota's latest forecast for its interconnected system indicates that its annual peak will continue to occur during the summer and the peak demand growth rate through 2017 will approximate 1 percent to 2 percent annually. The interconnected system consists of 10 electric generating facilities, which have an aggregate nameplate rating attributable to Montana-Dakota's interest of 493,055 kW and total net PRCs of 433.6 in 2011. PRCs are a MW of demand equivalent measure and are allocated to individual generators to meet supply obligations within the Midwest ISO. For 2011, Montana-Dakota's total PRCs, including its firm purchase power contracts, were 572.8. Montana-Dakota's peak demand supply obligation, including firm purchase power contracts, within the Midwest ISO was 524.2 PRCs for 2011. Montana-Dakota's four principal generating stations are steam-turbine generating units using coal for fuel. The nameplate rating for Montana-Dakota's ownership interest in these four stations (including interests in the Big Stone Station and the Coyote Station, aggregating 22.7 percent and 25.0 percent, respectively) is 327,758 kW. Three combustion turbine peaking stations, two wind electric generating facilities and a heat recovery electric generating facility supply the balance of Montana-Dakota's interconnected system electric generating capability.

Montana-Dakota has a contract for capacity of 110 MW for the period June 1, 2012 to May 31, 2013, 115 MW for the period June 1, 2013 to May 31, 2014 and 120 MW for the period June 1, 2014 to May 31, 2015. Energy also will be purchased as needed, or if more economical, from the Midwest ISO market. In 2011, Montana-Dakota purchased approximately 21 percent of its net kWh needs for its interconnected system through the Midwest ISO market.

Montana-Dakota filed for an advance determination of prudence on July 7, 2011, with the NDPSC on the construction of an 88-MW simple cycle natural gas turbine and associated facilities. The capacity would be a partial replacement for the contract expiring in 2015. For additional information, see Item 8 – Note 18.

Through the Sheridan System, Montana-Dakota serves Sheridan, Wyoming, and neighboring communities. The maximum peak demand experienced to date attributable to Montana-Dakota sales to retail customers on that system was approximately 60,600 kW in July 2007. Montana-Dakota has a power supply contract with Black Hills Power to purchase up to 49,000 kW of capacity annually through December 31, 2016. Wygen III, which commenced commercial operation in the second quarter of 2010, serves a portion of the needs of its Sheridan-area customers.

The following table sets forth details applicable to the Company's electric generating stations:

Generating Station	Type	Nameplate Rating (kW)	Summer Capability (kW) (a)	2011 PRCs (a)	2011 Net Generation (kWh in thousands)
Interconnected System:					
North Dakota:					
Coyote (b)	Steam	103,647	104,900	96.2	755,779
Heskett	Steam	86,000	104,300	85.6	500,080
Williston	Combustion Turbine	7,800	–	–	(68) (c)
Glen Ullin	Heat Recovery	7,500	–	–	43,133
Cedar Hills	Wind	19,500	19,500	3.9	59,468
South Dakota:					
Big Stone (b)	Steam	94,111	108,600	103.3	508,058
Montana:					
Lewis & Clark	Steam	44,000	53,100	52.1	300,782
Glendive	Combustion Turbine	77,347	74,900	66.1	15,431
Miles City	Combustion Turbine	23,150	23,600	20.0	218
Diamond Willow	Wind	30,000	30,000	6.4	98,867
		493,055	518,900	433.6	2,281,748
Sheridan System:					
Wyoming:					
Wygen III (b)	Steam	28,000	N/A	N/A	206,589
		521,055	518,900	433.6	2,488,337

(a) Interconnected system only. The summer capability values were used previously by MAPP for determining available generation for resource adequacy. The Midwest ISO requires generators to obtain their summer capability, or PRCs, by applying the generator's forced outage factor against the results of a generator output verification test. Wind generator's PRCs are calculated based on a wind capacity study performed annually by the Midwest ISO. PRCs are used to meet supply obligations with the Midwest ISO.

(b) Reflects Montana-Dakota's ownership interest.

(c) Station use, to meet Midwest ISO's requirements, exceeded generation.

Virtually all of the current fuel requirements of the Coyote, Heskett and Lewis & Clark stations are met with coal supplied by subsidiaries of Westmoreland under contracts that expire in May 2016, April 2016 and December 2012, respectively. The Coyote coal supply agreement provides for the purchase of coal necessary to supply the coal requirements of the Coyote Station or 30,000 tons per week, whichever may be the greater quantity at contracted pricing. The Lewis & Clark and existing Heskett coal supply agreements provide for the purchase of coal necessary to supply the coal requirements of these stations at contracted pricing. Montana-Dakota estimates the Heskett and Lewis & Clark coal requirement to be in the range of 450,000 to 550,000 tons and 250,000 to 350,000 tons per contract year, respectively.

Montana-Dakota has a coal supply agreement, which meets the majority of the Big Stone Station's fuel requirements, for the purchase of 1.5 million tons of coal in 2012 with Peabody Coalsales, LLC at contracted pricing.

Montana-Dakota has a coal supply agreement with Wyodak Resources Development Corp., which provides for the purchase of coal necessary to supply the coal requirements of Wygen III at contracted pricing through June 1, 2060. Montana-Dakota estimates the maximum annual coal consumption of the facility to be 585,000 tons.

The average cost of coal purchased, including freight, at Montana-Dakota's electric generating stations (including the Big Stone, Coyote and Wygen III stations) was as follows:

Years ended December 31,	**2011**	2010	2009
Average cost of coal per MMBtu	**$ 1.62**	$ 1.55	$ 1.52
Average cost of coal per ton	**$23.38**	$22.60	$22.05

Montana-Dakota expects that it has secured adequate capacity available through existing baseload generating stations, renewable generation, turbine peaking stations, demand reduction programs and firm contracts to meet the peak customer demand requirements of its customers through mid-2015. Future capacity that is needed to replace contracts and meet system growth requirements is expected to be met by constructing new generation resources, or acquiring additional capacity through power purchase contracts or the Midwest ISO capacity auction. For additional information regarding potential power generation projects, see Item 7 – MD&A – Prospective Information – Electric and natural gas distribution.

Montana-Dakota has major interconnections with its neighboring utilities and considers these interconnections adequate for coordinated planning, emergency assistance, exchange of capacity and energy and power supply reliability.

Montana-Dakota is subject to competition in varying degrees, in certain areas, from rural electric cooperatives, on-site generators, co-generators and municipally owned systems. In addition, competition in varying degrees exists between electricity and alternative forms of energy such as natural gas.

Regulatory Matters and Revenues Subject to Refund In North Dakota, Montana-Dakota reflects monthly increases or decreases in fuel and purchased power costs (including demand charges) and is deferring electric fuel and purchased power costs that are greater or less than amounts presently being recovered through its existing rate schedules. In Montana, a monthly Fuel and Purchased Power Tracking Adjustment mechanism allows Montana-Dakota to reflect 90 percent of the increases or decreases in fuel and purchased power costs (including demand charges) and Montana-Dakota is deferring 90 percent of costs that are greater or less than amounts presently being recovered through its existing rate schedules. A fuel adjustment clause contained in South Dakota jurisdictional electric rate schedules allows Montana-Dakota to reflect monthly increases or decreases in fuel and purchased power costs (excluding demand charges). In Wyoming, an annual Electric Power Supply Cost Adjustment mechanism allows Montana-Dakota to reflect increases or decreases in purchased power costs (including demand charges) related to power supply and Montana-Dakota is deferring costs that are greater or less than amounts presently being recovered through its existing rate schedules. Such orders generally provide that these amounts are recoverable or refundable through rate adjustments within a period ranging from 14 to 25 months from the time such costs are paid. For additional information, see Item 8 – Note 6.

For information on regulatory matters, see Item 8 – Note 18.

Environmental Matters Montana-Dakota's electric operations are subject to federal, state and local laws and regulations providing for air, water and solid waste pollution control; state facility-siting regulations; zoning and planning regulations of certain state and local authorities; federal health and safety regulations; and state hazard communication standards. Montana-Dakota believes it is in substantial compliance with these regulations.

Montana-Dakota's electric generating facilities have Title V Operating Permits, under the Clean Air Act, issued by the states in which they operate. Each of these permits has a five-year life. Near the expiration of these permits, renewal applications are submitted. Permits continue in force beyond the expiration date, provided the application for renewal is submitted by the required date, usually six months prior to expiration. Title V Operating Permits for the Glendive and Miles City combustion turbine facilities were renewed in 2011.

State water discharge permits issued under the requirements of the Clean Water Act are maintained for power production facilities on the Yellowstone and Missouri rivers. These permits also have five-year lives. Montana-Dakota renews these permits as necessary prior to expiration. Other permits held by these facilities may include an initial siting permit, which is typically a one-time, preconstruction permit issued by the state; state permits to dispose of combustion by-products; state authorizations to withdraw water for operations; and Army Corps permits to construct water intake structures. Montana-Dakota's Army Corps permits grant one-time permission to construct and do not require renewal. Other permit terms vary and the permits are renewed as necessary.

Montana-Dakota's electric operations are conditionally exempt small-quantity hazardous waste generators and subject only to minimum regulation under the RCRA. Montana-Dakota routinely handles PCBs from its electric operations in accordance with federal requirements. PCB storage areas are registered with the EPA as required.

Montana-Dakota incurred $3.6 million of environmental capital expenditures in 2011. Capital expenditures are estimated to be $15.3 million, $47.8 million and $90.0 million in 2012, 2013 and 2014, respectively, to maintain environmental compliance as new emission controls are required, including the installation of a BART air quality control system at the Big Stone Station. Additional expenditures for this BART project are expected during 2015 and 2016 of approximately $40.0 million. Projects for 2012 through 2014 will also include sulfur-dioxide, nitrogen oxide and mercury and non-mercury metals control equipment installation at electric generating stations. Montana-Dakota's capital and operational expenditures could also be affected in a variety of ways by potential new GHG legislation or regulation. In particular, such legislation or regulation would likely increase capital expenditures for renewable energy resources and operational costs associated with GHG emissions compliance until carbon capture technology becomes economical, at which time capital expenditures may be necessary to incorporate such technology into existing or new generating facilities. Montana-Dakota expects that it will recover the operational and capital expenditures for GHG regulatory compliance in its rates consistent with the recovery of other reasonable costs of complying with environmental laws and regulations.

Natural Gas Distribution

General The Company's natural gas distribution operations consist of Montana-Dakota, Great Plains, Cascade and Intermountain, which sell natural gas at retail, serving over 846,000 residential, commercial and industrial customers in 334 communities and adjacent rural areas across eight states as of December 31, 2011, and provide natural gas transportation services to certain customers on their systems. These services are provided through distribution systems aggregating approximately 18,000 miles. The natural gas distribution operations have obtained and hold, or are in the process of renewing, valid and existing franchises authorizing them to conduct their natural gas operations in all of the municipalities they serve where such franchises are required. These operations intend to protect their service areas and seek renewal of all expiring franchises. At December 31, 2011, the natural gas distribution operations' net natural gas distribution plant investment was $986.0 million.

The percentage of the natural gas distribution operations' 2011 natural gas utility operating sales revenues by jurisdiction is as follows: Idaho – 33 percent; Washington – 26 percent; North Dakota – 12 percent; Oregon – 9 percent; Montana – 8 percent; South Dakota – 6 percent; Minnesota – 4 percent; and Wyoming – 2 percent. The natural gas distribution operations are subject to regulation by the IPUC, MNPUC, MTPSC, NDPSC, OPUC, SDPUC, WUTC and WYPSC regarding retail rates, service, accounting and certain security issuances.

System Supply, System Demand and Competition The natural gas distribution operations serve retail natural gas markets, consisting principally of residential and firm commercial space and water heating users, in portions of Idaho, including Boise, Nampa, Twin Falls, Pocatello and Idaho Falls; western Minnesota, including Fergus Falls, Marshall and Crookston; eastern Montana, including Billings, Glendive and Miles City; North Dakota, including Bismarck, Mandan, Dickinson, Wahpeton, Williston, Minot and Jamestown; central and eastern Oregon, including Bend and Pendleton; western and north-central South Dakota, including Rapid City, Pierre, Spearfish and Mobridge; western, southeastern and south-central Washington, including Bellingham, Bremerton, Longview, Moses Lake, Mount Vernon, Tri-Cities, Walla Walla and Yakima; and northern Wyoming, including Sheridan. These markets are highly seasonal and sales volumes depend largely on the weather, the effects of which are mitigated in certain jurisdictions by a weather normalization mechanism discussed in Regulatory Matters.

Competition in varying degrees exists between natural gas and other fuels and forms of energy. The natural gas distribution operations have established various natural gas transportation service rates for their distribution businesses to retain interruptible commercial and industrial loads. Certain of these services include transportation under flexible rate schedules whereby interruptible customers can avail themselves of the advantages of open access transportation on various regional transmission pipelines, including the systems of Williston Basin and Northwest Pipeline GP. These services have enhanced the natural gas distribution operations' competitive posture with alternative fuels, although certain customers have bypassed the distribution systems by directly accessing transmission pipelines within close proximity. These bypasses did not have a material effect on results of operations.

The natural gas distribution operations obtain their system requirements directly from producers, processors and marketers. Such natural gas is supplied by a portfolio of contracts specifying market-based pricing and is transported under transportation agreements with several major transporters, including Williston Basin and Northwest Pipeline GP. The natural gas distribution operations have contracts for storage services to provide gas supply during the winter heating season and to meet peak day demand with various storage providers, including Williston Basin, Questar Pipeline Company and Northwest Pipeline GP. In addition, certain of the operations have entered into natural gas supply management agreements with various parties. Demand for natural gas, which is a widely traded commodity, has historically been sensitive to seasonal heating and industrial load requirements as well as changes in market price. The natural gas distribution operations believe that, based on current and projected domestic and regional supplies of natural gas and the pipeline transmission network currently available through their suppliers and pipeline service providers, supplies are adequate to meet their system natural gas requirements for the next decade.

Regulatory Matters The natural gas distribution operations' retail natural gas rate schedules contain clauses permitting adjustments in rates based upon changes in natural gas commodity, transportation and storage costs. Current tariffs allow for recovery or refunds of under- or over-recovered gas costs within a period ranging from 12 to 28 months.

Montana-Dakota's North Dakota and South Dakota natural gas tariffs contain weather normalization mechanisms applicable to firm customers that adjust the distribution delivery charge revenues to reflect weather fluctuations during the November 1 through May 1 billing periods.

Cascade has received approval for decoupling its margins from weather and conservation in Oregon. This mechanism is expected to expire in the third quarter of 2012. Cascade also has an earnings sharing mechanism with respect to its Oregon jurisdictional operations as required by the OPUC.

For information on regulatory matters, see Item 8 – Note 18.

Environmental Matters The natural gas distribution operations are subject to federal, state and local environmental, facility-siting, zoning and planning laws and regulations. The natural gas distribution operations believe they are in substantial compliance with those regulations.

The Company's natural gas distribution operations are conditionally exempt small-quantity hazardous waste generators and subject only to minimum regulation under the RCRA. Certain of the natural gas distribution operations routinely handle PCBs from their natural gas operations in accordance with federal requirements. PCB storage areas are registered with the EPA as required. Capital and operational expenditures for natural gas distribution operations could be affected in a variety of ways by potential new GHG legislation or regulation. In particular, such legislation or regulation would likely increase capital expenditures for energy efficiency and conservation programs and operational costs associated with GHG emissions compliance. Natural gas distribution operations expect to recover the operational and capital expenditures for GHG regulatory compliance in rates consistent with the recovery of other reasonable costs of complying with environmental laws and regulations.

In 2011 and 2010, the natural gas distribution operations reserved $1.2 million and $6.4 million for remediation of former manufactured gas plants in Oregon and Washington, respectively. The natural gas distribution operations did not incur any other material environmental expenditures in 2011. Except as to what may be ultimately determined with regard to the issues described later, the natural gas distribution operations do not expect to incur any material capital expenditures related to environmental compliance with current laws and regulations through 2014.

Montana-Dakota has had an economic interest in four historic manufactured gas plants and Great Plains has had an economic interest in one historic manufactured gas plant within their service territories, none of which are currently being actively investigated, and for which any remediation expenses are not expected to be material. Cascade has had an economic interest in nine former manufactured gas plants within its service territory. Cascade has been involved in the investigation and remediation of manufactured gas plants in Washington and Oregon, as previously discussed. In addition, Cascade received a third party claim notice in 2008 for one additional site in Washington. See Item 8 – Note 19 for a further discussion of these three manufactured gas plants. To the extent these claims are not covered by insurance, Cascade will seek recovery through the OPUC and WUTC of remediation costs in its natural gas rates charged to customers.

Pipeline and Energy Services

General Williston Basin, the regulated business of WBI Holdings, owns and operates over 3,700 miles of transmission, gathering and storage lines and owns or leases and operates 33 compressor stations in Montana, North Dakota, South Dakota and Wyoming. Three underground storage fields in Montana and Wyoming provide storage services to local distribution companies, producers, natural gas marketers and others, and serve to enhance system deliverability. Williston Basin's system is strategically located near five natural gas producing basins, making natural gas supplies available to Williston Basin's transportation and storage customers. The system has 12 interconnecting points with other pipeline facilities allowing for the receipt and/or delivery of natural gas to and from other regions of the country and from Canada. At December 31, 2011, Williston Basin's net plant investment was $315.4 million. Under the Natural Gas Act, as amended, Williston Basin is subject to the jurisdiction of the FERC regarding certificate, rate, service and accounting matters.

Bitter Creek, the nonregulated pipeline business of WBI Holdings, owns and operates gathering facilities in Colorado, Kansas, Montana and Wyoming. In total, these facilities include over 1,900 miles of field gathering lines and 86 owned or leased compression stations, some of which interconnect with Williston Basin's system. Bitter Creek also provides a variety of energy-related services such as cathodic protection, water hauling, contract compression operations, measurement services and energy efficiency product sales and installation services to large end-users.

Prairielands, the energy services business of WBI Holdings, provides natural gas purchase and sales services to local distribution companies, producers, other marketers and a limited number of large end-users, primarily using natural gas produced by the Company's exploration and production segment. Certain of the services are provided based on contracts that call for a determinable quantity of natural gas. At December 31, 2011, Prairielands has commitments to deliver fixed and determinable amounts of natural gas under these contracts of 9.2 Bcf in 2012 and the commitments to deliver natural gas for years subsequent to 2012 are immaterial. WBI Holdings currently estimates that it can adequately meet the requirements of these contracts based upon its estimated natural gas production and reserves. WBI Holdings transacts a majority of its pipeline and energy services business in the northern Great Plains and Rocky Mountain regions of the United States.

For information regarding natural gas gathering operations litigation, see Item 8 – Note 19.

System Demand and Competition Williston Basin competes with several pipelines for its customers' transportation, storage and gathering business and at times may discount rates in an effort to retain market share. However, the strategic location of Williston Basin's system near five natural gas producing basins and the availability of underground storage and gathering services provided by Williston Basin and affiliates, along with interconnections with other pipelines, serve to enhance Williston Basin's competitive position.

Although certain of Williston Basin's firm customers, including its largest firm customer Montana-Dakota, serve relatively secure residential and commercial end-users, they generally all have some price-sensitive end-users that could switch to alternate fuels.

Williston Basin transports substantially all of Montana-Dakota's natural gas, primarily utilizing firm transportation agreements, which for the year ended December 31, 2011, represented 52 percent of Williston Basin's subscribed firm transportation contract demand. The majority of the firm transportation agreements with Montana-Dakota expire in June 2017. In addition, Montana-Dakota has a contract with Williston Basin to provide firm storage services to facilitate meeting Montana-Dakota's winter peak requirements expiring in July 2015.

Bitter Creek competes with several pipelines for existing customers and for the expansion of its systems to gather natural gas in new areas. Bitter Creek's strong position in the fields in which it operates, its focus on customer service and the variety of services it offers, along with its interconnection with various other pipelines, serve to enhance its competitive position.

System Supply Williston Basin's underground natural gas storage facilities have a certificated storage capacity of approximately 353 Bcf, including 193 Bcf of working gas capacity, 85 Bcf of cushion gas and 75 Bcf of native gas. Williston Basin's storage facilities enable its customers to purchase natural gas at more uniform daily volumes throughout the year and meet winter peak requirements.

Natural gas supplies emanate from traditional and nontraditional production activities in the region and from off-system supply sources. While certain traditional regional supply sources are in various stages of decline, incremental supply from nontraditional sources have been developed which has helped support Williston Basin's supply needs. This includes new natural gas supply associated with the continued development of the Bakken area in Montana and North Dakota. The Powder River Basin also provides a nontraditional natural gas supply to the Williston Basin system. In addition, off-system supply sources are available through the Company's interconnections with other pipeline systems. Williston Basin expects to facilitate the movement of these supplies by making available its transportation and storage services. Williston Basin will continue to look for opportunities to increase transportation, gathering and storage services through system expansion and/or other pipeline interconnections or enhancements that could provide substantial future benefits.

FORM 10-K

Environmental Matters WBI Holdings' pipeline and energy services operations are generally subject to federal, state and local environmental, facility-siting, zoning and planning laws and regulations. WBI Holdings believes it is in substantial compliance with those regulations.

Ongoing operations are subject to the Clean Air Act, the Clean Water Act, the NEPA and other state and federal regulations. Administration of many provisions of these laws has been delegated to the states where Williston Basin and Bitter Creek operate. Permit terms vary and all permits carry operational compliance conditions. Some permits require annual renewal, some have terms ranging from one to five years and others have no expiration date. Permits are renewed and modified, as necessary, based on defined permit expiration dates, operational demand and/or regulatory changes.

Detailed environmental assessments and/or environmental impact statements are included in the FERC's permitting processes for both the construction and abandonment of Williston Basin's natural gas transmission pipelines, compressor stations and storage facilities.

WBI Holdings' pipeline and energy services operations did not incur any material environmental expenditures in 2011 and do not expect to incur any material capital expenditures related to environmental compliance with current laws and regulations through 2014.

Exploration and Production

General Fidelity is involved in the acquisition, exploration, development and production of natural gas and oil resources. Fidelity's activities include the acquisition of producing properties and leaseholds with potential development opportunities, exploratory drilling and the operation and development of natural gas and oil production properties. Fidelity continues to seek additional reserve and production growth opportunities through these activities. Future growth is dependent upon its success in these endeavors. Fidelity shares revenues and expenses from the development of specified properties in proportion to its ownership interests.

Fidelity's business is focused primarily in two core regions: Rocky Mountain and Mid-Continent/Gulf States.

Rocky Mountain

Fidelity's Rocky Mountain region includes the following significant operating areas:

- Bakken areas – Fidelity significantly increased its acreage position in the Bakken oil play in 2011. The Company holds approximately 16,000 net acres in Mountrail County, North Dakota, approximately 50,000 net acres in Stark County, North Dakota, and approximately 30,000 net acres in Richland County, Montana.
- Cedar Creek Anticline – Primarily in eastern Montana, the Company has a long-held net profits interest in this oil play.
- Other exploratory oil projects – Fidelity holds approximately 75,000 net acres in the Paradox Basin in Utah, approximately 65,000 net acres in the Niobrara play in Wyoming and approximately 90,000 net acres in the Heath Shale prospect in Montana.
- Big Horn Basin – These interests include approximately 36,000 net acres and are in Wyoming, targeting oil and natural gas liquids.
- Green River Basin – These properties are primarily natural gas targets in Wyoming in which the Company holds approximately 36,000 net acres.
- Baker Field – Long-held natural gas properties in which Fidelity holds approximately 98,000 net acres in southeastern Montana and southwestern North Dakota.
- Bowdoin Field – Long-held natural gas properties in which Fidelity holds approximately 127,000 net acres in north-central Montana.
- Other – Includes the Powder River Basin and Bonny Field which Fidelity anticipates divesting of in 2012, along with various non-operated positions.

Mid-Continent/Gulf States

Fidelity's Mid-Continent/Gulf States region includes the following significant operating areas:

- South Texas – This area includes approximately 10,000 net acres in the Tabasco, Texan Gardens and Flores fields. This area has significant natural gas liquids content associated with the natural gas.
- East/Central Texas – Fidelity holds approximately 28,000 net acres.
- Other – Includes various non-operated onshore interests, as well as offshore interests in the shallow waters off the coasts of Texas and Louisiana.

Operating Information Annual net production by region for 2011 was as follows:

Region	Natural Gas (MMcf)	Oil (MBbls)	Total (MMcfe)	Percent of Total
Rocky Mountain	34,472	2,489	49,407	74%
Mid-Continent/Gulf States	11,126	1,011	17,189	26
Total	45,598	3,500	66,596	100%

Note: There are no fields that contain 15 percent or more of the Company's total proved reserves.

Annual net production by region for 2010 was as follows:

Region	Natural Gas (MMcf)*	Oil (MBbls)	Total (MMcfe)	Percent of Total
Rocky Mountain	39,160	2,365	53,350	76%
Mid-Continent/Gulf States	11,231	897	16,613	24
Total	50,391	3,262	69,963	100%

* Baker field and Bowdoin field represent 28 percent and 20 percent, respectively, of total annual net natural gas production, and are the only fields that contain 15 percent or more of the Company's total proved reserves.

Annual net production by region for 2009 was as follows:

Region	Natural Gas (MMcf)*	Oil (MBbls)	Total (MMcfe)	Percent of Total
Rocky Mountain	41,635	2,182	54,729	73%
Mid-Continent/Gulf States	14,997	929	20,570	27
Total	56,632	3,111	75,299	100%

* Baker field and Bowdoin field represent 28 percent and 19 percent, respectively, of total annual net natural gas production, and are the only fields that contain 15 percent or more of the Company's total proved reserves.

Well and Acreage Information Gross and net productive well counts and gross and net developed and undeveloped acreage related to Fidelity's interests at December 31, 2011, were as follows:

	Gross*	Net**
Productive wells:		
Natural gas	3,465	2,753
Oil	3,853	305
Total	7,318	3,058
Developed acreage (000's)	691	401
Undeveloped acreage set to expire in the years (000's):		
2012	36	23
2013	64	34
2014	88	54
Thereafter	765	404
Total undeveloped acreage	953	515

* Reflects well or acreage in which an interest is owned.
** Reflects Fidelity's percentage of ownership.

In most cases, acreage set to expire can be held through drilling operations or the Company can exercise extension options.

Delivery Commitments At December 31, 2011, Fidelity has commitments to deliver fixed and determinable amounts of natural gas under contracts of 5.1 Bcf in 2012 and the commitments to deliver natural gas for years subsequent to 2012 are immaterial. Fidelity does not have any material delivery commitments to deliver fixed and determinable amounts of oil at December 31, 2011.

FORM 10-K

Exploratory and Development Wells The following table reflects activities related to Fidelity's natural gas and oil wells drilled and/or tested during 2011, 2010 and 2009:

	Net Exploratory			Net Development			
	Productive	Dry Holes	Total	Productive	Dry Holes	Total	Total
2011	**4**	**–**	**4**	**48**	**–**	**48**	**52**
2010	3	4	7	133	1	134	141
2009	1	2	3	104	–	104	107

At December 31, 2011, there were 57 gross (22 net) wells in the process of drilling or under evaluation, 49 of which were development wells and 8 of which were exploratory wells. These wells are not included in the previous table. Fidelity expects to complete the drilling and testing of these wells within the next 12 months.

The information in the preceding table should not be considered indicative of future performance nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled and quantities of reserves found or economic value. Productive wells are those that produce commercial quantities of hydrocarbons whether or not they produce a reasonable rate of return.

Competition The exploration and production industry is highly competitive. Fidelity competes with a substantial number of major and independent exploration and production companies in acquiring producing properties and new leases for future exploration and development, and in securing the equipment, services and expertise necessary to explore, develop and operate its properties.

Environmental Matters Fidelity's exploration and production operations are generally subject to federal, state and local environmental and operational laws and regulations. Fidelity believes it is in substantial compliance with these regulations.

The ongoing operations of Fidelity are subject to the Clean Air Act, the Clean Water Act, the NEPA, ESA and other state, federal and local regulations. Administration of many provisions of these laws has been delegated to the states where Fidelity operates. Permit terms vary and all permits carry operational compliance conditions. Some permits require annual renewal, some have terms ranging from one to five years and others have no expiration date. Permits are renewed and modified, as necessary, based on defined permit expiration dates, operational demand and/or regulatory changes.

Detailed environmental assessments and/or environmental impact statements under federal and state laws are required as part of the permitting process covering the conduct of drilling and production operations as well as in the abandonment and reclamation of facilities.

In connection with production operations, Fidelity has not incurred any material capital environmental expenditures in 2011 and does not expect to incur any material capital expenditures related to environmental compliance with current laws and regulations through 2014.

Proved Reserve Information Estimates of proved reserves were prepared in accordance with guidelines established by the industry and the SEC. The estimates are arrived at using actual historical wellhead production trends and/or standard reservoir engineering methods utilizing available geological, geophysical, engineering and economic data. Other factors used in the reserve estimates are prices, estimates of well operating and future development costs, taxes, timing of operations, and the interests owned by the Company in the properties. These estimates are refined as new information becomes available.

The reserve estimates are prepared by internal engineers assigned to an asset team by geographic area. Senior management reviews and approves the reserve estimates to ensure they are materially accurate. The technical person responsible for overseeing the preparation of the reserve estimates holds a bachelor of science degree in geological engineering and a master of science degree in geology, has over 25 years experience in petroleum engineering and reserve estimation, and is a member of multiple professional organizations. In addition, the Company engages an independent third party to audit its proved reserves. Ryder Scott reviewed the Company's proved reserve quantity estimates as of December 31, 2011. The technical person at Ryder Scott primarily responsible for overseeing the reserves audit is a Senior Vice President with over 30 years of experience in estimating and auditing reserves attributable to oil and gas properties, holds a bachelor of science degree in mechanical engineering, is a registered professional engineer, and is a member of multiple professional organizations.

Fidelity's proved reserves by region at December 31, 2011, are as follows:

Region	Natural Gas (MMcf)	Oil (MBbls)	Total (MMcfe)	Percent of Total	PV-10 Value* (in millions)
Rocky Mountain	280,415	27,410	444,876	76%	$1,003.7
Mid-Continent/Gulf States	99,412	6,937	141,032	24	264.7
Total reserves	379,827	34,347	585,908	100%	1,268.4
Discounted future income taxes					289.6
Standardized measure of discounted future net cash flows relating to proved reserves					$ 978.8

* Pre-tax PV-10 value is a non-GAAP financial measure that is derived from the most directly comparable GAAP financial measure which is the standardized measure of discounted future net cash flows. The standardized measure of discounted future net cash flows disclosed in Item 8 – Supplementary Financial Information, is presented after deducting discounted future income taxes, whereas the PV-10 value is presented before income taxes. Pre-tax PV-10 value is commonly used by the Company to evaluate properties that are acquired and sold and to assess the potential return on investment in the Company's natural gas and oil properties. The Company believes pre-tax PV-10 value is a useful supplemental disclosure to the standardized measure as the Company believes readers may utilize this value as a basis for comparison of the relative size and value of the Company's reserves to other companies because many factors that are unique to each individual company impact the amount of future income taxes to be paid. However, pre-tax PV-10 value is not a substitute for the standardized measure of discounted future net cash flows. Neither the Company's pre-tax PV-10 value nor the standardized measure of discounted future net cash flows purports to represent the fair value of the Company's natural gas and oil properties.

For additional information related to natural gas and oil interests, see Item 8 – Note 1 and Supplementary Financial Information.

Construction Materials and Contracting

General Knife River operates construction materials and contracting businesses headquartered in Alaska, California, Hawaii, Idaho, Iowa, Minnesota, Montana, North Dakota, Oregon, Texas, Washington and Wyoming. These operations mine, process and sell construction aggregates (crushed stone, sand and gravel); produce and sell asphalt mix and supply liquid asphalt for various commercial and roadway applications; and supply ready-mixed concrete for use in most types of construction, including roads, freeways and bridges, as well as homes, schools, shopping centers, office buildings and industrial parks. Although not common to all locations, other products include the sale of cement, various finished concrete products and other building materials and related contracting services.

For information regarding construction materials litigation, see Item 8 – Note 19.

The construction materials business had approximately $384 million in backlog at December 31, 2011, compared to $420 million at December 31, 2010. The Company anticipates that a significant amount of the current backlog will be completed during the year ending December 31, 2012.

Competition Knife River's construction materials products are marketed under highly competitive conditions. Price is the principal competitive force to which these products are subject, with service, quality, delivery time and proximity to the customer also being significant factors. The number and size of competitors varies in each of Knife River's principal market areas and product lines.

The demand for construction materials products is significantly influenced by the cyclical nature of the construction industry in general. In addition, construction materials activity in certain locations may be seasonal in nature due to the effects of weather. The key economic factors affecting product demand are changes in the level of local, state and federal governmental spending, general economic conditions within the market area that influence both the commercial and private sectors, and prevailing interest rates.

Knife River is not dependent on any single customer or group of customers for sales of its products and services, the loss of which would have a material adverse effect on its construction materials businesses.

Reserve Information Reserve estimates are calculated based on the best available data. These data are collected from drill holes and other subsurface investigations, as well as investigations of surface features such as mine highwalls and other exposures of the aggregate reserves. Mine plans, production history and geologic data also are utilized to estimate reserve quantities. Most acquisitions are made of mature businesses with established reserves, as distinguished from exploratory-type properties.

Estimates are based on analyses of the data described above by experienced internal mining engineers, operating personnel and geologists. Property setbacks and other regulatory restrictions and limitations are identified to determine the total area available for mining. Data described previously are used to calculate the thickness of aggregate materials to be recovered. Topography associated with alluvial sand and gravel deposits is typically flat and volumes of these materials are calculated by applying the thickness of the resource over the areas available for mining. Volumes are then converted to tons by using an appropriate conversion factor. Typically, 1.5 tons per cubic yard in the ground is used for sand and gravel deposits.

Topography associated with the hard rock reserves is typically much more diverse. Therefore, using available data, a final topography map is created and computer software is utilized to compute the volumes between the existing and final topographies. Volumes are then converted to tons by using an appropriate conversion factor. Typically, 2 tons per cubic yard in the ground is used for hard rock quarries.

Estimated reserves are probable reserves as defined in Securities Act Industry Guide 7. Remaining reserves are based on estimates of volumes that can be economically extracted and sold to meet current market and product applications. The reserve estimates include only salable tonnage and thus exclude waste materials that are generated in the crushing and processing phases of the operation. Approximately 1.0 billion tons of the 1.1 billion tons of aggregate reserves are permitted reserves. The remaining reserves are on properties that are expected to be permitted for mining under current regulatory requirements. The data used to calculate the remaining reserves may require revisions in the future to account for changes in customer requirements and unknown geological occurrences. The years remaining were calculated by dividing remaining reserves by the three-year average sales from 2009 through 2011. Actual useful lives of these reserves will be subject to, among other things, fluctuations in customer demand, customer specifications, geological conditions and changes in mining plans.

The following table sets forth details applicable to the Company's aggregate reserves under ownership or lease as of December 31, 2011, and sales for the years ended December 31, 2011, 2010 and 2009:

	Number of Sites (Crushed Stone)		Number of Sites (Sand & Gravel)		Tons Sold (000's)			Estimated Reserves	Lease	Reserve Life
Production Area	owned	leased	owned	leased	**2011**	2010	2009	(000's tons)	Expiration	(years)
Anchorage, AK	–	–	1	–	**137**	854	891	16,563	N/A	26
Hawaii	–	6	–	–	**1,527**	1,412	1,940	60,683	2012-2064	37
Northern CA	–	–	9	1	**1,552**	1,043	1,215	48,298	2014	38
Southern CA	–	2	–	–	**1,134**	619	337	93,135	2035	Over 100
Portland, OR	1	3	5	3	**3,106**	2,521	2,718	242,614	2012-2055	87
Eugene, OR	3	4	4	1	**884**	1,311	1,097	170,063	2013-2046	Over 100
Central OR/WA/ID	1	2	4	4	**851**	1,192	1,436	105,789	2012-2077	91
Southwest OR	5	4	11	6	**1,604**	1,505	1,871	99,629	2012-2048	60
Central MT	–	–	1	2	**758**	971	1,220	29,667	2013-2027	30
Northwest MT	–	–	7	1	**1,370**	1,362	1,289	45,545	2020	34
Wyoming	–	–	1	2	**461**	447	655	13,133	2013-2019	25
Central MN	–	1	36	27	**1,520**	1,527	1,868	77,217	2012-2028	47
Northern MN	2	–	16	5	**355**	401	838	27,201	2013-2016	51
ND/SD	–	–	3	19	**1,727**	1,106	699	30,199	2012-2031	26
Iowa	–	1	1	8	**249**	642	545	7,703	2012-2020	16
Texas	1	2	1	–	**1,182**	1,648	1,080	21,394	2015-2025	16
Sales from other sources					**6,319**	4,788	4,296			
					24,736	23,349	23,995	1,088,833		

The 1.1 billion tons of estimated aggregate reserves at December 31, 2011, are comprised of 470 million tons that are owned and 619 million tons that are leased. Approximately 58 percent of the tons under lease have lease expiration dates of 20 years or more. The weighted average years remaining on all leases containing estimated probable aggregate reserves is approximately 27 years, including options for renewal that are at Knife River's discretion. Based on a three-year average of sales from 2009 through 2011 of leased reserves, the average time necessary to produce remaining aggregate reserves from such leases is approximately 64 years. Some sites have leases that expire prior to the exhaustion of the estimated reserves. The estimated reserve life assumes, based on Knife River's experience, that leases will be renewed to allow sufficient time to fully recover these reserves.

The changes in Knife River's aggregate reserves for the years ended December 31 are as follows:

	2011	2010	2009
		(000's of tons)	
Aggregate reserves:			
Beginning of year	**1,107,396**	1,125,491	1,145,161
Acquisitions	**1,200**	3,600	21,400
Sales volumes*	**(18,417)**	(18,561)	(19,699)
Other**	**(1,346)**	(3,134)	(21,371)
End of year	**1,088,833**	1,107,396	1,125,491

* Excludes sales from other sources.
** Includes property sales and revisions of previous estimates.

Environmental Matters Knife River's construction materials and contracting operations are subject to regulation customary for such operations, including federal, state and local environmental compliance and reclamation regulations. Except as to what may be ultimately determined with regard to the Portland, Oregon, Harbor Superfund Site issue described later, Knife River believes it is in substantial compliance with these regulations. Individual permits applicable to Knife River's various operations are managed largely by local operations, particularly as they relate to application, modification, renewal, compliance and reporting procedures.

Knife River's asphalt and ready-mixed concrete manufacturing plants and aggregate processing plants are subject to Clean Air Act and Clean Water Act requirements for controlling air emissions and water discharges. Some mining and construction activities also are subject to these laws. In most of the states where Knife River operates, these regulatory programs have been delegated to state and local regulatory authorities. Knife River's facilities also are subject to RCRA as it applies to the management of hazardous wastes and underground storage tank systems. These programs also have generally been delegated to the state and local authorities in the states where Knife River operates. Knife River's facilities must comply with requirements for managing wastes and underground storage tank systems.

Some Knife River activities are directly regulated by federal agencies. For example, certain in-water mining operations are subject to provisions of the Clean Water Act that are administered by the Army Corps. Knife River operates several such operations, including gravel bar skimming and dredging operations, and Knife River has the associated permits as required. The expiration dates of these permits vary, with five years generally being the longest term.

Knife River's operations also are occasionally subject to the ESA. For example, land use regulations often require environmental studies, including wildlife studies, before a permit may be granted for a new or expanded mining facility or an asphalt or concrete plant. If endangered species or their habitats are identified, ESA requirements for protection, mitigation or avoidance apply. Endangered species protection requirements are usually included as part of land use permit conditions. Typical conditions include avoidance, setbacks, restrictions on operations during certain times of the breeding or rearing season, and construction or purchase of mitigation habitat. Knife River's operations also are subject to state and federal cultural resources protection laws when new areas are disturbed for mining operations or processing plants. Land use permit applications generally require that areas proposed for mining or other surface disturbances be surveyed for cultural resources. If any are identified, they must be protected or managed in accordance with regulatory agency requirements.

The most comprehensive environmental permit requirements are usually associated with new mining operations, although requirements vary widely from state to state and even within states. In some areas, land use regulations and associated permitting requirements are minimal. However, some states and local jurisdictions have very demanding requirements for permitting new mines. Environmental impact reports are sometimes required before a mining permit application can even be considered for approval. These reports can take up to several years to complete. The report can include projected impacts of the proposed project on air and water quality, wildlife, noise levels, traffic, scenic vistas and other environmental factors. The reports generally include suggested actions to mitigate the projected adverse impacts.

Provisions for public hearings and public comments are usually included in land use permit application review procedures in the counties where Knife River operates. After taking into account environmental, mine plan and reclamation information provided by the permittee as well as comments from the public and other regulatory agencies, the local authority approves or denies the permit application. Denial is rare, but land use permits often include conditions that must be addressed by the permittee. Conditions may include property line setbacks, reclamation requirements, environmental monitoring and reporting, operating hour restrictions, financial guarantees for reclamation, and other requirements intended to protect the environment or address concerns submitted by the public or other regulatory agencies.

Knife River has been successful in obtaining mining and other land use permit approvals so that sufficient permitted reserves are available to support its operations. For mining operations, this often requires considerable advanced planning to ensure sufficient time is available to complete the permitting process before the newly permitted aggregate reserve is needed to support Knife River's operations.

Knife River's Gascoyne surface coal mine last produced coal in 1995 but continues to be subject to reclamation requirements of the SMCRA, as well as the North Dakota Surface Mining Act. Portions of the Gascoyne Mine remain under reclamation bond until the 10-year revegetation liability period has expired. A portion of the original permit has been released from bond and additional areas are currently in the process of having the bond released. Knife River's intention is to request bond release as soon as it is deemed possible with all final bond release applications being filed by 2014.

Knife River did not incur any material environmental expenditures in 2011 and, except as to what may be ultimately determined with regard to the issue described later, Knife River does not expect to incur any material expenditures related to environmental compliance with current laws and regulations through 2014.

In December 2000, Knife River – Northwest was named by the EPA as a PRP in connection with the cleanup of a commercial property site, acquired by Knife River – Northwest in 1999, and part of the Portland, Oregon, Harbor Superfund Site. For additional information, see Item 8 – Note 19.

Mine Safety The Dodd-Frank Act requires disclosure of certain mine safety information. For additional information, see Item 4 – Mine Safety Disclosures.

Construction Services

General MDU Construction Services specializes in constructing and maintaining electric and communication lines, gas pipelines, fire suppression systems, and external lighting and traffic signalization equipment. This segment also provides utility excavation services and inside electrical wiring, cabling and mechanical services, sells and distributes electrical materials, and manufactures and distributes specialty equipment. These services are provided to utilities and large manufacturing, commercial, industrial, institutional and government customers.

Construction and maintenance crews are active year round. However, activity in certain locations may be seasonal in nature due to the effects of weather.

MDU Construction Services operates a fleet of owned and leased trucks and trailers, support vehicles and specialty construction equipment, such as backhoes, excavators, trenchers, generators, boring machines and cranes. In addition, as of December 31, 2011, MDU Construction Services owned or leased facilities in 17 states. This space is used for offices, equipment yards, warehousing, storage and vehicle shops.

MDU Construction Services' backlog is comprised of the uncompleted portion of services to be performed under job-specific contracts. The backlog at December 31, 2011, was approximately $308 million compared to $373 million at December 31, 2010. MDU Construction Services expects to complete a significant amount of this backlog during the year ending December 31, 2012. Due to the nature of its contractual arrangements, in many instances MDU Construction Services' customers are not committed to the specific volumes of services to be purchased under a contract, but rather MDU Construction Services is committed to perform these services if and to the extent requested by the customer. Therefore, there can be no assurance as to the customers' requirements during a particular period or that such estimates at any point in time are predictive of future revenues.

MDU Construction Services works with the National Electrical Contractors Association, the IBEW and other trade associations on hiring and recruiting a qualified workforce.

Competition MDU Construction Services operates in a highly competitive business environment. Most of MDU Construction Services' work is obtained on the basis of competitive bids or by negotiation of either cost-plus or fixed-price contracts. The workforce and equipment are highly mobile, providing greater flexibility in the size and location of MDU Construction Services' market area. Competition is based primarily on price and reputation for quality, safety and reliability. The size and location of the services provided, as well as the state of the economy, will be factors in the number of competitors that MDU Construction Services will encounter on any particular project. MDU Construction Services believes that the diversification of the services it provides, the markets it serves throughout the United States and the management of its workforce will enable it to effectively operate in this competitive environment.

Utilities and independent contractors represent the largest customer base for this segment. Accordingly, utility and subcontract work accounts for a significant portion of the work performed by MDU Construction Services and the amount of construction contracts is dependent to a certain extent on the level and timing of maintenance and construction programs undertaken by customers. MDU Construction Services relies on repeat customers and strives to maintain successful long-term relationships with these customers.

Environmental Matters MDU Construction Services' operations are subject to regulation customary for the industry, including federal, state and local environmental compliance. MDU Construction Services believes it is in substantial compliance with these regulations.

The nature of MDU Construction Services' operations is such that few, if any, environmental permits are required. Operational convenience supports the use of petroleum storage tanks in several locations, which are permitted under state programs authorized by the EPA. MDU Construction Services has no ongoing remediation related to releases from petroleum storage tanks. MDU Construction Services' operations are conditionally exempt small-quantity waste generators, subject to minimal regulation under the RCRA. Federal permits for specific construction and maintenance jobs that may require these permits are typically obtained by the hiring entity, and not by MDU Construction Services.

MDU Construction Services did not incur any material environmental expenditures in 2011 and does not expect to incur any material capital expenditures related to environmental compliance with current laws and regulations through 2014.

Item 1A. Risk Factors

The Company's business and financial results are subject to a number of risks and uncertainties, including those set forth below and in other documents that it files with the SEC. The factors and the other matters discussed herein are important factors that could cause actual results or outcomes for the Company to differ materially from those discussed in the forward-looking statements included elsewhere in this document.

Economic Risks

The Company's exploration and production and pipeline and energy services businesses are dependent on factors, including commodity prices and commodity price basis differentials, which are subject to various external influences that cannot be controlled.

These factors include: fluctuations in natural gas and oil prices; fluctuations in commodity price basis differentials; availability of economic supplies of natural gas; drilling successes in natural gas and oil operations; the timely receipt of necessary permits and approvals; the ability to contract for or to secure necessary drilling rig and service contracts and to retain employees to identify, drill for and develop reserves; the ability to acquire natural gas and oil properties; and other risks incidental to the operations of natural gas and oil wells. Volatility in natural gas and oil prices could negatively affect the results of operations and cash flows of the Company's exploration and production and pipeline and energy services businesses.

The regulatory approval, permitting, construction, startup and operation of power generation facilities may involve unanticipated changes or delays that could negatively impact the Company's business and its results of operations and cash flows.

The construction, startup and operation of power generation facilities involves many risks, including: delays; breakdown or failure of equipment; competition; inability to obtain required governmental permits and approvals; inability to negotiate acceptable acquisition, construction, fuel supply, off-take, transmission or other material agreements; changes in market price for power; cost increases; as well as the risk of performance below expected levels of output or efficiency. Such unanticipated events could negatively impact the Company's business, its results of operations and cash flows.

Economic volatility affects the Company's operations, as well as the demand for its products and services and the value of its investments and investment returns including its pension and other postretirement benefit plans and, may have a negative impact on the Company's future revenues and cash flows.

The global demand for natural resources, interest rates, governmental budget constraints and the ongoing threat of terrorism can create volatility in the financial markets. The current economic slowdown has negatively affected the level of public and private expenditures on projects and the timing of these projects which, in turn, has negatively affected the demand for the Company's products and services, primarily at the Company's construction businesses. The level of demand for construction products and services could continue to be adversely impacted by the downturn in the industries the Company serves, as well as in the economy in general. State and federal budget issues may continue to negatively affect the funding available for infrastructure spending. This continued economic volatility could have a material adverse effect on the Company's results of operations, cash flows and asset values.

Changing market conditions could negatively affect the market value of assets held in the Company's pension and other postretirement benefit plans and may increase the amount and accelerate the timing of required funding contributions.

The Company relies on financing sources and capital markets. Access to these markets may be adversely affected by factors beyond the Company's control. If the Company is unable to obtain economic financing in the future, the Company's ability to execute its business plans, make capital expenditures or pursue acquisitions that the Company may otherwise rely on for future growth could be impaired. As a result, the market value of the Company's common stock may be adversely affected. If the Company issues a substantial amount of common stock it could have a dilutive effect on its existing shareholders.

The Company relies on access to both short-term borrowings, including the issuance of commercial paper, and long-term capital markets as sources of liquidity for capital requirements not satisfied by its cash flow from operations. If the Company is not able to access capital at competitive rates, the ability to implement its business plans may be adversely affected. Market disruptions or a downgrade of the Company's credit ratings may increase the cost of borrowing or adversely affect its ability to access one or more financial markets. Such disruptions could include:

- A severe prolonged economic downturn
- The bankruptcy of unrelated industry leaders in the same line of business
- Deterioration in capital market conditions
- Turmoil in the financial services industry
- Volatility in commodity prices
- Terrorist attacks

Economic turmoil, market disruptions and volatility in the securities trading markets, as well as other factors including changes in the Company's results of operations, financial position and prospects, may adversely affect the market price of the Company's common stock.

The Company currently has a shelf registration statement on file with the SEC, under which the Company may issue and sell any combination of common stock and debt securities. The issuance of a substantial amount of the Company's common stock, whether sold pursuant to the registration statement, issued in connection with an acquisition or otherwise issued, or the perception that such an issuance could occur, may adversely affect the market price of the Company's common stock.

The Company is exposed to credit risk and the risk of loss resulting from the nonpayment and/or nonperformance by the Company's customers and counterparties.

If any of the Company's customers or counterparties were to experience financial difficulties or file for bankruptcy, the Company could experience difficulty in collecting receivables. The nonpayment and/or nonperformance by the Company's customers and counterparties could have a negative impact on the Company's results of operations and cash flows.

The backlogs at the Company's construction materials and contracting and construction services businesses are subject to delay or cancellation and may not be realized.

Backlog consists of the uncompleted portion of services to be performed under job-specific contracts. Contracts are subject to delay, default or cancellation and the contracts in the Company's backlog are subject to changes in the scope of services to be provided as well as adjustments to the costs relating to the applicable contracts. Backlog may also be affected by project delays or cancellations resulting from weather conditions, external market factors and economic factors beyond the Company's control, including the current economic slowdown. Accordingly, there is no assurance that backlog will be realized.

Actual quantities of recoverable natural gas and oil reserves and discounted future net cash flows from those reserves may vary significantly from estimated amounts.

The process of estimating natural gas and oil reserves is complex. Reserve estimates are based on assumptions relating to natural gas and oil pricing, drilling and operating expenses, capital expenditures, taxes, timing of operations, and the percentage of interest owned by the Company in the properties. The reserve estimates are prepared for each of the Company's properties by internal engineers assigned to an asset team by geographic area. The internal engineers analyze available geological, geophysical, engineering and economic data for each geographic area. The internal engineers make various assumptions regarding this data. The extent, quality and reliability of this data can vary. Although the Company has prepared its reserve estimates in accordance with guidelines established by the industry and the SEC, significant changes to the reserve estimates may occur based on actual results of production, drilling, costs and pricing.

The Company bases the estimated discounted future net cash flows from proved reserves on prices and current costs in accordance with SEC requirements. Actual future prices and costs may be significantly different. Sustained downward movements in natural gas and oil prices could result in future noncash write-downs of the Company's natural gas and oil properties.

Environmental and Regulatory Risks

The Company's operations are subject to environmental laws and regulations that may increase costs of operations, impact or limit business plans, or expose the Company to environmental liabilities.

The Company is subject to environmental laws and regulations affecting many aspects of its present and future operations, including air quality, water quality, waste management and other environmental considerations. These laws and regulations can result in increased capital, operating and other costs, delays as a result of litigation and administrative proceedings, and compliance, remediation, containment, monitoring and reporting obligations, particularly with regard to laws relating to power plant operations and natural gas and oil development. These laws and regulations generally require the Company to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Public officials and entities, as well as private individuals and organizations, may seek injunctive relief or other remedies to enforce applicable environmental laws and regulations. The Company cannot predict the outcome (financial or operational) of any related litigation or administrative proceedings that may arise.

Existing environmental laws and regulations may be revised and new laws and regulations seeking to protect the environment may be adopted or become applicable to the Company. These laws and regulations could require the Company to limit the use or output of certain facilities, restrict the use of certain fuels, install pollution control equipment or initiate pollution control technologies, remediate environmental contamination, remove or reduce environmental hazards, or prevent or limit the development of resources. Revised or additional laws and regulations, that result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from customers, could have a material adverse effect on the Company's results of operations and cash flows.

The EPA has issued draft regulations that outline several possible approaches for coal combustion residuals management under the RCRA. One approach, designating coal ash as a hazardous waste would significantly change the manner and increase the costs of managing coal ash at five plants that supply electricity to customers of Montana-Dakota. This designation also could significantly increase costs for Knife River, which beneficially uses fly ash as a cement replacement in ready-mixed concrete and road base applications.

The EPA finalized a rule in December 2011, that will reduce mercury and other toxic air emissions from coal- and oil-fired electric utility steam generating units. As proposed, air pollution control retrofits, such as baghouses, may be required at company-owned electric generation facilities in order to comply with the rule's emissions limits. Montana-Dakota is evaluating the impact of the final rule on its electric generation resources. Controls must be installed by approximately March 2015. One additional year may be granted by the permitting authority to install pollution controls depending on system reliability issues.

Hydraulic fracturing is an important common practice used by the Company that involves injecting water, sand and chemicals under pressure into rock formations to stimulate natural gas and oil production. The EPA is developing a study to review the potential effects of hydraulic fracturing on underground sources of drinking water; the results of that study have the potential to impact the likelihood or scope of future legislation or regulation. Other legislative initiatives and regulatory studies, proceedings or initiatives at federal or state agencies focused on the hydraulic fracturing process could result in additional compliance, reporting and disclosure requirements. While not materially impacted by current regulation, future legislation or regulation could cause the Company to experience increased compliance and operating costs, as well as delay or inhibit its ability to develop its natural gas and oil reserves.

Initiatives to reduce GHG emissions could adversely impact the Company's electric generation operations.

Concern that GHG emissions are contributing to global climate change has led to international, federal and state legislative and regulatory proposals to reduce or mitigate the effects of GHG emissions. The EPA finalized its endangerment finding for GHG emissions in late 2009, and its GHG "Tailoring" Rule in 2010. The GHG "Tailoring" Rule requires new large emission sources, such as coal-fired electric generating facilities, and existing large emission sources that make modifications that increase GHG emissions to obtain permits and conduct best available control technology evaluations to limit the amount of GHG emission from these sources.

The primary GHG emitted from the Company's operations is carbon dioxide from combustion of fossil fuels at Montana-Dakota's electric generating facilities, particularly its coal-fired electric generating facilities. Approximately 70 percent of Montana-Dakota's owned generating capacity and more than 90 percent of the electricity it generates is from coal-fired plants. Montana-Dakota also owns approximately 100 MW of natural gas- and oil-fired peaking plants.

While the future of GHG regulation is uncertain, Montana-Dakota's electric generating facilities may be subject to climate change laws or regulations within the next few years. Implementation of treaties, legislation or regulations to reduce GHG emissions could affect

Montana-Dakota's electric utility operations by requiring expanded energy conservation efforts or increased development of renewable energy sources, as well as other mandates that could significantly increase capital expenditures and operating costs. If Montana-Dakota does not receive timely and full recovery of GHG emission compliance costs from its customers, then such costs could have an adverse impact on the results of its operations.

Due to the uncertain availability of technologies to control GHG emissions and the unknown obligations that potential GHG emission legislation or regulations may create, the Company cannot determine the financial impact on its operations.

The Company is subject to government regulations that may delay and/or have a negative impact on its business and its results of operations and cash flows. Statutory and regulatory requirements also may limit another party's ability to acquire the Company.

The Company is subject to regulation or governmental actions by federal, state and local regulatory agencies with respect to, among other things, allowed rates of return, financing, industry rate structures, health care legislation, tax legislation and recovery of purchased power and purchased gas costs. These governmental regulations significantly influence the Company's operating environment and may affect its ability to recover costs from its customers. The Company is unable to predict the impact on operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on the Company's results of operations and cash flows. Approval from a number of federal and state regulatory agencies would need to be obtained by any potential acquirer of the Company. The approval process could be lengthy and the outcome uncertain.

Other Risks

Weather conditions can adversely affect the Company's operations and revenues and cash flows.

The Company's results of operations can be affected by changes in the weather. Weather conditions influence the demand for electricity and natural gas, affect the price of energy commodities, affect the ability to perform services at the construction materials and contracting and construction services businesses and affect ongoing operation and maintenance and construction and drilling activities for the pipeline and energy services and exploration and production businesses. In addition, severe weather can be destructive, causing outages, reduced natural gas and oil production, and/or property damage, which could require additional costs to be incurred. As a result, adverse weather conditions could negatively affect the Company's results of operations, financial position and cash flows.

Competition is increasing in all of the Company's businesses.

All of the Company's businesses are subject to increased competition. Construction services' competition is based primarily on price and reputation for quality, safety and reliability. The construction materials products are marketed under highly competitive conditions and are subject to such competitive forces as price, service, delivery time and proximity to the customer. The electric utility and natural gas industries also are experiencing increased competitive pressures as a result of consumer demands, technological advances, volatility in natural gas prices and other factors. Pipeline and energy services competes with several pipelines for access to natural gas supplies and gathering, transportation and storage business. The exploration and production business is subject to competition in the acquisition and development of natural gas and oil properties. The increase in competition could negatively affect the Company's results of operations, financial position and cash flows.

The Company could be subject to limitations on its ability to pay dividends.

The Company depends on earnings from its divisions and dividends from its subsidiaries to pay dividends on its common stock. Regulatory, contractual and legal limitations, as well as capital requirements and the Company's financial performance or cash flows, could limit the earnings of the Company's divisions and subsidiaries which, in turn, could restrict the Company's ability to pay dividends on its common stock and adversely affect the Company's stock price.

An increase in costs related to obligations under multiemployer pension plans could have a material negative effect on the Company's results of operations and cash flows.

Various operating subsidiaries of the Company participate in approximately 70 multiemployer pension plans for employees represented by certain unions. The Company is required to make contributions to these plans in amounts established under numerous collective bargaining agreements between the operating subsidiaries and those unions.

The Company may be obligated to increase its contributions to underfunded plans that are classified as being in endangered, seriously endangered, or critical status as defined by the Pension Protection Act of 2006. Plans classified as being in one of these statuses are required to adopt RPs or FIPs to improve their funded status through increased contributions, reduced benefits or a combination of the two. Based on available information, the Company believes that approximately 45 percent of the multiemployer plans to which it contributes are currently in endangered, seriously endangered or critical status.

The Company may also be required to increase its contributions to multiemployer plans where the other participating employers in such plans withdraw from the plan and are not able to contribute an amount sufficient to fund the unfunded liabilities associated with their participants in the plans. The amount and timing of any increase in the Company's required contributions to multiemployer pension plans may also depend upon one or more of the following factors including the outcome of collective bargaining, actions taken by trustees who manage the plans, the industry for which contributions are made, future determinations that additional plans reach endangered, seriously endangered or critical status, government regulations and the actual return on assets held in the plans, among others. The Company may experience increased operating expenses as a result of the required contributions to multiemployer pension plans, which may have a material adverse effect on the Company's results of operations, financial position or cash flows.

In addition, pursuant to ERISA, as amended by MPPAA, the Company could incur a partial or complete withdrawal liability upon withdrawing from a plan, exiting a market in which it does business with a union workforce or upon termination of a plan to the extent these plans are underfunded.

The Company's operations may be negatively impacted by cyber attacks or acts of terrorism.

The Company operates in industries that require continual operation of sophisticated information technology systems and network infrastructure. While the Company has developed procedures and processes that are designed to protect these systems, they may be vulnerable to failures or unauthorized access due to hacking, viruses, acts of terrorism or other causes. If the technology systems were to fail or be breached and these systems were not recovered in a timely manner, the Company's operational systems and infrastructure, such as the Company's electric generation, transmission and distribution facilities and its natural gas and oil production, storage and pipeline systems, may be unable to fulfill critical business functions. Any such disruption could result in a decrease in the Company's revenues and/or significant remediation costs which could have a material adverse effect on the Company's results of operations, financial position and cash flows. Additionally, because generation, transmission systems and gas pipelines are part of an interconnected system, a disruption elsewhere in the system could negatively impact the Company's business.

The Company's business requires access to sensitive customer data in the ordinary course of business. Despite the Company's implementation of security measures, a failure or breach of a security system could compromise sensitive and confidential information and data. Such an event could result in negative publicity, remediation costs and possible legal claims and fines which could adversely affect the Company's financial results. The Company's third party service providers that perform critical business functions or have access to sensitive and confidential information and data may also be vulnerable to security breaches and other risks that could have an adverse effect on the Company.

Other factors that could impact the Company's businesses.

The following are other factors that should be considered for a better understanding of the financial condition of the Company. These other factors may impact the Company's financial results in future periods.

- Acquisition, disposal and impairments of assets or facilities
- Changes in operation, performance and construction of plant facilities or other assets
- Changes in present or prospective generation
- The ability to obtain adequate and timely cost recovery for the Company's regulated operations through regulatory proceedings
- The availability of economic expansion or development opportunities
- Population growth rates and demographic patterns
- Market demand for, available supplies of, and/or costs of, energy- and construction-related products and services
- The cyclical nature of large construction projects at certain operations
- Changes in tax rates or policies
- Unanticipated project delays or changes in project costs, including related energy costs
- Unanticipated changes in operating expenses or capital expenditures
- Labor negotiations or disputes
- Inability of the various contract counterparties to meet their contractual obligations
- Changes in accounting principles and/or the application of such principles to the Company

- Changes in technology
- Changes in legal or regulatory proceedings
- The ability to effectively integrate the operations and the internal controls of acquired companies
- The ability to attract and retain skilled labor and key personnel
- Increases in employee and retiree benefit costs and funding requirements

Item 1B. Unresolved Staff Comments

The Company has no unresolved comments with the SEC.

Item 3. Legal Proceedings

For information regarding legal proceedings of the Company, see Item 8 – Note 19, which is incorporated herein by reference.

Item 4. Mine Safety Disclosures

For information regarding mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Act and Item 104 of Regulation S-K, see Exhibit 95 to this Form 10-K, which is incorporated herein by reference.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is listed on the New York Stock Exchange under the symbol "MDU." The price range of the Company's common stock as reported by The Wall Street Journal composite tape during 2011 and 2010 and dividends declared thereon were as follows:

	Common Stock Price (High)	Common Stock Price (Low)	Common Stock Dividends Declared Per Share
2011			
First quarter	**$23.00**	**$20.11**	**$.1625**
Second quarter	**24.05**	**21.47**	**.1625**
Third quarter	**23.28**	**18.25**	**.1625**
Fourth quarter	**22.19**	**18.00**	**.1675**
			$.6550
2010			
First quarter	$24.15	$19.54	$.1575
Second quarter	22.90	17.11	.1575
Third quarter	20.48	17.61	.1575
Fourth quarter	21.27	19.52	.1625
			$.6350

As of December 31, 2011, the Company's common stock was held by approximately 14,800 stockholders of record.

The Company depends on earnings from its divisions and dividends from its subsidiaries to pay dividends on common stock. The declaration and payment of dividends is at the sole discretion of the board of directors, subject to limitations imposed by the Company's credit agreements, federal and state laws, and applicable regulatory limitations. For more information on factors that may limit the Company's ability to pay dividends see Item 8 – Note 12.

The following table includes information with respect to the Company's purchase of equity securities:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (2)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (2)
October 1 through October 31, 2011	–			
November 1 through November 30, 2011	49,050	$20.18		
December 1 through December 31, 2011	6,091	$20.52		
Total	55,141			

(1) Represents shares of common stock purchased on the open market in connection with annual stock grants made to the Company's non-employee directors and for those directors who elected to receive additional shares of common stock in lieu of a portion of their cash retainer.
(2) Not applicable. The Company does not currently have in place any publicly announced plans or programs to purchase equity securities.

FORM 10-K

Item 6. Selected Financial Data

	2011	2010	2009*	2008**	2007	2006
Selected Financial Data						
Operating revenues (000's):						
Electric	**$ 225,468**	$ 211,544	$ 196,171	$ 208,326	$ 193,367	$ 187,301
Natural gas distribution	**907,400**	892,708	1,072,776	1,036,109	532,997	351,988
Pipeline and energy services	**278,343**	329,809	307,827	532,153	447,063	443,720
Exploration and production	**453,586**	434,354	439,655	712,279	514,854	483,952
Construction materials and contracting	**1,510,010**	1,445,148	1,515,122	1,640,683	1,761,473	1,877,021
Construction services	**854,389**	789,100	819,064	1,257,319	1,103,215	987,582
Other	**11,446**	7,727	9,487	10,501	10,061	8,117
Intersegment eliminations	**(190,150)**	(200,695)	(183,601)	(394,092)	(315,134)	(335,142)
	$4,050,492	$3,909,695	$4,176,501	$5,003,278	$4,247,896	$4,004,539
Operating income (loss) (000's):						
Electric	**$ 49,096**	$ 48,296	$ 36,709	$ 35,415	$ 31,652	$ 27,716
Natural gas distribution	**82,856**	75,697	76,899	76,887	32,903	8,744
Pipeline and energy services	**45,365**	46,310	69,388	49,560	58,026	57,133
Exploration and production	**133,790**	143,169	(473,399)	202,954	227,728	231,802
Construction materials and contracting	**51,092**	63,045	93,270	62,849	138,635	156,104
Construction services	**39,144**	33,352	44,255	81,485	75,511	50,651
Other	**5,024**	858	(219)	2,887	(7,335)	(9,075)
	$ 406,367	$ 410,727	$ (153,097)	$ 512,037	$ 557,120	$ 523,075
Earnings (loss) on common stock (000's):						
Electric	**$ 29,258**	$ 28,908	$ 24,099	$ 18,755	$ 17,700	$ 14,401
Natural gas distribution	**38,398**	36,944	30,796	34,774	14,044	5,680
Pipeline and energy services	**23,082**	23,208	37,845	26,367	31,408	32,126
Exploration and production	**80,282**	85,638	(296,730)	122,326	142,485	145,657
Construction materials and contracting	**26,430**	29,609	47,085	30,172	77,001	85,702
Construction services	**21,627**	17,982	25,589	49,782	43,843	27,851
Other	**6,190**	21,046	7,357	10,812	(4,380)	(4,324)
Earnings (loss) on common stock before income (loss) from discontinued operations	**225,267**	243,335	(123,959)	292,988	322,101	307,093
Income (loss) from discontinued operations, net of tax	**(12,926)**	(3,361)	–	–	109,334	7,979
	$ 212,341	$ 239,974	$ (123,959)	$ 292,988	$ 431,435	$ 315,072
Earnings (loss) per common share before discontinued operations – diluted	**$ 1.19**	$ 1.29	$ (.67)	$ 1.59	$ 1.76	$ 1.69
Discontinued operations, net of tax	**(.07)**	(.02)	–	–	.60	.05
	$ 1.12	$ 1.27	$ (.67)	$ 1.59	$ 2.36	$ 1.74
Common Stock Statistics						
Weighted average common shares outstanding – diluted (000's)	**188,905**	188,229	185,175	183,807	182,902	181,392
Dividends declared per common share	**$ .6550**	$ .6350	$ .6225	$ .6000	$ .5600	$ .5234
Book value per common share	**$ 14.62**	$ 14.22	$ 13.61	$ 14.95	$ 13.80	$ 11.88
Market price per common share (year end)	**$ 21.46**	$ 20.27	$ 23.60	$ 21.58	$ 27.61	$ 25.64
Market price ratios:						
Dividend payout	**58%**	50%	N/A	38%	24%	30%
Yield	**3.1%**	3.2%	2.7%	2.9%	2.1%	2.1%
Price/earnings ratio	**19.2x**	16.0x	N/A	13.6x	11.7x	14.7x
Market value as a percent of book value	**146.8%**	142.5%	173.4%	144.3%	200.1%	215.8%
Profitability Indicators						
Return on average common equity	**7.8%**	9.1%	(4.9)%	11.0%	18.5%	15.6%
Return on average invested capital	**6.3%**	7.0%	(1.7)%	8.0%	13.1%	10.6%
Fixed charges coverage, including preferred dividends	**4.0x**	4.1x	–***	5.3x	6.4x	6.4x

* Reflects a $384.4 million after-tax noncash write-down of natural gas and oil properties.

** Reflects an $84.2 million after-tax noncash write-down of natural gas and oil properties.

*** Due to the $384.4 million after-tax noncash write-down of natural gas and oil properties, earnings were insufficient by $228.7 million to cover fixed charges. If the $384.4 million after-tax noncash write-down is excluded, the coverage of fixed charges, including preferred dividends would have been 4.6 times. The coverage of fixed charges including preferred stock dividends, that excludes the effect of the after-tax noncash write-down of natural gas and oil properties is a non-GAAP financial measure. The Company believes that this non-GAAP financial measure is useful because the write-down excluded is not indicative of the Company's cash flows available to meet its fixed charges obligations. The presentation of this additional information is not meant to be considered a substitute for financial measures prepared in accordance with GAAP.

Notes:

- Common stock share amounts reflect the Company's three-for-two common stock split effected in July 2006.
- Cascade and Intermountain, natural gas distribution businesses, were acquired on July 2, 2007, and October 1, 2008, respectively.

Item 6. Selected Financial Data (continued)

	2011	2010	2009	2008	2007	2006
General						
Total assets (000's)	**$6,556,125**	$6,303,549	$5,990,952	$6,587,845	$5,592,434	$4,903,474
Total long-term debt (000's)	**$1,424,678**	$1,506,752	$1,499,306	$1,647,302	$1,308,463	$1,254,582
Capitalization ratios:						
Common equity	**66%**	64%	63%	61%	66%	63%
Total debt	**34**	36	37	39	34	37
	100%	100%	100%	100%	100%	100%
Electric						
Retail sales (thousand kWh)	**2,878,852**	2,785,710	2,663,560	2,663,452	2,601,649	2,483,248
Sales for resale (thousand kWh)	**63,899**	58,321	90,789	223,778	165,639	483,944
Electric system summer generating and firm purchase capability – kW (Interconnected system)	**658,900**	594,180	594,700	597,250	571,160	547,485
Electric system summer and firm purchase contract PRCs (Interconnected system)	**572.8**	553.3	*	*	*	*
Electric system peak demand obligation, including firm purchase contracts, PRCs (Interconnected system)	**524.2**	529.5	*	*	*	*
Demand peak – kW (Interconnected system)	**535,761**	525,643	525,643	525,643	525,643	485,456
Electricity produced (thousand kWh)	**2,488,337**	2,472,288	2,203,665	2,538,439	2,253,851	2,218,059
Electricity purchased (thousand kWh)	**645,567**	521,156	682,152	516,654	576,613	833,647
Average cost of fuel and purchased power per kWh	**$ .021**	$ .021	$ .023	$ .025	$ .025	$ .022
Natural Gas Distribution**						
Sales (Mdk)	**103,237**	95,480	102,670	87,924	52,977	34,553
Transportation (Mdk)	**124,227**	135,823	132,689	103,504	54,698	14,058
Degree days (% of normal)						
Montana-Dakota	**101%**	98%	104%	103%	93%	87%
Cascade	**103%**	96%	105%	108%	102%	–
Intermountain	**107%**	100%	107%	90%	–	–
Pipeline and Energy Services						
Transportation (Mdk)	**113,217**	140,528	163,283	138,003	140,762	130,889
Gathering (Mdk)	**66,500**	77,154	92,598	102,064	92,414	87,135
Customer natural gas storage balance (Mdk)	**36,021**	58,784	61,506	30,598	50,219	51,477
Exploration and Production						
Production:						
Natural gas (MMcf)	**45,598**	50,391	56,632	65,457	62,798	62,062
Oil (MBbls)	**3,500**	3,262	3,111	2,808	2,365	2,041
Total production (MMcfe)	**66,596**	69,963	75,299	82,303	76,988	74,307
Average realized prices (including hedges):						
Natural gas (per Mcf)	**$ 3.85**	$ 4.36	$ 5.16	$ 7.38	$ 5.96	$ 6.03
Oil (per Bbl)	**$ 79.43**	$ 65.85	$ 47.38	$ 81.68	$ 59.26	$ 50.64
Average realized prices (excluding hedges):						
Natural gas (per Mcf)	**$ 3.30**	$ 3.57	$ 2.99	$ 7.29	$ 5.37	$ 5.62
Oil (per Bbl)	**$ 83.30**	$ 66.71	$ 49.76	$ 82.28	$ 59.53	$ 51.73
Proved reserves:						
Natural gas (MMcf)	**379,827**	448,397	448,425	604,282	523,737	538,100
Oil (MBbls)	**34,347**	32,867	34,216	34,348	30,612	27,100
Total reserves (MMcfe)	**585,908**	645,596	653,724	810,371	707,409	700,700
Construction Materials and Contracting						
Sales (000's):						
Aggregates (tons)	**24,736**	23,349	23,995	31,107	36,912	45,600
Asphalt (tons)	**6,709**	6,279	6,360	5,846	7,062	8,273
Ready-mixed concrete (cubic yards)	**2,864**	2,764	3,042	3,729	4,085	4,588
Aggregate reserves (000's tons)	**1,088,833**	1,107,396	1,125,491	1,145,161	1,215,253	1,248,099

* Information not available for periods prior to 2010.

** Cascade and Intermountain were acquired on July 2, 2007, and October 1, 2008, respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company's strategy is to apply its expertise in energy and transportation infrastructure industries to increase market share, increase profitability and enhance shareholder value through:

- Organic growth as well as a continued disciplined approach to the acquisition of well-managed companies and properties
- The elimination of system-wide cost redundancies through increased focus on integration of operations and standardization and consolidation of various support services and functions across companies within the organization
- The development of projects that are accretive to earnings per share and return on invested capital

The Company has capabilities to fund its growth and operations through various sources, including internally generated funds, commercial paper facilities, revolving credit facilities and the issuance from time to time of debt and equity securities. For more information on the Company's net capital expenditures, see Liquidity and Capital Commitments.

The key strategies for each of the Company's business segments and certain related business challenges are summarized below. For a summary of the Company's business segments, see Item 8 – Note 15.

Key Strategies and Challenges

Electric and Natural Gas Distribution

Strategy Provide competitively priced energy and related services to customers. The electric and natural gas distribution segments continually seek opportunities for growth and expansion of their customer base through extensions of existing operations, including building electric generation, transmission extensions, and through selected acquisitions of companies and properties at prices that will provide stable cash flows and an opportunity for the Company to earn a competitive return on investment.

Challenges Both segments are subject to extensive regulation in the state jurisdictions where they conduct operations with respect to costs and permitted returns on investment as well as subject to certain operational and environmental regulations. The ability of these segments to grow through acquisitions is subject to significant competition. In addition, the ability of both segments to grow service territory and customer base is affected by the economic environment of the markets served and competition from other energy providers and fuels. The construction of electric generating facilities and transmission lines and other service facilities may be subject to increasing cost and lead time, extensive permitting procedures, and federal and state legislative and regulatory initiatives, which may necessitate increases in electric energy prices. Legislative and regulatory initiatives to increase renewable energy resources and reduce GHG emissions could impact the price and demand for electricity and natural gas.

Pipeline and Energy Services

Strategy Utilize the segment's existing expertise in energy infrastructure and related services to increase market share and profitability through optimization of existing operations, internal growth, and acquisitions of energy-related assets and companies. Incremental and new growth opportunities include: access to new sources of natural gas for storage, gathering and transportation services; expansion of existing gathering, transmission and storage facilities; expansion of related energy services; and incremental expansion of pipeline capacity to allow customers access to more liquid and higher-priced markets.

Challenges Challenges for this segment include: energy price volatility; natural gas basis differentials; environmental and regulatory requirements; recruitment and retention of a skilled workforce; and competition from other natural gas pipeline and energy services companies.

Exploration and Production

Strategy Apply technology and utilize existing exploration and production expertise, with a focus on operated properties, to increase production and reserves from existing leaseholds, and to seek additional reserves and production opportunities both in new and existing areas to further expand the segment's asset base. By optimizing existing operations and taking advantage of new and incremental growth opportunities, this segment is focused on achieving a balanced commodity mix of fifty percent oil and fifty percent natural gas with its goal to add value by increasing both reserves and production over the long term so as to generate competitive returns on investment.

Challenges Volatility in natural gas and oil prices; timely receipt of necessary permits and approvals; environmental and regulatory requirements; recruitment and retention of a skilled workforce; availability of drilling rigs, materials, auxiliary equipment and industry-related field services; inflationary pressure on development and operating costs; and competition from other exploration and production companies are ongoing challenges for this segment.

Construction Materials and Contracting

Strategy Focus on high-growth strategic markets located near major transportation corridors and desirable mid-sized metropolitan areas; strengthen long-term, strategic aggregate reserve position through purchase and/or lease opportunities; enhance profitability through cost containment, margin discipline and vertical integration of the segment's operations; and continue growth through organic and acquisition opportunities. Ongoing efforts to increase margin are being pursued through the implementation of a variety of continuous improvement programs, including corporate purchasing of equipment, parts and commodities (liquid asphalt, diesel fuel, cement and other materials), and negotiation of contract price escalation provisions. Vertical integration allows the segment to manage operations from aggregate mining to final lay-down of concrete and asphalt, with control of and access to permitted aggregate reserves being significant. A key element of the Company's long-term strategy for this business is to further expand its market presence in the higher-margin materials business (rock, sand, gravel, liquid asphalt, ready-mixed concrete and related products), complementing and expanding on the Company's expertise.

Challenges The economic downturn has adversely impacted operations, particularly in the private market. The current economic challenges have resulted in increased competition in certain construction markets and lower margins. Continued delays in the multiple year reauthorization of the federal highway bill and volatility in the cost of raw materials such as diesel, gasoline, liquid asphalt, cement and steel, continue to be a concern. This business unit expects to continue cost containment efforts and a greater emphasis on industrial, energy and public works projects.

Construction Services

Strategy Provide a competitive return on investment while operating in a competitive industry by: building new and strengthening existing customer relationships; effectively controlling costs; retaining, developing and recruiting talented employees; focusing business development efforts on project areas that will permit higher margins; and properly managing risk.

Challenges This segment operates in highly competitive markets with many jobs subject to competitive bidding. Maintenance of effective operational and cost controls, retention of key personnel, managing through downturns in the economy and effective management of working capital are ongoing challenges.

For further information on the risks and challenges the Company faces as it pursues its growth strategies and other factors that should be considered for a better understanding of the Company's financial condition, see Item 1A – Risk Factors. For further information on each segment's key growth strategies, projections and certain assumptions, see Prospective Information.

For information pertinent to various commitments and contingencies, see Item 8 – Notes to Consolidated Financial Statements.

Earnings Overview

The following table summarizes the contribution to consolidated earnings (loss) by each of the Company's businesses.

Years ended December 31,	**2011**	2010	2009
	(Dollars in millions, where applicable)		
Electric	**$ 29.2**	$ 28.9	$ 24.1
Natural gas distribution	**38.4**	37.0	30.8
Pipeline and energy services	**23.1**	23.2	37.8
Exploration and production	**80.3**	85.6	(296.7)
Construction materials and contracting	**26.4**	29.6	47.1
Construction services	**21.6**	18.0	25.6
Other	**6.2**	21.0	7.3
Earnings (loss) before discontinued operations	**225.2**	243.3	(124.0)
Loss from discontinued operations, net of tax	**(12.9)**	(3.3)	–
Earnings (loss) on common stock	**$212.3**	$240.0	$(124.0)
Earnings (loss) per common share – basic:			
Earnings (loss) before discontinued operations	**$ 1.19**	$ 1.29	$ (.67)
Discontinued operations, net of tax	**(.07)**	(.01)	–
Earnings (loss) per common share – basic	**$ 1.12**	$ 1.28	$ (.67)
Earnings (loss) per common share – diluted:			
Earnings (loss) before discontinued operations	**$ 1.19**	$ 1.29	$ (.67)
Discontinued operations, net of tax	**(.07)**	(.02)	–
Earnings (loss) per common share – diluted	**$ 1.12**	$ 1.27	$ (.67)
Return on average common equity	**7.8%**	9.1%	(4.9)%

2011 compared to 2010 Consolidated earnings for 2011 decreased $27.7 million from the prior year. This decrease was due to:

- Absence of a $13.8 million (after tax) gain on the sale of the Brazilian Transmission Lines, as discussed in Item 8 – Note 4, as well as an increased loss of $9.6 million (after tax) from discontinued operations, as discussed in Item 8 – Note 3. Both of these items are included in the Other category.
- Lower average realized natural gas prices, decreased natural gas production, higher depreciation, depletion and amortization expense, increased lease operating costs, higher production and property taxes and higher general and administrative expense, partially offset by higher average realized oil prices and increased oil production at the exploration and production business

Partially offsetting these decreases were higher workloads and margins in the Western region, as well as higher equipment sales and rental margins, partially offset by lower workloads and margins in the Mountain region at the construction services business.

The pipeline and energy services business experienced lower storage services revenue and decreased transportation and gathering volumes, as well as lower operation and maintenance expense, primarily related to the absence of a natural gas gathering arbitration charge of $16.5 million (after tax).

2010 compared to 2009 Consolidated earnings for 2010 were $240.0 million compared to a loss of $124.0 million in 2009. This increase was due to:

- Absence of the 2009 noncash write-down of natural gas and oil properties of $384.4 million (after tax), higher average realized oil prices, increased oil production and lower general and administrative expense, partially offset by lower average realized natural gas prices, decreased natural gas production and higher production taxes at the exploration and production business
- A $13.8 million (after tax) gain on the sale of the Brazilian Transmission Lines, as previously discussed, as well as a $3.3 million (after tax) loss from discontinued operations, as discussed in Item 8 – Note 3. Both of these items are included in the Other category.

Partially offsetting these increases were:

- Lower liquid asphalt oil, ready-mixed concrete and asphalt margins and volumes, as well as decreased construction margins, partially offset by lower selling, general and administrative expense at the construction materials and contracting segment
- Higher operation and maintenance expense, primarily due to a natural gas gathering arbitration charge of $16.5 million (after tax) and lower gathering volumes, partially offset by higher storage services revenue at the pipeline and energy services business

Financial and Operating Data

Below are key financial and operating data for each of the Company's businesses.

Electric

Years ended December 31,	**2011**	2010	2009
	(Dollars in millions, where applicable)		
Operating revenues	**$225.5**	$211.6	$196.2
Operating expenses:			
Fuel and purchased power	**64.5**	63.1	65.7
Operation and maintenance	**70.3**	63.8	60.7
Depreciation, depletion and amortization	**32.2**	27.3	24.7
Taxes, other than income	**9.4**	9.1	8.4
	176.4	163.3	159.5
Operating income	**49.1**	48.3	36.7
Earnings	**$ 29.2**	$ 28.9	$ 24.1
Retail sales (million kWh)	**2,878.9**	2,785.7	2,663.5
Sales for resale (million kWh)	**63.9**	58.3	90.8
Average cost of fuel and purchased power per kWh	**$ .021**	$ .021	$ .023

2011 compared to 2010 Electric earnings increased $300,000 (1 percent) compared to the prior year due to:

- Higher electric retail sales margins, primarily due to higher rates in North Dakota, Montana and Wyoming
- Increased retail sales volumes of 3 percent, primarily to residential and small commercial and industrial customers, reflecting increased customers and demand
- Lower income taxes of $3.4 million, including an income tax benefit of $1.2 million related to favorable resolution of certain income tax matters, higher production tax credits, as well as a reduction of income taxes associated with benefits

Partially offsetting these increases were:

- Higher operation and maintenance expense of $4.1 million (after tax), primarily increased benefit-related costs, as well as increased contract services
- Increased depreciation, depletion and amortization expense of $3.0 million (after tax), including the effects of higher property, plant and equipment balances
- Lower other income of $2.2 million (after tax), largely lower allowance for funds used during construction related to electric generation projects, which were placed in service in 2010
- Higher net interest expense of $1.4 million (after tax), including lower capitalized interest

2010 compared to 2009 Electric earnings increased $4.8 million (20 percent) compared to the prior year due to:

- Higher electric retail sales margins, primarily due to implementation of higher rates in Wyoming, as well as interim rates in North Dakota
- Higher retail sales volumes of 5 percent, primarily to residential and small commercial and industrial customers, reflecting increased customers and demand

Partially offsetting these increases were:

- Higher operation and maintenance expense of $1.8 million (after tax), primarily costs due to storm damage, as well as expenses at Wygen III, which commenced operation in the second quarter of 2010
- Lower other income of $1.6 million (after tax), primarily lower allowance for funds used during construction related to electric generation projects, which were placed in service in 2010
- Increased depreciation, depletion and amortization expense of $1.6 million (after tax), including the effects of higher property, plant and equipment balances
- Higher net interest expense of $1.3 million (after tax), resulting from higher average borrowings and lower capitalized interest

Natural Gas Distribution

Years ended December 31,	**2011**	2010	2009
	(Dollars in millions, where applicable)		
Operating revenues	**$907.4**	$892.7	$1,072.8
Operating expenses:			
Purchased natural gas sold	**594.6**	589.3	757.6
Operation and maintenance	**137.3**	137.4	140.5
Depreciation, depletion and amortization	**44.6**	43.0	42.7
Taxes, other than income	**48.0**	47.3	55.1
	824.5	817.0	995.9
Operating income	**82.9**	75.7	76.9
Earnings	**$ 38.4**	$ 37.0	$ 30.8
Volumes (MMdk):			
Sales	**103.3**	95.5	102.7
Transportation	**124.2**	135.8	132.7
Total throughput	**227.5**	231.3	235.4
Degree days (% of normal)*			
Montana-Dakota	**101%**	98%	104%
Cascade	**103%**	96%	105%
Intermountain	**107%**	100%	107%
Average cost of natural gas, including transportation, per dk	**$ 5.76**	$ 6.17	$ 7.38

* Degree days are a measure of the daily temperature-related demand for energy for heating.

2011 compared to 2010 The natural gas distribution business experienced an increase in earnings of $1.4 million (4 percent) compared to the prior year due to increased retail sales volumes and margins, largely resulting from colder weather than last year.

Partially offsetting this increase were:

- Higher regulated operation and maintenance expense of $3.5 million (after tax), primarily higher benefit-related costs
- Higher income taxes of $2.1 million, primarily related to the absence of a 2010 income tax benefit of $4.8 million related to a reduction in deferred income taxes associated with property, plant and equipment, partially offset by a reduction of income taxes associated with benefits
- Lower nonregulated energy-related services of $1.3 million (after tax), largely related to lower pipeline project activity
- Increased depreciation, depletion and amortization expense of $1.0 million (after tax), primarily resulting from higher property, plant and equipment balances

The previous table also reflects lower revenue and lower operation and maintenance expense related to pipeline project activity.

2010 compared to 2009 The natural gas distribution business experienced an increase in earnings of $6.2 million (20 percent) compared to the prior year due to:

- An income tax benefit of $4.8 million, as previously discussed
- Lower operation and maintenance expense of $2.7 million (after tax), largely lower bad debt expense and benefit-related costs
- Higher nonregulated energy-related services of $1.4 million (after tax), including pipeline project activity
- Lower net interest expense of $1.3 million (after tax), primarily due to higher capitalized interest and lower average borrowings
- Higher other income of $1.1 million (after tax), primarily allowance for funds used during construction due to higher rates
- Increased demand-related transportation volumes of $900,000 (after tax), primarily industrial customers

Partially offsetting these increases were decreased retail sales volumes, largely resulting from warmer weather than last year.

Pipeline and Energy Services

Years ended December 31,	**2011**	2010	2009
		(Dollars in millions)	
Operating revenues	**$278.3**	$329.8	$307.8
Operating expenses:			
Purchased natural gas sold	**125.3**	153.9	138.8
Operation and maintenance	**68.9**	90.6	63.1
Depreciation, depletion and amortization	**25.5**	26.0	25.5
Taxes, other than income	**13.2**	13.0	11.0
	232.9	283.5	238.4
Operating income	**45.4**	46.3	69.4
Earnings	**$ 23.1**	$ 23.2	$ 37.8
Transportation volumes (MMdk)	**113.2**	140.5	163.3
Gathering volumes (MMdk)	**66.5**	77.2	92.6
Customer natural gas storage balance (MMdk):			
Beginning of period	**58.8**	61.5	30.6
Net injection (withdrawal)	**(22.8)**	(2.7)	30.9
End of period	**36.0**	58.8	61.5

2011 compared to 2010 Pipeline and energy services earnings decreased $100,000 largely due to:

- Lower storage services revenue of $7.1 million (after tax), largely lower storage balances
- Decreased transportation volumes of $4.6 million (after tax), largely lower volumes transported to storage resulting from decreased customer demand, as well as lower off-system transportation volumes
- Lower gathering volumes of $3.9 million (after tax), largely resulting from customers experiencing normal production declines

Partially offsetting the earnings decrease was lower operation and maintenance expense, primarily related to the absence of the natural gas gathering arbitration charge of $26.6 million ($16.5 million after tax) in 2010, as discussed in Item 8 – Note 19, partially offset by the absence of an insurance recovery that lowered costs in 2010 related to natural gas storage litigation. The natural gas storage litigation was settled in July 2009.

2010 compared to 2009 Pipeline and energy services earnings decreased $14.6 million (39 percent) largely due to:

- Higher operation and maintenance expense, primarily due to a natural gas gathering arbitration charge of $26.6 million ($16.5 million after tax), partially offset by lower costs related to natural gas storage litigation, largely due to an insurance recovery; both as previously discussed
- Lower gathering volumes of $4.2 million (after tax), largely resulting from customers experiencing normal production declines
- Decreased transportation volumes of $2.0 million (after tax), largely lower volumes transported to storage resulting from decreased customer demand

Partially offsetting the earnings decrease was higher storage services revenue of $6.0 million (after tax), largely higher storage balances.

Exploration and Production

Years ended December 31,	**2011**	2010	2009
	(Dollars in millions, where applicable)		
Operating revenues:			
Natural gas	**$175.6**	$219.6	$ 292.3
Oil	**278.0**	214.8	147.4
	453.6	434.4	439.7
Operating expenses:			
Operation and maintenance:			
Lease operating costs	**75.6**	68.5	70.1
Gathering and transportation	**24.3**	23.5	24.0
Other	**36.5**	32.5	39.2
Depreciation, depletion and amortization	**142.6**	130.5	129.9
Taxes, other than income:			
Production and property taxes	**40.8**	35.5	29.1
Other	**–**	.7	.8
Write-down of natural gas and oil properties	**–**	–	620.0
	319.8	291.2	913.1
Operating income (loss)	**133.8**	143.2	(473.4)
Earnings (loss)	**$ 80.3**	$ 85.6	$(296.7)
Production:			
Natural gas (MMcf)	**45,598**	50,391	56,632
Oil (MBbls)	**3,500**	3,262	3,111
Total production (MMcfe)	**66,596**	69,963	75,299
Average realized prices (including hedges):			
Natural gas (per Mcf)	**$ 3.85**	$ 4.36	$ 5.16
Oil (per Bbl)	**$79.43**	$65.85	$ 47.38
Average realized prices (excluding hedges):			
Natural gas (per Mcf)	**$ 3.30**	$ 3.57	$ 2.99
Oil (per Bbl)	**$83.30**	$66.71	$ 49.76
Average depreciation, depletion and amortization rate, per equivalent Mcf	**$ 2.04**	$ 1.77	$ 1.64
Production costs, including taxes, per equivalent Mcf:			
Lease operating costs	**$ 1.13**	$ .98	$ .93
Gathering and transportation	**.36**	.34	.32
Production and property taxes	**.61**	.51	.39
	$ 2.10	$ 1.83	$ 1.64

2011 compared to 2010 Earnings at the exploration and production business decreased $5.3 million (6 percent) due to:

- Lower average realized natural gas prices of 12 percent
- Decreased natural gas production of 10 percent, largely related to normal production declines at certain properties, partially offset by increased production from the South Texas properties resulting from drilling activity, as well as production from the Green River Basin properties, which were acquired in April 2010
- Higher depreciation, depletion and amortization expense of $7.6 million (after tax), due to higher depletion rates, partially offset by lower volumes

- Increased lease operating expenses of $4.4 million (after tax) largely related to higher well maintenance costs, including higher workover costs at the Cedar Creek Anticline properties, in which the Company holds a net profits interest; costs from the Green River Basin properties, which were acquired in April 2010; as well as higher costs resulting from increased production in the Bakken area and at the South Texas properties
- Higher production and property taxes of $3.3 million (after tax), largely resulting from higher oil prices excluding hedges
- Higher general and administrative expense of $2.0 million (after tax), largely higher payroll-related costs

Partially offsetting these decreases were:

- Higher average realized oil prices of 21 percent
- Increased oil production of 7 percent, largely related to drilling activity at the South Texas properties, as well as in the Bakken area, partially offset by normal production declines at certain properties

2010 compared to 2009 The exploration and production business reported earnings of $85.6 million in 2010 compared to a loss of $296.7 million in 2009 due to:

- Absence of the 2009 noncash write-down of natural gas and oil properties of $384.4 million (after tax), as discussed in Item 8 – Note 1
- Higher average realized oil prices of 39 percent
- Increased oil production of 5 percent, largely related to drilling activity in the Bakken area, partially offset by normal production declines at certain existing properties
- Lower general and administrative expense of $4.2 million (after tax), including the absence of rig contract termination costs in 2009
- Lower net interest expense of $1.3 million (after tax), primarily due to lower average borrowings and higher capitalized interest, partially offset by higher effective interest rates

Partially offsetting these increases were:

- Lower average realized natural gas prices of 16 percent
- Decreased natural gas production of 11 percent, largely related to normal production declines at existing properties, partially offset by production from the Green River Basin properties, which were acquired in April 2010, as discussed in Item 8 – Note 2
- Higher production and property taxes of $4.0 million (after tax), largely resulting from higher natural gas and oil prices excluding hedges

Construction Materials and Contracting

Years ended December 31,	**2011**	2010	2009
		(Dollars in millions)	
Operating revenues	**$1,510.0**	$1,445.1	$1,515.1
Operating expenses:			
Operation and maintenance	**1,337.4**	1,260.4	1,292.0
Depreciation, depletion and amortization	**85.5**	88.3	93.6
Taxes, other than income	**36.0**	33.4	36.2
	1,458.9	1,382.1	1,421.8
Operating income	**51.1**	63.0	93.3
Earnings	**$ 26.4**	$ 29.6	$ 47.1
Sales (000's):			
Aggregates (tons)	**24,736**	23,349	23,995
Asphalt (tons)	**6,709**	6,279	6,360
Ready-mixed concrete (cubic yards)	**2,864**	2,764	3,042

2011 compared to 2010 Earnings at the construction materials and contracting business decreased $3.2 million (11 percent) due to:

- Lower earnings of $5.8 million (after tax) resulting from lower liquid asphalt oil margins, largely due to higher asphalt oil costs
- Lower earnings of $3.3 million (after tax) resulting from lower other product line margins, largely due to lower revenues and higher costs
- Lower earnings of $2.3 million (after tax) resulting from lower ready-mixed concrete margins, primarily due to higher costs

Partially offsetting the decreases were:

- Increased construction margins of $5.4 million (after tax), largely due to increased margins and volumes in the Pacific, North Central and Mountain regions
- Lower interest expense of $2.3 million (after tax), primarily due to lower average interest rates

2010 compared to 2009 Earnings at the construction materials and contracting business decreased $17.5 million (37 percent) due to:

- Lower earnings of $11.1 million (after tax), as a result of lower liquid asphalt oil margins and volumes, largely due to increased competition
- Lower earnings of $7.3 million (after tax) resulting from lower ready-mixed concrete margins and volumes, primarily due to less available work and increased competition
- Decreased construction margins of $7.1 million (after tax), largely due to increased competition
- Lower earnings of $5.7 million (after tax) resulting from lower asphalt margins and volumes, primarily due to increased competition, as well as higher asphalt oil costs

Partially offsetting the decreases were lower selling, general and administrative expense of $8.2 million (after tax) and higher gains on the sale of property, plant and equipment of $5.5 million (after tax). Increased competition is largely the result of the continuing economic downturn in the residential and commercial markets.

Construction Services

Years ended December 31,	2011	2010	2009
		(In millions)	
Operating revenues	**$854.4**	$789.1	$819.0
Operating expenses:			
Operation and maintenance	**778.5**	719.7	736.3
Depreciation, depletion and amortization	**11.4**	12.1	12.8
Taxes, other than income	**25.4**	23.9	25.7
	815.3	755.7	774.8
Operating income	**39.1**	33.4	44.2
Earnings	**$ 21.6**	$ 18.0	$ 25.6

2011 compared to 2010 Construction services earnings increased $3.6 million (20 percent) compared to the prior year, primarily due to higher workloads and margins in the Western region, higher equipment sales and rental margins, as well as decreased general and administrative expense of $1.1 million (after tax). The earnings increase was partially offset by lower workloads and margins in the Mountain region, as well as lower margins in the Central region.

2010 compared to 2009 Construction services earnings decreased $7.6 million (30 percent) compared to the prior year, primarily due to lower construction workloads and margins, which reflect the effects of the economic downturn. Lower general and administrative expense of $7.9 million (after tax), largely lower payroll-related costs and lower bad debt expense partially offset the earnings decrease. Lower construction workloads and margins in the Western and Central regions were partially offset by higher construction workloads and margins in the Mountain region.

Other and Intersegment Transactions

Amounts presented in the preceding tables will not agree with the Consolidated Statements of Income due to the Company's other operations and the elimination of intersegment transactions. The amounts relating to these items are as follows:

Years ended December 31,	2011	2010	2009
		(In millions)	
Other:			
Operating revenues	**$ 11.4**	$ 7.7	$ 9.5
Operation and maintenance	**4.7**	4.8	8.1
Depreciation, depletion and amortization	**1.6**	1.6	1.3
Taxes, other than income	**.1**	.5	.3
Intersegment transactions:			
Operating revenues	**$190.1**	$200.7	$183.6
Purchased natural gas sold	**147.7**	175.4	156.7
Operation and maintenance	**42.4**	25.3	26.9

For further information on intersegment eliminations, see Item 8 – Note 15.

Prospective Information

The following information highlights the key growth strategies, projections and certain assumptions for the Company and its subsidiaries and other matters for certain of the Company's businesses. Many of these highlighted points are "forward-looking statements." There is no assurance that the Company's projections, including estimates for growth and changes in earnings, will in fact be achieved. Please refer to assumptions contained in this section, as well as the various important factors listed in Item 1A – Risk Factors. Changes in such assumptions and factors could cause actual future results to differ materially from the Company's growth and earnings projections.

MDU Resources Group, Inc.

- Earnings per common share for 2012, diluted, are projected in the range of $1.00 to $1.25. The Company expects the approximate percentage of 2012 earnings per common share by quarter to be:
  - First quarter – 15 percent
  - Second quarter – 15 percent
  - Third quarter – 40 percent
  - Fourth quarter – 30 percent
- Although near term market conditions are uncertain, the Company's long-term compound annual growth goals on earnings per share from operations are in the range of 7 percent to 10 percent.
- The Company continually seeks opportunities to expand through strategic acquisitions and organic growth opportunities.

Electric and natural gas distribution

- The South Dakota Board of Minerals and Environment has approved rules implementing the South Dakota Regional Haze Program that upon approval by the EPA will require the Big Stone Station to install and operate a BART air quality control system to reduce emissions of particulate matter, sulfur dioxide and nitrogen oxides as early as practicable, but not later than five years after EPA's approval of the state program. The state program was submitted January 21, 2011. The Company's share of the cost of this air quality control system is estimated at $125 million. The Company believes continuing to operate Big Stone Station with the upgrade is the best option. The Company intends to seek recovery of costs related to the above matter in electric rates charged to customers. On May 20, 2011, the Company filed for an advance determination of prudence with the NDPSC requesting advance determination that the air quality control system is reasonable and prudent, as discussed in Item 8 – Note 18.
- On July 7, 2011, the Company filed for an advance determination of prudence with the NDPSC on the construction of an 88-MW simple cycle natural gas turbine and associated facilities, as discussed in Item 8 – Note 18.
- The Company is analyzing potential projects for accommodating load growth in its industrial and agricultural sectors with company and customer-owned pipeline facilities designed to serve existing facilities currently served by fuel oil or propane, and to serve new customers.
- Currently the Company is involved with a number of pipeline projects to enhance the reliability and deliverability of its system in the Pacific Northwest.
- The Company is pursuing opportunities associated with the potential development of high-voltage transmission lines and system enhancements targeted towards delivery of renewable energy from the wind rich regions that lie within its traditional electric service territory to major market areas. The Company has a contract to develop a 30-mile high-voltage power line in southeast North Dakota to move power to the electric grid from a proposed 150-MW wind farm. The proposed project totals approximately $18 million and includes substation upgrades. Construction is underway and the project is expected to be completed by mid 2012.

Pipeline and energy services

- The Company expects lower customer storage balances in 2012 compared to 2011. In addition, the anticipated divestment of certain natural gas properties and the deferral of certain gas development activity at our exploration and production business are expected to result in gathering volumes being lower in 2012 compared to 2011. These declines are expected to be partially offset by higher transportation volumes related to growth projects placed in service in the Bakken area.
- The Company continues to pursue expansion of facilities and services offered to customers. Energy development within its geographic region, which includes portions of Colorado, Wyoming, Montana and North Dakota, is expanding, most notably the Bakken of North Dakota and eastern Montana. The Company owns an extensive natural gas pipeline system in the Bakken area. Ongoing energy development is expected to have many direct and indirect benefits to this business.

- Installation of additional compression at the Charbonneau station was completed and placed into service in September 2011, providing additional firm capacity for producers in the Bakken production area. With some additional modifications, this project has the potential of adding a total of 27 MMcf of firm capacity.
- Construction was completed in December 2011 on approximately 12 miles of high pressure transmission pipeline providing takeaway capacity from the Garden Creek processing facility in northwestern North Dakota.
- Preparations are underway for the construction of approximately 13 miles of high pressure transmission pipeline from the Stateline I and II processing facilities in northwestern North Dakota to deliver gas into the Northern Border Pipeline. The project is expected to be completed by mid 2012.
- The Company has three natural gas storage fields including the largest storage field in North America located near Baker, Montana. It continues to seek interest in its storage services and is pursuing a project to increase its firm deliverability from the Baker Storage field by 125 MMcf per day. Commitment on approximately 30 percent of the total potential project was received and the additional firm deliverability became available in November 2011.

Exploration and production

- The Company expects to spend approximately $400 million in capital expenditures in 2012. The Company continues its focus on returns by allocating the majority of its capital investment into the production of oil in the current commodity price environment. Its capital program reflects further exploitation of existing properties, acquisition of additional leasehold acreage, and exploratory drilling. The 2012 planned capital expenditure total does not include potential acquisitions of producing properties.
- For 2012, the Company expects a 20 percent to 30 percent increase in oil production and a 12 percent to 16 percent decrease in natural gas production. The projected decline in natural gas production is primarily the result of the anticipated divestment of certain natural gas properties and the deferral of certain natural gas development activity because of sustained low natural gas prices.
- The Company has a total of 8 drilling rigs deployed on its acreage in the Bakken, Niobrara, Texas, Paradox, Heath Shale and Big Horn areas, up from 2 rigs in the first quarter of 2011. Dependent upon results during 2012, further growth in rig activity could occur.
- Bakken Area
  - The Company holds a total of approximately 95,000 net acres of leaseholds.
  - Capital expenditures are expected to total approximately $160 million in 2012; approximately $60 million higher than the capital spent for 2011.
  - Mountrail County, North Dakota
    - The Company holds approximately 16,000 net acres of leaseholds targeting the middle Bakken and Three Forks formations.
    - The drilling of 17 operated and participation in various non-operated wells is expected for 2012 with approximately $75 million of capital expenditures.
    - Over 50 future gross well sites have been identified. Estimated gross ultimate recovery per well is 250,000 to 500,000 Bbls.
  - Stark County, North Dakota
    - The Company holds approximately 50,000 net exploratory leasehold acres, targeting the Three Forks formation.
    - The drilling of 7 operated wells and participation in various non-operated wells is expected for 2012 with approximately $60 million of capital expenditures.
    - Based on 640-acre spacing, approximately 140 potential gross well sites have been identified. Estimated gross ultimate recovery rates per well are 250,000 to 400,000 Bbls.
  - Richland County, Montana
    - The Company has increased its acreage to approximately 30,000 net exploratory leasehold acres, targeting the Three Forks formation.
    - The first appraisal well is expected to be spud in the first quarter of 2012 and a total of 5 operated wells are planned for this year with approximately $25 million of capital expenditures.
    - Approximately 100 potential gross well sites have been identified. Estimated gross ultimate recovery rates per well are 250,000 to 400,000 Bbls.

- Niobrara – southeastern Wyoming
  - The Company holds approximately 65,000 net exploratory leasehold acres.
  - The drilling of 4 operated wells and participation in various non-operated wells is expected for 2012 with approximately $25 million of capital expenditures.
  - Approximately 200 potential gross well sites have been identified based on 640-acre spacing. Estimated gross ultimate recovery rates per well are 200,000 to 300,000 Bbls.
- Paradox Basin – Cane Creek Federal Unit, Utah
  - The Company holds approximately 75,000 net exploratory leasehold acres.
  - The drilling of 4 operated wells is expected in 2012 with capital expenditures of approximately $35 million.
  - Approximately 70 potential gross well sites have been identified. Estimated gross ultimate recovery rates per well are 250,000 to 500,000 Bbls.
- Texas
  - The Company is targeting areas that have the potential for higher liquids content with approximately $60 million of capital planned for 2012.
  - Plans are to drill 20 operated wells in Texas in 2012.
  - Approximately 50 potential gross well sites have been identified. Estimated gross ultimate recovery rates per well are 250,000 to 400,000 Bbls.
- Heath Shale
  - The Company holds approximately 90,000 net exploratory leasehold acres in the Heath Shale oil prospect in Montana and expects to drill between 2 and 4 wells in 2012 with capital of approximately $20 million.
- Other Opportunities
  - The Company continues to pursue acquisitions of additional leaseholds. Approximately $25 million of capital has been allocated to leasehold acquisitions, focusing on expansion of existing positions and new opportunities.
  - The remaining forecasted 2012 capital has been allocated to other operated and non-operated opportunities.
- Reserve information
  - The Company's combined proved natural gas and oil reserves as of December 31, 2011, were 586 Bcfe.
  - Reserve additions replaced annual production, however, there were approximately 60 Bcfe of negative revisions to last year's estimates. Approximately 85 percent of the negative revisions were associated with natural gas properties. Revisions of prior estimates, low natural gas prices and a change in strategy to focus on oil properties led to a significant reduction in the number of PUD reserves associated with natural gas properties.
  - Oil reserves are 5 percent higher than a year ago primarily the result of approximately 60 percent growth in Bakken reserves. The Company's oil reserve replacement ratio was 175 percent for 2011, excluding revisions.
  - Natural gas reserves are 15 percent lower primarily for the reasons mentioned previously. The biggest changes occurred in the dry gas fields of Baker and Bowdoin.
  - With increasing oil reserves as well as higher oil prices, the combined PV-10 value of proved oil and natural gas reserves grew by more than 10 percent year-over-year.
- Earnings guidance reflects estimated natural gas and oil prices for February through December as follows:

Natural Gas Index:	
NYMEX	$2.50 to $3.00 per Mcf
Crude Oil Index:	
NYMEX	$95.00 to $102.00 per Bbl

Note: Estimated prices do not reflect potential basis differentials.

- For 2012, the Company has hedged approximately 30 percent to 35 percent of its estimated natural gas production and 65 percent to 70 percent of its estimated oil production. For 2013, the Company has hedged 30 percent to 35 percent of its estimated oil production. The hedges that are in place as of February 17, 2012, are summarized in the following chart:

Commodity	Type	Index	Period Outstanding	Forward Notional Volume (MMBtu/Bbl)	Price (Per MMBtu/Bbl)
Natural Gas	Swap	NYMEX	1/12 – 12/12	3,477,000	$6.27
Natural Gas	Swap	NYMEX	1/12 – 12/12	1,830,000	$5.005
Natural Gas	Swap	NYMEX	1/12 – 12/12	915,000	$5.005
Natural Gas	Swap	NYMEX	1/12 – 12/12	915,000	$5.0125
Natural Gas	Swap	Ventura	1/12 – 12/12	3,660,000	$4.87
Natural Gas	Swap	NYMEX	4/12 – 12/12	2,750,000	$3.05
Crude Oil	Collar	NYMEX	1/12 – 12/12	366,000	$80.00-$87.80
Crude Oil	Collar	NYMEX	1/12 – 12/12	366,000	$80.00-$94.50
Crude Oil	Collar	NYMEX	1/12 – 12/12	366,000	$80.00-$98.36
Crude Oil	Collar	NYMEX	1/12 – 12/12	183,000	$85.00-$102.75
Crude Oil	Collar	NYMEX	1/12 – 12/12	183,000	$85.00-$103.00
Crude Oil	Swap	NYMEX	1/12 – 12/12	183,000	$100.10
Crude Oil	Swap	NYMEX	1/12 – 12/12	183,000	$100.00
Crude Oil	Swap	NYMEX	1/12 – 12/12	366,000	$110.30
Crude Oil	Swap	NYMEX	1/12 – 12/12	366,000	$96.00
Crude Oil	Swap	NYMEX	1/12 – 12/12	366,000	$99.00
Crude Oil	Swap	NYMEX	1/13 – 12/13	182,500	$95.00
Crude Oil	Swap	NYMEX	1/13 – 12/13	182,500	$95.30
Crude Oil	Swap	NYMEX	1/13 – 12/13	182,500	$100.00
Crude Oil	Swap	NYMEX	1/13 – 12/13	182,500	$100.02
Crude Oil	Swap	NYMEX	1/13 – 12/13	182,500	$102.00
Crude Oil	Swap	NYMEX	1/13 – 12/13	182,500	$102.00
Crude Oil	Collar	NYMEX	1/13 – 12/13	182,500	$95.00-$117.00
Crude Oil	Collar	NYMEX	1/13 – 12/13	182,500	$95.00-$117.00
Crude Oil	Collar	NYMEX	1/13 – 12/13	365,000	$90.00-$97.05
Natural Gas	Basis Swap	CIG	1/12 – 12/12	2,745,000	$0.405
Natural Gas	Basis Swap	CIG	1/12 – 12/12	732,000	$0.41

Notes:

- Ventura is an index pricing point related to Northern Natural Gas Co.'s system; CIG is an index pricing point related to Colorado Interstate Gas Co.'s system.
- For all basis swaps, Index prices are below NYMEX prices and are reported as a positive amount in the Price column.

Construction materials and contracting

- Work backlog as of December 31, 2011, was approximately $384 million, with 92 percent of construction backlog being public work and private representing 8 percent. Backlog a year ago was approximately $420 million. Examples of projects in work backlog include several highway paving projects, airports, bridge work, reclamation and harbor expansion projects.
- The Company has green fielded an operation in Williston in the Bakken area of North Dakota and currently has $31 million of backlog in the area. The Company is pursuing substantial growth opportunities associated with the Bakken area.
- The Company is part of a joint venture that was selected as the low bidder on the Port of Long Beach expansion. Its share of the project for this phase is expected to exceed $25 million. It also placed a new approximately 35,000 ton asphalt oil terminal into service in December 2011 in Wyoming. The Company is the primary cement provider in Hawaii and has the opportunity to supply a portion of the ready-mixed concrete and aggregate related to an approximate $5 billion multi-phased light rail project.
- Projected revenues included in the Company's 2012 earnings guidance are in the range of $1.3 billion to $1.4 billion.
- The Company anticipates margins in 2012 to be higher than 2011 levels.
- The Company continues to pursue work related to energy projects, such as wind towers, transmission projects, geothermal and refineries. It is also pursuing opportunities for expansion of its existing business lines including initiatives aimed at capturing additional market share and expansion into new markets.
- As the country's 5th largest sand and gravel producer, the Company will continue to strategically manage its 1.1 billion tons of aggregate reserves in all its markets, as well as take further advantage of being vertically integrated.

FORM 10-K

Construction services

- Work backlog as of December 31, 2011, was approximately $308 million, compared to approximately $373 million a year ago. The backlog includes a variety of projects such as substation and line construction, solar and other commercial, institutional and industrial projects including refinery work.
- Projected revenues included in the Company's 2012 earnings guidance are in the range of $700 million to $800 million.
- The Company anticipates margins in 2012 to be higher than 2011 levels.
- The Company is pursuing expansion in high-voltage transmission and substation construction, renewable resource construction, governmental facilities, refinery turnaround projects and utility service work.

New Accounting Standards

For information regarding new accounting standards, see Item 8 – Note 1, which is incorporated herein by reference.

Critical Accounting Policies Involving Significant Estimates

The Company has prepared its financial statements in conformity with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. The Company's significant accounting policies are discussed in Item 8 – Note 1.

Estimates are used for items such as impairment testing of long-lived assets, goodwill and natural gas and oil properties; fair values of acquired assets and liabilities under the acquisition method of accounting; natural gas and oil reserves; aggregate reserves; property depreciable lives; tax provisions; uncollectible accounts; environmental and other loss contingencies; accumulated provision for revenues subject to refund; costs on construction contracts; unbilled revenues; actuarially determined benefit costs; asset retirement obligations; the valuation of stock-based compensation; and the fair value of derivative instruments. The Company's critical accounting policies are subject to judgments and uncertainties that affect the application of such policies. As discussed below, the Company's financial position or results of operations may be materially different when reported under different conditions or when using different assumptions in the application of such policies.

As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates. The following critical accounting policies involve significant judgments and estimates.

Natural gas and oil properties

Estimates of proved reserves were prepared in accordance with guidelines established by the industry and the SEC. The estimates are arrived at using actual historical wellhead production trends and/or standard reservoir engineering methods utilizing available geological, geophysical, engineering and economic data. The extent, quality and reliability of this data can vary. Other factors used in the reserve estimates are prices, estimates of well operating and future development costs, taxes, timing of operations, and the interests owned by the Company in the properties. These estimates are refined as new information becomes available.

As these estimates change, calculated proved reserves may change. Changes in proved reserve quantities impact the Company's depreciation, depletion and amortization expense since the Company uses the units-of-production method to amortize its natural gas and oil properties. The proved reserves are also used as the basis for the disclosures in Item 8 – Supplementary Financial Information and are the underlying basis of the "ceiling test" for the Company's natural gas and oil properties.

The Company uses the full-cost method of accounting for its exploration and production activities. Under this method, capitalized costs are subject to a "ceiling test" that limits such costs to the aggregate of the present value of future net cash flows from proved reserves discounted at 10 percent, as mandated under the rules of the SEC, plus the cost of unproved properties not subject to amortization, less applicable income taxes. Future net revenue was estimated based on end-of-quarter spot market prices adjusted for contracted price changes prior to the fourth quarter of 2009. Effective December 31, 2009, the Modernization of Oil and Gas Reporting rules issued by the SEC changed the pricing used to estimate reserves and associated future cash flows to SEC Defined Prices. The Company hedges a portion of its natural gas and oil production and the effects of the cash flow hedges are used in determining the full-cost ceiling. Judgments and assumptions are made when estimating and valuing reserves. There is risk that sustained downward movements in natural gas and oil prices, changes in estimates of reserve quantities and changes in operating and development costs could result in future noncash write-downs of the Company's natural gas and oil properties.

Impairment of long-lived assets and intangibles

The Company reviews the carrying values of its long-lived assets and intangibles, excluding natural gas and oil properties, whenever events or changes in circumstances indicate that such carrying values may not be recoverable and at least annually for goodwill.

Goodwill The Company performs its goodwill impairment testing annually in the fourth quarter. In addition, the test is performed on an interim basis whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. Examples of such events or circumstances may include a significant adverse change in business climate, weakness in an industry in which the Company's reporting units operate or recent significant cash or operating losses with expectations that those losses will continue.

The goodwill impairment test is a two-step process performed at the reporting unit level. The first step of the impairment test involves comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the test is complete and no impairment is recorded. If the fair value of a reporting unit is less than its carrying value, step two of the test is performed to determine the amount of impairment loss, if any. The impairment is computed by comparing the implied fair value of the reporting unit's goodwill to the carrying value of that goodwill. If the carrying value is greater than the implied fair value, an impairment loss must be recorded. For the years ended December 31, 2011, 2010 and 2009, the fair value of each reporting unit exceeded the respective carrying value and no impairment losses were recorded.

Determining the fair value of a reporting unit requires judgment and the use of significant estimates. The fair value of each reporting unit is determined using a weighted combination of income and market approaches. The Company uses a discounted cash flow methodology for its income approach and a combination of comparable transaction multiples and peer multiples for the market approach.

Under the discounted cash flow method, fair value is based on the estimated future cash flows of each reporting unit, discounted to present value using their respective weighted average cost of capital. Under the market approach, the Company estimates fair value using multiples derived from comparable sales transactions and peer data for each respective reporting unit.

Long-Lived Assets Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived assets and intangibles due to changes in estimates of future cash flows could negatively affect the fair value of the Company's assets and result in an impairment charge. If an impairment indicator exists for tangible and intangible assets, excluding goodwill, the asset group held and used is tested for recoverability by comparing an estimate of undiscounted future cash flows attributable to the assets compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value.

There is risk involved when determining the fair value of assets, tangible and intangible, as there may be unforeseen events and changes in circumstances and market conditions that have a material impact on the estimated amount and timing of future cash flows. In addition, the fair value of the asset could be different using different estimates and assumptions in the valuation techniques used.

The Company believes its estimates used in calculating the fair value of long-lived assets, including goodwill and identifiable intangibles, are reasonable based on the information that is known when the estimates are made.

Revenue recognition

Revenue is recognized when the earnings process is complete, as evidenced by an agreement between the customer and the Company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collection is reasonably assured. The recognition of revenue requires the Company to make estimates and assumptions that affect the reported amounts of revenue. Critical estimates related to the recognition of revenue include the accumulated provision for revenues subject to refund and costs on construction contracts under the percentage-of-completion method.

Estimates for revenues subject to refund are established initially for each regulatory rate proceeding and are subject to change. These estimates are based on the Company's analysis of its as-filed application compared to previous regulatory agency decisions in prior rate filings by the Company and other regulated companies. The Company periodically reviews the status of its outstanding regulatory proceedings and liability assumptions and may from time to time change its liability estimates subject to known developments as the regulatory proceedings move through the regulatory review process. The accuracy of the estimates is ultimately determined when the agency issues its final ruling on each regulatory proceeding for which revenues were subject to refund. Estimates have changed from time to time as additional information has become available as to what the ultimate outcome may be and will likely continue to change in the future as new information becomes available on each outstanding regulatory proceeding that is subject to refund.

The Company recognizes construction contract revenue from fixed-price and modified fixed-price construction contracts at its construction businesses using the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. This method depends largely on the ability to make reasonably dependable estimates related to the extent of progress toward completion of the contract, contract revenues and contract costs. Inasmuch as contract prices are generally set before the work is performed, the estimates pertaining to every project could contain significant unknown risks such as volatile labor, material and fuel costs, weather delays, adverse project site conditions, unforeseen actions by regulatory agencies, performance by subcontractors, job management and relations with project owners.

Several factors are evaluated in determining the bid price for contract work. These include, but are not limited to, the complexities of the job, past history performing similar types of work, seasonal weather patterns, competition and market conditions, job site conditions, work force safety, reputation of the project owner, availability of labor, materials and fuel, project location and project completion dates. As a project commences, estimates are continually monitored and revised as information becomes available and actual costs and conditions surrounding the job become known. If a loss is anticipated on a contract, the loss is immediately recognized.

The Company believes its estimates surrounding percentage-of-completion accounting are reasonable based on the information that is known when the estimates are made. The Company has contract administration, accounting and management control systems in place that allow its estimates to be updated and monitored on a regular basis. Because of the many factors that are evaluated in determining bid prices, it is inherent that the Company's estimates have changed in the past and will continually change in the future as new information becomes available for each job.

Pension and other postretirement benefits

The Company has noncontributory defined benefit pension plans and other postretirement benefit plans for certain eligible employees. Various actuarial assumptions are used in calculating the benefit expense (income) and liability (asset) related to these plans. Costs of providing pension and other postretirement benefits bear the risk of change, as they are dependent upon numerous factors based on assumptions of future conditions.

The Company makes various assumptions when determining plan costs, including the current discount rates and the expected long-term return on plan assets, the rate of compensation increases and healthcare cost trend rates. In selecting the expected long-term return on plan assets, which is considered to be one of the key variables in determining benefit expense or income, the Company considers historical returns, current market conditions and expected future market trends, including changes in interest rates and equity and bond market performance. Another key variable in determining benefit expense or income is the discount rate. In selecting the discount rate, the Company matches forecasted future cash flows of the pension and postretirement plans to a yield curve which consists of a hypothetical portfolio of high-quality corporate bonds with varying maturity dates, as well as other factors, as a basis. The Company's pension and other postretirement benefit plan assets are primarily made up of equity and fixed-income investments. Fluctuations in actual equity and bond market returns as well as changes in general interest rates may result in increased or decreased pension and other postretirement benefit costs in the future. Management estimates the rate of compensation increase based on long-term assumed wage increases and the healthcare cost trend rates are determined by historical and future trends. The Company estimates that a 25 basis point decrease in the discount rate or in the expected return on plan assets would each increase expense by less than $1.0 million (after tax) for the year ended December 31, 2011.

The Company believes the estimates made for its pension and other postretirement benefits are reasonable based on the information that is known when the estimates are made. These estimates and assumptions are subject to a number of variables and are expected to change in the future. Estimates and assumptions will be affected by changes in the discount rate, the expected long-term return on plan assets, the rate of compensation increase and healthcare cost trend rates. The Company plans to continue to use its current methodologies to determine plan costs. For additional information on the assumptions used in determining plan costs, see Item 8 – Note 16.

Income taxes

Income taxes require significant judgments and estimates including the determination of income tax expense, deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets and accruals for uncertain tax positions. The effective income tax rate is subject to variability from period to period as a result of changes in federal and state income tax rates and/or changes in tax laws. In addition, the effective tax rate may be affected by other changes including the allocation of property, payroll and revenues between states. The Company estimates that a one percent change in the effective tax rate would affect income tax expense by approximately $3.4 million for the year ended December 31, 2011.

The Company provides deferred federal and state income taxes on all temporary differences between the book and tax basis of the Company's assets and liabilities. Excess deferred income tax balances associated with the Company's rate-regulated activities have been recorded as a regulatory liability and are included in other liabilities. These regulatory liabilities are expected to be reflected as a reduction in future rates charged to customers in accordance with applicable regulatory procedures.

The Company uses the deferral method of accounting for investment tax credits and amortizes the credits on regulated electric and natural gas distribution plant over various periods that conform to the ratemaking treatment prescribed by the applicable state public service commissions.

Tax positions taken or expected to be taken in an income tax return are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. The Company recognizes interest and penalties accrued related to unrecognized tax positions in income taxes.

The Company believes its estimates surrounding income taxes are reasonable based on the information that is known when the estimates are made.

Liquidity and Capital Commitments

At December 31, 2011, the Company had cash and cash equivalents of $162.8 million and available capacity of $583.4 million under the outstanding credit facilities of the Company and its subsidiaries.

Cash flows

Operating activities The changes in cash flows from operating activities generally follow the results of operations as discussed in Financial and Operating Data and also are affected by changes in working capital.

Cash flows provided by operating activities in 2011 increased $75.0 million from the comparable prior period. The increase was primarily due to higher deferred income taxes of $52.3 million, largely the result of bonus depreciation, as well as lower working capital requirements of $15.6 million, primarily at the electric and natural gas distribution businesses.

Cash flows provided by operating activities in 2010 decreased $295.1 million from the comparable prior period. The decrease was primarily due to higher working capital requirements of $238.0 million resulting mainly from decreased cash provided from receivables at the construction businesses and lower cash provided from natural gas costs recoverable through rate adjustments at the natural gas distribution business. In addition, excluding working capital requirements, the Company experienced decreased cash flows from operating activities at the construction and exploration and production businesses, partially offset by increased cash flows from operating activities at the electric and natural gas distribution businesses.

Investing activities Cash flows used in investing activities in 2011 increased $56.6 million from the comparable prior period due to:

- Lower proceeds from the sale of the Company's equity method investments in the Brazilian Transmission Lines of $66.3 million
- Increased ongoing capital expenditures of $47.7 million, largely at the construction materials and contracting business
- Lower proceeds from the sale or disposition of properties and other of $36.3 million, largely at the exploration and production business

Partially offsetting the increase in cash flows used in investing activities was lower cash used for acquisitions of $104.7 million, primarily at the exploration and production business.

Cash flows used in investing activities in 2010 decreased $24.2 million from the comparable prior period due to:

- Proceeds from the sale of the Company's equity method investments in the Brazilian Transmission Lines of $69.1 million
- Higher proceeds from the sale or disposition of properties and other of $49.7 million, largely at the exploration and production business and construction materials and contracting business

Partially offsetting the decrease in cash flows used in investing activities were increased acquisition-related capital expenditures of $98.4 million, largely due to the acquisition of natural gas properties in the Green River Basin.

Financing activities Cash flows used in financing activities in 2011 increased $124.4 million from the comparable prior period, largely resulting from higher repayment of long-term debt and short-term borrowings of $71.5 million and $9.7 million, respectively, as well as lower issuance of short-term borrowings and long-term debt of $20.0 million and $19.9 million, respectively.

FORM 10-K

Cash flows used in financing activities in 2010 decreased $195.2 million from the comparable prior period, primarily due to lower repayment of short-term borrowings and long-term debt of $94.8 million and $279.2 million, respectively, offset in part by lower issuance of long-term debt of $124.8 million and lower issuance of common stock of $60.2 million. Lower cash used in financing activities reflects the effects of proceeds from the sale of the Company's equity method investments and higher net proceeds from the sale and disposition of property and other, as previously discussed.

Defined benefit pension plans

The Company has qualified noncontributory defined benefit pension plans (Pension Plans) for certain employees. Plan assets consist of investments in equity and fixed-income securities. Various actuarial assumptions are used in calculating the benefit expense (income) and liability (asset) related to the Pension Plans. Actuarial assumptions include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by the Company within certain guidelines. At December 31, 2011, the Pension Plans' accumulated benefit obligations exceeded these plans' assets by approximately $157.6 million. Pretax pension expense reflected in the years ended December 31, 2011, 2010 and 2009, was $3.7 million, $1.0 million and $8.2 million, respectively. The Company's pension expense is currently projected to be approximately $2.0 million to $3.0 million in 2012. Funding for the Pension Plans is actuarially determined. The minimum required contributions for 2011, 2010 and 2009 were approximately $9.3 million, $6.4 million and $7.3 million, respectively. For further information on the Company's Pension Plans, see Item 8 – Note 16.

Capital expenditures

The Company's capital expenditures for 2009 through 2011 and as anticipated for 2012 through 2014 are summarized in the following table, which also includes the Company's capital needs for the retirement of maturing long-term debt.

	Actual			Estimated*		
	2009	2010	**2011**	2012	2013	2014
			(In millions)			
Capital expenditures:						
Electric	$115	$ 86	**$ 52**	$109	$ 141	$143
Natural gas distribution	44	75	**71**	108	104	74
Pipeline and energy services	70	14	**45**	32	67	77
Exploration and production	183	356	**273**	400	439	434
Construction materials and contracting	27	26	**52**	45	43	54
Construction services	13	15	**10**	12	13	12
Other	3	2	**19**	1	1	1
Net proceeds from sale or disposition of property and other	(27)	(79)	**(41)**	(9)	(1)	–
Net capital expenditures	428	495	**481**	698	807	795
Retirement of long-term debt	293	14	**85**	139	267	9
	$721	$509	**$566**	$837	$1,074	$804

* The Company continues to evaluate potential future acquisitions and other growth opportunities which are dependent upon the availability of economic opportunities and, as a result, capital expenditures may vary significantly from the above estimates.

Capital expenditures for 2011, 2010 and 2009 in the preceding table include noncash transactions, including the issuance of the Company's equity securities, in connection with acquisitions. The net noncash transactions were $24.0 million in 2011, $17.5 million in 2010 and immaterial in 2009.

The 2011 capital expenditures, including those for the retirement of long-term debt, were met from internal sources and the issuance of long-term debt and the Company's equity securities. Estimated capital expenditures for the years 2012 through 2014 include those for:

- System upgrades
- Routine replacements
- Service extensions
- Routine equipment maintenance and replacements
- Buildings, land and building improvements
- Pipeline and gathering projects
- Further development of existing properties, acquisition of additional leasehold acreage and exploratory drilling at the exploration and production segment

- Power generation opportunities, including certain costs for additional electric generating capacity
- Environmental upgrades
- Other growth opportunities

The Company continues to evaluate potential future acquisitions and other growth opportunities; however, they are dependent upon the availability of economic opportunities and, as a result, capital expenditures may vary significantly from the estimates in the preceding table. It is anticipated that all of the funds required for capital expenditures and retirement of long-term debt for the years 2012 through 2014 will be met from various sources, including internally generated funds; the Company's credit facilities, as described below; and through the issuance of long-term debt.

Capital resources

Certain debt instruments of the Company and its subsidiaries, including those discussed later, contain restrictive covenants and cross-default provisions. In order to borrow under the respective credit agreements, the Company and its subsidiaries must be in compliance with the applicable covenants and certain other conditions, all of which the Company and its subsidiaries, as applicable, were in compliance with at December 31, 2011. In the event the Company and its subsidiaries do not comply with the applicable covenants and other conditions, alternative sources of funding may need to be pursued. For additional information on the covenants, certain other conditions and cross-default provisions, see Item 8 – Note 9.

The following table summarizes the outstanding credit facilities of the Company and its subsidiaries at December 31, 2011:

Company	Facility	Facility Limit	Amount Outstanding	Letters of Credit	Expiration Date
			(Dollars in millions)		
MDU Resources Group, Inc.	Commercial paper/ Revolving credit agreement (a)	$100.0	$ – (b)	$ –	5/26/15
Cascade Natural Gas Corporation	Revolving credit agreement	$ 50.0 (c)	$ –	$ 1.9 (d)	12/28/12 (e)
Intermountain Gas Company	Revolving credit agreement	$ 65.0 (f)	$8.1	$ –	8/11/13
Centennial Energy Holdings, Inc.	Commercial paper/ Revolving credit agreement (g)	$400.0	$ – (b)	$21.6 (d)	12/13/12

(a) The $125 million commercial paper program is supported by a revolving credit agreement with various banks totaling $100 million (provisions allow for increased borrowings, at the option of the Company on stated conditions, up to a maximum of $150 million). There were no amounts outstanding under the credit agreement.
(b) Amount outstanding under commercial paper program.
(c) Certain provisions allow for increased borrowings, up to a maximum of $75 million.
(d) The outstanding letters of credit, as discussed in Item 8 – Note 19, reduce amounts available under the credit agreement.
(e) Provisions allow for an extension of up to two years upon consent of the banks.
(f) Certain provisions allow for increased borrowings, up to a maximum of $80 million.
(g) The $400 million commercial paper program is supported by a revolving credit agreement with various banks totaling $400 million (provisions allow for increased borrowings, at the option of Centennial on stated conditions, up to a maximum of $450 million). There were no amounts outstanding under the credit agreement.

The Company's and Centennial's respective commercial paper programs are supported by revolving credit agreements. While the amount of commercial paper outstanding does not reduce available capacity under the respective revolving credit agreements, the Company and Centennial do not issue commercial paper in an aggregate amount exceeding the available capacity under their credit agreements. The commercial paper borrowings may vary during the period, largely the result of fluctuations in working capital requirements due to the seasonality of the construction businesses.

The following includes information related to the preceding table.

MDU Resources Group, Inc. The Company's revolving credit agreement supports its commercial paper program. The commercial paper borrowings are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued commercial paper borrowings. The Company's objective is to maintain acceptable credit ratings in order to access the capital markets through the issuance of commercial paper. Downgrades in the Company's credit ratings have not limited, nor are currently expected to limit, the Company's ability to access the capital markets. If the Company were to experience a downgrade of its credit ratings, it may need to borrow under its credit agreement and may experience an increase in overall interest rates with respect to its cost of borrowings.

Prior to the maturity of the credit agreement, the Company expects that it will negotiate the extension or replacement of this agreement. If the Company is unable to successfully negotiate an extension of, or replacement for, the credit agreement, or if the fees on this facility become too expensive, which the Company does not currently anticipate, the Company would seek alternative funding.

FORM 10-K

The Company's coverage of fixed charges including preferred stock dividends was 4.0 times and 4.1 times for the 12 months ended December 31, 2011 and 2010, respectively.

Common stockholders' equity as a percent of total capitalization was 66 percent and 64 percent at December 31, 2011 and 2010, respectively. This ratio is calculated as the Company's common stockholders' equity, divided by the Company's total capital. Total capital is the Company's total debt, including short-term borrowings and long-term debt due within one year, plus stockholders' equity. This ratio indicates how a company is financing its operations, as well as its financial strength.

The Company currently has a shelf registration statement on file with the SEC, under which the Company may issue and sell any combination of common stock and debt securities. The Company may sell all or a portion of such securities if warranted by market conditions and the Company's capital requirements. Any public offer and sale of such securities will be made only by means of a prospectus meeting the requirements of the Securities Act and the rules and regulations thereunder. The Company's board of directors currently has authorized the issuance and sale of up to an aggregate of $1.0 billion worth of such securities. The Company's board of directors reviews this authorization on a periodic basis and the aggregate amount of securities authorized may be increased in the future.

Centennial Energy Holdings, Inc. Centennial's revolving credit agreement supports its commercial paper program. Centennial's objective is to maintain acceptable credit ratings in order to access the capital markets through the issuance of commercial paper. Downgrades in Centennial's credit ratings have not limited, nor are currently expected to limit, Centennial's ability to access the capital markets. If Centennial were to experience a downgrade of its credit ratings, it may need to borrow under its credit agreement and may experience an increase in overall interest rates with respect to its cost of borrowings.

Prior to the maturity of the Centennial credit agreement, Centennial expects that it will negotiate the extension or replacement of this agreement, which provides credit support to access the capital markets. In the event Centennial is unable to successfully negotiate this agreement, or in the event the fees on this facility become too expensive, which Centennial does not currently anticipate, it would seek alternative funding.

Off balance sheet arrangements

In connection with the sale of the Brazilian Transmission Lines, Centennial has agreed to guarantee payment of any indemnity obligations of certain of the Company's indirect wholly owned subsidiaries who are the sellers in three purchase and sale agreements for periods ranging up to 10 years from the date of sale. The guarantees were required by the buyers as a condition to the sale of the Brazilian Transmission Lines.

Centennial continues to guarantee CEM's obligations under a construction contract for a 550-MW combined-cycle electric generating facility near Hobbs, New Mexico. For more information, see Item 8 – Note 19.

Contractual obligations and commercial commitments

For more information on the Company's contractual obligations on derivative instruments, long-term debt, operating leases and purchase commitments, see Item 8 – Notes 7, 9 and 19. At December 31, 2011, the Company's commitments under these obligations were as follows:

	2012	2013	2014	2015	2016	Thereafter	Total
				(In millions)			
Long-term debt	$139.3	$267.3	$ 9.3	$266.4	$288.4	$ 454.0	$1,424.7
Estimated interest payments*	84.3	69.8	62.2	58.3	37.6	245.0	557.2
Operating leases	27.8	24.3	16.4	8.6	5.8	35.9	118.8
Purchase commitments	478.0	215.9	135.8	71.1	36.7	287.0	1,224.5
Commodity derivatives	13.2	.9	–	–	–	–	14.1
Interest rate derivatives	.8	4.0	–	–	–	–	4.8
	$743.4	$582.2	$223.7	$404.4	$368.5	$1,021.9	$3,344.1

* Estimated interest payments are calculated based on the applicable rates and payment dates.

Not reflected in the table above are $11.2 million in uncertain tax positions. For more information, see Item 8 – Note 14.

The Company's minimum funding requirements for its defined benefit pension plans for 2012, which are not reflected in the previous table, are $15.9 million. For information on potential contributions above the minimum funding requirements, see Item 8 – Note 16.

The Company's multiemployer plan contributions are based on union employee payroll, which cannot be determined in advance for future periods. The Company may also be required to make additional contributions to its multiemployer plans if they become underfunded. For more information, see Item 1A – Risk Factors and Item 8 – Note 16.

Effects of Inflation

Inflation did not have a significant effect on the Company's operations in 2011, 2010 or 2009.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to the impact of market fluctuations associated with commodity prices, interest rates and foreign currency. The Company has policies and procedures to assist in controlling these market risks and utilizes derivatives to manage a portion of its risk.

For more information on derivatives and the Company's derivative policies and procedures, see Item 8 – Notes 1 and 7.

Commodity price risk

Fidelity utilizes derivative instruments to manage a portion of the market risk associated with fluctuations in the price of natural gas and oil and basis differentials on forecasted sales of natural gas and oil production. Cascade utilizes, and Intermountain periodically utilizes, derivative instruments to manage a portion of their regulated natural gas supply portfolio in order to manage fluctuations in the price of natural gas.

The following table summarizes derivative agreements entered into by Fidelity and Cascade as of December 31, 2011. These agreements call for Fidelity to receive fixed prices and pay variable prices, and for Cascade to receive variable prices and pay fixed prices.

	(Forward notional volume and fair value in thousands)		
	Weighted Average Fixed Price (Per MMBtu/Bbl)	Forward Notional Volume (MMBtu/Bbl)	Fair Value
Fidelity			
Natural gas swap agreements maturing in 2012	$ 5.37	10,797	$ 22,970
Natural gas basis swap agreements maturing in 2012	$ .41	3,477	$ (801)
Oil swap agreements maturing in 2012	$101.34	1,464	$ 3,694
Oil swap agreements maturing in 2013	$ 95.15	365	$ (229)
Cascade			
Natural gas swap agreement maturing in 2012	$ 4.47	305	$ (437)
	Weighted Average Floor/Ceiling Price (Per Bbl)	Forward Notional Volume (Bbl)	Fair Value
Fidelity			
Oil collar agreements maturing in 2012	$81.25/$95.88	1,464	$(10,904)
Oil collar agreements maturing in 2013	$92.50/$107.03	730	$ 2,061

The following table summarizes derivative agreements entered into by Fidelity and Cascade as of December 31, 2010. These agreements call for Fidelity to receive fixed prices and pay variable prices, and for Cascade to receive variable prices and pay fixed prices.

(Forward notional volume and fair value in thousands)

	Weighted Average Fixed Price (Per MMBtu/Bbl)	Forward Notional Volume (MMBtu/Bbl)	Fair Value
Fidelity			
Natural gas swap agreements maturing in 2011	$ 5.69	12,666	$14,501
Natural gas swap agreement maturing in 2012	$ 6.27	3,477	$ 4,104
Natural gas basis swap agreements maturing in 2011	$ .27	8,115	$ (256)
Natural gas basis swap agreements maturing in 2012	$ .41	3,477	$ (33)
Oil swap agreements maturing in 2011	$82.85	548	$ (5,961)
Cascade			
Natural gas swap agreements maturing in 2011	$ 8.10	2,270	$ (9,359)

	Weighted Average Floor/Ceiling Price (Per MMBtu/Bbl)	Forward Notional Volume (MMBtu/Bbl)	Fair Value
Fidelity			
Natural gas collar agreement maturing in 2011	$5.62/$6.50	450	$ 579
Oil collar agreements maturing in 2011	$78.86/$90.64	1,278	$ (8,319)
Oil collar agreements maturing in 2012	$80.00/$93.55	1,098	$ (6,450)

	Deferred Premium	Weighted Average Floor (Per Bbl)	Forward Notional Volume (Bbl)	Fair Value
Fidelity				
Oil put agreement maturing in 2011	$4.00	$80.00	365	$ (490)

Interest rate risk

The Company uses fixed and variable rate long-term debt to partially finance capital expenditures and mandatory debt retirements. These debt agreements expose the Company to market risk related to changes in interest rates. The Company manages this risk by taking advantage of market conditions when timing the placement of long-term or permanent financing. The Company from time to time uses interest rate swap agreements to manage a portion of the Company's interest rate risk and may take advantage of such agreements in the future to minimize such risk.

Centennial entered into interest rate swap agreements to manage a portion of its interest rate exposure on the forecasted issuance on long-term debt. The agreements call for Centennial to receive payments from or make payments to counterparties based on the difference between fixed and variable rates as specified by the interest rate swap agreements.

The following table summarizes derivative instruments entered into by Centennial as of December 31, 2011. The agreements call for Centennial to receive variable rates and pay fixed rates. The Company had no outstanding interest rate hedges at December 31, 2010.

	(Notional amount and fair value in thousands)		
	Weighted Average Fixed Interest Rate	Notional Amount	Fair Value
Centennial			
Interest rate swap agreement with mandatory termination date in 2012	3.15%	$10,000	$ (827)
Interest rate swap agreements with mandatory termination dates in 2013	3.22%	$50,000	$(3,935)

The following table shows the amount of debt, including current portion, and related weighted average interest rates, both by expected maturity dates, as of December 31, 2011.

	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
				(Dollars in millions)				
Long-term debt:								
Fixed rate	$139.3	$259.2	$9.3	$266.4	$288.4	$454.0	$1,416.6	$1,584.7
Weighted average interest rate	5.8%	6.0%	6.9%	5.7%	6.4%	6.1%	6.1%	–
Variable rate	–	$ 8.1	–	–	–	–	$ 8.1	$ 8.1
Weighted average interest rate	–	2.5%	–	–	–	–	2.5%	–

Foreign currency risk

The Company's equity method investment in ECTE is exposed to market risks from changes in foreign currency exchange rates between the U.S. dollar and the Brazilian Real. For further information, see Item 8 – Note 4. At December 31, 2011 and 2010, the Company had no outstanding foreign currency hedges.

Item 8. Financial Statements and Supplementary Data

Management's Report on Internal Control Over Financial Reporting

The management of MDU Resources Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on our evaluation under the framework in *Internal Control-Integrated Framework*, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report.

Terry D. Hildestad
President and Chief Executive Officer

Doran N. Schwartz
Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of MDU Resources Group, Inc.:

We have audited the accompanying consolidated balance sheets of MDU Resources Group, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedules listed in the Index at Item 15. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MDU Resources Group, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the definitions and required pricing assumptions outlined in the Modernization of Oil and Gas Reporting rules issued by the Securities and Exchange Commission effective as of December 31, 2009.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Minneapolis, Minnesota
February 24, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of MDU Resources Group, Inc.:

We have audited the internal control over financial reporting of MDU Resources Group, Inc. and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2011 of the Company and our report dated February 24, 2012 expressed an unqualified opinion on those consolidated financial statements and financial statement schedules.

Deloitte & Touche LLP

Minneapolis, Minnesota
February 24, 2012

Consolidated Statements of Income

Years ended December 31,	2011	2010	2009
	(In thousands, except per share amounts)		
Operating revenues:			
Electric, natural gas distribution and pipeline and energy services	**$1,343,714**	$1,359,028	$1,504,269
Exploration and production, construction materials and contracting, construction services and other	**2,706,778**	2,550,667	2,672,232
Total operating revenues	**4,050,492**	3,909,695	4,176,501
Operating expenses:			
Fuel and purchased power	**64,485**	63,065	65,717
Purchased natural gas sold	**572,187**	567,806	739,678
Operation and maintenance:			
Electric, natural gas distribution and pipeline and energy services	**275,866**	291,524	263,869
Exploration and production, construction materials and contracting, construction services and other	**2,215,269**	2,084,377	2,143,195
Depreciation, depletion and amortization	**343,395**	328,843	330,542
Taxes, other than income	**172,923**	163,353	166,597
Write-down of natural gas and oil properties (Note 1)	**–**	–	620,000
Total operating expenses	**3,644,125**	3,498,968	4,329,598
Operating income (loss)	**406,367**	410,727	(153,097)
Earnings from equity method investments	**4,693**	30,816	8,499
Other income	**6,520**	8,018	9,331
Interest expense	**81,354**	83,011	84,099
Income (loss) before income taxes	**336,226**	366,550	(219,366)
Income taxes	**110,274**	122,530	(96,092)
Income (loss) from continuing operations	**225,952**	244,020	(123,274)
Loss from discontinued operations, net of tax (Note 3)	**(12,926)**	(3,361)	–
Net income (loss)	**213,026**	240,659	(123,274)
Dividends declared on preferred stocks	**685**	685	685
Earnings (loss) on common stock	**$ 212,341**	$ 239,974	$ (123,959)
Earnings (loss) per common share – basic:			
Earnings (loss) before discontinued operations	**$ 1.19**	$ 1.29	$ (.67)
Discontinued operations, net of tax	**(.07)**	(.01)	–
Earnings (loss) per common share – basic	**$ 1.12**	$ 1.28	$ (.67)
Earnings (loss) per common share – diluted:			
Earnings (loss) before discontinued operations	**$ 1.19**	$ 1.29	$ (.67)
Discontinued operations, net of tax	**(.07)**	(.02)	–
Earnings (loss) per common share – diluted	**$ 1.12**	$ 1.27	$ (.67)
Dividends declared per common share	**$ .6550**	$ .6350	$ .6225
Weighted average common shares outstanding – basic	**188,763**	188,137	185,175
Weighted average common shares outstanding – diluted	**188,905**	188,229	185,175

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

December 31,	2011	2010
	(In thousands, except shares and per share amounts)	
Assets		
Current assets:		
Cash and cash equivalents	**$ 162,772**	$ 222,074
Receivables, net	**646,251**	583,743
Inventories	**274,205**	252,897
Deferred income taxes	**40,407**	32,890
Commodity derivative instruments	**27,687**	15,123
Prepayments and other current assets	**43,316**	60,441
Total current assets	**1,194,638**	1,167,168
Investments	**109,424**	103,661
Property, plant and equipment (Note 1)	**7,646,222**	7,218,503
Less accumulated depreciation, depletion and amortization	**3,361,208**	3,103,323
Net property, plant and equipment	**4,285,014**	4,115,180
Deferred charges and other assets:		
Goodwill (Note 5)	**634,931**	634,633
Other intangible assets, net (Note 5)	**20,843**	25,271
Other	**311,275**	257,636
Total deferred charges and other assets	**967,049**	917,540
Total assets	**$6,556,125**	$6,303,549
Liabilities and Stockholders' Equity		
Current liabilities:		
Short-term borrowings (Note 9)	**$ –**	$ 20,000
Long-term debt due within one year	**139,267**	72,797
Accounts payable	**337,228**	301,132
Taxes payable	**70,176**	56,186
Dividends payable	**31,794**	30,773
Accrued compensation	**47,804**	40,121
Commodity derivative instruments	**13,164**	24,428
Other accrued liabilities	**259,320**	222,639
Total current liabilities	**898,753**	768,076
Long-term debt (Note 9)	**1,285,411**	1,433,955
Deferred credits and other liabilities:		
Deferred income taxes	**769,166**	672,269
Other liabilities	**827,228**	736,447
Total deferred credits and other liabilities	**1,596,394**	1,408,716
Commitments and contingencies (Notes 16, 18 and 19)		
Stockholders' equity:		
Preferred stocks (Note 11)	**15,000**	15,000
Common stockholders' equity:		
Common stock (Note 12)		
Authorized – 500,000,000 shares, $1.00 par value		
Issued – 189,332,485 shares in 2011 and 188,901,379 shares in 2010	**189,332**	188,901
Other paid-in capital	**1,035,739**	1,026,349
Retained earnings	**1,586,123**	1,497,439
Accumulated other comprehensive loss	**(47,001)**	(31,261)
Treasury stock at cost – 538,921 shares	**(3,626)**	(3,626)
Total common stockholders' equity	**2,760,567**	2,677,802
Total stockholders' equity	**2,775,567**	2,692,802
Total liabilities and stockholders' equity	**$6,556,125**	$6,303,549

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Common Stockholders' Equity

Years ended December 31, 2011, 2010 and 2009

	Common Stock				Accumulated Other Comprehensive Income	Treasury Stock		
	Shares	Amount	Other Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shares	Amount	Total
				(In thousands, except shares)				
Balance at December 31, 2008	184,208,283	$184,208	$ 938,299	$1,616,830	$ 10,365	(538,921)	$(3,626)	$2,746,076
Comprehensive loss:								
Net loss	–	–	–	(123,274)	–	–	–	(123,274)
Other comprehensive income (loss), net of tax –								
Net unrealized loss on derivative instruments qualifying as hedges	–	–	–	–	(51,684)	–	–	(51,684)
Postretirement liability adjustment	–	–	–	–	9,918	–	–	9,918
Foreign currency translation adjustment	–	–	–	–	10,568	–	–	10,568
Total comprehensive loss	–	–	–	–	–	–	–	(154,472)
Dividends declared on preferred stocks	–	–	–	(685)	–	–	–	(685)
Dividends declared on common stock	–	–	–	(115,832)	–	–	–	(115,832)
Net tax deficit on stock-based compensation	–	–	(117)	–	–	–	–	(117)
Issuance of common stock	4,180,982	4,181	77,496	–	–	–	–	81,677
Balance at December 31, 2009	188,389,265	188,389	1,015,678	1,377,039	(20,833)	(538,921)	(3,626)	2,556,647
Comprehensive income:								
Net income	–	–	–	240,659	–	–	–	240,659
Other comprehensive income (loss), net of tax –								
Net unrealized gain on derivative instruments qualifying as hedges	–	–	–	–	673	–	–	673
Postretirement liability adjustment	–	–	–	–	(5,730)	–	–	(5,730)
Foreign currency translation adjustment	–	–	–	–	(5,371)	–	–	(5,371)
Total comprehensive income	–	–	–	–	–	–	–	230,231
Dividends declared on preferred stocks	–	–	–	(685)	–	–	–	(685)
Dividends declared on common stock	–	–	–	(119,574)	–	–	–	(119,574)
Tax benefit on stock-based compensation	–	–	924	–	–	–	–	924
Issuance of common stock	512,114	512	9,747	–	–	–	–	10,259
Balance at December 31, 2010	188,901,379	188,901	1,026,349	1,497,439	(31,261)	(538,921)	(3,626)	2,677,802
Comprehensive income:								
Net income	–	–	–	213,026	–	–	–	213,026
Other comprehensive income (loss), net of tax –								
Net unrealized gain on derivative instruments qualifying as hedges	–	–	–	–	7,900	–	–	7,900
Postretirement liability adjustment	–	–	–	–	(22,427)	–	–	(22,427)
Foreign currency translation adjustment	–	–	–	–	(1,295)	–	–	(1,295)
Net unrealized gains on available-for-sale investments	–	–	–	–	82	–	–	82
Total comprehensive income	–	–	–	–	–	–	–	197,286
Dividends declared on preferred stocks	–	–	–	(685)	–	–	–	(685)
Dividends declared on common stock	–	–	–	(123,657)	–	–	–	(123,657)
Net tax deficit on stock-based compensation	–	–	(909)	–	–	–	–	(909)
Issuance of common stock	431,106	431	10,299	–	–	–	–	10,730
Balance at December 31, 2011	**189,332,485**	**$189,332**	**$1,035,739**	**$1,586,123**	**$(47,001)**	**(538,921)**	**$(3,626)**	**$2,760,567**

The accompanying notes are an integral part of these consolidated financial statements.

FORM 10-K

Consolidated Statements of Cash Flows

Years ended December 31,	2011	2010	2009
		(In thousands)	
Operating activities:			
Net income (loss)	**$ 213,026**	$ 240,659	$(123,274)
Loss from discontinued operations, net of tax	**(12,926)**	(3,361)	–
Income (loss) from continuing operations	**225,952**	244,020	(123,274)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation, depletion and amortization	**343,395**	328,843	330,542
Earnings, net of distributions, from equity method investments	**(2,111)**	(26,158)	(3,018)
Deferred income taxes	**118,925**	66,585	(169,764)
Write-down of natural gas and oil properties (Note 1)	**–**	–	620,000
Changes in current assets and liabilities, net of acquisitions:			
Receivables	**(30,452)**	(59,037)	132,939
Inventories	**(24,226)**	(4,728)	13,969
Other current assets	**7,729**	(7,424)	67,803
Accounts payable	**(12,263)**	17,833	(61,867)
Other current liabilities	**33,738**	12,289	44,039
Other noncurrent changes	**(33,365)**	(20,271)	(4,683)
Net cash provided by continuing operations	**627,322**	551,952	846,686
Net cash used in discontinued operations	**(674)**	(319)	–
Net cash provided by operating activities	**626,648**	551,633	846,686
Investing activities:			
Capital expenditures	**(497,000)**	(449,282)	(448,675)
Acquisitions, net of cash acquired	**(157)**	(104,812)	(6,410)
Net proceeds from sale or disposition of property and other	**40,107**	76,386	26,679
Investments	**(10,302)**	704	(3,740)
Proceeds from sale of equity method investments	**2,807**	69,060	–
Net cash used in continuing operations	**(464,545)**	(407,944)	(432,146)
Net cash provided by discontinued operations	**–**	–	–
Net cash used in investing activities	**(464,545)**	(407,944)	(432,146)
Financing activities:			
Issuance of short-term borrowings	**–**	20,000	10,300
Repayment of short-term borrowings	**(20,000)**	(10,300)	(105,100)
Issuance of long-term debt	**300**	20,200	145,000
Repayment of long-term debt	**(85,151)**	(13,668)	(292,907)
Proceeds from issuance of common stock	**5,744**	4,972	65,207
Dividends paid	**(123,323)**	(119,157)	(115,023)
Tax benefit on stock-based compensation	**1,239**	1,186	601
Net cash used in continuing operations	**(221,191)**	(96,767)	(291,922)
Net cash provided by discontinued operations	**–**	–	–
Net cash used in financing activities	**(221,191)**	(96,767)	(291,922)
Effect of exchange rate changes on cash and cash equivalents	**(214)**	38	782
Increase (decrease) in cash and cash equivalents	**(59,302)**	46,960	123,400
Cash and cash equivalents – beginning of year	**222,074**	175,114	51,714
Cash and cash equivalents – end of year	**$ 162,772**	$ 222,074	$ 175,114

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements of the Company include the accounts of the following businesses: electric, natural gas distribution, pipeline and energy services, exploration and production, construction materials and contracting, construction services and other. The electric, natural gas distribution, and pipeline and energy services businesses are substantially all regulated. Exploration and production, construction materials and contracting, construction services and other are nonregulated. For further descriptions of the Company's businesses, see Note 15. The statements also include the ownership interests in the assets, liabilities and expenses of jointly owned electric generating facilities.

The Company's regulated businesses are subject to various state and federal agency regulations. The accounting policies followed by these businesses are generally subject to the Uniform System of Accounts of the FERC. These accounting policies differ in some respects from those used by the Company's nonregulated businesses.

The Company's regulated businesses account for certain income and expense items under the provisions of regulatory accounting, which requires these businesses to defer as regulatory assets or liabilities certain items that would have otherwise been reflected as expense or income, respectively, based on the expected regulatory treatment in future rates. The expected recovery or flowback of these deferred items generally is based on specific ratemaking decisions or precedent for each item. Regulatory assets and liabilities are being amortized consistently with the regulatory treatment established by the FERC and the applicable state public service commissions. See Note 6 for more information regarding the nature and amounts of these regulatory deferrals.

Depreciation, depletion and amortization expense is reported separately on the Consolidated Statements of Income and therefore is excluded from the other line items within operating expenses.

Management has also evaluated the impact of events occurring after December 31, 2011, up to the date of issuance of these consolidated financial statements.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable consists primarily of trade receivables from the sale of goods and services which are recorded at the invoiced amount net of allowance for doubtful accounts, and costs and estimated earnings in excess of billings on uncompleted contracts. The total balance of receivables past due 90 days or more was $29.8 million and $21.6 million as of December 31, 2011 and 2010, respectively. For more information, see Percentage-of-completion method in this note.

The allowance for doubtful accounts is determined through a review of past due balances and other specific account data. Account balances are written off when management determines the amounts to be uncollectible. The Company's allowance for doubtful accounts as of December 31, 2011 and 2010, was $12.4 million and $15.3 million, respectively.

Inventories and natural gas in storage

Inventories, other than natural gas in storage for the Company's regulated operations, were stated at the lower of average cost or market value. Natural gas in storage for the Company's regulated operations is generally carried at average cost, or cost using the last-in, first-out method. The portion of the cost of natural gas in storage expected to be used within one year was included in inventories. Inventories at December 31 consisted of:

	2011	2010
	(In thousands)	
Aggregates held for resale	**$ 78,518**	$ 79,894
Materials and supplies	**61,611**	57,324
Natural gas in storage (current)	**36,578**	34,557
Asphalt oil	**32,335**	25,234
Merchandise for resale	**32,165**	30,182
Other	**32,998**	25,706
Total	**$274,205**	$252,897

The remainder of natural gas in storage, which largely represents the cost of gas required to maintain pressure levels for normal operating purposes, was included in other assets and was $50.3 million and $48.0 million at December 31, 2011 and 2010, respectively.

Investments

The Company's investments include its equity method investments as discussed in Note 4, the cash surrender value of life insurance policies, an insurance investment contract, auction rate securities, mortgage-backed securities and U.S. Treasury securities. Under the equity method, investments are initially recorded at cost and adjusted for dividends and undistributed earnings and losses. The Company has elected to measure its investment in the insurance investment contract at fair value with any unrealized gains and losses recorded on the Consolidated Statements of Income. The Company has not elected the fair value option for its auction rate securities, mortgage-backed securities and U.S. Treasury securities. For more information, see Notes 8 and 16.

Property, plant and equipment

Additions to property, plant and equipment are recorded at cost. When regulated assets are retired, or otherwise disposed of in the ordinary course of business, the original cost of the asset is charged to accumulated depreciation. With respect to the retirement or disposal of all other assets, except for exploration and production properties as described in Natural gas and oil properties in this note, the resulting gains or losses are recognized as a component of income. The Company is permitted to capitalize AFUDC on regulated construction projects and to include such amounts in rate base when the related facilities are placed in service. In addition, the Company capitalizes interest, when applicable, on certain construction projects associated with its other operations. The amount of AFUDC and interest capitalized was $15.1 million, $17.6 million and $17.4 million in 2011, 2010 and 2009, respectively. Generally, property, plant and equipment are depreciated on a straight-line basis over the average useful lives of the assets, except for depletable aggregate reserves, which are depleted based on the units-of-production method, and exploration and production properties, which are amortized on the units-of-production method based on total reserves. The Company collects removal costs for plant assets in regulated utility rates. These amounts are recorded as regulatory liabilities, which are included in other liabilities.

Property, plant and equipment at December 31 was as follows:

	2011	2010	Weighted Average Depreciable Life in Years
	(Dollars in thousands, where applicable)		
Regulated:			
Electric:			
Generation	**$ 546,783**	$ 538,071	47
Distribution	**255,232**	243,205	36
Transmission	**179,580**	161,972	44
Other	**86,929**	83,786	13
Natural gas distribution:			
Distribution	**1,257,360**	1,223,239	38
Other	**311,506**	285,606	23
Pipeline and energy services:			
Transmission	**386,227**	357,395	52
Gathering	**42,378**	41,931	19
Storage	**41,908**	33,967	51
Other	**36,179**	33,938	29
Nonregulated:			
Pipeline and energy services:			
Gathering	**198,864**	203,064	17
Other	**13,735**	13,512	10
Exploration and production:			
Natural gas and oil properties	**2,577,576**	2,320,967	*
Other	**37,570**	35,971	9
Construction materials and contracting:			
Land	**126,790**	124,018	–
Buildings and improvements	**67,627**	65,003	20
Machinery, vehicles and equipment	**902,136**	899,365	12
Construction in progress	**8,085**	4,879	–
Aggregate reserves	**395,214**	393,110	**
Construction services:			
Land	**4,706**	4,526	–
Buildings and improvements	**15,001**	14,101	22
Machinery, vehicles and equipment	**95,891**	94,252	7
Other	**9,198**	10,061	4
Other:			
Land	**2,837**	2,837	–
Other	**46,910**	29,727	24
Less accumulated depreciation, depletion and amortization	**3,361,208**	3,103,323	
Net property, plant and equipment	**$4,285,014**	$4,115,180	

* Amortized on the units-of-production method based on total proved reserves at an Mcf equivalent average rate of $2.04, $1.77 and $1.64 for the years ended December 31, 2011, 2010 and 2009, respectively. Includes natural gas and oil properties accounted for under the full-cost method, of which $232.5 million and $182.4 million were excluded from amortization at December 31, 2011 and 2010, respectively.

** Depleted on the units-of-production method.

Impairment of long-lived assets

The Company reviews the carrying values of its long-lived assets, excluding goodwill and natural gas and oil properties, whenever events or changes in circumstances indicate that such carrying values may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value. No significant impairment losses were recorded in 2011, 2010 and 2009. Unforeseen events and changes in circumstances could require the recognition of impairment losses at some future date.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination. Goodwill is required to be tested for impairment annually, which is completed in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired.

The goodwill impairment test is a two-step process performed at the reporting unit level. The first step of the impairment test involves comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the test is complete and no impairment is recorded. The fair value of each reporting unit is determined using a weighted combination of income and market approaches. The Company uses a discounted cash flow methodology for its income approach and a combination of comparable transaction multiples and peer multiples for the market approach. If the fair value of a reporting unit is less than its carrying value, step two of the goodwill impairment test is performed to determine the amount of the impairment loss, if any. The impairment is computed by comparing the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. If the carrying value is greater than the implied fair value, an impairment loss must be recorded. For the years ended December 31, 2011, 2010 and 2009, the fair value of each reporting unit exceeded the respective carrying value and no impairment losses were recorded. For more information on goodwill, see Note 5.

Natural gas and oil properties

The Company uses the full-cost method of accounting for its natural gas and oil production activities. Under this method, all costs incurred in the acquisition, exploration and development of natural gas and oil properties are capitalized and amortized on the units-of-production method based on total proved reserves. Any conveyances of properties, including gains or losses on abandonments of properties, are generally treated as adjustments to the cost of the properties with no gain or loss recognized.

Capitalized costs are subject to a "ceiling test" that limits such costs to the aggregate of the present value of future net cash flows from proved reserves discounted at 10 percent, as mandated under the rules of the SEC, plus the cost of unproved properties not subject to amortization, less applicable income taxes. Future net revenue was estimated based on end-of-quarter spot market prices adjusted for contracted price changes prior to the fourth quarter of 2009. Effective December 31, 2009, the Modernization of Oil and Gas Reporting rules issued by the SEC changed the pricing used to estimate reserves and associated future cash flows to SEC Defined Prices. Prior to that date, if capitalized costs exceeded the full-cost ceiling at the end of any quarter, a permanent noncash write-down was required to be charged to earnings in that quarter unless subsequent price changes eliminated or reduced an indicated write-down. Effective December 31, 2009, if capitalized costs exceed the full-cost ceiling at the end of any quarter, a permanent noncash write-down is required to be charged to earnings in that quarter regardless of subsequent price changes.

Due to low natural gas and oil prices that existed at March 31, 2009, the Company's capitalized costs under the full-cost method of accounting exceeded the full-cost ceiling at March 31, 2009. Accordingly, the Company was required to write down its natural gas and oil producing properties. The noncash write-down amounted to $620.0 million ($384.4 million after tax) for the year ended December 31, 2009.

The Company hedges a portion of its natural gas and oil production and the effects of the cash flow hedges were used in determining the full-cost ceiling. The Company would have recognized additional write-downs of its natural gas and oil properties of $107.9 million ($66.9 million after tax) at March 31, 2009, if the effects of cash flow hedges had not been considered in calculating the full-cost ceiling. For more information on the Company's cash flow hedges, see Note 7.

At December 31, 2011, the Company's full-cost ceiling exceeded the Company's capitalized cost. However, sustained downward movements in natural gas and oil prices subsequent to December 31, 2011, could result in a future write-down of the Company's natural gas and oil properties.

The following table summarizes the Company's natural gas and oil properties not subject to amortization at December 31, 2011, in total and by the year in which such costs were incurred:

		Year Costs Incurred			
	Total	2011	2010	2009	2008 and prior
			(In thousands)		
Acquisition	$185,773	$50,721	$71,315	$ 988	$62,749
Development	9,938	9,689	156	2	91
Exploration	27,439	24,389	2,710	72	268
Capitalized interest	9,312	3,539	3,096	44	2,633
Total costs not subject to amortization	$232,462	$88,338	$77,277	$1,106	$65,741

Costs not subject to amortization as of December 31, 2011, consisted primarily of unevaluated leaseholds and development costs in the Bakken area, Texas properties, Niobrara play, the Paradox Basin, the Green River Basin and the Big Horn Basin. The Company expects that the majority of these costs will be evaluated within the next five years and included in the amortization base as the properties are evaluated and/or developed.

Revenue recognition

Revenue is recognized when the earnings process is complete, as evidenced by an agreement between the customer and the Company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collection is reasonably assured. The Company recognizes utility revenue each month based on the services provided to all utility customers during the month. Accrued unbilled revenue which is included in receivables, net, represents revenues recognized in excess of amounts billed. Accrued unbilled revenue at Montana-Dakota, Cascade and Intermountain was $80.2 million and $87.3 million at December 31, 2011 and 2010, respectively. The Company recognizes construction contract revenue at its construction businesses using the percentage-of-completion method as discussed later. The Company recognizes revenue from exploration and production properties only on that portion of production sold and allocable to the Company's ownership interest in the related properties. The Company recognizes all other revenues when services are rendered or goods are delivered. The Company presents revenues net of taxes collected from customers at the time of sale to be remitted to governmental authorities, including sales and use taxes.

Percentage-of-completion method

The Company recognizes construction contract revenue from fixed-price and modified fixed-price construction contracts at its construction businesses using the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. If a loss is anticipated on a contract, the loss is immediately recognized. Costs and estimated earnings in excess of billings on uncompleted contracts of $54.3 million and $46.6 million at December 31, 2011 and 2010, respectively, represent revenues recognized in excess of amounts billed and were included in receivables, net. Billings in excess of costs and estimated earnings on uncompleted contracts of $79.1 million and $65.2 million at December 31, 2011 and 2010, respectively, represent billings in excess of revenues recognized and were included in accounts payable. Amounts representing balances billed but not paid by customers under retainage provisions in contracts amounted to $51.5 million and $51.1 million at December 31, 2011 and 2010, respectively. The amounts expected to be paid within one year or less are included in receivables, net, and amounted to $49.3 million and $50.4 million at December 31, 2011 and 2010, respectively. The long-term retainage which was included in deferred charges and other assets – other was $2.2 million and $700,000 at December 31, 2011 and 2010, respectively.

Derivative instruments

The Company's policy allows the use of derivative instruments as part of an overall energy price, foreign currency and interest rate risk management program to efficiently manage and minimize commodity price, foreign currency and interest rate risk. The Company's policy prohibits the use of derivative instruments for speculating to take advantage of market trends and conditions, and the Company has procedures in place to monitor compliance with its policies. The Company is exposed to credit-related losses in relation to derivative instruments in the event of nonperformance by counterparties.

The Company's policy generally allows the hedging of monthly forecasted sales of natural gas and oil production at Fidelity for a period up to 36 months from the time the Company enters into the hedge. The Company's policy requires that interest rate derivative instruments not exceed a period of 24 months and foreign currency derivative instruments not exceed a 12-month period. The Company's policy allows the hedging of monthly forecasted purchases of natural gas at Cascade and Intermountain for a period up to three years.

The Company's policy requires that each month as physical natural gas and oil production at Fidelity occurs and the commodity is sold, the related portion of the derivative agreement for that month's production must settle with its counterparties. Settlements represent the exchange of cash between the Company and its counterparties based on the notional quantities and prices for each month's physical delivery as specified within the agreements. The fair value of the remaining notional amounts on the derivative agreements is recorded on the balance sheet as an asset or liability measured at fair value. The Company's policy also requires settlement of natural gas derivative instruments at Cascade and Intermountain monthly and all interest rate derivative transactions must be settled over a period that will not exceed 90 days, and any foreign currency derivative transaction settlement periods may not exceed a 12-month period. The Company has policies and procedures that management believes minimize credit-risk exposure. Accordingly, the Company does not anticipate any material effect on its financial position or results of operations as a result of nonperformance by counterparties. For more information on derivative instruments, see Note 7.

The Company's swap and collar agreements are reflected at fair value. For more information, see Note 8.

Asset retirement obligations

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for the recorded amount or incurs a gain or loss at its nonregulated operations or incurs a regulatory asset or liability at its regulated operations. For more information on asset retirement obligations, see Note 10.

Legal costs

The Company expenses external legal fees as they are incurred.

Natural gas costs recoverable or refundable through rate adjustments

Under the terms of certain orders of the applicable state public service commissions, the Company is deferring natural gas commodity, transportation and storage costs that are greater or less than amounts presently being recovered through its existing rate schedules. Such orders generally provide that these amounts are recoverable or refundable through rate adjustments within a period ranging from 12 to 28 months from the time such costs are paid. Natural gas costs refundable through rate adjustments were $45.1 million and $37.0 million at December 31, 2011 and 2010, respectively, which is included in other accrued liabilities. Natural gas costs recoverable through rate adjustments were $2.6 million and $6.6 million at December 31, 2011 and 2010, respectively, which is included in prepayments and other current assets.

Insurance

Certain subsidiaries of the Company are insured for workers' compensation losses, subject to deductibles ranging up to $1 million per occurrence. Automobile liability and general liability losses are insured, subject to deductibles ranging up to $1 million per accident or occurrence. These subsidiaries have excess coverage above the primary automobile and general liability policies on a claims first-made and reported basis beyond the deductible levels. The subsidiaries of the Company are retaining losses up to the deductible amounts accrued on the basis of estimates of liability for claims incurred and for claims incurred but not reported.

Income taxes

The Company provides deferred federal and state income taxes on all temporary differences between the book and tax basis of the Company's assets and liabilities. Excess deferred income tax balances associated with the Company's rate-regulated activities have been recorded as a regulatory liability and are included in other liabilities. These regulatory liabilities are expected to be reflected as a reduction in future rates charged to customers in accordance with applicable regulatory procedures.

The Company uses the deferral method of accounting for investment tax credits and amortizes the credits on regulated electric and natural gas distribution plant over various periods that conform to the ratemaking treatment prescribed by the applicable state public service commissions.

Tax positions taken or expected to be taken in an income tax return are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. The Company recognizes interest and penalties accrued related to unrecognized tax positions in income taxes.

Foreign currency translation adjustment

The functional currency of the Company's investment in ECTE, as further discussed in Note 4, is the Brazilian Real. Translation from the Brazilian Real to the U.S. dollar for assets and liabilities is performed using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated on a year-to-date basis using an average of the daily exchange rates. Adjustments resulting from such translations are reported as a separate component of other comprehensive income (loss) in common stockholders' equity.

Transaction gains and losses resulting from the effect of exchange rate changes on transactions denominated in a currency other than the functional currency of the reporting entity would be recorded in income.

Earnings (loss) per common share

Basic earnings (loss) per common share were computed by dividing earnings (loss) on common stock by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share were computed by dividing earnings on common stock by the total of the weighted average number of shares of common stock outstanding during the year, plus the effect of outstanding stock options, restricted stock grants and performance share awards. In 2011 and 2010, there were no shares excluded from the calculation of diluted earnings per share. Common stock outstanding includes issued shares less shares held in treasury. Net income was the same for both the basic and diluted earnings per share calculations. A reconciliation of the weighted average common shares outstanding used in the basic and diluted earnings per share calculation was as follows:

	2011	2010	2009*
		(In thousands)	
Weighted average common shares outstanding – basic	**188,763**	188,137	185,175
Effect of dilutive stock options and performance share awards	**142**	92	–
Weighted average common shares outstanding – diluted	**188,905**	188,229	185,175

* Due to the loss on common stock, 825 outstanding stock options, 18 restricted stock grants and 656 performance share awards were excluded from the computation of diluted loss per common share as their effect was antidilutive.

Use of estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are used for items such as impairment testing of long-lived assets, goodwill and natural gas and oil properties; fair values of acquired assets and liabilities under the acquisition method of accounting; natural gas and oil reserves; aggregate reserves; property depreciable lives; tax provisions; uncollectible accounts; environmental and other loss contingencies; accumulated provision for revenues subject to refund; costs on construction contracts; unbilled revenues; actuarially determined benefit costs; asset retirement obligations; the valuation of stock-based compensation; and the fair value of derivative instruments. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

Cash flow information

Cash expenditures for interest and income taxes were as follows:

Years ended December 31,	**2011**	2010	2009
		(In thousands)	
Interest, net of amount capitalized	**$ 78,133**	$80,962	$81,267
Income taxes paid (refunded), net	**$(12,287)**	$46,892	$39,807

For the year ended December 31, 2011, cash flows from investing activities do not include $24.0 million of capital expenditures, including amounts being financed with accounts payable, and therefore, do not have an impact on cash flows for the period.

New accounting standards

Improving Disclosure About Fair Value Measurements In January 2010, the FASB issued guidance related to improving disclosures about fair value measurements. The guidance requires separate disclosures of the amounts of transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reason for such transfers. In the reconciliation for Level 3 fair value measurements using significant unobservable inputs, information about purchases, sales, issuances and settlements shall be presented separately. These disclosures are required for interim and annual reporting periods and were effective for the Company on January 1, 2010, except for the disclosures related to the purchases, sales, issuances and settlements in the roll forward activity of Level 3 fair value measurements, which were effective on January 1, 2011. The guidance requires additional disclosures, but it did not impact the Company's results of operations, financial position or cash flows.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs In May 2011, the FASB issued guidance on fair value measurement and disclosure requirements. The guidance generally clarifies the application of existing requirements on topics including the concepts of highest and best use and valuation premise and disclosing quantitative information about the unobservable inputs used in the measurement of instruments categorized within Level 3 of the fair value hierarchy. Additionally, the guidance includes changes on topics such as measuring fair value of financial instruments that are managed within a portfolio and additional disclosure for fair value measurements categorized within Level 3 of the fair value hierarchy. This guidance is effective for the Company on January 1, 2012. The guidance will require additional disclosures, but it will not impact the Company's results of operations, financial position or cash flows.

Presentation of Comprehensive Income In June 2011, the FASB issued guidance on the presentation of comprehensive income. This guidance eliminates the option of presenting components of other comprehensive income as part of the statement of stockholders' equity. The guidance will allow the Company the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB indefinitely deferred the effective date for the guidance related to the presentation of reclassifications of items out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. The guidance, except for the portion that was indefinitely deferred, is effective for the Company on January 1, 2012, and must be applied retrospectively. The Company is evaluating the effects of this guidance on disclosure, but it will not impact the Company's results of operations, financial position or cash flows.

Disclosures about an Employer's Participation in a Multiemployer Plan In September 2011, the FASB issued guidance on an employer's participation in multiemployer benefit plans. The guidance was issued to enhance the transparency of disclosures about the significant multiemployer plans in which employers participate, the level of the employer's participation in those plans, the financial health of the plans and the nature of the employer's commitments to the plans. This guidance was effective for the Company on December 31, 2011, and must be applied retrospectively. The guidance required additional disclosures, but it did not impact the Company's results of operations, financial position or cash flows.

Comprehensive income (loss)

Comprehensive income (loss) is the sum of net income (loss) as reported and other comprehensive income (loss). The Company's other comprehensive loss resulted from gains (losses) on derivative instruments qualifying as hedges, postretirement liability adjustments, foreign currency translation adjustments and gains on available-for-sale investments. For more information on derivative instruments, see Note 7.

The components of other comprehensive loss, and their related tax effects for the years ended December 31 were as follows:

	2011	2010	2009
		(In thousands)	
Other comprehensive loss:			
Net unrealized gain (loss) on derivative instruments qualifying as hedges:			
Net unrealized gain (loss) on derivative instruments arising during the period, net of tax of $4,683, $(1,867) and $(2,509) in 2011, 2010 and 2009, respectively	**$ 7,900**	$ (3,077)	$ (4,094)
Less: Reclassification adjustment for gain (loss) on derivative instruments included in net income, net of tax of $0, $(2,305) and $29,170 in 2011, 2010 and 2009, respectively	**–**	(3,750)	47,590
Net unrealized gain (loss) on derivative instruments qualifying as hedges	**7,900**	673	(51,684)
Postretirement liability adjustment, net of tax of $(13,573), $(3,609) and $6,291 in 2011, 2010 and 2009, respectively	**(22,427)**	(5,730)	9,918
Foreign currency translation adjustment, net of tax of $(832), $(3,486) and $6,814 in 2011, 2010 and 2009, respectively	**(1,295)**	(5,371)	10,568
Net unrealized gains on available-for-sale investments, net of tax of $44 in 2011	**82**	–	–
Total other comprehensive loss	**$(15,740)**	$(10,428)	$(31,198)

The after-tax components of accumulated other comprehensive loss as of December 31, 2011, 2010 and 2009, were as follows:

	Net Unrealized Gain (Loss) on Derivative Instruments Qualifying as Hedges	Post-retirement Liability Adjustment	Foreign Currency Translation Adjustment	Net Unrealized Gains on Available-for-sale Investments	Total Accumulated Other Comprehensive Loss
			(In thousands)		
Balance at December 31, 2009	$(2,298)	$(25,163)	$6,628	$ –	$(20,833)
Balance at December 31, 2010	$(1,625)	$(30,893)	$1,257	$ –	$(31,261)
Balance at December 31, 2011	**$ 6,275**	**$(53,320)**	**$ (38)**	**$82**	**$(47,001)**

Note 2 – Acquisitions

In 2011, a purchase price adjustment, consisting of the Company's common stock and cash, of $298,000 was made with respect to an acquisition made prior to 2011.

In 2010, the Company acquired natural gas properties in the Green River Basin in southwest Wyoming. The total purchase consideration for these properties and purchase price adjustments with respect to certain other acquisitions made prior to 2010, consisting of the Company's common stock and cash, was $106.4 million.

In 2009, the Company acquired a pipeline and energy services business in Montana which was not material. The total purchase consideration for this business and purchase price adjustments with respect to certain other acquisitions made prior to 2009, consisting of the Company's common stock and cash, was $22.0 million.

The acquisitions were accounted for under the acquisition method of accounting and, accordingly, the acquired assets and liabilities assumed have been recorded at their respective fair values as of the date of acquisition. The results of operations of the acquired businesses and properties are included in the financial statements since the date of each acquisition. Pro forma financial amounts reflecting the effects of the acquisitions are not presented, as such acquisitions were not material to the Company's financial position or results of operations.

Note 3 – Discontinued Operations

In 2007, Centennial Resources sold CEM to Bicent. In connection with the sale, Centennial Resources agreed to indemnify Bicent and its affiliates from certain third party claims arising out of or in connection with Centennial Resources' ownership or operation of CEM prior to the sale. In addition, Centennial had previously guaranteed CEM's obligations under a construction contract. In the fourth quarter of 2011, the Company accrued $21.0 million ($13.0 million after tax) related to the guarantee as a result of an arbitration award against CEM. In 2011, the Company also incurred legal expenses related to this matter and in the first quarter had an income tax benefit related to favorable resolution of certain tax matters. In the fourth quarter of 2010, the Company established an accrual for an indemnification claim by Bicent. These items are reflected as discontinued operations in the consolidated financial statements and accompanying notes. Discontinued operations are included in the Other category. For further information, see Note 19.

Note 4 – Equity Method Investments

Investments in companies in which the Company has the ability to exercise significant influence over operating and financial policies are accounted for using the equity method. The Company's equity method investments at December 31, 2011 and 2010, include ECTE.

In August 2006, MDU Brasil acquired ownership interests in the Brazilian Transmission Lines. The electric transmission lines are primarily in northeastern and southern Brazil. The transmission contracts provide for revenues denominated in the Brazilian Real, annual inflation adjustments and change in tax law adjustments. The functional currency for the Brazilian Transmission Lines is the Brazilian Real.

In 2009, multiple sales agreements were signed with three separate parties for the Company to sell its ownership interests in the Brazilian Transmission Lines. In November 2010, the Company completed the sale and recognized a gain of $22.7 million ($13.8 million after tax). The Company's entire ownership interest in ENTE and ERTE and 59.96 percent of the Company's ownership interest in ECTE was sold. The remaining interest in ECTE is being purchased by one of the parties over a four-year period. In November 2011, the Company completed the sale of one-fourth of the remaining interest and recognized a gain of $1.0 million ($600,000 after tax). The gains are recorded in earnings from equity method investments on the Consolidated Statements of Income. Alusa, CEMIG and CELESC hold the remaining ownership interests in ECTE.

At December 31, 2011 and 2010, the Company's equity method investments had total assets of $111.1 million and $107.4 million, respectively, and long-term debt of $37.1 million and $30.1 million, respectively. The Company's investment in its equity method investments was approximately $9.2 million and $10.9 million, including undistributed earnings of $3.7 million and $1.9 million, at December 31, 2011 and 2010, respectively.

Note 5 – Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2011, were as follows:

	Balance as of January 1, 2011*	Goodwill Acquired During the Year**	Balance as of December 31, 2011*
		(In thousands)	
Electric	$ –	$ –	$ –
Natural gas distribution	345,736	–	345,736
Pipeline and energy services	9,737	–	9,737
Exploration and production	–	–	–
Construction materials and contracting	176,290	–	176,290
Construction services	102,870	298	103,168
Other	–	–	–
Total	$634,633	$298	$634,931

* Balance is presented net of accumulated impairment of $12.3 million at the pipeline and energy services segment, which occurred in prior periods.

** Includes a purchase price adjustment that was not material related to an acquisition in a prior period.

The changes in the carrying amount of goodwill for the year ended December 31, 2010, were as follows:

	Balance as of January 1, 2010*	Goodwill Acquired During the Year**	Balance as of December 31, 2010*
		(In thousands)	
Electric	$ –	$ –	$ –
Natural gas distribution	345,736	–	345,736
Pipeline and energy services	7,857	1,880	9,737
Exploration and production	–	–	–
Construction materials and contracting	175,743	547	176,290
Construction services	100,127	2,743	102,870
Other	–	–	–
Total	$629,463	$5,170	$634,633

* Balance is presented net of accumulated impairment of $12.3 million at the pipeline and energy services segment, which occurred in prior periods.

** Includes purchase price adjustments that were not material related to acquisitions in a prior period.

Other amortizable intangible assets at December 31 were as follows:

	2011	2010
	(In thousands)	
Customer relationships	**$ 21,702**	$ 24,942
Accumulated amortization	**(10,392)**	(11,625)
	11,310	13,317
Noncompete agreements	**7,685**	9,405
Accumulated amortization	**(5,371)**	(6,425)
	2,314	2,980
Other	**11,442**	13,217
Accumulated amortization	**(4,223)**	(4,243)
	7,219	8,974
Total	**$ 20,843**	$ 25,271

Amortization expense for intangible assets for the years ended December 31, 2011, 2010 and 2009, was $3.7 million, $4.2 million and $5.0 million, respectively. Estimated amortization expense for intangible assets is $3.8 million in 2012, $3.7 million in 2013, $3.3 million in 2014, $2.6 million in 2015, $2.1 million in 2016 and $5.3 million thereafter.

Note 6 – Regulatory Assets and Liabilities

The following table summarizes the individual components of unamortized regulatory assets and liabilities as of December 31:

	Estimated Recovery Period*	2011	2010
		(In thousands)	
Regulatory assets:			
Pension and postretirement benefits (a)	(e)	**$ 171,492**	$103,818
Deferred income taxes	**	**119,189**	114,427
Taxes recoverable from customers (a)	–	**12,433**	11,961
Plant costs (a)	Over plant lives	**10,256**	9,964
Long-term debt refinancing costs (a)	Up to 27 years	**10,112**	11,101
Costs related to identifying generation development (a)	Up to 15 years	**9,817**	13,777
Natural gas supply derivatives (b)	Up to 1 year	**437**	9,359
Natural gas cost recoverable through rate adjustments (b)	Up to 28 months	**2,622**	6,609
Other (a) (b)	Largely within 1 year	**22,651**	35,225
Total regulatory assets		**359,009**	316,241
Regulatory liabilities:			
Plant removal and decommissioning costs (c)		**289,972**	276,652
Deferred income taxes**		**84,963**	64,017
Natural gas costs refundable through rate adjustments (d)		**45,064**	36,996
Taxes refundable to customers (c)		**31,837**	19,352
Other (c) (d)		**8,393**	16,080
Total regulatory liabilities		**460,229**	413,097
Net regulatory position		**$(101,220)**	$ (96,856)

* Estimated recovery period for regulatory assets currently being recovered in rates charged to customers.
** Represents deferred income taxes related to regulatory assets and liabilities. The deferred income tax assets are not earning a rate of return.
(a) Included in deferred charges and other assets on the Consolidated Balance Sheets.
(b) Included in prepayments and other current assets on the Consolidated Balance Sheets.
(c) Included in other liabilities on the Consolidated Balance Sheets.
(d) Included in other accrued liabilities on the Consolidated Balance Sheets.
(e) Recovered as expense is incurred.

The regulatory assets are expected to be recovered in rates charged to customers. A portion of the Company's regulatory assets are not earning a return; however, these regulatory assets are expected to be recovered from customers in future rates. Excluding deferred income taxes, as of December 31, 2011, approximately $216.4 million of regulatory assets were not earning a rate of return.

If, for any reason, the Company's regulated businesses cease to meet the criteria for application of regulatory accounting for all or part of their operations, the regulatory assets and liabilities relating to those portions ceasing to meet such criteria would be removed from the balance sheet and included in the statement of income as an extraordinary item in the period in which the discontinuance of regulatory accounting occurs.

Note 7 – Derivative Instruments

Derivative instruments, including certain derivative instruments embedded in other contracts, are required to be recorded on the balance sheet as either an asset or liability measured at fair value. The Company's policy is to not offset fair value amounts for derivative instruments and, as a result, the Company's derivative assets and liabilities are presented gross on the Consolidated Balance Sheets. Changes in the derivative instrument's fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allows derivative gains and losses to offset the related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

In the event a derivative instrument being accounted for as a cash flow hedge does not qualify for hedge accounting because it is no longer highly effective in offsetting changes in cash flows of a hedged item; if the derivative instrument expires or is sold, terminated or exercised; or if management determines that designation of the derivative instrument as a hedge instrument is no longer appropriate, hedge accounting would be discontinued and the derivative instrument would continue to be carried at fair value with changes in its fair value recognized in earnings. In these circumstances, the net gain or loss at the time of discontinuance of hedge accounting would remain in accumulated other comprehensive income (loss) until the period or periods during which the hedged forecasted transaction affects earnings, at which time the net gain or loss would be reclassified into earnings. In the event a cash flow hedge is discontinued because it is unlikely that a forecasted transaction will occur, the derivative instrument would continue to be carried on the balance sheet at its fair value, and gains and losses that had accumulated in other comprehensive income (loss) would be recognized immediately in earnings. In the event of a sale, termination or extinguishment of a foreign currency derivative, the resulting gain or loss would be recognized immediately in earnings. The Company's policy requires approval to terminate a derivative instrument prior to its original maturity. As of December 31, 2011, the Company had no outstanding foreign currency hedges.

The Company evaluates counterparty credit risk on its derivative assets and the Company's credit risk on its derivative liabilities. As of December 31, 2011 and 2010, credit risk was not material.

Cascade and Intermountain

At December 31, 2011, Cascade held a natural gas swap agreement with total forward notional volumes of 305,000 MMBtu, which was not designated as a hedge. Cascade utilizes, and Intermountain periodically utilizes, natural gas swap agreements to manage a portion of their regulated natural gas supply portfolios in order to manage fluctuations in the price of natural gas related to core customers in accordance with authority granted by the IPUC, WUTC and OPUC. Core customers consist of residential, commercial and smaller industrial customers. The fair value of the derivative instrument must be estimated as of the end of each reporting period and is recorded on the Consolidated Balance Sheets as an asset or a liability. Periodic changes in the fair market value of the derivative instruments are recorded on the Consolidated Balance Sheets as a regulatory asset or a regulatory liability, and settlements of these arrangements are expected to be recovered through the purchased gas cost adjustment mechanism. Gains and losses on the settlements of these derivative instruments are recorded as a component of purchased natural gas sold on the Consolidated Statements of Income as they are recovered through the purchased gas cost adjustment mechanism. Under the terms of these arrangements, Cascade and Intermountain will either pay or receive settlement payments based on the difference between the fixed strike price and the monthly index price applicable to each contract. For the years ended December 31, 2011 and 2010, the change in the fair market value of the derivative instruments of $8.9 million and $18.5 million, respectively, were recorded as a decrease to regulatory assets.

Certain of Cascade's derivative instruments contain credit-risk-related contingent features that permit the counterparties to require collateralization if Cascade's derivative liability positions exceed certain dollar thresholds. The dollar thresholds in certain of Cascade's agreements are determined and may fluctuate based on Cascade's credit rating on its debt. In addition, Cascade's derivative instruments contain cross-default provisions that state if the entity fails to make payment with respect to certain of its indebtedness, in excess of specified amounts, the counterparties could require early settlement or termination of such entity's derivative instruments in liability positions. The aggregate fair value of Cascade's derivative instruments with credit-risk-related contingent features that are in a liability position at December 31, 2011, was $437,000. The aggregate fair value of assets that would have been needed to settle the instruments immediately if the credit-risk-related contingent features were triggered on December 31, 2011, was $437,000.

Fidelity

At December 31, 2011, Fidelity held natural gas swap agreements with total forward notional volumes of 10.8 million MMBtu, natural gas basis swap agreements with total forward notional volumes of 3.5 million MMBtu, and oil swap and collar agreements with total forward notional volumes of 4.0 million Bbl, all of which were designated as cash flow hedging instruments. Fidelity utilizes these derivative instruments to manage a portion of the market risk associated with fluctuations in the price of natural gas and oil and basis differentials on its forecasted sales of natural gas and oil production.

As of December 31, 2011, the maximum term of the derivative instruments, in which the exposure to the variability in future cash flows for forecasted transactions is being hedged, is 24 months.

Centennial

At December 31, 2011, Centennial held interest rate swap agreements with a total notional amount of $60.0 million, which were designated as cash flow hedging instruments. Centennial entered into these interest rate derivative instruments to manage a portion of its interest rate exposure on the forecasted issuance of long-term debt. Centennial's interest rate swap agreements have mandatory termination dates ranging from October 2012 through June 2013.

Fidelity and Centennial

The fair value of the derivative instruments must be estimated as of the end of each reporting period and is recorded on the Consolidated Balance Sheets as an asset or liability. Changes in the fair value attributable to the effective portion of hedging instruments, net of tax, are recorded in stockholders' equity as a component of accumulated other comprehensive income (loss). To the extent that the hedges are not effective, the ineffective portion of the changes in fair market value is recorded directly in earnings.

For the year ended December 31, 2011, $1.8 million (before tax) of hedge ineffectiveness related to natural gas and oil derivative instruments was reclassified as a gain into operating revenues and is reflected on the Consolidated Statements of Income. The amount of hedge ineffectiveness was immaterial for the years ended December 31, 2010 and 2009, and there were no components of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness. Gains and losses must be reclassified into earnings as a result of the discontinuance of cash flow hedges if it is probable that the original forecasted transactions will not occur. There were no such reclassifications into earnings as a result of the discontinuance of hedges.

Gains and losses on the natural gas and oil derivative instruments are reclassified from accumulated other comprehensive income (loss) into operating revenues on the Consolidated Statements of Income at the date the natural gas and oil quantities are settled. The proceeds received for natural gas and oil production are generally based on market prices. Gains and losses on the interest rate derivatives are reclassified from accumulated other comprehensive income (loss) into interest expense on the Consolidated Statements of Income in the same period the hedged item affects earnings. For further information regarding the gains and losses on derivative instruments qualifying as cash flow hedges that were recognized in other comprehensive income (loss) and the gains and losses reclassified from accumulated other comprehensive income (loss) into earnings, see Note 1.

Based on December 31, 2011, fair values, over the next 12 months net gains of approximately $8.7 million (after tax) are estimated to be reclassified from accumulated other comprehensive income (loss) into earnings, subject to changes in natural gas and oil market prices and interest rates, as the hedged transactions affect earnings.

Certain of Fidelity's and Centennial's derivative instruments contain cross-default provisions that state if Fidelity or any of its affiliates or Centennial fails to make payment with respect to certain indebtedness, in excess of specified amounts, the counterparties could require early settlement or termination of derivative instruments in liability positions. The aggregate fair value of Fidelity's and Centennial's derivative instruments with credit-risk-related contingent features that are in a liability position at December 31, 2011, was $18.4 million. The aggregate fair value of assets that would have been needed to settle the instruments immediately if the credit-risk-related contingent features were triggered on December 31, 2011, was $18.4 million.

The location and fair value of the Company's derivative instruments on the Consolidated Balance Sheets were as follows:

Asset Derivatives	Location on Consolidated Balance Sheets	Fair Value at December 31, 2011	Fair Value at December 31, 2010
		(In thousands)	
Designated as hedges:			
Commodity derivatives	Commodity derivative instruments	$27,687	$15,123
	Other assets – noncurrent	2,768	4,104
		30,455	19,227
Not designated as hedges:			
Commodity derivatives	Commodity derivative instruments	–	–
	Other assets – noncurrent	–	–
		–	–
Total asset derivatives		$30,455	$19,227

Liability Derivatives	Location on Consolidated Balance Sheets	Fair Value at December 31, 2011	Fair Value at December 31, 2010
		(In thousands)	
Designated as hedges:			
Commodity derivatives	Commodity derivative instruments	$12,727	$15,069
	Other liabilities – noncurrent	937	6,483
Interest rate derivatives	Other accrued liabilities	827	–
	Other liabilities – noncurrent	3,935	–
		18,426	21,552
Not designated as hedges:			
Commodity derivatives	Commodity derivative instruments	437	9,359
	Other liabilities – noncurrent	–	–
		437	9,359
Total liability derivatives		$18,863	$30,911

FORM 10-K

FORM 10-K

Note 8 – Fair Value Measurements

The Company measures its investments in certain fixed-income and equity securities at fair value with changes in fair value recognized in income. The Company anticipates using these investments to satisfy its obligations under its unfunded, nonqualified benefit plans for executive officers and certain key management employees, and invests in these fixed-income and equity securities for the purpose of earning investment returns and capital appreciation. These investments, which totaled $38.4 million and $39.5 million as of December 31, 2011 and 2010, respectively, are classified as Investments on the Consolidated Balance Sheets. The decrease in the fair value of these investments for the year ended December 31, 2011, was $1.1 million (before tax). The increase in the fair value of these investments for the years ended December 31, 2010 and 2009, was $5.8 million (before tax) and $7.1 million (before tax), respectively. The change in fair value, which is considered part of the cost of the plan, is classified in operation and maintenance expense on the Consolidated Statements of Income.

The Company did not elect the fair value option, which records gains and losses in income, for its remaining available-for-sale securities, which include auction rate securities, mortgage-backed securities and U.S. Treasury securities. These available-for-sale securities are recorded at fair value and are classified as Investments on the Consolidated Balance Sheets. The Company's auction rate securities approximate cost and, as a result, there are no accumulated unrealized gains or losses recorded in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets related to these investments. Unrealized gains or losses on mortgage-backed securities and U.S. Treasury securities are recorded in accumulated other comprehensive income (loss) as discussed in Note 1. Details of available-for-sale securities were as follows:

December 31, 2011	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Insurance investment contract	$31,884	$6,468	$ –	$38,352
Auction rate securities	11,400	–	–	11,400
Mortgage-backed securities	8,206	95	(5)	8,296
U.S. Treasury securities	1,619	37	–	1,656
Total	$53,109	$6,600	$(5)	$59,704

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The ASC establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The Company's assets and liabilities measured at fair value on a recurring basis are as follows:

	Fair Value Measurements at December 31, 2011, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2011
		(In thousands)		
Assets:				
Money market funds	$ –	$ 97,500	$ –	$ 97,500
Available-for-sale securities:				
Insurance investment contract*	–	38,352	–	38,352
Auction rate securities	–	11,400	–	11,400
Mortgage-backed securities	–	8,296	–	8,296
U.S. Treasury securities	–	1,656	–	1,656
Commodity derivative instruments – current	–	27,687	–	27,687
Commodity derivative instruments – noncurrent	–	2,768	–	2,768
Total assets measured at fair value	$ –	$187,659	$ –	$187,659
Liabilities:				
Commodity derivative instruments – current	$ –	$ 13,164	$ –	$ 13,164
Commodity derivative instruments – noncurrent	–	937	–	937
Interest rate derivative instruments – current	–	827	–	827
Interest rate derivative instruments – noncurrent	–	3,935	–	3,935
Total liabilities measured at fair value	$ –	$ 18,863	$ –	$ 18,863

* The insurance investment contract invests approximately 33 percent in common stock of mid-cap companies, 34 percent in common stock of small-cap companies, 32 percent in common stock of large-cap companies and 1 percent in cash and cash equivalents.

	Fair Value Measurements at December 31, 2010, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2010
	(In thousands)			
Assets:				
Money market funds	$ –	$166,620	$ –	$166,620
Available-for-sale securities:				
Insurance investment contract*	–	39,541	–	39,541
Auction rate securities	–	11,400	–	11,400
Commodity derivative instruments – current	–	15,123	–	15,123
Commodity derivative instruments – noncurrent	–	4,104	–	4,104
Total assets measured at fair value	$ –	$236,788	$ –	$236,788
Liabilities:				
Commodity derivative instruments – current	$ –	$ 24,428	$ –	$ 24,428
Commodity derivative instruments – noncurrent	–	6,483	–	6,483
Total liabilities measured at fair value	$ –	$ 30,911	$ –	$ 30,911

* The insurance investment contract invests approximately 35 percent in common stock of mid-cap companies, 33 percent in common stock of small-cap companies, 31 percent in common stock of large-cap companies and 1 percent in cash and cash equivalents.

The estimated fair value of the Company's Level 2 money market funds and available-for-sale securities is determined using the market approach. The Level 2 money market funds consist of investments in short-term unsecured promissory notes and the value is based on comparable market transactions taking into consideration the credit quality of the issuer. The estimated fair value of the Company's Level 2 available-for-sale securities is based on comparable market transactions, other observable inputs or other sources, including pricing from outside sources such as the fund itself.

The estimated fair value of the Company's Level 2 commodity derivative instruments is based upon futures prices, volatility and time to maturity, among other things. Counterparty statements are utilized to determine the value of the commodity derivative instruments and are reviewed and corroborated using various methodologies and significant observable inputs. The nonperformance risk of the counterparties in addition to the Company's nonperformance risk is also evaluated.

The estimated fair value of the Company's Level 2 interest rate derivative instruments is measured using quoted market prices or pricing models using prevailing market interest rates as of the measurement date. Counterparty statements are utilized to determine the value of the interest rate derivative instruments and are reviewed and corroborated using various methodologies and significant observable inputs. The nonperformance risk of the counterparties in addition to the Company's nonperformance risk is also evaluated.

Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value. For the years ended December 31, 2011 and 2010, there were no significant transfers between Levels 1 and 2.

The Company's long-term debt is not measured at fair value on the Consolidated Balance Sheets and the fair value is being provided for disclosure purposes only, and was based on quoted market prices of the same or similar issues. The estimated fair value of the Company's long-term debt at December 31 was as follows:

	2011		2010	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
	(In thousands)			
Long-term debt	**$1,424,678**	**$1,592,807**	$1,506,752	$1,621,184

The carrying amounts of the Company's remaining financial instruments included in current assets and current liabilities approximate their fair values.

Note 9 – Debt

Certain debt instruments of the Company and its subsidiaries, including those discussed below, contain restrictive covenants and cross-default provisions. In order to borrow under the respective credit agreements, the Company and its subsidiaries must be in compliance with the applicable covenants and certain other conditions, all of which the Company and its subsidiaries, as applicable, were in compliance with at December 31, 2011. In the event the Company and its subsidiaries do not comply with the applicable covenants and other conditions, alternative sources of funding may need to be pursued.

The following table summarizes the outstanding credit facilities of the Company and its subsidiaries:

Company	Facility	Facility Limit	Amount Outstanding at December 31, 2011	Amount Outstanding at December 31, 2010	Letters of Credit at December 31, 2011	Expiration Date
			(Dollars in millions)			
MDU Resources Group, Inc.	Commercial paper/Revolving credit agreement (a)	$100.0	$ – (h)	$20.0 (b)	$ –	5/26/15
Cascade Natural Gas Corporation	Revolving credit agreement	$ 50.0 (c)	$ –	$ –	$ 1.9 (d)	12/28/12 (e)
Intermountain Gas Company	Revolving credit agreement	$ 65.0 (f)	$8.1	$20.2	$ –	8/11/13
Centennial Energy Holdings, Inc.	Commercial paper/Revolving credit agreement (g)	$400.0	$ – (h)	$ – (h)	$21.6 (d)	12/13/12

(a) The $125 million commercial paper program is supported by a revolving credit agreement with various banks totaling $100 million (provisions allow for increased borrowings, at the option of the Company on stated conditions, up to a maximum of $150 million). There were no amounts outstanding under the credit agreement.

(b) Amount outstanding under commercial paper program that was classified as short-term borrowings because the revolving credit agreement expired within one year.

(c) Certain provisions allow for increased borrowings, up to a maximum of $75 million.

(d) The outstanding letters of credit, as discussed in Note 19, reduce amounts available under the credit agreement.

(e) Provisions allow for an extension of up to two years upon consent of the banks.

(f) Certain provisions allow for increased borrowings, up to a maximum of $80 million.

(g) The $400 million commercial paper program is supported by a revolving credit agreement with various banks totaling $400 million (provisions allow for increased borrowings, at the option of Centennial on stated conditions, up to a maximum of $450 million). There were no amounts outstanding under the credit agreement.

(h) Amount outstanding under commercial paper program.

The Company's and Centennial's respective commercial paper programs are supported by revolving credit agreements. While the amount of commercial paper outstanding does not reduce available capacity under the respective revolving credit agreements, the Company and Centennial do not issue commercial paper in an aggregate amount exceeding the available capacity under their credit agreements.

The following includes information related to the preceding table.

Short-term borrowings

Centennial Energy Holdings, Inc. Centennial's revolving credit agreement supports its commercial paper program. Any commercial paper borrowings as of December 31, 2011, would have been classified as short-term borrowings because the revolving credit agreement expires within one year. Any commercial paper borrowings as of December 31, 2010, would have been classified as long-term debt as they are intended to be refinanced on a long-term basis through continued commercial paper borrowings.

Centennial's revolving credit agreement contains customary covenants and provisions, including a covenant of Centennial and certain of its subsidiaries, not to permit, as of the end of any fiscal quarter, the ratio of total debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets and on the making of certain loans and investments.

Certain of Centennial's financing agreements contain cross-default provisions. These provisions state that if Centennial or any subsidiary of Centennial fails to make any payment with respect to any indebtedness or contingent obligation, in excess of a specified amount, under any agreement that causes such indebtedness to be due prior to its stated maturity or the contingent obligation to become payable, the applicable agreements will be in default. Certain of Centennial's financing agreements and Centennial's practices limit the amount of subsidiary indebtedness.

Cascade Natural Gas Corporation Any borrowings under the $50 million revolving credit agreement would be classified as short-term borrowings as Cascade intends to repay the borrowings within one year.

Cascade's credit agreement contains customary covenants and provisions, including a covenant of Cascade not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. Cascade's credit agreement also contains cross-default provisions. These provisions state that if Cascade fails to make any payment with respect to any indebtedness or contingent obligation, in excess of a specified amount, under any agreement that causes such indebtedness to be due prior to its stated maturity or the contingent obligation to become payable, Cascade will be in default under the credit agreement. Certain of Cascade's financing agreements and Cascade's practices limit the amount of subsidiary indebtedness.

Long-term debt

MDU Resources Group, Inc. On May 26, 2011, the Company entered into a new revolving credit agreement, which replaced the revolving credit agreement that expired on June 21, 2011. The Company's revolving credit agreement supports its commercial paper program. Any commercial paper borrowings under this agreement would be classified as long-term debt as they are intended to be refinanced on a long-term basis through continued commercial paper borrowings. The commercial paper borrowings outstanding as of December 31, 2010, were classified as short-term borrowings because the previous revolving credit agreement expired within one year.

The credit agreement contains customary covenants and provisions, including covenants of the Company not to permit, as of the end of any fiscal quarter, (A) the ratio of funded debt to total capitalization (determined on a consolidated basis) to be greater than 65 percent or (B) the ratio of funded debt to capitalization (determined with respect to the Company alone, excluding its subsidiaries) to be greater than 65 percent. Other covenants include limitations on the sale of certain assets and on the making of certain loans and investments.

There are no credit facilities that contain cross-default provisions between the Company and any of its subsidiaries.

Intermountain Gas Company The credit agreement contains customary covenants and provisions, including covenants of Intermountain not to permit, as of the end of any fiscal quarter, the ratio of funded debt to total capitalization (determined on a consolidated basis) to be greater than 65 percent. Other covenants include limitations on the sale of certain assets and on the making of certain loans and investments.

Intermountain's credit agreement contains cross-default provisions. These provisions state that if (i) Intermountain fails to make any payment with respect to any indebtedness or guarantee in excess of a specified amount, (ii) any other event occurs that would permit the holders of indebtedness or the beneficiaries of guarantees to become payable, or (iii) certain conditions result in an early termination date under any swap contract that is in excess of $10 million, then Intermountain shall be in default under the revolving credit agreement.

MDU Energy Capital, LLC The ability to request additional borrowings under the master shelf agreement expired in 2010; however, there is debt outstanding that is reflected in the following table. The master shelf agreement contains customary covenants and provisions, including covenants of MDU Energy Capital not to permit (A) the ratio of its total debt (on a consolidated basis) to adjusted total capitalization to be greater than 70 percent, or (B) the ratio of subsidiary debt to subsidiary capitalization to be greater than 65 percent, or (C) the ratio of Intermountain's total debt (determined on a consolidated basis) to total capitalization to be greater than 65 percent. The agreement also includes a covenant requiring the ratio of MDU Energy Capital earnings before interest and taxes to interest expense (on a consolidated basis), for the 12-month period ended each fiscal quarter, to be greater than 1.5 to 1. In addition, payment obligations under the master shelf agreement may be accelerated upon the occurrence of an event of default (as described in the agreement).

Centennial Energy Holdings, Inc. The ability to request additional borrowings under an uncommitted long-term master shelf agreement expired; however, there is debt outstanding that is reflected in the following table. The uncommitted long-term master shelf agreement contains customary covenants and provisions, including a covenant of Centennial and certain of its subsidiaries, not to permit, as of the end of any fiscal quarter, the ratio of total debt to total capitalization to be greater than 60 percent. The master shelf agreement also includes a covenant that does not permit the ratio of Centennial's earnings before interest, taxes, depreciation and amortization to interest expense, for the 12-month period ended each fiscal quarter, to be less than 1.75 to 1. Other covenants include minimum consolidated net worth, limitation on priority debt and restrictions on the sale of certain assets and on the making of certain loans and investments.

Williston Basin Interstate Pipeline Company The ability to request additional borrowings under the uncommitted long-term private shelf agreement expired December 23, 2011; however, there is debt outstanding that is reflected in the following table. The uncommitted long-term private shelf agreement contains customary covenants and provisions, including a covenant of Williston Basin not to permit, as of the end of any fiscal quarter, the ratio of total debt to total capitalization to be greater than 55 percent. Other covenants include limitation on priority debt and some restrictions on the sale of certain assets and the making of certain investments.

FORM 10-K

Long-term Debt Outstanding Long-term debt outstanding at December 31 was as follows:

	2011	2010
	(In thousands)	
Senior Notes at a weighted average rate of 6.01%, due on dates ranging from May 15, 2012 to March 8, 2037	**$1,287,576**	$1,358,848
Medium-Term Notes at a weighted average rate of 7.72%, due on dates ranging from September 4, 2012 to March 16, 2029	**81,000**	81,000
Other notes at a weighted average rate of 5.24%, due on dates ranging from September 1, 2020 to February 1, 2035	**40,469**	41,189
Credit agreements at a weighted average rate of 2.98%, due on dates ranging from September 30, 2012 to November 30, 2038	**15,633**	25,715
Total long-term debt	**1,424,678**	1,506,752
Less current maturities	**139,267**	72,797
Net long-term debt	**$1,285,411**	$1,433,955

The amounts of scheduled long-term debt maturities for the five years and thereafter following December 31, 2011, aggregate $139.3 million in 2012; $267.3 million in 2013; $9.3 million in 2014; $266.4 million in 2015; $288.4 million in 2016 and $454.0 million thereafter.

Note 10 – Asset Retirement Obligations

The Company records obligations related to the plugging and abandonment of natural gas and oil wells, decommissioning of certain electric generating facilities, reclamation of certain aggregate properties, special handling and disposal of hazardous materials at certain electric generating facilities, natural gas distribution facilities and buildings, and certain other obligations.

A reconciliation of the Company's liability, which is included in other liabilities, for the years ended December 31 was as follows:

	2011	2010
	(In thousands)	
Balance at beginning of year	**$ 95,970**	$ 76,359
Liabilities incurred	**3,870**	8,608
Liabilities acquired	**–**	5,272
Liabilities settled	**(10,418)**	(10,740)
Accretion expense	**4,466**	3,588
Revisions in estimates	**3,921**	12,621
Other	**342**	262
Balance at end of year	**$ 98,151**	$ 95,970

The Company believes that any expenses related to asset retirement obligations at the Company's regulated operations will be recovered in rates over time and, accordingly, defers such expenses as regulatory assets.

The fair value of assets that are legally restricted for purposes of settling asset retirement obligations at December 31, 2011 and 2010, was $5.7 million and $5.7 million, respectively.

Note 11 – Preferred Stocks

Preferred stocks at December 31 were as follows:

	2011	2010
	(Dollars in thousands)	
Authorized:		
Preferred –		
500,000 shares, cumulative, par value $100, issuable in series		
Preferred stock A –		
1,000,000 shares, cumulative, without par value, issuable in series (none outstanding)		
Preference –		
500,000 shares, cumulative, without par value, issuable in series (none outstanding)		
Outstanding:		
4.50% Series – 100,000 shares	**$10,000**	$10,000
4.70% Series – 50,000 shares	**5,000**	5,000
Total preferred stocks	**$15,000**	$15,000

For the years 2011, 2010 and 2009, dividends declared on the 4.50% Series and 4.70% Series preferred stocks were $4.50 and $4.70 per share, respectively. The 4.50% Series and 4.70% Series preferred stocks outstanding are subject to redemption, in whole or in part, at the option of the Company with certain limitations on 30 days notice on any quarterly dividend date at a redemption price, plus accrued dividends, of $105 per share and $102 per share, respectively.

In the event of a voluntary or involuntary liquidation, all preferred stock series holders are entitled to $100 per share, plus accrued dividends.

The affirmative vote of two-thirds of a series of the Company's outstanding preferred stock is necessary for amendments to the Company's charter or bylaws that adversely affect that series; creation of or increase in the amount of authorized stock ranking senior to that series (or an affirmative majority vote where the authorization relates to a new class of stock that ranks on parity with such series); a voluntary liquidation or sale of substantially all of the Company's assets; a merger or consolidation, with certain exceptions; or the partial retirement of that series of preferred stock when all dividends on that series of preferred stock have not been paid. The consent of the holders of a particular series is not required for such corporate actions if the equivalent vote of all outstanding series of preferred stock voting together has consented to the given action and no particular series is affected differently than any other series.

Subject to the foregoing, the holders of common stock exclusively possess all voting power. However, if cumulative dividends on preferred stock are in arrears, in whole or in part, for one year, the holders of preferred stock would obtain the right to one vote per share until all dividends in arrears have been paid and current dividends have been declared and set aside.

Note 12 – Common Stock

The Stock Purchase Plan provides interested investors the opportunity to make optional cash investments and to reinvest all or a percentage of their cash dividends in shares of the Company's common stock. The K-Plan is partially funded with the Company's common stock. From January 2009 through December 2011, purchases of shares of common stock on the open market were used to fund the Stock Purchase Plan and K-Plan. At December 31, 2011, there were 23.2 million shares of common stock reserved for original issuance under the Stock Purchase Plan and K-Plan.

The Company depends on earnings from its divisions and dividends from its subsidiaries to pay dividends on common stock. The declaration and payment of dividends is at the sole discretion of the board of directors, subject to limitations imposed by the Company's credit agreements, federal and state laws, and applicable regulatory limitations. In addition, the Company and Centennial are generally restricted to paying dividends out of capital accounts or net assets. The most restrictive limitations are discussed below.

Pursuant to a covenant under a credit agreement, Centennial may only make distributions to the Company in an amount up to 100 percent of Centennial's consolidated net income after taxes for the immediately preceding fiscal year. Intermountain and Cascade have regulatory limitations on the amount of dividends each can pay. Based on these limitations, approximately $2.2 billion of the net assets of the Company's subsidiaries were restricted from being used to transfer funds to the Company at December 31, 2011. In addition, the Company's credit agreement also contains restrictions on dividend payments. The most restrictive limitation requires the Company not to permit the ratio of funded debt to capitalization (determined with respect to the Company alone, excluding its subsidiaries) to be greater than 65 percent. Based on this limitation, approximately $136 million of the Company's (excluding its subsidiaries) net assets would be restricted from use for dividend payments at December 31, 2011. In addition, state regulatory commissions may require the Company to maintain certain capitalization ratios. These requirements are not expected to affect the Company's ability to pay dividends in the near term.

Note 13 – Stock-Based Compensation

The Company has several stock-based compensation plans under which it is currently authorized to grant restricted stock and stock. As of December 31, 2011, there are 6.3 million remaining shares available to grant under these plans. The Company generally issues new shares of common stock to satisfy restricted stock, stock and performance share awards.

Total stock-based compensation expense was $3.5 million, net of income taxes of $2.2 million in 2011; $3.4 million, net of income taxes of $2.1 million in 2010; and $3.4 million, net of income taxes of $2.2 million in 2009.

As of December 31, 2011, total remaining unrecognized compensation expense related to stock-based compensation was approximately $5.5 million (before income taxes) which will be amortized over a weighted average period of 1.6 years.

Stock options

The Company had granted stock options to directors, key employees and employees. The Company has not granted stock options since 2003. Options granted to key employees automatically vested after nine years, but the plan provided for accelerated vesting based on the attainment of certain performance goals or upon a change in control of the Company, and expired 10 years after the date of grant. Options granted to employees vested three years after the date of grant and expired 10 years after the date of grant. Options granted to directors vested at the date of grant and expire 10 years after the date of grant.

The fair value of each option outstanding was estimated on the date of grant using the Black-Scholes option-pricing model.

A summary of the status of the stock option plans at December 31, 2011, and changes during the year then ended was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance at beginning of year	440,984	$13.34
Forfeited	(3,893)	13.22
Exercised	(430,341)	13.34
Balance at end of year	6,750	13.03
Exercisable at end of year	6,750	$13.03

Stock options outstanding as of December 31, 2011, had an aggregate intrinsic value of $57,000, and approximately six months of remaining contractual life. The aggregate intrinsic value represents the total intrinsic value (before income taxes), based on the Company's stock price on December 31, 2011, which would have been received by the option holders had all option holders exercised their options as of that date.

The Company received cash of $5.7 million, $5.0 million and $2.1 million from the exercise of stock options for the years ended December 31, 2011, 2010 and 2009, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009, was $3.3 million, $2.6 million and $1.3 million, respectively.

Stock awards

Nonemployee directors may receive shares of common stock instead of cash in payment for directors' fees under the nonemployee director stock compensation plan. There were 55,141 shares with a fair value of $1.1 million, 43,128 shares with a fair value of $849,000 and 49,649 shares with a fair value of $879,000 issued under this plan during the years ended December 31, 2011, 2010 and 2009, respectively.

Performance share awards

Since 2003, key employees of the Company have been awarded performance share awards each year. Entitlement to performance shares is based on the Company's total shareholder return over designated performance periods as measured against a selected peer group.

Target grants of performance shares outstanding at December 31, 2011, were as follows:

Grant Date	Performance Period	Target Grant of Shares
February 2009	2009-2011	257,836
March 2010	2010-2012	227,009
February 2011	2011-2013	277,309

Participants may earn from zero to 200 percent of the target grant of shares based on the Company's total shareholder return relative to that of the selected peer group. Compensation expense is based on the grant-date fair value as determined by Monte Carlo simulation. The blended volatility term structure ranges are comprised of 50 percent historical volatility and 50 percent implied volatility. Risk-free interest rates were based on U.S. Treasury security rates in effect as of the grant date. Assumptions used for grants of performance shares issued in 2011, 2010 and 2009 were:

	2011	2010	2009
Grant-date fair value	**$19.99**	$17.40	$20.39
Blended volatility range	**23.20% – 32.18%**	25.69% – 35.36%	40.40% – 50.98%
Risk-free interest rate range	**.09% – 1.34%**	.13% – 1.45%	.30% – 1.36%
Discounted dividends per share	**$ 1.23**	$ 1.04	$ 1.79

There were no performance shares that vested in 2011. The fair value of performance share awards that vested during the years ended December 31, 2010 and 2009, was $3.5 million and $2.8 million, respectively.

A summary of the status of the performance share awards for the year ended December 31, 2011, was as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of period	669,685	$22.19
Granted	278,252	19.99
Vested	–	–
Forfeited	(185,783)	30.55
Nonvested at end of period	762,154	$19.35

Note 14 – Income Taxes

The components of income (loss) before income taxes from continuing operations for each of the years ended December 31 were as follows:

	2011	2010	2009
		(In thousands)	
United States	**$333,486**	$336,450	$(227,021)
Foreign	**2,740**	30,100	7,655
Income (loss) before income taxes from continuing operations	**$336,226**	$366,550	$(219,366)

Income tax expense (benefit) from continuing operations for the years ended December 31 was as follows:

	2011	2010	2009
		(In thousands)	
Current:			
Federal	$ (7,188)	$ 37,014	$ 64,389
State	778	10,589	8,284
Foreign	127	4,451	254
	(6,283)	52,054	72,927
Deferred:			
Income taxes –			
Federal	105,528	62,618	(147,607)
State	13,157	4,147	(22,370)
Investment tax credit – net	240	(180)	213
	118,925	66,585	(169,764)
Change in uncertain tax benefits	(1,048)	3,230	562
Change in accrued interest	(1,320)	661	183
Total income tax expense (benefit)	$110,274	$122,530	$ (96,092)

Components of deferred tax assets and deferred tax liabilities at December 31 were as follows:

	2011	2010
	(In thousands)	
Deferred tax assets:		
Regulatory matters	$ 119,189	$ 114,427
Accrued pension costs	95,260	82,085
Asset retirement obligations	26,380	24,391
Legal and environmental contingencies	21,788	13,622
Compensation-related	16,241	17,261
Other	41,055	40,307
Total deferred tax assets	319,913	292,093
Deferred tax liabilities:		
Depreciation and basis differences on property, plant and equipment	715,482	679,809
Basis differences on natural gas and oil producing properties	210,146	152,455
Regulatory matters	84,963	64,017
Intangible asset amortization	14,307	14,843
Other	23,774	20,348
Total deferred tax liabilities	1,048,672	931,472
Net deferred income tax liability	$ (728,759)	$(639,379)

As of December 31, 2011 and 2010, no valuation allowance has been recorded associated with the previously identified deferred tax assets.

The following table reconciles the change in the net deferred income tax liability from December 31, 2010, to December 31, 2011, to deferred income tax expense:

	2011
	(In thousands)
Change in net deferred income tax liability from the preceding table	$ 89,380
Deferred taxes associated with other comprehensive loss	9,678
Deferred taxes associated with discontinued operations	8,090
Other	11,777
Deferred income tax expense for the period	$118,925

Total income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate to income (loss) before taxes. The reasons for this difference were as follows:

Years ended December 31,	2011		2010		2009	
	Amount	%	Amount	%	Amount	%
			(Dollars in thousands)			
Computed tax at federal statutory rate	**$117,679**	**35.0**	$128,293	35.0	$(76,778)	35.0
Increases (reductions) resulting from:						
State income taxes, net of federal income tax benefit (expense)	**10,653**	**3.2**	10,210	2.8	(7,280)	3.3
Resolution of tax matters and uncertain tax positions	**(3,906)**	**(1.2)**	667	.2	881	(.4)
Federal renewable energy credit	**(3,485)**	**(1.0)**	(2,185)	(.6)	(1,452)	.7
Depletion allowance	**(3,266)**	**(1.0)**	(2,810)	(.8)	(2,320)	1.0
Deductible K-Plan dividends	**(2,282)**	**(.7)**	(2,309)	(.6)	(2,369)	1.1
Foreign operations	**(391)**	**(.1)**	(588)	(.2)	(1,148)	.5
Domestic production activities deduction	**–**	**–**	–	–	(856)	.4
Other	**(4,728)**	**(1.4)**	(8,748)	(2.4)	(4,770)	2.2
Total income tax expense (benefit)	**$110,274**	**32.8**	$122,530	33.4	$(96,092)	43.8

The income tax benefit in 2009 resulted largely from the Company's write-down of natural gas and oil properties, as discussed in Note 1.

Deferred income taxes have been accrued with respect to temporary differences related to the Company's foreign operations. The amount of cumulative undistributed earnings for which there are temporary differences is approximately $6.9 million at December 31, 2011. The amount of deferred tax liability, net of allowable foreign tax credits, associated with the undistributed earnings at December 31, 2011, was approximately $1.6 million.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state, local and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years ending prior to 2007.

A reconciliation of the unrecognized tax benefits (excluding interest) for the years ended December 31 was as follows:

	2011	2010	2009
		(In thousands)	
Balance at beginning of year	**$ 9,378**	$6,148	$5,586
Additions for tax positions of prior years	**4,172**	3,230	562
Settlements	**(2,344)**	–	–
Balance at end of year	**$11,206**	$9,378	$6,148

Included in the balance of unrecognized tax benefits at December 31, 2011 and 2010, were $6.6 million and $3.8 million, respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $6.0 million, including approximately $1.4 million for the payment of interest and penalties at December 31, 2011, and was $7.1 million, including approximately $1.5 million for the payment of interest and penalties at December 31, 2010.

It is likely that substantially all of the unrecognized tax benefits, as well as interest, at December 31, 2011, will be settled in the next twelve months due to the anticipated settlement of federal and state audits.

For the years ended December 31, 2011, 2010 and 2009, the Company recognized approximately $780,000, $2.0 million and $190,000, respectively, in interest expense. Penalties were not material in 2011, 2010 and 2009. The Company recognized interest income of approximately $1.9 million, $20,000 and $165,000 for the years ended December 31, 2011, 2010 and 2009, respectively. The Company had accrued liabilities of approximately $970,000 and $2.3 million at December 31, 2011 and 2010, respectively, for the payment of interest.

Note 15 – Business Segment Data

The Company's reportable segments are those that are based on the Company's method of internal reporting, which generally segregates the strategic business units due to differences in products, services and regulation. The vast majority of the Company's operations are located within the United States. The Company also has investments in foreign countries, which largely consist of Centennial Resources' equity method investment in ECTE.

The electric segment generates, transmits and distributes electricity in Montana, North Dakota, South Dakota and Wyoming. The natural gas distribution segment distributes natural gas in those states as well as in Idaho, Minnesota, Oregon and Washington. These operations also supply related value-added services.

The pipeline and energy services segment provides natural gas transportation, underground storage and gathering services through regulated and nonregulated pipeline systems primarily in the Rocky Mountain and northern Great Plains regions of the United States. This segment also provides cathodic protection and other energy-related services.

The exploration and production segment is engaged in natural gas and oil acquisition, exploration, development and production activities in the Rocky Mountain and Mid-Continent regions of the United States and in and around the Gulf of Mexico.

The construction materials and contracting segment mines aggregates and markets crushed stone, sand, gravel and related construction materials, including ready-mixed concrete, cement, asphalt, liquid asphalt and other value-added products. It also performs integrated contracting services. This segment operates in the central, southern and western United States and Alaska and Hawaii.

The construction services segment specializes in constructing and maintaining electric and communication lines, gas pipelines, fire suppression systems, and external lighting and traffic signalization equipment. This segment also provides utility excavation services and inside electrical wiring, cabling and mechanical services, sells and distributes electrical materials, and manufactures and distributes specialty equipment.

The Other category includes the activities of Centennial Capital, which insures various types of risks as a captive insurer for certain of the Company's subsidiaries. The function of the captive insurer is to fund the deductible layers of the insured companies' general liability and automobile liability coverages. Centennial Capital also owns certain real and personal property. The Other category also includes Centennial Resources' equity method investment in ECTE.

The information below follows the same accounting policies as described in the Summary of Significant Accounting Policies. Information on the Company's businesses as of December 31 and for the years then ended was as follows:

	2011	2010	2009
		(In thousands)	
External operating revenues:			
Electric	**$ 225,468**	$ 211,544	$ 196,171
Natural gas distribution	**907,400**	892,708	1,072,776
Pipeline and energy services	**210,846**	254,776	235,322
	1,343,714	1,359,028	1,504,269
Exploration and production	**359,873**	318,570	338,425
Construction materials and contracting	**1,509,538**	1,445,148	1,515,122
Construction services	**834,918**	786,802	818,685
Other	**2,449**	147	–
	2,706,778	2,550,667	2,672,232
Total external operating revenues	**$4,050,492**	$3,909,695	$4,176,501
Intersegment operating revenues:			
Electric	**$ –**	$ –	$ –
Natural gas distribution	**–**	–	–
Pipeline and energy services	**67,497**	75,033	72,505
Exploration and production	**93,713**	115,784	101,230
Construction materials and contracting	**472**	–	–
Construction services	**19,471**	2,298	379
Other	**8,997**	7,580	9,487
Intersegment eliminations	**(190,150)**	(200,695)	(183,601)
Total intersegment operating revenues	**$ –**	$ –	$ –

	2011	2010	2009
		(In thousands)	
Depreciation, depletion and amortization:			
Electric	**$ 32,177**	$ 27,274	$ 24,637
Natural gas distribution	**44,641**	43,044	42,723
Pipeline and energy services	**25,502**	26,001	25,581
Exploration and production	**142,645**	130,455	129,922
Construction materials and contracting	**85,459**	88,331	93,615
Construction services	**11,399**	12,147	12,760
Other	**1,572**	1,591	1,304
Total depreciation, depletion and amortization	**$343,395**	$328,843	$ 330,542
Interest expense:			
Electric	**$ 13,745**	$ 12,216	$ 9,577
Natural gas distribution	**29,444**	28,996	30,656
Pipeline and energy services	**10,516**	9,064	8,896
Exploration and production	**7,445**	8,580	10,621
Construction materials and contracting	**16,241**	19,859	20,495
Construction services	**4,473**	4,411	4,490
Other	**–**	47	43
Intersegment eliminations	**(510)**	(162)	(679)
Total interest expense	**$ 81,354**	$ 83,011	$ 84,099
Income taxes:			
Electric	**$ 7,242**	$ 11,187	$ 8,205
Natural gas distribution	**16,931**	12,171	16,331
Pipeline and energy services	**12,912**	13,933	22,982
Exploration and production	**46,298**	49,034	(187,000)
Construction materials and contracting	**11,227**	13,822	25,940
Construction services	**13,426**	11,456	15,189
Other	**2,238**	10,927	2,261
Total income taxes	**$110,274**	$122,530	$ (96,092)
Earnings (loss) on common stock:			
Electric	**$ 29,258**	$ 28,908	$ 24,099
Natural gas distribution	**38,398**	36,944	30,796
Pipeline and energy services	**23,082**	23,208	37,845
Exploration and production	**80,282**	85,638	(296,730)
Construction materials and contracting	**26,430**	29,609	47,085
Construction services	**21,627**	17,982	25,589
Other	**6,190**	21,046	7,357
Earnings (loss) on common stock before loss from discontinued operations	**225,267**	243,335	(123,959)
Loss from discontinued operations, net of tax*	**(12,926)**	(3,361)	–
Total earnings (loss) on common stock	**$212,341**	$239,974	$(123,959)
Capital expenditures:			
Electric	**$ 52,072**	$ 85,787	$ 115,240
Natural gas distribution	**70,624**	75,365	43,820
Pipeline and energy services	**45,556**	14,255	70,168
Exploration and production	**272,855**	355,845	183,140
Construction materials and contracting	**52,303**	25,724	26,313
Construction services	**9,711**	14,849	12,814
Other	**18,759**	2,182	3,196
Net proceeds from sale or disposition of property and other	**(40,857)**	(78,761)	(26,679)
Total net capital expenditures	**$481,023**	$495,246	$ 428,012

FORM 10-K

	2011	2010	2009
		(In thousands)	
Assets:			
Electric**	**$ 672,940**	$ 643,636	$ 569,666
Natural gas distribution**	**1,679,091**	1,632,012	1,588,144
Pipeline and energy services	**526,797**	523,075	538,230
Exploration and production	**1,481,556**	1,342,808	1,137,628
Construction materials and contracting	**1,374,026**	1,382,836	1,449,469
Construction services	**418,519**	387,627	328,895
Other***	**403,196**	391,555	378,920
Total assets	**$6,556,125**	$6,303,549	$5,990,952
Property, plant and equipment:			
Electric**	**$1,068,524**	$1,027,034	$ 941,791
Natural gas distribution**	**1,568,866**	1,508,845	1,456,208
Pipeline and energy services	**719,291**	683,807	675,199
Exploration and production	**2,615,146**	2,356,938	2,028,794
Construction materials and contracting	**1,499,852**	1,486,375	1,514,989
Construction services	**124,796**	122,940	116,236
Other	**49,747**	32,564	33,365
Less accumulated depreciation, depletion and amortization	**3,361,208**	3,103,323	2,872,465
Net property, plant and equipment	**$4,285,014**	$4,115,180	$3,894,117

* Reflected in the Other category.
** Includes allocations of common utility property.
*** Includes assets not directly assignable to a business (i.e. cash and cash equivalents, certain accounts receivable, certain investments and other miscellaneous current and deferred assets).
Note: The results reflect a $620.0 million ($384.4 million after tax) noncash write-down of natural gas and oil properties in 2009.

Excluding the natural gas gathering arbitration charge of $16.5 million (after tax) in 2010, as discussed in Note 19, earnings from electric, natural gas distribution and pipeline and energy services are substantially all from regulated operations. Earnings from exploration and production, construction materials and contracting, construction services and other are all from nonregulated operations.

Capital expenditures for 2011, 2010 and 2009 include noncash transactions, including the issuance of the Company's equity securities, in connection with acquisitions. The net noncash transactions were $24.0 million in 2011, $17.5 million in 2010 and immaterial in 2009.

Note 16 – Employee Benefit Plans

Pension and other postretirement benefit plans

The Company has noncontributory defined benefit pension plans and other postretirement benefit plans for certain eligible employees. The Company uses a measurement date of December 31 for all of its pension and postretirement benefit plans.

Defined pension plan benefits to all nonunion and certain union employees hired after December 31, 2005, were discontinued. Employees that would have been eligible for defined pension plan benefits are eligible to receive additional defined contribution plan benefits. Effective January 1, 2010, all benefit and service accruals for nonunion and certain union plans were frozen. Effective June 30, 2011, all benefit and service accruals for an additional union plan were frozen. These employees will be eligible to receive additional defined contribution plan benefits.

Effective January 1, 2010, eligibility to receive retiree medical benefits was modified at certain of the Company's businesses. Employees who attain age 55 with 10 years of continuous service by December 31, 2010, will be provided the current retiree medical insurance benefits or can elect the new benefit, if desired, regardless of when they retire. All other current employees must meet the new eligibility criteria of age 60 and 10 years of continuous service at the time they retire. These employees will be eligible for a specified company funded Retiree Reimbursement Account. Employees hired after December 31, 2009, will not be eligible for retiree medical benefits.

Changes in benefit obligation and plan assets for the years ended December 31, 2011 and 2010, and amounts recognized in the Consolidated Balance Sheets at December 31, 2011 and 2010, were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2011	2010	**2011**	2010
	(In thousands)			
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 388,589**	$ 352,915	**$ 91,286**	$ 88,151
Service cost	**2,252**	2,889	**1,443**	1,357
Interest cost	**19,500**	19,761	**4,700**	4,817
Plan participants' contributions	**–**	–	**2,644**	2,500
Amendments	**–**	353	**–**	121
Actuarial loss	**62,722**	34,687	**17,940**	3,228
Curtailment gain	**(13,939)**	–	**–**	–
Benefits paid	**(23,506)**	(22,016)	**(7,324)**	(8,888)
Benefit obligation at end of year	**435,618**	388,589	**110,689**	91,286
Change in net plan assets:				
Fair value of plan assets at beginning of year	**277,598**	255,327	**70,610**	66,984
Actual gain (loss) on plan assets	**(4,718)**	37,853	**(872)**	7,278
Employer contribution	**28,626**	6,434	**3,027**	2,736
Plan participants' contributions	**–**	–	**2,644**	2,500
Benefits paid	**(23,506)**	(22,016)	**(7,324)**	(8,888)
Fair value of net plan assets at end of year	**278,000**	277,598	**68,085**	70,610
Funded status – under	**$(157,618)**	$(110,991)	**$(42,604)**	$(20,676)
Amounts recognized in the Consolidated Balance Sheets at December 31:				
Other accrued liabilities (current)	**$ –**	$ –	**$ (550)**	$ (525)
Other liabilities (noncurrent)	**(157,618)**	(110,991)	**(42,054)**	(20,151)
Net amount recognized	**$(157,618)**	$(110,991)	**$(42,604)**	$(20,676)
Amounts recognized in accumulated other comprehensive (income) loss consist of:				
Actuarial loss	**$ 189,494**	$ 117,840	**$ 43,861**	$ 20,751
Prior service cost (credit)	**(632)**	631	**(8,615)**	(11,292)
Transition obligation	**–**	–	**2,128**	4,253
Total	**$ 188,862**	$ 118,471	**$ 37,374**	$ 13,712

Employer contributions and benefits paid in the preceding table include only those amounts contributed directly to, or paid directly from, plan assets. Accumulated other comprehensive (income) loss in the above table includes amounts related to regulated operations, which are recorded as regulatory assets (liabilities) and are expected to be reflected in rates charged to customers over time.

Unrecognized pension actuarial losses in excess of 10 percent of the greater of the projected benefit obligation or the market-related value of assets are amortized on a straight-line basis over the expected average remaining service lives of active participants for non-frozen plans and over the average life expectancy of plan participants for frozen plans. The market-related value of assets is determined using a five-year average of assets. Unrecognized postretirement net transition obligation is amortized over a 20-year period ending 2012.

The accumulated benefit obligation for the defined benefit pension plans reflected previously was $435.6 million and $374.5 million at December 31, 2011 and 2010, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets at December 31 were as follows:

	2011	2010
	(In thousands)	
Projected benefit obligation	**$435,618**	$388,589
Accumulated benefit obligation	**$435,618**	$374,538
Fair value of plan assets	**$278,000**	$277,598

Components of net periodic benefit cost for the Company's pension and other postretirement benefit plans for the years ended December 31 were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2011	2010	2009	**2011**	2010	2009
			(In thousands)			
Components of net periodic benefit cost:						
Service cost	**$ 2,252**	$ 2,889	$ 8,127	**$ 1,443**	$ 1,357	$ 2,206
Interest cost	**19,500**	19,761	21,919	**4,700**	4,817	5,465
Expected return on assets	**(22,809)**	(23,643)	(25,062)	**(5,051)**	(5,512)	(5,471)
Amortization of prior service cost (credit)	**45**	152	605	**(2,677)**	(3,303)	(2,756)
Recognized net actuarial loss	**4,656**	2,622	2,096	**753**	845	970
Curtailment loss	**1,218**	–	1,650	**–**	–	–
Amortization of net transition obligation	**–**	–	–	**2,125**	2,125	2,125
Net periodic benefit cost, including amount capitalized	**4,862**	1,781	9,335	**1,293**	329	2,539
Less amount capitalized	**1,196**	791	1,127	**(50)**	(92)	330
Net periodic benefit cost	**3,666**	990	8,208	**1,343**	421	2,209
Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive (income) loss:						
Net (gain) loss	**76,310**	20,477	(29,000)	**23,863**	1,462	(2,314)
Prior service cost (credit)	**–**	353	–	**–**	121	(9,321)
Amortization of actuarial loss	**(4,656)**	(2,622)	(2,096)	**(753)**	(845)	(970)
Amortization of prior service (cost) credit	**(1,263)**	(152)	(2,255)	**2,677**	3,303	2,756
Amortization of net transition obligation	**–**	–	–	**(2,125)**	(2,125)	(2,125)
Total recognized in accumulated other comprehensive (income) loss	**70,391**	18,056	(33,351)	**23,662**	1,916	(11,974)
Total recognized in net periodic benefit cost and accumulated other comprehensive (income) loss	**$ 74,057**	$ 19,046	$(25,143)	**$25,005**	$ 2,337	$ (9,765)

The estimated net loss and prior service credit for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2012 are $7.6 million and $85,000, respectively. The estimated net loss, prior service credit and transition obligation for the other postretirement benefit plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2012 are $1.9 million, $1.1 million and $2.1 million, respectively.

Weighted average assumptions used to determine benefit obligations at December 31 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2011	2010	**2011**	2010
Discount rate	**4.16%**	5.26%	**4.13%**	5.21%
Expected return on plan assets	**7.75%**	7.75%	**6.75%**	6.75%
Rate of compensation increase	**N/A**	4.00%	**4.00%**	4.00%

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2011	2010	**2011**	2010
Discount rate	**5.26%**	5.75%	**5.21%**	5.75%
Expected return on plan assets	**7.75%**	8.25%	**6.75%**	7.25%
Rate of compensation increase	**4.00% / N/A***	4.00%	**4.00%**	4.00%

* Effective June 30, 2011, all benefit and service accruals for a union plan were frozen. Compensation increases had previously been frozen for all other plans.

The expected rate of return on pension plan assets is based on the targeted asset allocation range of 60 percent to 70 percent equity securities and 30 percent to 40 percent fixed-income securities and the expected rate of return from these asset categories. The expected rate of return on other postretirement plan assets is based on the targeted asset allocation range of 65 percent to 75 percent equity securities and 25 percent to 35 percent fixed-income securities and the expected rate of return from these asset categories. The expected return on plan assets for other postretirement benefits reflects insurance-related investment costs.

Health care rate assumptions for the Company's other postretirement benefit plans as of December 31 were as follows:

	2011	2010
Health care trend rate assumed for next year	**6.0%-8.0%**	6.0%-8.5%
Health care cost trend rate – ultimate	**5.0%-6.0%**	5.0%-6.0%
Year in which ultimate trend rate achieved	**1999-2017**	1999-2017

The Company's other postretirement benefit plans include health care and life insurance benefits for certain employees. The plans underlying these benefits may require contributions by the employee depending on such employee's age and years of service at retirement or the date of retirement. The accounting for the health care plans anticipates future cost-sharing changes that are consistent with the Company's expressed intent to generally increase retiree contributions each year by the excess of the expected health care cost trend rate over 6 percent.

Assumed health care cost trend rates may have a significant effect on the amounts reported for the health care plans. A one percentage point change in the assumed health care cost trend rates would have had the following effects at December 31, 2011:

	1 Percentage Point Increase	1 Percentage Point Decrease
	(In thousands)	
Effect on total of service and interest cost components	$ 171	$ (822)
Effect on postretirement benefit obligation	$3,175	$(10,946)

The Company's pension assets are managed by 12 outside investment managers. The Company's other postretirement assets are managed by one outside investment manager. The Company's investment policy with respect to pension and other postretirement assets is to make investments solely in the interest of the participants and beneficiaries of the plans and for the exclusive purpose of providing benefits accrued and defraying the reasonable expenses of administration. The Company strives to maintain investment diversification to assist in minimizing the risk of large losses. The Company's policy guidelines allow for investment of funds in cash equivalents, fixed-income securities and equity securities. The guidelines prohibit investment in commodities and futures contracts, equity private placement, employer securities, leveraged or derivative securities, options, direct real estate investments, precious metals, venture capital and limited partnerships. The guidelines also prohibit short selling and margin transactions. The Company's practice is to periodically review and rebalance asset categories based on its targeted asset allocation percentage policy.

The fair value of the Company's pension net plan assets by class is as follows:

	Fair Value Measurements at December 31, 2011, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2011
		(In thousands)		
Assets:				
Cash equivalents	$ 2,256	$17,534	$ –	$ 19,790
Equity securities:				
U.S. companies	99,315	–	–	99,315
International companies	35,353	–	–	35,353
Collective and mutual funds (a)	43,214	15,541	–	58,755
Corporate bonds	–	23,579	289	23,868
Mortgage-backed securities	–	22,987	–	22,987
Municipal bonds	–	9,290	–	9,290
U.S. Treasury securities	–	8,642	–	8,642
Total assets measured at fair value	$180,138	$97,573	$289	$278,000

(a) Collective and mutual funds invest approximately 26 percent in common stock of mid-cap U.S. companies, 26 percent in common stock of large-cap U.S. companies, 13 percent in U.S. Treasuries, 6 percent in corporate bonds and 29 percent in other investments.

FORM 10-K

	Fair Value Measurements at December 31, 2010, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2010
	(In thousands)			
Assets:				
Cash equivalents	$ 4,663	$ 8,699	$ –	$ 13,362
Equity securities:				
U.S. companies	102,944	–	–	102,944
International companies	40,017	–	–	40,017
Collective and mutual funds (a)	45,410	17,701	–	63,111
Collateral held on loaned securities (b)	–	23,148	694	23,842
Corporate bonds	–	23,014	–	23,014
Mortgage-backed securities	–	19,478	–	19,478
U.S. Treasury securities	–	9,239	–	9,239
Municipal bonds	–	8,285	–	8,285
Total assets measured at fair value	193,034	109,564	694	303,292
Liabilities:				
Obligation for collateral received	25,694	–	–	25,694
Net assets measured at fair value	$167,340	$109,564	$694	$277,598

(a) Collective and mutual funds invest approximately 28 percent in common stock of mid-cap U.S. companies, 24 percent in common stock of large-cap U.S. companies, 13 percent in U.S. Treasuries, 11 percent in mortgage-backed securities, 10 percent in corporate bonds, 8 percent in foreign fixed-income investments and 6 percent in common stock of small-cap U.S. companies.

(b) This class includes collateral held at December 31, 2010, as a result of participation in a securities lending program. Cash collateral is invested by the trustee primarily in repurchase agreements, mutual funds and commercial paper.

The following table sets forth a summary of changes in the fair value of the pension plan's Level 3 assets for the year ended December 31, 2011:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Corporate Bonds	Collateral Held on Loaned Securities	Total
	(In thousands)		
Balance at beginning of year	$ –	$ 694	$ 694
Total realized/unrealized losses	(2)	(259)	(261)
Purchases, issuances and settlements (net)	291	(435)	(144)
Balance at end of year	$289	$ –	$ 289

The following table sets forth a summary of changes in the fair value of the pension plan's Level 3 assets for the year ended December 31, 2010:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Collateral Held on Loaned Securities
	(In thousands)
Balance at beginning of year	$ 937
Total realized/unrealized losses	189
Purchases, issuances and settlements (net)	(432)
Balance at end of year	$ 694

The fair value of the Company's other postretirement benefit plan assets by asset class is as follows:

	Fair Value Measurements at December 31, 2011, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2011
	(In thousands)			
Assets:				
Cash equivalents	$ 59	$ 1,836	$ –	$ 1,895
Equity securities:				
U.S. companies	2,098	–	–	2,098
International companies	262	–	–	262
Insurance investment contract*	–	63,830	–	63,830
Total assets measured at fair value	$2,419	$65,666	$ –	$68,085

* The insurance investment contract invests approximately 49 percent in common stock of large-cap U.S. companies, 15 percent in U.S. Treasuries, 12 percent in mortgage-backed securities, 11 percent in corporate bonds, and 13 percent in other investments.

	Fair Value Measurements at December 31, 2010, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2010
	(In thousands)			
Assets:				
Cash equivalents	$ 53	$ 1,274	$ –	$ 1,327
Equity securities:				
U.S. companies	2,791	–	–	2,791
International companies	353	–	–	353
Insurance investment contract*	–	66,139	–	66,139
Total assets measured at fair value	$3,197	$67,413	$ –	$70,610

* The insurance investment contract invests approximately 53 percent in common stock of large-cap U.S. companies, 21 percent in corporate bonds, 12 percent in mortgage-backed securities and 14 percent in other investments.

The Company expects to contribute approximately $20.2 million to its defined benefit pension plans and approximately $4.0 million to its postretirement benefit plans in 2012.

The following benefit payments, which reflect future service, as appropriate, and expected Medicare Part D subsidies are as follows:

Years	Pension Benefits	Other Postretirement Benefits	Expected Medicare Part D Subsidy
		(In thousands)	
2012	$ 22,426	$ 6,892	$ 618
2013	22,811	7,062	656
2014	23,082	7,188	694
2015	23,508	7,298	730
2016	23,893	7,371	766
2017 – 2021	127,895	37,682	4,322

Nonqualified benefit plans

In addition to the qualified plan defined pension benefits reflected in the table at the beginning of this note, the Company also has unfunded, nonqualified benefit plans for executive officers and certain key management employees that generally provide for defined benefit payments at age 65 following the employee's retirement or to their beneficiaries upon death for a 15-year period. The Company had investments of $76.9 million and $77.5 million at December 31, 2011 and 2010, respectively, consisting of equity securities of $38.4 million and $39.5 million, respectively, life insurance carried on plan participants (payable upon the employee's death) of $31.8 million and $30.7 million, respectively, and other investments of $6.7 million and $7.3 million, respectively. The Company anticipates using these investments to satisfy obligations under these plans. The Company's net periodic benefit cost for these plans was $8.1 million, $7.8 million and $8.8 million in 2011, 2010 and 2009, respectively. The total projected benefit obligation for these plans was $113.8 million and $99.4 million at December 31, 2011 and 2010, respectively. The accumulated benefit obligation for these plans was $105.7 million and $93.2 million at December 31, 2011 and 2010, respectively. A weighted average discount rate of 4.00 percent and 5.11 percent at December 31, 2011 and 2010, respectively, and a rate of compensation increase of 4.00 percent at December 31, 2011 and 2010, were used to determine benefit obligations. A discount rate of 5.11 percent and 5.75 percent at December 31, 2011 and 2010, respectively, and a rate of compensation increase of 4.00 percent at December 31, 2011 and 2010, were used to determine net periodic benefit cost.

The amount of benefit payments for the unfunded, nonqualified benefit plans are expected to aggregate $5.2 million in 2012; $5.9 million in 2013; $5.8 million in 2014; $6.9 million in 2015; $6.8 million in 2016 and $38.3 million for the years 2017 through 2021.

Defined contribution plans

The Company sponsors various defined contribution plans for eligible employees. Costs incurred by the Company under these plans were $27.1 million in 2011, $24.4 million in 2010 and $20.5 million in 2009.

Multiemployer plans

The Company contributes to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

- Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers
- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers
- If the Company chooses to stop participating in some of its multiemployer plans, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability

The Company's participation in these plans for the annual period ended December 31, 2011, is outlined in the following table. Unless otherwise noted, the most recent Pension Protection Act zone status available in 2011 and 2010 is for the plan's year-end at December 31, 2010, and December 31, 2009, respectively. The zone status is based on information that the Company received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are between 65 percent and 80 percent funded, and plans in the green zone are at least 80 percent funded. From 2009 to 2010 and 2010 to 2011, contributions by the Company to multiemployer defined benefit pension plans decreased as a result of a reduction in covered employees corresponding to a decline in overall business.

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone Status		FIP/RP Status Pending/ Implemented	Contributions			Surcharge Imposed	Expiration Date of Collective Bargaining Agreement
		2011	2010		**2011**	2010	2009		
					(In thousands)				
Edison Pension Plan	93-6061681-001	Green	Green	No	**$ 2,700**	$ 1,933	$ 1,627	No	12/31/2012
IBEW Local 38 Pension Plan	34-6574238-001	Yellow as of 4/30/2011	Yellow as of 4/30/2010	Implemented	**1,469**	1,277	594	No	*
IBEW Local No. 82 Pension Plan	31-6127268-001	Red as of 6/30/2011	Red as of 6/30/2010	Implemented	**1,331**	1,569	1,197	No	*
IBEW Local 648 Pension Plan	31-6134845-001	Red as of 2/28/2011	Red as of 2/28/2010	Implemented	**722**	781	641	No	8/31/2012
Laborers Pension Trust Fund for Northern California	94-6277608-001	Yellow as of 5/31/2011	Yellow as of 5/31/2010	Implemented	**628**	413	325	No	6/30/2012*
Local Union 212 IBEW Pension Trust Fund	31-6127280-001	Yellow as of 4/30/2011	Yellow as of 4/30/2010	Implemented	**776**	679	469	No	*
National Electrical Benefit Fund	53-0181657-001	Green	Green	No	**4,841**	4,826	5,462	No	5/31/2014*
OE Pension Trust Fund	94-6090764-001	Yellow	Yellow	Implemented	**1,367**	1,035	1,061	No	3/31/2016*
Other funds					**15,324**	17,763	21,103		
Total contributions					**$29,158**	$30,276	$32,479		

* Plan includes collective bargaining agreements which have expired. The agreements contain provisions that automatically renew the existing contracts in lieu of a new negotiated collective bargaining agreement.

The Company was listed in the plans' Forms 5500 as providing more than 5 percent of the total contributions for the following plans and plan years:

Pension Fund	Year Contributions to Plan Exceeded More Than 5 Percent of Total Contributions (as of December 31 of the Plan's Year-End)
Defined Benefit Pension Plan of AGC-IUOE Local 701 Pension Trust Fund	2010 and 2009
Edison Pension Plan	2010 and 2009
Eighth District Electrical Pension Fund	2010 and 2009
IBEW Local 38 Pension Plan	2010 and 2009
IBEW Local No. 82 Pension Plan	2010 and 2009
IBEW Local Union No. 357 Pension Plan A	2010 and 2009
IBEW Local 648 Pension Plan	2010 and 2009
Idaho Plumbers and Pipefitters Pension Plan	2010 and 2009
Laborers AGC Pension Trust of Montana	2009
Local Union No. 124 IBEW Pension Trust Fund	2010 and 2009
Local Union 212 IBEW Pension Trust Fund	2010 and 2009
Minnesota Teamsters Constr Division Pension Fund	2010 and 2009
Operating Engineers Local 800 and Wyoming Contractors Association, Inc. Pension Plan for Wyoming	2010 and 2009
Plumbers & Pipefitters Local 162 Pension Fund	2010 and 2009
Southwest Marine Pension Trust	2009

The Company also contributes to a number of multiemployer other postretirement plans under the terms of collective-bargaining agreements that cover its union-represented employees. These plans provide benefits such as health insurance, disability insurance and life insurance to retired union employees. Many of the multiemployer other postretirement plans are combined with active multiemployer health and welfare plans. The Company's total contributions to its multiemployer other postretirement plans, which also includes contributions to active multiemployer health and welfare plans, were $24.0 million, $24.7 million and $28.9 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Amounts contributed in 2011, 2010 and 2009 to defined contribution multiemployer plans were $15.3 million, $15.4 million and $16.4 million, respectively.

Note 17 – Jointly Owned Facilities

The consolidated financial statements include the Company's 22.7 percent, 25.0 percent and 25.0 percent ownership interests in the assets, liabilities and expenses of the Big Stone Station, Coyote Station and Wygen III, respectively. Each owner of the stations is responsible for financing its investment in the jointly owned facilities.

The Company's share of the stations operating expenses was reflected in the appropriate categories of operating expenses in the Consolidated Statements of Income.

At December 31, the Company's share of the cost of utility plant in service and related accumulated depreciation for the stations was as follows:

	2011	2010
	(In thousands)	
Big Stone Station:		
Utility plant in service	**$ 63,715**	$ 60,404
Less accumulated depreciation	**42,475**	41,136
	$ 21,240	$ 19,268
Coyote Station:		
Utility plant in service	**$131,719**	$131,395
Less accumulated depreciation	**86,788**	84,710
	$ 44,931	$ 46,685
Wygen III:*		
Utility plant in service	**$ 63,300**	$ 63,215
Less accumulated depreciation	**2,106**	838
	$ 61,194	$ 62,377

* Began commercial operation on April 1, 2010.

Note 18 – Regulatory Matters and Revenues Subject to Refund

On May 20, 2011, Montana-Dakota filed an application with the NDPSC requesting advance determination of prudence that the addition of the air quality control system at the Big Stone Station, to comply with the Clean Air Act and the South Dakota Regional Haze Implementation Plan, is reasonable and prudent. A hearing was held on November 29, 2011. On January 9, 2012, Montana-Dakota, Otter Tail Corporation and the NDPSC Advocacy Staff filed a settlement agreement with the NDPSC that reflects agreement that the air quality control system is prudent. An order is expected in the first quarter of 2012.

On July 7, 2011, Montana-Dakota filed for an advance determination of prudence with the NDPSC on the construction of an 88-MW simple cycle natural gas turbine and associated facilities projected to be in service in 2015. The turbine will be located on company-owned property that is adjacent to Montana-Dakota's Heskett Generating Station near Mandan, North Dakota, and would be used to meet the capacity requirements of Montana-Dakota's integrated electric system service customers. The capacity will be a partial replacement for third party contract capacity expiring in 2015. Project cost is estimated to be $85.6 million. A hearing was held on January 10, 2012. On January 18, 2012, Montana-Dakota and the NDPSC Advocacy Staff filed a settlement agreement with the NDPSC that reflects agreement that the natural gas turbine is prudent and a certificate of need should be approved. An order is expected in the first quarter of 2012.

On November 15, 2011, the MNPUC issued a Notice of Investigation; Opportunity to Respond and Comment to investigate whether Great Plains' rates are unreasonable and whether Great Plains should be ordered to initiate a general rate proceeding as Great Plains has earned in excess of its authorized return and the excess earnings are likely to continue into the future. On December 2, 2011, Great Plains responded to the MNPUC's Notice. On January 30, 2012, the MNPUC issued an order that found that the reasonableness of Great Plains' rates had not been resolved to the MNPUC's satisfaction and requires Great Plains to initiate a rate proceeding within 180 days of the order. In addition, the MNPUC encouraged Great Plains, the Minnesota Department of Commerce and any other interested parties to enter into settlement discussions with the requirement that the interested parties file a report on the status of settlement discussions within 60 days of the order.

Note 19 – Commitments and Contingencies

The Company is party to claims and lawsuits arising out of its business and that of its consolidated subsidiaries. The Company accrues a liability for those contingencies when the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, the Company discloses the nature of the contingency and, where feasible, an estimate of the possible loss. The Company had accrued liabilities of $64.1 million and $45.3 million for contingencies related to litigation and environmental matters as of December 31, 2011 and 2010, respectively, which includes amounts that may have been accrued for matters discussed in Litigation and Environmental matters within this note.

Litigation

Guarantee Obligation Under a Construction Contract Centennial guaranteed CEM's obligations under a construction contract with LPP for a 550-MW combined-cycle electric generating facility near Hobbs, New Mexico. Centennial Resources sold CEM in July 2007 to Bicent, which provided a $10 million bank letter of credit to Centennial in support of the guarantee obligation, which letter of credit expired in November 2010. In February 2009, Centennial received a Notice and Demand from LPP under the guarantee agreement alleging that CEM did not meet certain of its obligations under the construction contract and demanding that Centennial indemnify LPP against all losses, damages, claims, costs, charges and expenses arising from CEM's alleged failures. In December 2009, LPP submitted a demand for arbitration of its dispute with CEM to the American Arbitration Association. The demand sought compensatory damages of $149.7 million. In June 2010, CEM and Bicent made a demand on Centennial Resources for indemnification under the 2007 purchase and sale agreement for indemnifiable losses, including defense fees and costs arising from LPP's arbitration demand and related to Centennial Resources' ownership of CEM prior to its sale to Bicent. Centennial and Centennial Resources filed a complaint with the Supreme Court of the State of New York in November 2010, against Bicent seeking damages for breach of contract and other relief including specific performance of the 2007 purchase and sale agreement allowing for Centennial Resources' participation in the arbitration proceeding and replacement of the letter of credit. On September 19, 2011, Bicent filed a counterclaim seeking damages against Centennial Resources related to Bicent's costs of defending the LPP arbitration demand which Bicent alleged were in excess of $14.0 million. The arbitration hearing on LPP's claim was held in the third quarter of 2011, and an arbitration award was issued January 13, 2012, awarding LPP $22.0 million. Centennial subsequently received a demand from LPP for payment of the arbitration award plus interest and attorneys' fees. An accrual related to the guarantee as a result of the arbitration award is recorded in discontinued operations on the Consolidated Statement of Income. The Company intends to vigorously defend against the claims of LPP and Bicent.

Construction Materials In 2009, LTM provided pavement work under a subcontract for reconstruction at the Klamath Falls Airport owned by the City of Klamath Falls, Oregon. In October 2010, the City of Klamath Falls filed a complaint in Oregon Circuit Court against the project's general contractor alleging the work performed by LTM is defective. The general contractor tendered the defense and indemnity of the claim to LTM and its insurance carrier. On January 18, 2011, the general contractor served a third party complaint against LTM seeking indemnity and contribution for damages imposed on the general contractor. LTM filed a fourth-party complaint seeking contribution and indemnity for damages imposed on LTM against the project engineer firm which prepared the specifications for the airport runway. LTM's insurance carrier accepted defense of the complaint against the general contractor and the third party complaint against LTM subject to reservation of its rights under the applicable insurance policy. Damages, including removal and replacement of the paved runway, were estimated by the plaintiff in its complaint as $6.0 million to $11.0 million. The Oregon Circuit Court granted a motion by LTM to dismiss certain of the plaintiff's claims relating to approximately $5.0 million of damages but allowed the plaintiff to amend its complaint. In its amended complaint, the plaintiff asserted new claims with estimated damages of $21.9 million plus interest and attorney fees. LTM and its insurers have been engaged in mediation and settlement discussions with the other parties to resolve this matter.

Until the fall of 2011 when it discontinued active mining operations at the pit, JTL operated the Target Range Gravel Pit in Missoula County, Montana under a 1975 reclamation contract pursuant to the Montana Opencut Mining Act. In September 2009, the Montana DEQ sent a letter asserting JTL was in violation of the Montana Opencut Mining Act by conducting mining operations outside a permitted area. JTL filed a complaint in Montana First Judicial District Court in June 2010, seeking a declaratory order that the reclamation contract is a valid permit under the Montana Opencut Mining Act. The Montana DEQ filed an answer and counterclaim to the complaint in August 2011, alleging JTL was in violation of the Montana Opencut Mining Act and requesting imposition of penalties of not more than $3.7 million plus not more than $5,000 per day from the date of the counterclaim. The Company believes the operation of the Target Range Gravel Pit was conducted under a valid permit; however, the imposition of civil penalties is reasonably possible. The Company intends to resolve this matter through settlement or continuation of the Montana First Judicial District Court litigation.

Natural Gas Gathering Operations In January 2010, SourceGas filed an application with the Colorado State District Court to compel Bitter Creek to arbitrate a dispute regarding operating pressures under a natural gas gathering contract on one of Bitter Creek's pipeline gathering systems in Montana. Bitter Creek resisted the application and sought a declaratory order interpreting the gathering contract. In May 2010, the Colorado State District Court granted the application and ordered Bitter Creek into arbitration. An arbitration hearing was held in August 2010. In October 2010, Bitter Creek was notified that the arbitration panel issued an award in favor of SourceGas for approximately $26.6 million. As a result, Bitter Creek, which is included in the pipeline and energy services segment, recorded a $26.6 million charge ($16.5 million after tax) in the third quarter of 2010, which is recorded in operation and maintenance expense on the Consolidated Statement of Income. On April 20, 2011, the Colorado State District Court entered an order denying a motion by Bitter Creek to vacate the arbitration award and granting a motion by SourceGas to confirm the arbitration award as a court judgment. The Colorado State District Court also awarded $293,000 to SourceGas for legal fees and expenses. Bitter Creek filed an appeal from the Colorado State District Court's order and judgment to the Colorado Court of Appeals on April 28, 2011.

In a related matter, Omimex filed a complaint against Bitter Creek in Montana Seventeenth Judicial District Court in July 2010 alleging Bitter Creek breached a separate gathering contract with Omimex as a result of the increased operating pressures demanded by SourceGas on the same natural gas gathering system. In December 2011, Omimex filed an amended complaint alleging Bitter Creek breached obligations to operate its gathering system as a common carrier under United States and Montana law. Bitter Creek removed the action to the United States District Court for the District of Montana. Expert reports submitted by Omimex contend its damages as a result of the increased operating pressures are $18.8 million to $22.6 million. The Company believes the claims asserted by Omimex are without merit and intends to vigorously defend against the claims.

The Company also is involved in other legal actions in the ordinary course of its business. After taking into account liabilities accrued for the foregoing matters, management believes that the outcomes with respect to the above and other legal proceedings will not have a material effect upon the Company's financial position, results of operations or cash flows.

Environmental matters

Portland Harbor Site In December 2000, Knife River – Northwest was named by the EPA as a PRP in connection with the cleanup of a riverbed site adjacent to a commercial property site acquired by Knife River – Northwest from Georgia-Pacific West, Inc. in 1999. The riverbed site is part of the Portland, Oregon, Harbor Superfund Site. The EPA wants responsible parties to share in the cleanup of sediment contamination in the Willamette River. To date, costs of the overall remedial investigation and feasibility study of the harbor site are being recorded, and initially paid, through an administrative consent order by the LWG, a group of several entities, which does not include Knife River – Northwest or Georgia-Pacific West, Inc. Investigative costs are indicated to be in excess of $70 million. It is not possible to estimate the cost of a corrective action plan until the remedial investigation and feasibility study have been completed, the EPA has decided on a strategy and a ROD has been published. Corrective action will be taken after the development of a proposed plan and ROD on the harbor site is issued. Knife River – Northwest also received notice in January 2008 that the Portland Harbor Natural Resource Trustee Council intends to perform an injury assessment to natural resources resulting from the release of hazardous substances at the Harbor Superfund Site. The Portland Harbor Natural Resource Trustee Council indicates the injury determination is appropriate to facilitate early settlement of damages and restoration for natural resource injuries. It is not possible to estimate the costs of natural resource damages until an assessment is completed and allocations are undertaken.

Based upon a review of the Portland Harbor sediment contamination evaluation by the Oregon DEQ and other information available, Knife River – Northwest does not believe it is a Responsible Party. In addition, Knife River – Northwest has notified Georgia-Pacific West, Inc., that it intends to seek indemnity for liabilities incurred in relation to the above matters pursuant to the terms of their sale agreement. Knife River – Northwest has entered into an agreement tolling the statute of limitations in connection with the LWG's potential claim for contribution to the costs of the remedial investigation and feasibility study. By letter in March 2009, LWG stated its intent to file suit against Knife River – Northwest and others to recover LWG's investigation costs to the extent Knife River – Northwest cannot demonstrate its non-liability for the contamination or is unwilling to participate in an alternative dispute resolution process that has been established to address the matter. At this time, Knife River – Northwest has agreed to participate in the alternative dispute resolution process.

The Company believes it is not probable that it will incur any material environmental remediation costs or damages in relation to the above referenced administrative action.

Manufactured Gas Plant Sites There are three claims against Cascade for cleanup of environmental contamination at manufactured gas plant sites operated by Cascade's predecessors.

The first claim is for contamination at a site in Eugene, Oregon which was received in 1995. There are PRPs in addition to Cascade that may be liable for cleanup of the contamination. Some of these PRPs have shared in the investigation costs. It is expected that these and other PRPs will share in the cleanup costs. Several alternatives for cleanup have been identified, with preliminary cost estimates ranging from approximately $500,000 to $11.0 million. The Oregon DEQ is preparing a staff report which will recommend a cleanup alternative for the site. It is not known at this time what share of the cleanup costs will actually be borne by Cascade; however, Cascade anticipates its proportional share could be approximately 50 percent. Cascade has reserved $1.2 million for remediation of this site.

The second claim is for contamination at a site in Bremerton, Washington which was received in 1997. A preliminary investigation has found soil and groundwater at the site contain contaminants requiring further investigation and cleanup. EPA conducted a Targeted Brownfields Assessment of the site and released a report summarizing the results of that assessment in August 2009. The assessment confirms that contaminants have affected soil and groundwater at the site, as well as sediments in the adjacent Port Washington Narrows. Alternative remediation options have been identified with preliminary cost estimates ranging from $340,000 to $6.4 million. Data developed through the assessment and previous investigations indicates the contamination likely derived from multiple, different sources and multiple current and former owners of properties and businesses in the vicinity of the site may be responsible for the contamination. In April 2010, the Washington Department of Ecology issued notice it considered Cascade a PRP for hazardous substances at the site. In September 2011, the EPA issued notice of a proposal to add the site to the National Priorities List. Cascade has met with the EPA to discuss a possible settlement agreement and administrative order for performance of a remedial investigation and feasibility study of the site with the intent of reaching consensus on the scope and schedule for the remedial investigation and feasibility study. Cascade has reserved $6.4 million for remediation of this site. In April 2010, Cascade filed a petition with the WUTC for authority to defer the costs, which are included in other noncurrent assets, incurred in relation to the environmental remediation of this site until the next general rate case. The WUTC approved the petition in September 2010, subject to conditions set forth in the order.

The third claim is for contamination at a site in Bellingham, Washington. Cascade received notice from a party in May 2008 that Cascade may be a PRP, along with other parties, for contamination from a manufactured gas plant owned by Cascade and its predecessor from about 1946 to 1962. The notice indicates that current estimates to complete investigation and cleanup of the site exceed $8.0 million. Other PRPs have reached an agreed order and work plan with the Washington Department of Ecology for completion of a remedial investigation and feasibility study for the site. A report documenting the initial phase of the remedial investigation was completed in June 2011. There is currently not enough information available to estimate the potential liability to Cascade associated with this claim although Cascade believes its proportional share of any liability will be relatively small in comparison to other PRPs. The plant manufactured gas from coal between approximately 1890 and 1946. In 1946, shortly after Cascade's predecessor acquired the plant, it converted the plant to a propane-air gas facility. There are no documented wastes or by-products resulting from the mixing or distribution of propane-air gas.

Cascade has received notices from certain of its insurance carriers that they will participate in defense of Cascade for these contamination claims subject to full and complete reservations of rights and defenses to insurance coverage. To the extent these claims are not covered by insurance, Cascade will seek recovery through the OPUC and WUTC of remediation costs in its natural gas rates charged to customers.

Operating leases

The Company leases certain equipment, facilities and land under operating lease agreements. The amounts of annual minimum lease payments due under these leases as of December 31, 2011, were $27.8 million in 2012, $24.3 million in 2013, $16.4 million in 2014, $8.6 million in 2015, $5.8 million in 2016 and $35.9 million thereafter. Rent expense was $40.7 million, $38.7 million and $43.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Purchase commitments

The Company has entered into various commitments, largely natural gas and coal supply, purchased power, natural gas transportation and storage, service and construction materials supply contracts. These commitments range from one to 49 years. The commitments under these contracts as of December 31, 2011, were $478.0 million in 2012, $215.9 million in 2013, $135.8 million in 2014, $71.1 million in 2015, $36.7 million in 2016 and $287.0 million thereafter. These commitments were not reflected in the Company's consolidated financial statements. Amounts purchased under various commitments for the years ended December 31, 2011, 2010 and 2009, were $626.3 million, $611.7 million and $723.1 million.

Guarantees

Centennial guaranteed CEM's obligations under a construction contract. For further information, see Litigation in this note.

In connection with the sale of the Brazilian Transmission Lines, as discussed in Note 4, Centennial has agreed to guarantee payment of any indemnity obligations of certain of the Company's indirect wholly owned subsidiaries who are the sellers in three purchase and sale agreements for periods ranging up to 10 years from the date of sale. The guarantees were required by the buyers as a condition to the sale of the Brazilian Transmission Lines.

WBI Holdings has guaranteed certain of Fidelity's natural gas and oil swap and collar agreement obligations. There is no fixed maximum amount guaranteed in relation to the natural gas and oil swap and collar agreements as the amount of the obligation is dependent upon natural gas and oil commodity prices. The amount of hedging activity entered into by the subsidiary is limited by corporate policy. The guarantees of the natural gas and oil swap and collar agreements at December 31, 2011, expire in the years ranging from 2012 to 2013; however, Fidelity continues to enter into additional hedging activities and, as a result, WBI Holdings from time to time may issue additional guarantees on these hedging obligations. The amount outstanding by Fidelity was $4.3 million and was reflected on the Consolidated Balance Sheet at December 31, 2011. In the event Fidelity defaults under its obligations, WBI Holdings would be required to make payments under its guarantees.

Certain subsidiaries of the Company have outstanding guarantees to third parties that guarantee the performance of other subsidiaries of the Company. These guarantees are related to construction contracts, natural gas transportation and sales agreements, gathering contracts and certain other guarantees. At December 31, 2011, the fixed maximum amounts guaranteed under these agreements aggregated $85.6 million. The amounts of scheduled expiration of the maximum amounts guaranteed under these agreements aggregate $42.0 million in 2012; $34.4 million in 2013; $1.3 million in 2014; $100,000 in 2015; $100,000 in 2016; $800,000 in 2018; $300,000 in 2019; $2.6 million, which is subject to expiration on a specified number of days after the receipt of written notice; and $4.0 million, which has no scheduled maturity date. The amount outstanding by subsidiaries of the Company under the above guarantees was $500,000 and was reflected on the Consolidated Balance Sheet at December 31, 2011. In the event of default under these guarantee obligations, the subsidiary issuing the guarantee for that particular obligation would be required to make payments under its guarantee.

Certain subsidiaries have outstanding letters of credit to third parties related to insurance policies, natural gas transportation agreements and other agreements, some of which are guaranteed by other subsidiaries of the Company. At December 31, 2011, the fixed maximum amounts guaranteed under these letters of credit, aggregated $27.4 million. In 2012 and 2013, $24.1 million and $3.3 million, respectively, of letters of credit are scheduled to expire. There were no amounts outstanding under the above letters of credit at December 31, 2011.

WBI Holdings has an outstanding guarantee to Williston Basin. This guarantee is related to a natural gas transportation and storage agreement that guarantees the performance of Prairielands. At December 31, 2011, the fixed maximum amount guaranteed under this agreement was $5.0 million and is scheduled to expire in 2014. In the event of Prairielands' default in its payment obligations, WBI Holdings would be required to make payment under its guarantee. The amount outstanding by Prairielands under the above guarantee was $1.2 million. The amount outstanding under this guarantee was not reflected on the Consolidated Balance Sheet at December 31, 2011, because this intercompany transaction was eliminated in consolidation.

In addition, Centennial, Knife River and MDU Construction Services have issued guarantees to third parties related to the routine purchase of maintenance items, materials and lease obligations for which no fixed maximum amounts have been specified. These guarantees have no scheduled maturity date. In the event a subsidiary of the Company defaults under these obligations, Centennial, Knife River and MDU Construction Services would be required to make payments under these guarantees. Any amounts outstanding by subsidiaries of the Company for these guarantees were reflected on the Consolidated Balance Sheet at December 31, 2011.

In the normal course of business, Centennial has surety bonds related to construction contracts and reclamation obligations of its subsidiaries, as well as an arbitration award. In the event a subsidiary of Centennial does not fulfill a bonded obligation, Centennial would be responsible to the surety bond company for completion of the bonded contract or obligation. A large portion of the surety bonds is expected to expire within the next 12 months; however, Centennial will likely continue to enter into surety bonds for its subsidiaries in the future. As of December 31, 2011, approximately $463 million of surety bonds were outstanding, which were not reflected on the Consolidated Balance Sheet.

Supplementary Financial Information

Quarterly Data (Unaudited)

The following unaudited information shows selected items by quarter for the years 2011 and 2010:

	First Quarter	Second Quarter	Third Quarter*	Fourth Quarter**
	(In thousands, except per share amounts)			
2011				
Operating revenues	**$901,805**	**$930,757**	**$1,152,181**	**$1,065,749**
Operating expenses	**823,739**	**848,454**	**1,032,760**	**939,172**
Operating income	**78,066**	**82,303**	**119,421**	**126,577**
Income from continuing operations	**42,529**	**45,235**	**64,100**	**74,088**
Income (loss) from discontinued operations, net of tax	**448**	**(168)**	**(126)**	**(13,080)**
Net income	**42,977**	**45,067**	**63,974**	**61,008**
Earnings per common share – basic:				
Earnings before discontinued operations	**.22**	**.24**	**.34**	**.39**
Discontinued operations, net of tax	**.01**	**–**	**–**	**(.07)**
Earnings per common share – basic	**.23**	**.24**	**.34**	**.32**
Earnings per common share – diluted:				
Earnings before discontinued operations	**.22**	**.24**	**.34**	**.39**
Discontinued operations, net of tax	**.01**	**–**	**–**	**(.07)**
Earnings per common share – diluted	**.23**	**.24**	**.34**	**.32**
Weighted average common shares outstanding:				
Basic	**188,671**	**188,794**	**188,794**	**188,794**
Diluted	**188,815**	**188,968**	**188,797**	**188,932**
2010				
Operating revenues	$834,777	$906,444	$1,125,923	$1,042,551
Operating expenses	751,848	817,782	1,016,961	912,377
Operating income	82,929	88,662	108,962	130,174
Income from continuing operations	41,772	48,938	61,010	92,300
Loss from discontinued operations, net of tax	–	–	–	(3,361)
Net income	41,772	48,938	61,010	88,939
Earnings per common share – basic:				
Earnings before discontinued operations	.22	.26	.32	.49
Discontinued operations, net of tax	–	–	–	(.02)
Earnings per common share – basic	.22	.26	.32	.47
Earnings per common share – diluted:				
Earnings before discontinued operations	.22	.26	.32	.49
Discontinued operations, net of tax	–	–	–	(.02)
Earnings per common share – diluted	.22	.26	.32	.47
Weighted average common shares outstanding:				
Basic	187,963	188,129	188,170	188,281
Diluted	188,220	188,267	188,338	188,374

* 2010 reflects a natural gas gathering arbitration charge of $16.5 million (after tax). For more information, see Note 19.

** 2011 reflects an arbitration charge of $13.0 million (after tax) related to a guarantee of a construction contract. For more information, see Note 19. 2010 reflects a $13.8 million (after tax) gain on the sale of the Brazilian Transmission Lines. For more information, see Note 4.

Certain Company operations are highly seasonal and revenues from and certain expenses for such operations may fluctuate significantly among quarterly periods. Accordingly, quarterly financial information may not be indicative of results for a full year.

Exploration and Production Activities (Unaudited)

Fidelity is involved in the acquisition, exploration, development and production of natural gas and oil resources. Fidelity's activities include the acquisition of producing properties with potential development opportunities, exploratory drilling and the operation and development of natural gas and oil production properties. Fidelity shares revenues and expenses from the development of specified properties in the Rocky Mountain and Mid-Continent/Gulf States regions of the United States in proportion to its ownership interests.

The information that follows includes Fidelity's proportionate share of all its natural gas and oil interests.

The following table sets forth capitalized costs and accumulated depreciation, depletion and amortization related to natural gas and oil producing activities at December 31:

	2011	2010	2009
		(In thousands)	
Subject to amortization	**$2,345,114**	$2,138,565	$1,815,380
Not subject to amortization	**232,462**	182,402	178,214
Total capitalized costs	**2,577,576**	2,320,967	1,993,594
Less accumulated depreciation, depletion and amortization	**1,229,654**	1,093,723	969,630
Net capitalized costs	**$1,347,922**	$1,227,244	$1,023,964

Note: Net capitalized costs reflect noncash write-downs of the Company's natural gas and oil properties, as discussed in Note 1.

Capital expenditures, including those not subject to amortization, related to natural gas and oil producing activities were as follows:

Years ended December 31,	**2011***	2010*	2009*
		(In thousands)	
Acquisitions:			
Proved properties	**$ 3,999**	$ 89,733	$ 3,879
Unproved properties	**63,354**	92,100	8,771
Exploration	**41,775**	33,226	33,123
Development	**161,647**	139,733	135,202
Total capital expenditures	**$270,775**	$354,792	$180,975

* Excludes net additions/(reductions) to property, plant and equipment related to the recognition of future liabilities for asset retirement obligations associated with the plugging and abandonment of natural gas and oil wells, as discussed in Note 10, of $(1.8) million, $11.1 million and $2.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The following summary reflects income resulting from the Company's operations of natural gas and oil producing activities, excluding corporate overhead and financing costs:

Years ended December 31,	**2011**	2010	2009
		(In thousands)	
Revenues:			
Sales to affiliates	**$ 93,713**	$115,784	$ 101,230
Sales to external customers	**359,873**	318,565	338,425
Production costs	**140,606**	127,403	123,148
Depreciation, depletion and amortization*	**139,539**	127,266	126,278
Write-down of natural gas and oil properties	**–**	–	620,000
Pretax income	**173,441**	179,680	(429,771)
Income tax expense	**63,655**	66,293	(164,216)
Results of operations for producing activities	**$109,786**	$113,387	$(265,555)

* Includes accretion of discount for asset retirement obligations of $3.6 million, $3.2 million and $2.7 million for the years ended December 31, 2011, 2010 and 2009, respectively, as discussed in Note 10.

Estimates of proved reserves were prepared in accordance with guidelines established by the industry and the SEC. The estimates are arrived at using actual historical wellhead production trends and/or standard reservoir engineering methods utilizing available geological, geophysical, engineering and economic data. The reserve estimates as of December 31, 2011, 2010 and 2009, were calculated using SEC Defined Prices and prior to that time, reserve estimates were calculated using spot market prices that existed at the end of the applicable period. Other factors used in the reserve estimates are current estimates of well operating and future development costs, taxes, timing of operations, and the interests owned by the Company in the properties. These estimates are refined as new information becomes available.

The reserve estimates are prepared by internal engineers assigned to an asset team by geographic area. Senior management reviews and approves the reserve estimates to ensure they are materially accurate. In addition, the Company engaged Ryder Scott, an independent third party, to audit its proved reserve quantity estimates.

Estimates of economically recoverable natural gas and oil reserves and future net revenues therefrom are based upon a number of variable factors and assumptions. For these reasons, estimates of economically recoverable reserves and future net revenues may vary from actual results.

The Company's interests in natural gas and oil reserves are located in the United States and in and around the Gulf of Mexico.

The changes in the Company's estimated quantities of proved natural gas and oil reserves for the year ended December 31, 2011, were as follows:

	Natural Gas (MMcf)	Oil (MBbls)	Total (MMcfe)
Proved developed and undeveloped reserves:			
Balance at beginning of year	448,397	32,867	645,596
Production	(45,598)	(3,500)	(66,596)
Extensions and discoveries	28,221	6,138	65,049
Improved recovery	–	–	–
Purchases of proved reserves	54	239	1,486
Sales of proved reserves	–	–	–
Revisions of previous estimates	(51,247)	(1,397)	(59,627)
Balance at end of year	379,827	34,347	585,908

Significant changes in proved reserves for the year ended December 31, 2011, include:

- Extensions and discoveries of 65.0 Bcfe primarily due to drilling activity at the Company's Bakken and Big Horn properties
- Revisions of previous estimates of (59.6) Bcfe, largely the result of a reduction in PUD reserves of 53.6 Bcfe resulting principally in the Company's Bowdoin, Baker, Coalbed, East Texas and Big Horn Basin properties. The remaining negative revisions were a reduction in PDP natural gas reserves.

The changes in the Company's estimated quantities of proved natural gas and oil reserves for the year ended December 31, 2010, were as follows:

	Natural Gas (MMcf)	Oil (MBbls)	Total (MMcfe)
Proved developed and undeveloped reserves:			
Balance at beginning of year	448,425	34,216	653,724
Production	(50,391)	(3,262)	(69,963)
Extensions and discoveries	36,191	3,389	56,523
Improved recovery	–	–	–
Purchases of proved reserves	55,119	979	60,991
Sales of proved reserves	(92)	(18)	(202)
Revisions of previous estimates	(40,855)	(2,437)	(55,477)
Balance at end of year	448,397	32,867	645,596

Significant changes in proved reserves for the year ended December 31, 2010, include:

- Extensions and discoveries of 56.5 Bcfe primarily due to drilling activity at the Company's Bakken, Baker, Bowdoin and east Texas properties
- Purchases of proved reserves of 61.0 Bcfe as a result of the Company's acquisition of natural gas properties in the Green River Basin in Wyoming, as discussed in Note 2
- Revisions of previous estimates of (55.5) Bcfe largely the result of negative performance revisions resulting primarily from new information gained from production history and developmental drilling activity in the Company's Bowdoin, south Texas, Baker and east Texas properties and removal of PUD reserves due to the five-year limitation rule, partially offset by positive revisions due to increased natural gas and oil prices

The changes in the Company's estimated quantities of proved natural gas and oil reserves for the year ended December 31, 2009, were as follows:

	Natural Gas (MMcf)	Oil (MBbls)	Total (MMcfe)
Proved developed and undeveloped reserves:			
Balance at beginning of year	604,282	34,348	810,371
Production	(56,632)	(3,111)	(75,299)
Extensions and discoveries	26,882	2,569	42,297
Improved recovery	–	–	–
Purchases of proved reserves	–	–	–
Sales of proved reserves	(22)	(248)	(1,510)
Revisions of previous estimates	(126,085)	658	(122,135)
Balance at end of year	448,425	34,216	653,724

Significant changes in proved reserves for the year ended December 31, 2009, include:

- Extensions and discoveries of 42.3 Bcfe primarily due to drilling activity at the Company's Bowdoin, Bakken, Baker and east Texas properties
- Revisions of previous estimates of (122.1) Bcfe largely the result of negative revisions resulting from decreased natural gas and oil prices and negative performance revisions resulting primarily from new information gained from production history and developmental drilling activity in the Company's east Texas and south Texas properties

The following table summarizes the breakdown of the Company's proved reserves between proved developed and PUD reserves at December 31:

	2011	2010	2009
Proved developed reserves:			
Natural Gas (MMcf)	**303,495**	334,911	321,561
Oil (MBbls)	**28,878**	26,586	26,794
Total (MMcfe)	**476,763**	494,426	482,329
PUD reserves:			
Natural Gas (MMcf)	**76,332**	113,486	126,864
Oil (MBbls)	**5,469**	6,281	7,422
Total (MMcfe)	**109,145**	151,170	171,395
Total proved reserves:			
Natural Gas (MMcf)	**379,827**	448,397	448,425
Oil (MBbls)	**34,347**	32,867	34,216
Total (MMcfe)	**585,908**	645,596	653,724

As of December 31, 2011, the Company had 109.1 Bcfe of PUD reserves, which is a decrease of 42.0 Bcfe from December 31, 2010. The decrease relates to the Company converting 27.1 Bcfe of its December 31, 2010, PUD reserves into proved developed reserves in 2011, requiring $62.9 million of drilling and completion capital and 53.6 Bcfe of negative revisions applied to PUD locations primarily in the Company's natural gas properties. These changes were partially offset by 38.7 Bcfe of new PUD reserves primarily in the Company's oil properties. At December 31, 2011, the Company did not have any PUD locations that remained undeveloped for five years or more. Future development costs estimated to be spent in each of the next three years to develop PUD reserves as of December 31, 2011, are $109.3 million in 2012, $47.8 million in 2013 and $13.7 million in 2014.

The standardized measure of the Company's estimated discounted future net cash flows of total proved reserves associated with its various natural gas and oil interests at December 31 was as follows:

	2011	2010	2009
		(In thousands)	
Future cash inflows	**$4,188,000**	$3,790,700	$2,991,200
Future production costs	**1,560,300**	1,393,000	1,095,600
Future development costs	**285,300**	312,500	315,000
Future net cash flows before income taxes	**2,342,400**	2,085,200	1,580,600
Future income tax expense	**531,100**	432,800	291,000
Future net cash flows	**1,811,300**	1,652,400	1,289,600
10% annual discount for estimated timing of cash flows	**832,500**	756,300	630,800
Discounted future net cash flows relating to proved natural gas and oil reserves	**$ 978,800**	$ 896,100	$ 658,800

The following are the sources of change in the standardized measure of discounted future net cash flows by year:

	2011	2010	2009
		(In thousands)	
Beginning of year	**$ 896,100**	$ 658,800	$ 969,800
Net revenues from production	**(301,500)**	(270,000)	(200,900)
Net change in sales prices and production costs related to future production	**82,300**	362,400	(364,800)
Extensions and discoveries, net of future production-related costs	**226,300**	130,500	70,500
Improved recovery, net of future production-related costs	**–**	–	–
Purchases of proved reserves, net of future production-related costs	**9,500**	99,800	–
Sales of proved reserves	**–**	(500)	(1,100)
Changes in estimated future development costs	**51,100**	34,100	43,600
Development costs incurred during the current year	**56,300**	43,100	46,400
Accretion of discount	**105,000**	76,500	115,900
Net change in income taxes	**(55,800)**	(103,300)	142,800
Revisions of previous estimates	**(92,900)**	(132,000)	(155,500)
Other	**2,400**	(3,300)	(7,900)
Net change	**82,700**	237,300	(311,000)
End of year	**$ 978,800**	$ 896,100	$ 658,800

The estimated discounted future cash inflows from estimated future production of proved reserves were computed using prices as previously discussed. Future development and production costs attributable to proved reserves were computed by applying year-end costs to be incurred in producing and further developing the proved reserves. Future income tax expenses were computed by applying statutory tax rates, adjusted for permanent differences and tax credits, to estimated net future pretax cash flows.

The standardized measure of discounted future net cash flows does not purport to represent the fair market value of natural gas and oil properties. There are significant uncertainties inherent in estimating quantities of proved reserves and in projecting rates of production and the timing and amount of future costs. In addition, future realization of natural gas and oil prices over the remaining reserve lives may vary significantly from SEC Defined Prices.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The following information includes the evaluation of disclosure controls and procedures by the Company's chief executive officer and the chief financial officer, along with any significant changes in internal controls of the Company.

Evaluation of Disclosure Controls and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. The Company's disclosure controls and other procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company's disclosure controls and procedures include controls and procedures designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management, including the Company's chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The Company's management, with the participation of the Company's chief executive officer and chief financial officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon that evaluation, the chief executive officer and the chief financial officer have concluded that, as of the end of the period covered by this report, such controls and procedures were effective at a reasonable assurance level.

Changes in Internal Controls

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended December 31, 2011, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

The information required by this item is included in this Form 10-K at Item 8 – Management's Report on Internal Control Over Financial Reporting.

Attestation Report of the Registered Public Accounting Firm

The information required by this item is included in this Form 10-K at Item 8 – Report of Independent Registered Public Accounting Firm.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is included in the last sentence of the second paragraph under the caption "Item 1. Election of Directors" and under the captions "Item 1. Election of Directors – Director Nominees," "Information Concerning Executive Officers," the first paragraph and the second and third sentences of the second paragraph under "Corporate Governance – Audit Committee," "Corporate Governance – Code of Conduct," the second sentence of the last paragraph under "Corporate Governance – Board Meetings and Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement, which information is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item is included under the caption "Executive Compensation" in the Proxy Statement, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

The following table includes information as of December 31, 2011, with respect to the Company's equity compensation plans:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders (1)	768,904 (2)	$19.30	6,310,260 (3)(4)
Equity compensation plans not approved by stockholders	N/A	N/A	N/A

(1) Consists of the Non-Employee Director Long-Term Incentive Compensation Plan, the Long-Term Performance-Based Incentive Plan and the Non-Employee Director Stock Compensation Plan.

(2) Includes 762,154 performance shares.

(3) In addition to being available for issuance upon exercise of options, 357,757 shares remain available for future issuance under the Non-Employee Director Long-Term Incentive Compensation Plan in connection with grants of stock appreciation rights, restricted stock, performance units, performance shares or other equity-based awards. 5,686,144 shares under the Long-Term Performance-Based Incentive Plan remain available for future issuance in connection with grants of restricted stock, performance units, performance shares or other equity-based awards.

(4) This amount also includes 266,359 shares available for issuance under the Non-Employee Director Stock Compensation Plan. Under this plan, in addition to a cash retainer, non-employee directors are awarded shares equal in value to $110,000 annually. A non-employee director may acquire additional shares under the plan in lieu of receiving the cash portion of the director's retainer or fees.

The remaining information required by this item is included under the caption "Security Ownership" in the Proxy Statement, which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is included under the captions "Related Person Transaction Disclosure," "Corporate Governance – Director Independence" and the second sentence of the third paragraph under "Corporate Governance – Board Meetings and Committees" in the Proxy Statement, which information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item is included under the caption "Accounting and Auditing Matters" in the Proxy Statement, which information is incorporated herein by reference.

FORM 10-K

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements, Financial Statement Schedules and Exhibits

Index to Financial Statements and Financial Statement Schedules

1. Financial Statements

The following consolidated financial statements required under this item are included under Item 8 – Financial Statements and Supplementary Data. Page

2. Financial Statement Schedules

The following financial statement schedules are included in Part IV of this report. Page

MDU RESOURCES GROUP, INC.
Schedule I – Condensed Financial Information of Registrant (Unconsolidated)
Condensed Statements of Income

Years ended December 31,	**2011**	2010	2009
		(In thousands)	
Operating revenues	**$518,268**	$503,658	$ 514,519
Operating expenses	**450,579**	431,293	458,130
Operating income	**67,689**	72,365	56,389
Other income	**2,710**	5,734	6,588
Interest expense	**18,660**	16,664	13,996
Income before income taxes	**51,739**	61,435	48,981
Income taxes	**10,476**	17,983	13,279
Equity in earnings of subsidiaries	**171,763**	197,207	(158,976)
Net income	**213,026**	240,659	(123,274)
Dividends declared on preferred stocks	**685**	685	685
Earnings on common stock	**$212,341**	$239,974	$(123,959)

The accompanying notes are an integral part of these condensed financial statements.

MDU RESOURCES GROUP, INC.
Schedule I – Condensed Financial Information of Registrant (Unconsolidated)
Condensed Balance Sheets

December 31,	2011	2010
	(In thousands, except shares and per share amounts)	
Assets		
Current assets:		
Cash and cash equivalents	$ 6,900	$ 6,275
Receivables, net	67,761	76,757
Accounts receivable from subsidiaries	28,734	27,837
Inventories	42,596	34,583
Deferred income taxes	2	–
Prepayments and other current assets	12,154	15,473
Total current assets	158,147	160,925
Investments	47,835	48,038
Investment in subsidiaries	2,402,891	2,336,133
Property, plant and equipment	1,453,089	1,388,128
Less accumulated depreciation, depletion and amortization	605,510	583,447
Net property, plant and equipment	847,579	804,681
Deferred charges and other assets:		
Goodwill	4,812	4,812
Other	166,732	119,081
Total deferred charges and other assets	171,544	123,893
Total assets	$3,627,996	$3,473,670
Liabilities and Stockholders' Equity		
Current liabilities:		
Short-term borrowings	$ –	$ 20,000
Long-term debt due within one year	107	107
Accounts payable	37,986	36,235
Accounts payable to subsidiaries	4,868	9,445
Taxes payable	18,304	8,104
Deferred income taxes	–	469
Dividends payable	31,794	30,773
Accrued compensation	10,173	11,540
Other accrued liabilities	27,064	26,002
Total current liabilities	130,296	142,675
Long-term debt	280,781	280,889
Deferred credits and other liabilities:		
Deferred income taxes	137,751	103,725
Other liabilities	303,601	253,579
Total deferred credits and other liabilities	441,352	357,304
Commitments and contingencies		
Stockholders' equity:		
Preferred stocks	15,000	15,000
Common stockholders' equity:		
Common stock		
Authorized – 500,000,000 shares, $1.00 par value		
Issued – 188,332,485 shares in 2011 and 188,901,379 shares in 2010	189,332	188,901
Other paid-in capital	1,035,739	1,026,349
Retained earnings	1,586,123	1,497,439
Accumulated other comprehensive loss	(47,001)	(31,261)
Treasury stock at cost – 538,921 shares	(3,626)	(3,626)
Total common stockholders' equity	2,760,567	2,677,802
Total stockholders' equity	2,775,567	2,692,802
Total liabilities and stockholders' equity	$3,627,996	$3,473,670

The accompanying notes are an integral part of these condensed financial statements.

FORM 10-K

MDU RESOURCES GROUP, INC.
Schedule I – Condensed Financial Information of Registrant (Unconsolidated)
Condensed Statements of Cash Flows

Years ended December 31,	2011	2010	2009
		(In thousands)	
Net cash provided by operating activities	**$ 217,514**	$ 185,887	$ 209,128
Investing activities:			
Capital expenditures	**(74,580)**	(114,045)	(120,352)
Net proceeds from sale or disposition of property and other	**720**	625	1,039
Investments in and advances to subsidiaries	**(5,701)**	(1,636)	–
Investments from and advances from subsidiaries	**–**	–	2,916
Disposition of investments in subsidiaries	**–**	–	20,000
Investments	**–**	(742)	(637)
Net cash used in investing activities	**(79,561)**	(115,798)	(97,034)
Financing activities:			
Issuance of short-term borrowings	**–**	20,000	–
Repayment of short-term borrowings	**(20,000)**	–	–
Issuance of long-term debt	**–**	–	50,000
Repayment of long-term debt	**(107)**	(107)	(85,104)
Proceeds from issuance of common stock	**5,744**	4,972	65,207
Dividends paid	**(123,323)**	(119,157)	(115,023)
Tax benefit on stock-based compensation	**358**	375	264
Net cash used in financing activities	**(137,328)**	(93,917)	(84,656)
Increase (decrease) in cash and cash equivalents	**625**	(23,828)	27,438
Cash and cash equivalents – beginning of year	**6,275**	30,103	2,665
Cash and cash equivalents – end of year	**$ 6,900**	$ 6,275	$ 30,103

The accompanying notes are an integral part of these condensed financial statements.

Notes to Condensed Financial Statements
Note 1 – Summary of Significant Accounting Policies

Basis of presentation The condensed financial information reported in Schedule I is being presented to comply with Rule 12-04 of Regulation S-X. The information is unconsolidated and is presented for the parent company only, which is comprised of MDU Resources Group, Inc. (the Company) and Montana-Dakota and Great Plains, public utility divisions of the Company. In Schedule I, investments in subsidiaries are presented under the equity method of accounting where the assets and liabilities of the subsidiaries are not consolidated. The investments in net assets of the subsidiaries are recorded on the Condensed Balance Sheets. The income from subsidiaries is reported as equity in earnings of subsidiaries on the Condensed Statements of Income. The consolidated financial statements of MDU Resources Group, Inc. reflect certain businesses as discontinued operations. In Schedule I, amounts from discontinued operations have not been separately stated. These statements should be read in conjunction with the consolidated financial statements and notes thereto of MDU Resources Group, Inc.

Earnings (loss) per common share Please refer to the Consolidated Statements of Income of the registrant for earnings (loss) per common share. In addition, see Note 1 of Notes to Consolidated Financial Statements for information on the computation of earnings (loss) per common share.

Note 2 – Debt The Company has long-term debt obligations outstanding of $280.9 million at December 31, 2011, with annual maturities of $100,000 from 2012 to 2015, $50.0 million in 2016 and $230.5 million scheduled to mature in years after 2016.

For more information on debt, see Note 9 of Notes to Consolidated Financial Statements.

Note 3 – Dividends The Company depends on earnings from its divisions and dividends from its subsidiaries to pay dividends on common stock. Cash dividends paid to the Company by subsidiaries were $96.1 million, $96.4 million and $116.3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

MDU RESOURCES GROUP, INC.
Schedule II – Consolidated Valuation and Qualifying Accounts
For the years ended December 31, 2011, 2010 and 2009

Description	Balance at Beginning of Year	Additions: Charged to Costs and Expenses	Additions: Other*	Deductions**	Balance at End of Year
			(In thousands)		
Allowance for doubtful accounts:					
2011	**$15,284**	**$ 3,977**	**$2,112**	**$ 8,966**	**$12,407**
2010	16,649	5,044	2,300	8,709	15,284
2009	13,691	12,152	1,412	10,606	16,649

* Allowance for doubtful accounts for companies acquired and recoveries.
** Uncollectible accounts written off.

All other schedules are omitted because of the absence of the conditions under which they are required, or because the information required is included in the Company's Consolidated Financial Statements and Notes thereto.

3. Exhibits

3(a) Restated Certificate of Incorporation of the Company, as amended, dated May 13, 2010, filed as Exhibit 3(a) to Form 10-Q for the quarter ended September 30, 2010, filed on November 3, 2010, in File No. 1-3480*

3(b) Company Bylaws, as amended and restated, on November 17, 2011**

4(a) Indenture, dated as of December 15, 2003, between the Company and The Bank of New York, as trustee, filed as Exhibit 4(f) to Form S-8 on January 21, 2004, in Registration No. 333-112035*

4(b) First Supplemental Indenture, dated as of November 17, 2009, between the Company and The Bank of New York Mellon, as trustee, filed as Exhibit 4(c) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

4(c) Centennial Energy Holdings, Inc. Master Shelf Agreement, dated April 29, 2005, among Centennial Energy Holdings, Inc. and the Prudential Insurance Company of America, filed as Exhibit 4(a) to Form 10-Q for the quarter ended June 30, 2005, filed on August 3, 2005, in File No. 1-3480*

4(d) Letter Amendment No. 1 to Amended and Restated Master Shelf Agreement, dated May 17, 2006, among Centennial Energy Holdings, Inc., the Prudential Insurance Company of America, and certain investors described in the Letter Amendment filed as Exhibit 4(a) to Form 10-Q for the quarter ended June 30, 2006, filed on August 4, 2006, in File No. 1-3480*

4(e) MDU Resources Group, Inc. Credit Agreement, dated May 26, 2011, among MDU Resources Group, Inc., Various Lenders, and Wells Fargo Bank, National Association, as Administrative Agent**

4(f) Centennial Energy Holdings, Inc. Credit Agreement, dated December 13, 2007, among Centennial Energy Holdings, Inc., U.S. Bank National Association, as Administrative Agent, and The Other Financial Institutions party thereto, filed as Exhibit 4(j) to Form 10-K for the year ended December 31, 2007, filed on February 20, 2008, in File No. 1-3480*

4(g) Consent dated November 9, 2009, under Centennial Energy Holdings, Inc. Credit Agreement, among Centennial Energy Holdings, Inc., U.S. Bank National Association, as Administrative Agent, and The Other Financial Institutions party thereto, filed as Exhibit 4(i) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

4(h) MDU Energy Capital, LLC Master Shelf Agreement, dated as of August 9, 2007, among MDU Energy Capital, LLC and the Prudential Insurance Company of America, filed as Exhibit 4 to Form 8-K dated August 16, 2007, filed on August 16, 2007, in File No. 1-3480*

4(i) Amendment No. 1 to Master Shelf Agreement, dated October 1, 2008, among MDU Energy Capital, LLC, Prudential Investment Management, Inc., the Prudential Insurance Company of America, and the holders of the notes thereunder, filed as Exhibit 4(b) to Form 10-Q for the quarter ended September 30, 2008, filed on November 5, 2008, in File No. 1-3480*

4(j) Indenture dated as of August 1, 1992, between Cascade Natural Gas Corporation and The Bank of New York relating to Medium-Term Notes, filed by Cascade Natural Gas Corporation as Exhibit 4 to Form 8-K dated August 12, 1992, in File No. 1-7196*

4(k) First Supplemental Indenture dated as of October 25, 1993, between Cascade Natural Gas Corporation and The Bank of New York relating to Medium-Term Notes and the 7.5% Notes due November 15, 2031, filed by Cascade Natural Gas Corporation as Exhibit 4 to Form 10-Q for the quarter ended June 30, 1993, in File No. 1-7196*

4(l) Second Supplemental Indenture, dated January 25, 2005, between Cascade Natural Gas Corporation and The Bank of New York, as trustee, filed by Cascade Natural Gas Corporation as Exhibit 4.1 to Form 8-K dated January 25, 2005, filed on January 26, 2005, in File No. 1-7196*

4(m) Third Supplemental Indenture dated as of March 8, 2007, between Cascade Natural Gas Corporation and The Bank of New York Trust Company, N.A., as Successor Trustee, filed by Cascade Natural Gas Corporation as Exhibit 4.1 to Form 8-K dated March 8, 2007, filed on March 8, 2007, in File No. 1-7196*

+10(a) Supplemental Income Security Plan, as amended and restated November 12, 2009, filed as Exhibit 10(b) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

+10(b) Directors' Compensation Policy, as amended May 12, 2011, filed as Exhibit 10(b) to Form 10-Q for the quarter ended June 30, 2011, filed on August 5, 2011, in File No. 1-3480*

+10(c) Deferred Compensation Plan for Directors, as amended May 15, 2008, filed as Exhibit 10(a) to Form 10-Q for the quarter ended June 30, 2008, filed on August 7, 2008, in File No. 1-3480*

+10(d) Non-Employee Director Stock Compensation Plan, as amended May 12, 2011, filed as Exhibit 10(a) to Form 10-Q for the quarter ended June 30, 2011, filed on August 5, 2011, in File No. 1-3480*

+10(e) Non-Employee Director Long-Term Incentive Compensation Plan, as amended November 12, 2009, filed as Exhibit 10(f) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

+10(f) WBI Holdings, Inc. Executive Incentive Compensation Plan, as amended January 31, 2008, and Rules and Regulations, as amended November 11, 2009, filed as Exhibit 10(i) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

+10(g) Knife River Corporation Executive Incentive Compensation Plan, as amended January 31, 2008, and Rules and Regulations, as amended November 16, 2009, filed as Exhibit 10(j) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

+10(h) Long-Term Performance-Based Incentive Plan, as amended November 17, 2011**

+10(i) MDU Resources Group, Inc. Executive Incentive Compensation Plan, as amended November 15, 2007, and Rules and Regulations, as amended November 11, 2009, filed as Exhibit 10(l) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

+10(j) Montana-Dakota Utilities Co. Executive Incentive Compensation Plan, as amended November 15, 2007, and Rules and Regulations, as amended November 11, 2009, filed as Exhibit 10(m) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

+10(k) Form of Change of Control Employment Agreement, as amended May 15, 2008, filed as Exhibit 10.1 to Form 8-K dated May 15, 2008, filed on May 20, 2008, in File No. 1-3480*

+10(l) MDU Resources Group, Inc. Executive Officers with Change of Control Employment Agreements Chart, as of December 31, 2010, filed as Exhibit 10(n) to Form 10-K for the year ended December 31, 2010, filed on February 23, 2011, in File No. 1-3480*

+10(m) Supplemental Executive Retirement Plan for John G. Harp, dated December 4, 2006, filed as Exhibit 10(ag) to Form 10-K for the year ended December 31, 2006, filed on February 21, 2007, in File No. 1-3480*

+10(n) Employment Letter for John G. Harp, dated July 20, 2005, filed as Exhibit 10(ah) to Form 10-K for the year ended December 31, 2006, filed on February 21, 2007, in File No. 1-3480*

+10(o) Form of Performance Share Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 15, 2011, filed as Exhibit 10.4 to Form 8-K dated February 15, 2011, filed on February 22, 2011, in File No. 1-3480*

+10(p) MDU Construction Services Group, Inc. Executive Incentive Compensation Plan, as amended January 31, 2008, and Rules and Regulations, as amended February 16, 2009, filed as Exhibit 10(c) to Form 10-Q for the quarter ended March 31, 2009, filed on May 6, 2009, in File No. 1-3480*

+10(q) Form of Annual Incentive Award Agreement under the Long-Term Performance-Based Incentive Plan as amended February 22, 2011, filed as Exhibit 10.2 to Form 8-K dated February 15, 2011, filed on February 22, 2011, in File No. 1-3480*

+10(r) Agreement for Termination of Change of Control Employment Agreement, dated June 15, 2010, by and between MDU Resources Group, Inc. and Terry D. Hildestad, filed as Exhibit 10(b) to Form 10-Q for the quarter ended June 30, 2010, filed on August 6, 2010, in File No. 1-3480*

+10(s) Form of Notice of Expiration of Coverage Period – Change of Control Employment Agreement, dated June 15, 2010, sent by MDU Resources Group, Inc. to William E. Schneider, John G. Harp, Steven L. Bietz, David L. Goodin, William R. Connors, Mark A. Del Vecchio, Nicole A. Kivisto, Cynthia J. Norland, Paul K. Sandness, Doran N. Schwartz, and John P. Stumpf, filed as Exhibit 10(c) to Form 10-Q for the quarter ended June 30, 2010, filed on August 6, 2010, in File No. 1-3480*

+10(t)	Form of MDU Resources Group, Inc. Indemnification Agreement for Section 16 Officers and Directors, filed as Exhibit 10.1 to Form 8-K dated August 12, 2010, filed on August 17, 2010, in File No. 1-3480*
+10(u)	MDU Resources Group, Inc. Section 16 Officers and Directors with Indemnification Agreements Chart, as of December 31, 2011**
+10(v)	Employment Letter for J. Kent Wells, dated March 9, 2011**
+10(w)	MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan 2011 Fidelity President and CEO Award Agreement**
+10(x)	MDU Resources Group, Inc. Nonqualified Defined Contribution Plan, as adopted November 17, 2011**
+10(y)	MDU Resources Group, Inc. 401(k) Retirement Plan, as restated March 1, 2011, filed as Exhibit 10(a) to Form 10-Q for the quarter ended September 30, 2011, filed on November 4, 2011, in File No. 1-3480*
+10(z)	Instrument of Amendment to the MDU Resources Group, Inc. 401(k) Retirement Plan, dated March 29, 2011, filed as Exhibit 10(b) to Form 10-Q for the quarter ended March 31, 2011, filed on May 5, 2011, in File No. 1-3480*
+10(aa)	Instrument of Amendment to the MDU Resources Group, Inc. 401(k) Retirement Plan, dated June 30, 2011, filed as Exhibit 10(d) to Form 10-Q for the quarter ended June 30, 2011, filed on August 5, 2011, in File No. 1-3480*
+10(ab)	Instrument of Amendment to the MDU Resources Group, Inc. 401(k) Retirement Plan, dated September 9, 2011, filed as Exhibit 10(b) to Form 10-Q for the quarter ended September 30, 2011, filed on November 4, 2011, in File No. 1-3480*
+10(ac)	Instrument of Amendment to the MDU Resources Group, Inc. 401(k) Retirement Plan, dated December 29, 2011**
12	Computation of Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends**
21	Subsidiaries of MDU Resources Group, Inc.**
23(a)	Consent of Independent Registered Public Accounting Firm**
23(b)	Consent of Ryder Scott Company, L.P.**
31(a)	Certification of Chief Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
31(b)	Certification of Chief Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
32	Certification of Chief Executive Officer and Chief Financial Officer furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
95	Mine Safety Disclosures**
99	Ryder Scott Company, L.P. report dated January 10, 2012**
101	The following materials from MDU Resources Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Common Stockholders' Equity, (iv) the Consolidated Statements of Cash Flows, (v) the Notes to Consolidated Financial Statements, tagged in summary and detail, (vi) Schedule I – Condensed Financial Information of Registrant, tagged in summary and detail and (vii) Schedule II – Consolidated Valuation and Qualifying Accounts, tagged in summary and detail

* Incorporated herein by reference as indicated.

** Filed herewith.

\+ Management contract, compensatory plan or arrangement.

MDU Resources Group, Inc. agrees to furnish to the SEC upon request any instrument with respect to long-term debt that MDU Resources Group, Inc. has not filed as an exhibit pursuant to the exemption provided by Item 601(b)(4)(iii)(A) of Regulation S-K.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDU Resources Group, Inc.

Date: February 24, 2012

By: /s/ Terry D. Hildestad
Terry D. Hildestad
(President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

Signature	Title	Date
/s/ Terry D. Hildestad Terry D. Hildestad (President and Chief Executive Officer)	Chief Executive Officer and Director	February 24, 2012
/s/ Doran N. Schwartz Doran N. Schwartz (Vice President and Chief Financial Officer)	Chief Financial Officer	February 24, 2012
/s/ Nicole A. Kivisto Nicole A. Kivisto (Vice President, Controller and Chief Accounting Officer)	Chief Accounting Officer	February 24, 2012
/s/ Harry J. Pearce Harry J. Pearce (Chairman of the Board)	Director	February 24, 2012
/s/ Thomas Everist Thomas Everist	Director	February 24, 2012
/s/ Karen B. Fagg Karen B. Fagg	Director	February 24, 2012
/s/ A. Bart Holaday A. Bart Holaday	Director	February 24, 2012
/s/ Dennis W. Johnson Dennis W. Johnson	Director	February 24, 2012
/s/ Thomas C. Knudson Thomas C. Knudson	Director	February 24, 2012
/s/ Richard H. Lewis Richard H. Lewis	Director	February 24, 2012
/s/ Patricia L. Moss Patricia L. Moss	Director	February 24, 2012
/s/ John K. Wilson John K. Wilson	Director	February 24, 2012

MDU RESOURCES
GROUP, INC.

1200 West Century Avenue

Mailing Address:
P.O. Box 5650
Bismarck, ND 58506-5650
(701) 530-1000

Terry D. Hildestad
President and
Chief Executive Officer

March 9, 2012

To Our Stockholders:

Please join us for the 2012 Annual Meeting of Stockholders. The meeting will be held on Tuesday, April 24, 2012, at 11:00 a.m., Central Daylight Saving Time, at 909 Airport Road, Bismarck, North Dakota.

The formal matters are described in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement. We also will have a brief report on current matters of interest. Lunch will be served following the meeting.

We were pleased with the stockholder response for the 2011 Annual Meeting at which 88.07 percent of the common stock was represented in person or by proxy. We hope for an even greater representation at the 2012 meeting.

You may vote your shares by telephone, by the Internet, or by returning the enclosed proxy card. Representation of your shares at the meeting is very important. We urge you to submit your proxy promptly.

Brokers may not vote your shares on two of the three matters to be presented if you have not given your broker specific instructions as to how to vote. Please be sure to give specific voting instructions to your broker so that your vote can be counted.

All stockholders who find it convenient to do so are cordially invited and urged to attend the meeting in person. Registered stockholders will receive a request for admission ticket(s) with their proxy card that can be completed and returned to us postage-free. Stockholders whose shares are held in the name of a bank or broker will not receive a request for admission ticket(s). They should, instead, (1) call (701) 530-1000 to request an admission ticket(s), (2) bring a statement from their bank or broker showing proof of stock ownership as of February 24, 2012, to the annual meeting, and (3) present their admission ticket(s) and photo identification, such as a driver's license. Directions to the meeting will be included with your admission ticket.

I hope you will find it possible to attend the meeting.

Sincerely yours,

Terry D. Hildestad

Terry D. Hildestad

MDU RESOURCES GROUP, INC.

1200 West Century Avenue

Mailing Address:
P.O. Box 5650
Bismarck, North Dakota 58506-5650
(701) 530-1000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD APRIL 24, 2012

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on April 24, 2012

The 2012 Notice of Annual Meeting and Proxy Statement and 2011 Annual Report to Stockholders are available at www.mdu.com/proxymaterials.

March 9, 2012

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of MDU Resources Group, Inc. will be held at 909 Airport Road, Bismarck, North Dakota, on Tuesday, April 24, 2012, at 11:00 a.m., Central Daylight Saving Time, for the following purposes:

(1) Election of ten directors nominated by the board of directors for one-year terms;

(2) Ratification of the appointment of Deloitte & Touche LLP as the company's independent auditors for 2012;

(3) Advisory vote to approve the compensation of the company's named executive officers; and

(4) Transaction of any other business that may properly come before the meeting or any adjournment or adjournments thereof.

The board of directors has set the close of business on February 24, 2012, as the record date for the determination of common stockholders who will be entitled to notice of, and to vote at, the meeting.

All stockholders who find it convenient to do so are cordially invited and urged to attend the meeting in person. Registered stockholders will receive a request for admission ticket(s) with their proxy card that can be completed and returned to us postage-free. Stockholders whose shares are held in the name of a bank or broker will not receive a request for admission ticket(s). They should, instead, (1) call (701) 530-1000 to request an admission ticket(s), (2) bring a statement from their bank or broker showing proof of stock ownership as of February 24, 2012, to the annual meeting, and (3) present their admission ticket(s) and photo identification, such as a driver's license. Directions to the meeting will be included with your admission ticket. We look forward to seeing you.

By order of the Board of Directors,

Paul K. Sandness
Secretary

PROXY STATEMENT

The board of directors of MDU Resources Group, Inc. is furnishing this proxy statement beginning March 9, 2012, to solicit your proxy for use at our annual meeting of stockholders on April 24, 2012.

We will pay the cost of soliciting your proxy and reimburse brokers and others for forwarding proxy material to you. Okapi Partners LLC additionally will solicit proxies for approximately $7,000 plus out-of-pocket expenses.

The Securities and Exchange Commission's e-proxy rules allow companies to post their proxy materials on the Internet and provide only a Notice of Internet Availability of Proxy Materials to stockholders as an alternative to mailing full sets of proxy materials except upon request. For 2012, we have elected to use the Securities and Exchange Commission's full set delivery option, which means that while we are posting our proxy materials online, we are also mailing a full set of our proxy materials to our stockholders. We believe that mailing a full set of proxy materials will help ensure that a majority of outstanding shares of our common stock are present in person or represented by proxy at our meeting. We also hope to help maximize stockholder participation. Therefore, even if you previously consented to receiving your proxy materials electronically, you will receive a full set of proxy materials in the mail for this year's annual meeting. However, we will continue to evaluate the option of providing only a Notice of Internet Availability of Proxy Materials to some or all of our stockholders in the future.

VOTING INFORMATION

Who may vote? You may vote if you owned shares of our common stock at the close of business on February 24, 2012. You may vote each share that you owned on that date on each matter presented at the meeting. As of February 24, 2012, we had 188,830,529 shares of common stock outstanding entitled to one vote per share.

What am I voting on? You are voting on:

- election of ten directors nominated by the board of directors for one-year terms
- ratification of the appointment of Deloitte & Touche LLP as the company's independent auditors for 2012
- advisory vote to approve the compensation of the company's named executive officers and
- any other business that is properly brought before the meeting.

What vote is required to pass an item of business? A majority of our outstanding shares of common stock entitled to vote must be present in person or represented by proxy to hold the meeting.

If you hold shares through an account with a bank or broker, the bank or broker may vote your shares on some matters even if you do not provide voting instructions. Brokerage firms have the authority under the New York Stock Exchange rules to vote shares on certain matters when their customers do not provide voting instructions. However, on other matters, when the brokerage firm has not received voting instructions from its customers, the brokerage firm cannot vote the shares on that matter and a "broker non-vote" occurs. **This means that brokers may not vote your shares on items 1 and 3 if you have not given your broker specific instructions as to how to vote. Please be sure to give specific voting instructions to your broker so that your vote can be counted.**

Item 1 – Election of Directors

A majority of votes cast is required to elect a director in an uncontested election. A majority of votes cast means the number of votes cast "for" a director's election must exceed the number of votes cast "against" the director's election. "Abstentions" and "broker non-votes" do not count as votes cast "for" or "against" the director's election. In a contested election, which is an election in which the number of nominees for director exceeds the number of directors to be elected, directors will be elected by a plurality of the votes cast. If a nominee becomes unavailable for any reason or if a vacancy should occur before the election, which we do not anticipate, the proxies will vote your shares in their discretion for another person nominated by the board.

Our policy on majority voting for directors contained in our corporate governance guidelines requires any proposed nominee for re-election as a director to tender to the board, prior to nomination, his or her irrevocable resignation from the board that will be effective, in an uncontested election of directors only, upon:

- receipt of a greater number of votes "against" than votes "for" election at our annual meeting of stockholders and
- acceptance of such resignation by the board of directors.

Following certification of the stockholder vote, the nominating and governance committee will promptly recommend to the board whether or not to accept the tendered resignation. The board will act on the nominating and governance committee's recommendation no later than 90 days following the date of the annual meeting.

Item 2 – Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Auditors for 2012

Approval of Item 2 requires the affirmative vote of a majority of our common stock present in person or represented by proxy at the meeting and entitled to vote on the proposal. Abstentions will count as votes "against" the proposal.

Item 3 – Advisory Vote to Approve the Compensation of the Company's Named Executive Officers

Approval of Item 3 requires the affirmative vote of a majority of our common stock present in person or represented by proxy at the meeting and entitled to vote on the item. Abstentions will count as votes "against" the item. Broker non-votes are not counted as voting power present and, therefore, are not counted in the vote.

Unless you specify otherwise when you submit your proxy, the proxies will vote your shares of common stock "for" all directors nominated by the board of directors and "for" items 2 and 3.

How do I vote? There are three ways to vote by proxy:

- by calling the toll free telephone number on the enclosed proxy card
- by using the Internet as described on the enclosed proxy card or
- by returning the enclosed proxy card in the envelope provided.

You may be able to vote by telephone or the Internet if your shares are held in the name of a bank or broker. Follow their instructions.

Can I revoke my proxy? Yes. You can revoke your proxy by:

- filing written revocation with the corporate secretary before the meeting
- filing a proxy bearing a later date with the corporate secretary before the meeting or
- revoking your proxy at the meeting and voting in person.

ITEM 1. ELECTION OF DIRECTORS

All nominees for director are nominated to serve one-year terms, until the annual meeting of stockholders in 2013 and until their respective successors are elected and qualified, or until their earlier resignation, removal from office, or death.

We have provided information below about our nominees, all of whom are incumbent directors, including their ages, years of service as directors, business experience, and service on other boards of directors, including any other directorships held during the past five years. We have also included information about each nominee's specific experience, qualifications, attributes, or skills that led the board to conclude that he or she should serve as a director of MDU Resources Group, Inc. at the time we file our proxy statement, in light of our business and structure. Unless we specifically note below, no corporation or organization referred to below is a subsidiary or other affiliate of ours.

Director Nominees



Thomas Everist
Age 62

Director Since 1995
Compensation Committee

Mr. Everist has served as president and chairman of The Everist Company, Sioux Falls, South Dakota, an aggregate, concrete, and asphalt production company, since April 15, 2002. He has been a managing member of South Maryland Creek Ranch, LLC, a land development company, since June 2006, and president of SMCR, Inc., an investment company, since June 2006. He was previously president and chairman of L.G. Everist, Inc., Sioux Falls, South Dakota, an aggregate production company, from 1987 to April 15, 2002. He held a number of positions in the aggregate and construction industries prior to assuming his current position with The Everist Company. He is a director of Showplace Wood Products, Sioux Falls, South Dakota, a custom cabinets manufacturer, and has been a director of Raven Industries, Inc., Sioux Falls, South Dakota, a general manufacturer of electronics, flow controls, and engineered films since 1996, and its chairman of the board since April 1, 2009. Mr. Everist has been a director of Everist Genomics, Inc., Ann Arbor, Michigan, which provides solutions for personalized medicines, since May 2002, was a director of Angiologix Inc., Mountain View, California, a medical diagnostic device company, from July 2010 through October 2011 when it was acquired by Everist Genomics, Inc., and has been a director of Bell, Inc., Sioux Falls, South Dakota, a manufacturer of folding cartons and packages, since April 2011.

Mr. Everist attended Stanford University where he received a bachelor's degree in mechanical engineering and a master's degree in construction management. He is active in the Sioux Falls community and currently serves as a director on the Sanford Health Foundation, a non-profit charitable health services organization. From July 2001 to June 2006, he served on the South Dakota Investment Council, the state agency responsible for prudently investing state funds.

The board concluded that Mr. Everist should serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. A significant portion of MDU Resources Group, Inc.'s earnings is derived from its construction services and aggregate mining businesses. Mr. Everist has considerable business experience in this area, with more than 38 years in the aggregate and construction materials industry. He has also demonstrated success in his business and leadership skills, serving as president and chairman of his companies for over 24 years. We value other public company board service. Mr. Everist has experience serving as a director and now chairman of another public company, which enhances his contributions to our board. His leadership skills and experience with his own companies and on other boards enable him to be an effective board member and compensation committee chairman. Mr. Everist is our longest serving board member, providing 17 years of board experience as well as extensive knowledge of our business.



Karen B. Fagg
Age 58

Director Since 2005
Nominating and Governance Committee
Compensation Committee

Ms. Fagg served as vice president of DOWL LLC, d/b/a DOWL HKM, an engineering and design firm, from April 2008 until her retirement on December 31, 2011. Ms. Fagg was president from April 1, 1995 through March 2008, and chairman and majority owner from June 2000 through March 2008 of HKM Engineering, Inc., Billings, Montana, an engineering and physical science services firm. HKM Engineering, Inc. merged with DOWL LLC on April 1, 2008. Ms. Fagg was employed with MSE, Inc., Butte, Montana, an energy research and development company, from 1976 through 1988 and from 1993 to April 1995. She served as vice president of operations and corporate development director. From 1989 through 1992, Ms. Fagg served a four-year term as director of the Montana Department of Natural Resources and Conservation, Helena, Montana, the state agency charged with promoting stewardship of Montana's water, soil, energy, and rangeland resources; regulating oil and gas exploration and production; and administering several grant and loan programs.

Ms. Fagg has a bachelor's degree in mathematics from Carroll College in Helena, Montana. She served on the board for St. Vincent's Healthcare from October 2003 until October 2009, including a term as board chair, on the board of Deaconess Billings Clinic Health System from 1994 to 2002, as a member of the Board of Trustees of Carroll College from 2005 through 2010, and on the board of advisors of the Charles M. Bair Family Trust from 2008 to July 2011, including a term as board chair. She has been a member of the board of directors of the Billings Chamber of Commerce since July 2009 and a member of the Billings Catholic School Board since December 2011. She is also a member of the Montana State University Engineering Advisory Council, whose responsibilities include evaluating the mission and goals of the College of Engineering and assisting in the development and implementation of the college's strategic plan. From 2002 through 2006, she served on the Montana Board of Investments, the state agency responsible for prudently investing state funds. From 2001 to 2005, she served on the board of Montana State University's Advanced Technology Park. From 1998 to 2007, she served on the ZooMontana Board and as vice chair from 2005 to 2006.

Ms. Fagg submitted a letter of resignation to the board of directors when she retired from DOWL LLC in accordance with our Director Resignation upon Change of Job Responsibility policy. The board decided that Ms. Fagg should continue to serve as a director and be renominated to serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. Construction and engineering, energy, and the responsible development of natural resources are all important aspects of our business. Ms. Fagg has business experience in all these areas, including 17 years of construction and engineering experience at DOWL HKM and its predecessor, HKM Engineering, Inc., where she served as vice president, president, and chairman. Ms. Fagg has also had 14 years of experience in energy research and development at MSE, Inc., where she served as vice president of operations and corporate development director, and four years focusing on stewardship of natural resources as director of the Montana Department of Natural Resources and Conservation. In addition to her industry experience, Ms. Fagg brings to our board 13 years of business leadership and management experience as president and chairman of her own company, as well as knowledge and experience acquired through her service on a number of Montana state and community boards.



Terry D. Hildestad
Age 62

Director Since 2006
President and Chief Executive Officer

Mr. Hildestad was elected president and chief executive officer and a director of the company effective August 17, 2006. He had served as president and chief operating officer from May 1, 2005 until August 17, 2006. Prior to that, he served as president and chief executive officer of our subsidiary, Knife River Corporation, from 1993 until May 1, 2005. He began his career with the company in 1974 at Knife River Corporation, where he served in several operating positions before becoming its president. He additionally serves as an executive officer and as chairman of the company's principal subsidiaries and of the managing committees of Montana-Dakota Utilities Co. and Great Plains Natural Gas Co.

Mr. Hildestad has a bachelor's degree from Dickinson State University and has completed the Advanced Management Program at Harvard School of Business. Mr. Hildestad is a member of the U.S. Bancorp Western North Dakota Advisory Board of Directors.

The board concluded that Mr. Hildestad should serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. As chief executive officer of MDU Resources Group, Inc., Mr. Hildestad is the only officer of the company to sit on our board, consistent with our past practice. With over 37 years of significant, hands-on experience at our company, Mr. Hildestad has a deep knowledge and understanding of MDU Resources Group, Inc., its operating companies and its lines of business. Mr. Hildestad has demonstrated his leadership abilities and his commitment to our company since he was elected president and chief executive officer and a director in 2006 and prior to that time through his long service as chief operating officer of the company and as president and chief executive officer at Knife River Corporation, our construction materials and contracting subsidiary. The board also believes that Mr. Hildestad's leadership abilities, integrity, values, and good judgment make him well-suited to serve on our board, particularly in this challenging economic environment.



A. Bart Holaday
Age 69

Director Since 2008
Audit Committee
Nominating and Governance Committee

Mr. Holaday headed the Private Markets Group of UBS Asset Management and its predecessor entities for 15 years prior to his retirement in 2001, during which time he managed more than $19 billion in investments. Prior to that he was vice president and principal of the InnoVen Venture Capital Group, a venture capital investment firm. He was founder and president of Tenax Oil and Gas Corporation, an onshore Gulf Coast exploration and production company, from 1980 through 1982. He has four years of senior management experience with Gulf Oil Corporation, a global energy and petrochemical company, and eight years of senior management experience with the federal government, including the Department of Defense, Department of the Interior, and the Federal Energy Administration. He is currently the president and owner of Dakota Renewable Energy Fund, LLC, which invests in small companies in North Dakota. He is a member of the investment advisory board of Commons Capital LLC, a venture capital firm; is a director of Hull Investments, LLC, a private entity that combines nonprofit activities and investments; is a member of the board of directors of Adams Street Partners, LLC, a private equity investment firm, Alerus Financial, a financial services company, Jamestown College, the United States Air Force Academy Endowment (chairman), the Falcon Foundation (director and former vice president), which provides scholarships to Air Force Academy applicants, the Center for Innovation Foundation at the University of North Dakota (chairman and trustee) and the University of North Dakota Foundation; and is chairman and chief executive officer of the Dakota Foundation, a nonprofit foundation that fosters social entrepreneurship. He is a past member of the board of directors of the National Venture Capital Association, Walden University, and the U.S. Securities and Exchange Commission advisory committee on the regulation of capital markets.

Mr. Holaday has a bachelor's degree in engineering sciences from the U.S. Air Force Academy. He was a Rhodes Scholar, earning a bachelor's degree and a master's degree in politics, philosophy, and economics from Oxford University. He also earned a law degree from George Washington Law School and is a Chartered Financial Analyst. In 2005, he was awarded an honorary Doctor of Letters from the University of North Dakota.

The board concluded that Mr. Holaday should serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. MDU Resources Group, Inc. has significant operations in the natural gas and oil industry where Mr. Holaday has knowledge and experience. He founded and served as president of Tenax Oil and Gas Corporation. He has four years experience in senior management with Gulf Oil Corporation and 16 years of experience managing private equity investments, including investments in oil and gas, as the head of the Private Markets Group of UBS Asset Management and its predecessor organizations. This business experience demonstrates his leadership skills and success in the oil and gas industry. Mr. Holaday brings to the board his extensive finance and investment experience as well as his business development skills acquired through his work at UBS Asset Management, Tenax Oil and Gas Corporation, Gulf Oil Corporation, and several private equity investment firms. This will enhance the knowledge of the board and provide useful insights to management in connection not only with our natural gas and oil business, but with all of our businesses.



Dennis W. Johnson
Age 62

Director Since 2001
Audit Committee

Mr. Johnson is chairman, chief executive officer and president of TMI Corporation, and chairman and chief executive officer of TMI Systems Design Corporation, TMI Transport Corporation, and TMI Storage Systems Corporation, all of Dickinson, North Dakota, manufacturers of casework and architectural woodwork. He has been employed at TMI since 1974 serving as president or chief executive officer since 1982. Mr. Johnson is serving his twelfth year as president of the Dickinson City Commission. He served as a director of the Federal Reserve Bank of Minneapolis from 1993 to 1998. He is a past member and chairman of the Theodore Roosevelt Medora Foundation.

Mr. Johnson has a bachelor of science degree in electrical and electronics engineering, as well as a master of science degree in industrial engineering from North Dakota State University. He has served on numerous industry, state, and community boards, including the North Dakota Workforce Development Council (chairperson), the Decorative Laminate Products Association, the North Dakota Technology Corporation, St. Joseph Hospital Life Care Foundation, St. John Evangelical Lutheran Church, Dickinson State University Foundation, the executive operations committee of the University of Mary Harold Schafer Leadership Center, the Dickinson United Way, and the business advisory council of the Steffes Corporation, a metal manufacturing and engineering firm. He also served on North Dakota Governor Sinner's Education Action Commission, the North Dakota Job Service Advisory Council, the North Dakota State University President's Advisory Council, North Dakota Governor Schafer's Transition Team, and chaired North Dakota Governor Hoeven's Transition Team. He has received numerous awards including the 1991 Regional Small Business Person of the Year Award and the Greater North Dakotan Award.

The board concluded that Mr. Johnson should serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. Mr. Johnson has over 37 years of experience in business management, manufacturing, and finance, and has demonstrated his success in these areas, holding positions as chairman, president, and chief executive officer of TMI for 29 years, as well as through his prior service as a director of the Federal Reserve Bank of Minneapolis. His finance experience and leadership skills enable him to make valuable contributions to our audit committee, which he has chaired for eight years. As a result of his service on a number of state and local organizations in North Dakota, Mr. Johnson has significant knowledge of local, state, and regional issues involving North Dakota, a state where we have significant operations and assets.



Thomas C. Knudson

Age 65

Director Since 2008
Compensation Committee

Mr. Knudson has been president of Tom Knudson Interests since its formation on January 14, 2004. Tom Knudson Interests provides consulting services in energy, sustainable development, and leadership. Mr. Knudson began employment with Conoco Oil Company (Conoco) in May 1975 and retired in 2004 from Conoco's successor, ConocoPhillips, as senior vice president of human resources and government affairs and communications. Mr. Knudson served as a member of ConocoPhillips' management committee. His diverse career at Conoco and ConocoPhillips included engineering, operations, business development, and commercial assignments. He was the founding chairman of the Business Council for Sustainable Development in both the United States and the United Kingdom. He has been a director of Bristow Group Inc. since June 2004 and its chairman of the board of directors since August 2006, and was a director of Natco Group Inc. from April 2005 to November 2009 and Williams Partners LP from November 2005 to September 2007. Bristow Group Inc. is a leading provider of helicopter services to the offshore oil industry. Natco Group Inc. is a leading manufacturer of oil and gas processing equipment. Williams Partners LP owns natural gas gathering, transportation, processing, and treating assets, and also has natural gas liquids fractionating and storage assets.

Mr. Knudson has a bachelor's degree in aerospace engineering from the U.S. Naval Academy and a master's degree in aerospace engineering from the U.S. Naval Postgraduate School. He served as a naval aviator, flying combat missions in Vietnam, and was a lieutenant commander in 1974 when he was honorably discharged. He has served as an adjunct professor at the Jones Graduate School of Management at Rice University. Mr. Knudson has served on the boards of a number of petroleum industry associations, Covenant House Texas, The Houston Museum of Natural Science, and Alpha USA/Houston. He has served on the National Council of Methodist Neurological Institute since October 2011 and as a Trustee of the Episcopal Seminary of the Southwest, Austin, Texas, since January 2012.

The board concluded that Mr. Knudson should serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. A significant portion of our earnings is derived from natural gas and oil production and the transportation, storage, and gathering of natural gas. Mr. Knudson has extensive knowledge and experience in this industry as a result of his prior employment with Conoco and ConocoPhillips, as well as through his service on the boards of Natco Group Inc. and Williams Partners LP. Mr. Knudson has a broad background in engineering, operations, and business development, as well as service on the management committee at Conoco and ConocoPhillips, which bring additional experience and perspective to our board. His service as senior vice president of human resources at ConocoPhillips makes him an excellent fit for our compensation committee. Sustainable business development is also an important aspect of our business, and Mr. Knudson, as the founding chairman of the Business Council for Sustainable Development, brings to our board significant experience and knowledge in this area. Mr. Knudson also has significant knowledge of local, state, and regional issues involving Texas, a state where we have important operations and assets.



Richard H. Lewis
Age 62

Director Since 2005
Audit Committee
Nominating and Governance Committee

Mr. Lewis has been the managing general partner of Brakemaka LLLP, a private investment partnership for managing family investments, and president of the Lewis Family Foundation since August 2004. Mr. Lewis serves as chairman of the board of Entre Pure Industries, Inc., a privately held company involved in the purified water and ice business. He also serves as a director of Colorado State Bank and Trust and on the senior advisory board of TPH Partners, L.P., a private equity fund with an energy only focus. Mr. Lewis founded Prima Energy Corporation, a natural gas and oil exploration and production company, in 1980 and served as chairman and chief executive officer of the company until its sale in July 2004. During his tenure, Prima Energy was named to Forbes Magazine's 200 Best Small Companies in America list seven times and was ranked the No. 1 Colorado public company for the decade of the 1990s in terms of market return. Mr. Lewis represented natural gas producers on a panel that studied electric restructuring in Colorado and has testified before Congressional committees on industry matters. He worked in private practice as a certified public accountant for eight years, now on inactive status, prior to founding Prima Energy.

Mr. Lewis has a bachelor's degree in finance and accounting from the University of Colorado. He served as a board member on the Colorado Oil and Gas Association from November 1999 to November 2009, including a term as its president. In 2000, Mr. Lewis was inducted into the Ernst & Young Entrepreneur of the Year Hall of Fame and in 2004 was inducted into the Rocky Mountain Oil and Gas Hall of Fame. Mr. Lewis serves as a board director and as the chairman of the development board of Colorado Uplift, a non-profit organization whose mission is to build long-term, life-changing relationships with urban youth. He also serves on the Board of Trustees of Alliance for Choice in Education, which provides scholarships to inner city youth. He has also served on the Board of Trustees of the Metro Denver YMCA, the Advisory Council to the Leeds School of Business at the University of Colorado, and as a director for the Partnership for the West.

The board concluded that Mr. Lewis should serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. MDU Resources Group, Inc. derives a significant portion of its earnings from natural gas and oil production, one of our business segments. Mr. Lewis has extensive business experience, recognized excellence, and demonstrated success in this industry through almost 25 years at his company, Prima Energy Corporation, and ten years on the board of the Colorado Oil and Gas Association. In addition to his industry experience, he brings investment experience to our board through his service on the senior advisory board of TPH Partners, L.P., an energy-only private equity fund. As a certified public accountant and a director of Colorado State Bank and Trust, Mr. Lewis also contributes significant finance and accounting knowledge to our board and audit committee. Mr. Lewis also brings to the board his knowledge of local, state, and regional issues involving Colorado and the Rocky Mountain region, where we have important operations.



Patricia L. Moss
Age 58

Director Since 2003
Compensation Committee
Nominating and Governance Committee

Ms. Moss served as the president and chief executive officer of Cascade Bancorp, a financial holding company in Bend, Oregon, from 1998 to January 3, 2012. She served as the chief executive officer of Cascade Bancorp's principal subsidiary, Bank of the Cascades, from 1993 to January 3, 2012, serving also as president from 1993 to 2003. From 1987 to 1998, Ms. Moss served as chief operating officer, chief financial officer, and corporate secretary of Cascade Bancorp. Ms. Moss has been a director of Cascade Bancorp since 1993 and a director of Bank of the Cascades since 1998 and was elected vice chairman of both boards effective January 3, 2012. Ms. Moss also serves as a director of the Oregon Investment Fund Advisory Council, a state-sponsored program to encourage the growth of small businesses within Oregon.

Ms. Moss graduated magna cum laude with a bachelor of science degree in business administration from Linfield College in Oregon and did master's studies at Portland State University. She received commercial banking school certification at the ABA Commercial Banking School at the University of Oklahoma. She served as a director of the Oregon Business Council, whose mission is to mobilize business leaders to contribute to Oregon's quality of life and economic prosperity; the Cascades Campus Advisory Board of the Oregon State University; the North Pacific Group, Inc., a wholesale distributor of building materials, industrial and hardwood products, and other specialty products; the Aquila Tax Free Trust of Oregon, a mutual fund created especially for the benefit of Oregon residents; Clear Choice Health Plans Inc., a multi-state insurance company; and as a director and chair of the St. Charles Medical Center.

PROXY

In August 2009, the Federal Deposit Insurance Corporation and the Oregon Division of Finance and Corporate Securities entered into a consent agreement with Bank of the Cascades that requires the bank to develop and adopt a plan to maintain the capital necessary for it to be "well-capitalized," to improve its lending policies and its allowance for loan losses, to increase its liquidity, to retain qualified management, and to increase the participation of its board of directors in the affairs of the bank. In October 2009, the bank's parent, Cascade Bancorp, entered into a written agreement with the Federal Reserve Bank of San Francisco and the Oregon Division relating largely to improving the financial condition of Cascade Bancorp and the Bank of the Cascades. Cascade Bancorp completed a sale of common stock in January 2011 to private investors that raised sufficient capital to meet the agreement requirements.

Ms. Moss submitted a letter of resignation to the board of directors in connection with her retirement from Cascade Bancorp and Bank of the Cascades in accordance with our Director Resignation upon Change of Job Responsibility policy. The board decided that Ms. Moss should continue to serve as a director and be renominated to serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. A significant portion of MDU Resources Group, Inc.'s utility, construction services, and contracting operations are located in the Pacific Northwest. Ms. Moss has first-hand business experience and knowledge of the Pacific Northwest economy and local, state, and regional issues through her executive positions at Cascade Bancorp and Bank of the Cascades, where she gained over 30 years of experience. Ms. Moss provides to our board her experience in finance and banking, as well as her experience in business development through her work at Cascade Bancorp and on the Oregon Investment Advisory Council and the Oregon Business Council. This business experience demonstrates her leadership abilities and success in the finance and banking industry. Ms. Moss is also certified as a Senior Professional in Human Resources, which makes her well-suited for our compensation committee. In deciding that Ms. Moss should be renominated as a director, the board was mindful of the consent agreement with Bank of the Cascades, but concluded that Ms. Moss brought the many skills and experiences discussed above to our board and had proved herself to be a dedicated and hard-working director.



Harry J. Pearce

Age 69

Director Since 1997
Chairman of the Board

Mr. Pearce was elected chairman of the board of the company on August 17, 2006. Prior to that, he served as lead director effective February 15, 2001, and was vice chairman of the board from November 16, 2000 until February 15, 2001. Mr. Pearce has been a director of Marriott International, Inc., a major hotel chain, since 1995. He was a director of Nortel Networks Corporation, a global telecommunications company, from January 11, 2005 to August 10, 2009, serving as chairman of the board from June 29, 2005. He retired on December 19, 2003, as chairman of Hughes Electronics Corporation, a General Motors Corporation subsidiary and provider of digital television entertainment, broadband satellite network, and global video and data broadcasting. He had served as chairman since June 1, 2001. Mr. Pearce was vice chairman and a director of General Motors Corporation, one of the world's largest automakers, from January 1, 1996 to May 31, 2001, and was general counsel from 1987 to 1994. He served on the President's Council on Sustainable Development and co-chaired the President's Commission on the United States Postal Service. Prior to joining General Motors, he was a senior partner in the Pearce & Durick law firm in Bismarck, North Dakota. Mr. Pearce is a director of the United States Air Force Academy Endowment, and a member of the Advisory Board of the University of Michigan Cancer Center. He is a Fellow of the American College of Trial Lawyers and a member of the International Society of Barristers. He also serves on the Board of Trustees of Northwestern University. He has served as a chairman or director on the boards of numerous nonprofit organizations, including as chairman of the board of Visitors of the U.S. Air Force Academy, chairman of the National Defense University Foundation, and chairman of the Marrow Foundation. He currently serves as a director of the National Bone Marrow Transplant Link and New York Marrow Foundation. Mr. Pearce received a bachelor's degree in engineering sciences from the U.S. Air Force Academy and his law degree from Northwestern University's School of Law.

The board concluded that Mr. Pearce should serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. MDU Resources Group, Inc. values public company leadership and the experience directors gain through such leadership. Mr. Pearce is recognized nationally, as well as in the State of North Dakota, as a business leader and for his business acumen. He has multinational business management experience and proven leadership skills through his position as vice chairman at General Motors Corporation, as well as through his extensive service on the boards of large public companies, including Marriott International Inc.; Hughes Electronics Corporation, where he was chairman; and Nortel Networks Corporation, where he also was chairman. He also brings to our board his long experience as a practicing attorney. In addition, Mr. Pearce is focused on corporate governance issues and is the founding chair of the Chairmen's Forum, an organization comprised of non-executive chairmen of publicly-traded companies. Participants in the Chairmen's Forum discuss ways to enhance the accountability of corporations to owners and promote a deeper understanding of independent board leadership and effective practices of board chairmanship. The board also believes that Mr. Pearce's values and commitment to excellence make him well-suited to serve as chairman of our board.



John K. Wilson
Age 57

Director Since 2003
Audit Committee

Mr. Wilson was president of Durham Resources, LLC, a privately held financial management company, in Omaha, Nebraska, from 1994 to December 31, 2008. He previously was president of Great Plains Energy Corp., a public utility holding company and an affiliate of Durham Resources, LLC, from 1994 to July 1, 2000. He was vice president of Great Plains Natural Gas Co., an affiliate company of Durham Resources, LLC, until July 1, 2000. The company bought Great Plains Energy Corp. and Great Plains Natural Gas Co. on July 1, 2000. Mr. Wilson also served as president of the Durham Foundation and was a director of Bridges Investment Fund, a mutual fund, and the Greater Omaha Chamber of Commerce. He is presently a director of HDR, Inc., an international architecture and engineering firm, Tetrad Corporation, a privately held investment company, both based in Omaha, and serves on the advisory board of Duncan Aviation, an aircraft service provider, headquartered in Lincoln, Nebraska. He currently serves as deputy executive director of the Robert B. Daugherty Charitable Foundation, Omaha, Nebraska, and formerly served on the advisory board of US Bank NA Omaha.

Mr. Wilson is a certified public accountant, on inactive status. He received his bachelor's degree in business administration, cum laude, from the University of Nebraska – Omaha. During his career, he was an audit manager at Peat, Marwick, Mitchell (now known as KPMG), controller for Great Plains Natural Gas Co., and chief financial officer and treasurer for all Durham Resources entities.

The board concluded that Mr. Wilson should serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. Mr. Wilson has an extensive background in finance and accounting, as well as extensive experience with mergers and acquisitions, through his education and work experience at a major accounting firm and his later positions as controller and vice president of Great Plains Natural Gas Co., president of Great Plains Energy Corp., and president, chief financial officer, and treasurer for Durham Resources, LLC and all Durham Resources entities. The electric and natural gas utility business was our core business when our company was founded in 1924. That business now operates through four utilities: Montana-Dakota Utilities Co., Great Plains Natural Gas Co., Cascade Natural Gas Corporation, and Intermountain Gas Company. Mr. Wilson is our only non-employee director with direct experience in this area through his prior positions at Great Plains Natural Gas Co. and Great Plains Energy Corp. In addition, Mr. Wilson's extensive finance and accounting experience make him well-suited for our audit committee.

The board of directors recommends a vote "for" each nominee.

A majority of votes cast is required to elect a director in an uncontested election. A majority of votes cast means the number of votes cast "for" a director's election must exceed the number of votes cast "against" the director's election. "Abstentions" and "broker non-votes" do not count as votes cast "for" or "against" the director's election. In a contested election, which is an election in which the number of nominees for director exceeds the number of directors to be elected and which we do not anticipate, directors will be elected by a plurality of the votes cast.

Unless you specify otherwise when you submit your proxy, the proxies will vote your shares of common stock "for" all directors nominated by the board of directors. If a nominee becomes unavailable for any reason or if a vacancy should occur before the election, which we do not anticipate, the proxies will vote your shares in their discretion for another person nominated by the board.

Our policy on majority voting for directors and our corporate governance guidelines require any nominee for re-election as a director to tender to the board, prior to nomination, his or her irrevocable resignation from the board that will be effective, in an uncontested election of directors only, upon:

- receipt of a greater number of votes "against" than votes "for" election at our annual meeting of stockholders and
- acceptance of such resignation by the board of directors.

Following certification of the stockholder vote, the nominating and governance committee will promptly recommend to the board whether or not to accept the tendered resignation. The board will act on the nominating and governance committee's recommendation no later than 90 days following the date of the annual meeting.

Brokers may not vote your shares on the election of directors if you have not given your broker specific instructions as to how to vote. Please be sure to give specific voting instructions to your broker so that your vote can be counted.

ITEM 2. RATIFICATION OF INDEPENDENT AUDITORS

The audit committee at its February 2012 meeting appointed Deloitte & Touche LLP as our independent auditors for fiscal year 2012. The board of directors concurred with the audit committee's decision. Deloitte & Touche LLP has served as our independent auditors since fiscal year 2002.

Although your ratification vote will not affect the appointment or retention of Deloitte & Touche LLP for 2012, the audit committee will consider your vote in determining its appointment of our independent auditors for the next fiscal year. The audit committee, in appointing our independent auditors, reserves the right, in its sole discretion, to change an appointment at any time during a fiscal year if it determines that such a change would be in our best interests.

A representative of Deloitte & Touche LLP will be present at the annual meeting and will be available to respond to appropriate questions. We do not anticipate that the representative will make a prepared statement at the meeting; however, he or she will be free to do so if he or she chooses.

The board of directors recommends a vote "for" the ratification of Deloitte & Touche LLP as our independent auditors for 2012.

Ratification of the appointment of Deloitte & Touche LLP as our independent auditors for 2012 requires the affirmative vote of a majority of our common stock present in person or represented by proxy at the meeting and entitled to vote on the proposal. Abstentions will count as votes against this proposal.

ACCOUNTING AND AUDITING MATTERS

Fees

The following table summarizes the aggregate fees that our independent auditors, Deloitte & Touche LLP, billed or are expected to bill us for professional services rendered for 2011 and 2010:

	2011	2010*
Audit Fees(a)	$2,425,700	$2,250,579
Audit-Related Fees(b)	216,410	26,400
Tax Fees(c)	0	9,800
All Other Fees(d)	0	17,943
Total Fees(e)	$2,642,110	$2,304,722
Ratio of Tax and All Other Fees to Audit and Audit-Related Fees	0.0%	1.2%

* The 2010 amounts were adjusted from amounts shown in the 2011 proxy statement to reflect actual amounts.

(a) Audit fees for 2010 and 2011 consisted of services rendered for the audit of our annual financial statements, reviews of quarterly financial statements, statutory and regulatory audits, compliance with loan covenants, reviews of financial statements for MDU Construction Services Group and subsidiaries, agreed upon procedures associated with the annual submission of financial assurance to the North Dakota Department of Health, filing Form S-3 registration statements (2011 only), and work related to responding to a comment letter from the Securities and Exchange Commission (2011 only).

(b) Audit-related fees for 2011 and 2010 are associated with the audit of the Intermountain Gas Company's benefit plans (2010 only), accounting research assistance, and accounting consultation in connection with due diligence (2011 only).

(c) Tax fees for 2010 include services associated with Section 199 tax credits. There were no tax fees for 2011.

(d) All other fees for 2010 consist of training provided by Deloitte & Touche LLP on the topic of utility taxes. There were no all other fees for 2011.

(e) Total fees reported above include out-of-pocket expenses related to the services provided of $275,000 for 2011 and $274,329 for 2010.

Pre-Approval Policy

The audit committee pre-approved all services Deloitte & Touche LLP performed in 2011 in accordance with the pre-approval policy and procedures the audit committee adopted at its August 12, 2003 meeting. This policy is designed to achieve the continued independence of Deloitte & Touche LLP and to assist in our compliance with Sections 201 and 202 of the Sarbanes-Oxley Act of 2002 and related rules of the Securities and Exchange Commission.

The policy defines the permitted services in each of the audit, audit-related, tax, and all other services categories, as well as prohibited services. The pre-approval policy requires management to submit annually for approval to the audit committee a service plan describing the scope of work and anticipated cost associated with each category of service. At each regular audit committee meeting, management reports on services performed by Deloitte & Touche LLP and the fees paid or accrued through the end of the quarter preceding the meeting. Management may submit requests for additional permitted services before the next scheduled audit committee meeting to the designated member of the audit committee, Dennis W. Johnson, for approval. The designated member updates the audit committee at the next regularly scheduled meeting regarding any services that he approved during the interim period. At each regular audit committee meeting, management may submit to the audit committee for approval a supplement to the service plan containing any request for additional permitted services.

In addition, prior to approving any request for audit-related, tax, or all other services of more than $50,000, Deloitte & Touche LLP will provide a statement setting forth the reasons why rendering of the proposed services does not compromise Deloitte & Touche LLP's independence. This description and statement by Deloitte & Touche LLP may be incorporated into the service plan or as an exhibit thereto or may be delivered in a separate written statement.

ITEM 3. ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Securities Exchange Act of 1934 and Rule 14a-21(a), we are asking our stockholders to approve, in a separate advisory vote, the compensation of our named executive officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K. As discussed in the compensation discussion and analysis, our compensation committee and board of directors believe that our current executive compensation program directly links compensation of our named executive officers to our financial performance and aligns the interests of our named executive officers with those of our stockholders. Our compensation committee and board of directors also believe that our executive compensation program provides our named executive officers with a balanced compensation package that includes an appropriate base salary along with competitive annual and long-term incentive compensation targets. These incentive programs are designed to reward our named executive officers on both an annual and long-term basis if they attain specified goals.

Our overall compensation program and philosophy is built on a foundation of these guiding principles:

- we pay for performance
- we determine performance based on financial criteria that are important to stockholder value – earnings per share, return on invested capital, and total stockholder return relative to our peers and
- we review competitive compensation data for each named executive officer position and incorporate internal equity in the final determination of target compensation levels.

We are asking our stockholders to indicate their approval of our named executive officer compensation as disclosed in this proxy statement, including the compensation discussion and analysis, the executive compensation tables, and narrative discussion. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers for 2011. Accordingly, the following resolution is submitted for stockholder vote at the 2012 annual meeting:

> "RESOLVED, that the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

As this is an advisory vote, the results will not be binding on the company, the board of directors, or the compensation committee and will not require us to take any action. The final decision on the compensation of our named executive officers remains with our compensation committee and our board of directors, although our board and compensation committee will consider the outcome of this vote when making future compensation decisions. As the board of directors determined at its meeting in May 2011, we will provide our stockholders with the opportunity to vote on our named executive officer compensation at every annual meeting until the next required vote on the frequency of stockholder votes on named executive officer compensation. The next required vote on frequency will occur at the 2017 annual meeting of stockholders.

The board of directors recommends a vote "for" the approval, on an advisory basis, of the compensation of our named executive officers, as disclosed in this proxy statement.

Approval of the compensation of our named executive officers requires the affirmative vote of a majority of our common stock present in person or represented by proxy at the meeting and entitled to vote on the proposal. Abstentions will count as votes against this proposal. Broker non-votes are not counted as voting power present and, therefore, are not counted in the vote.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following compensation discussion and analysis may contain statements regarding corporate performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

2011 Named Executive Officers

For 2011, our named executive officers were Terry D. Hildestad, Doran N. Schwartz, J. Kent Wells, John G. Harp, and William E. Schneider. Mr. Hildestad is our president and chief executive officer, and Mr. Schwartz is our vice president and chief financial officer. Mr. Wells, president and chief executive officer of Fidelity Exploration & Production Company, a direct wholly-owned subsidiary of WBI Holdings, Inc., was hired in May 2011 and is a named executive officer for the first time. Mr. Harp was president and chief executive officer of MDU Construction Services Group, Inc. during 2011 and, effective January 1, 2012, became chief executive officer of Knife River Corporation as well as MDU Construction Services Group, Inc. Mr. Schneider was president and chief executive officer of Knife River Corporation during 2011 and, effective January 1, 2012, became MDU Resources Group, Inc. executive vice president of Bakken development.

Summary of Company Performance and Named Executive Officer Compensation Paid – 2011 Compared to 2010

MDU Resources Group, Inc. was comprised of the following business segments in 2011:

- electric and natural gas distribution[1] under the leadership of David L. Goodin, the president and chief executive officer of Montana-Dakota Utilities Co., Great Plains Natural Gas Co., Cascade Natural Gas Corporation, and Intermountain Gas Company
- pipeline and energy services under the leadership of Steven L. Bietz, the president and chief executive officer of WBI Holdings, Inc., which is the parent company of WBI Pipeline & Storage Group, Inc. and WBI Energy Services, Inc.
- exploration and production under the leadership of J. Kent Wells, the president and chief executive officer of Fidelity Exploration & Production Company, a subsidiary of WBI Holdings, Inc.
- construction materials and contracting under the leadership of William E. Schneider, the president and chief executive officer of Knife River Corporation and
- construction services under the leadership of John G. Harp, the president and chief executive officer of MDU Construction Services Group, Inc.

Our consolidated financial results for 2011 and 2010 were:

Item	2011 Result	2010 Result
Consolidated Earnings on Common Stock	$212.3 million	$240.0 million
Earnings per Share (diluted)	$1.12	$1.27
Return on Invested Capital	6.3%	7.0%
Total Stockholder Return	9.1%	(11.3)%

Our business segment results were as follows:

- electric and natural gas distribution earnings increased from $65.9 million in 2010 to $67.7 million in 2011
- pipeline and energy services earnings decreased from $23.2 million in 2010 to $23.1 million in 2011
- exploration and production earnings decreased from $85.6 million in 2010 to $80.3 million in 2011
- construction materials and contracting earnings decreased from $29.6 million in 2010 to $26.4 million in 2011 and
- construction services earnings increased from $18.0 million in 2010 to $21.6 million in 2011.

1 Natural gas distribution is a separate business segment although we are showing it combined in this discussion.

While 2011 performance in our electric and natural gas and construction services segments was strong, performance in the pipeline and energy services, exploration and production, and construction materials segments was lower than in 2010. We believe that the compensation of our named executive officers for 2011 reflects these results.

In terms of remuneration, this overview focuses on the total compensation paid to our named executives. Total compensation paid is the sum of base salary, annual incentive award paid, and the value realized upon the vesting of long-term incentive awards of performance shares and restricted stock. While the compensation committee believes that total compensation as reported in the Summary Compensation Table is important, it does not show the actual value in the compensation paid to our named executive officers, which the compensation committee believes is important to show stockholders. The three major differences are that the total compensation reported in the Summary Compensation Table shows:

- the change in pension value, which increased in 2011 due to lower discount rates used to calculate the values. Because the defined benefit pension plans were frozen as of January 1, 2010, and none of our named executives received benefit level increases in our Supplemental Income Security Plan for 2011, their retirement benefits under these programs did not increase.
- a grant date fair value assigned to performance share awards, which are potential payments based on multiple assumptions. Performance shares are paid, if at all, three years after grant, based upon our total stockholder return in comparison to our peer group and
- all other compensation for the named executives officers, which we excluded from total compensation paid because the dollar amount did not change from 2010 to 2011, except for a very small amount for Mr. Harp.

The following table compares total compensation paid to Messrs. Hildestad, Schwartz, Harp, and Schneider, the four 2011 named executive officers who were also employed by the company in 2010. Three of the four named executive officer's total compensation paid decreased in 2011 and, as a group, their total compensation paid decreased $821,353, or 17.3% when compared to 2010.

Total Compensation Paid in 2011 and 2010

Named Executive Officer	Year	Base Salary ($)	Annual Incentive Awards Paid ($)	Value Realized upon Vesting of Performance Shares ($)	Value Realized upon Vesting of Restricted Stock ($)(3)	Total Compensation Paid ($)(4)
Terry D. Hildestad	2011	750,000	954,750	0 (1)	–	1,704,750
	2010	750,000	762,750	720,474 (2)	73,498	2,306,722
Doran N. Schwartz	2011	273,000	173,765	0 (1)	–	446,765
	2010	252,454	127,053	75,398 (2)	–	454,905
John G. Harp	2011	450,000	438,750	0 (1)	–	888,750
	2010	450,000	438,750	221,666 (2)	–	1,110,416
William E. Schneider	2011	447,400	436,215	0 (1)	–	883,615
	2010	447,400	37,805	329,179(2)	58,806	873,190
					2011 Total	3,923,880
					2010 Total	4,745,233

(1) Performance shares granted for the 2008-2010 performance period that did not vest and were forfeited because performance was below threshold.

(2) Performance shares paid for the 2007-2009 performance period. The value realized is based on our closing stock price of $19.99 on February 11, 2010, and includes the dividend equivalents paid on the vested shares.

(3) Reflects the value of restricted shares granted in 2001 that vested automatically and were paid on February 15, 2010, based on our closing stock price of $19.80 on February 12, 2010, as February 15, 2010, was a holiday.

(4) Total compensation paid is the sum of base salary, annual incentive award paid, and the value realized upon vesting of long-term incentive awards of performance shares and restricted stock.

The following table demonstrates our pay for performance policy specifically for our chief executive officer by comparing:

- his total compensation paid, which is the sum of base salary, annual incentive awards paid, and the value realized upon the
  - vesting of restricted stock during 2010
  - vesting of performance shares during 2007, 2008, 2009, and 2010 (none vested in 2011) and
  - exercise of stock options in 2007
- his total compensation as reported in the summary compensation table and
- one-year total stockholder returns for 2007 to 2011.

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5 Year CEO Compensation and Total Stockholder Return



CEO Compensation
$4,500,000
$3,750,000
$3,000,000
$2,250,000
$1,500,000
$750,000
$0
2007
2008
2009
2010
2011
15.0%
10.0%
5.0%
0.0%
(5.0)%
(10.0)%
(15.0)%
(20.0)%
(25.0)%
Total Stockholder Return

	2007	2008	2009	2010	2011
Total Compensation Paid	$3,248,707	$1,680,323	$2,647,426	$2,306,722	$1,704,750
Total Compensation from Summary Compensation Table	$4,023,732	$3,119,702	$4,203,004	$2,860,918	$3,566,327
1 Year TSR	9.9%	(20.1)%	12.9%	(11.3)%	9.1%

Total Compensation Paid = Base Salary + Annual Bonus Paid + Performance Shares that Vested + Restricted Stock that Vested + 2007 Stock Option Exercise

Comparing Mr. Hildestad's total compensation paid and total compensation as reported in the summary compensation table against annual total stockholder return shows:

- In 2007, annual total stockholder return was 9.9% and Mr. Hildestad's total compensation paid increased by 65% and his total compensation as reported in the summary compensation table increased by 30%.
- In 2008, annual total stockholder return was (20.1)% and Mr. Hildestad's total compensation paid decreased by 48% and his total compensation as reported in the summary compensation table decreased by 23%.
- In 2009, annual total stockholder return was 12.9% and Mr. Hildestad's total compensation paid increased by 58% and his total compensation as reported in the summary compensation table increased by 35%.
- In 2010, annual total stockholder return was (11.3)% and Mr. Hildestad's total compensation paid decreased by 13% and his total compensation as reported in the summary compensation table decreased by 32%.
- In 2011, annual total stockholder return was 9.1% and Mr. Hildestad's total compensation paid decreased by 26% and his total compensation as reported in the summary compensation table increased by 25%.

Overview of 2011 Compensation for our Named Executive Officers

Our 2011 compensation program for our named executive officers was designed to link their compensation to our financial performance and align their interests with those of our stockholders. Mr. Wells' compensation was established to induce him to join the company while, at the same time, basing his incentive payments on the attainment of financial results. We discuss Mr. Wells' compensation in a separate section below, and the following discussion of our named executive officers' compensation excludes Mr. Wells.

Our overall compensation program and philosophy is built on a foundation of these guiding principles:

- we pay for performance, with 55.6% to 71.4% of our named executive officers' 2011 total target direct compensation in the form of incentives
- we determine performance based on financial criteria that are important to stockholder value – earnings per share, return on invested capital, and total stockholder return relative to our peers
- we review competitive compensation data for each named executive officer and incorporate internal equity in the final determination of target compensation levels and
- through our PEER Analysis, we compare our pay-for-performance results with the pay-for-performance results of our peers over five-year periods.

The compensation committee took the following actions with respect to 2011 compensation for our named executive officers:

- froze 2011 base salaries at their 2009 and 2010 levels for Messrs. Hildestad, Harp, and Schneider and provided a 5% salary increase only to Mr. Schwartz
- maintained the same percentages of base salary used to establish target incentive awards
- continued to link our corporate executives' – i.e., Messrs. Hildestad and Schwartz – 2011 annual incentive awards to the achievement of our business units' performance goals
- maintained the limitation on the maximum payment with respect to the return on invested capital portion of the 2011 annual incentive awards at MDU Construction Services Group, Inc., Knife River Corporation, Fidelity Exploration & Production Company, and WBI Holdings, Inc. at 100% of the target incentive award, unless return on invested capital equaled or exceeded the business unit's weighted average cost of capital
- provided for mandatory reductions in any performance shares earned pursuant to awards granted in 2011 if our total stockholder return for the 2011-2013 performance period is negative
- in 2011 the compensation committee did not approve payment of any performance shares or dividend equivalents granted in 2008 for the 2008-2010 performance period due to our negative total stockholder return for the 2008-2010 performance period placing us in the 33rd percentile compared to our performance graph peer group
- imposed mandatory stock holding requirements on a portion of shares earned pursuant to long-term incentive awards granted in 2011 or thereafter and
- granted no increases under our SISP, which is a nonqualified retirement plan that provides benefits to our key managers and four of our named executive officers.

J. Kent Wells

We hired Mr. Wells as the president and chief executive officer of Fidelity Exploration & Production Company, effective May 2, 2011. Mr. Hildestad, with assistance from our vice president-human resources, negotiated Mr. Wells' compensation in connection with his hiring; his compensation is set forth in a letter agreement, which was approved by the compensation committee and the board of directors at their regular February 2011 meetings. The compensation committee approved Mr. Wells' compensation after considering his extensive experience in leading the oil and gas industry and his demonstrated track record of substantially increasing reserves and production while reducing finding costs.

Mr. Wells' letter agreement provides for the following:

- a base salary of $550,000, prorated for his eight months of employment during 2011. We discuss how Mr. Wells' base salary was determined in the Base Salaries of the Named Executive Officers for 2011 section below.
- a cash recruitment payment of $550,000 to induce Mr. Wells to join the company and to offset the forfeiture of restricted stock granted by his former employer that would otherwise have vested in 2012 and 2013
- a target annual incentive award opportunity of 100% of base salary prorated to reflect his eight months of employment during 2011. Mr. Wells would receive a guaranteed minimum payment equal to the 2011 prorated target amount and could earn up to 200% of target if:
    - Fidelity Exploration & Production Company and WBI Holdings, Inc.'s 2011 earnings per share were at or above 115% of the performance targets approved by the compensation committee
    - Fidelity Exploration & Production Company and WBI Holdings, Inc.'s 2011 returns on invested capital were both at least equal to their respective weighted average costs of capital
    - Fidelity Exploration & Production Company achieved its production goal and
    - WBI Holdings, Inc. achieved its five safety goals.

  We discuss this incentive award in the 2011 Annual Incentives section below.
- to offset other compensation Mr. Wells would have received if he had stayed with his former employer, an additional 2011 incentive award opportunity to earn $1.85 million, payable one-half in cash and one-half in our common stock, if Fidelity Exploration & Production Company's 2011 cash flow from operations exceeded $132.0 million. We discuss this incentive award in the 2011 Annual Incentives section below.
- commencing in 2012, a target long-term incentive opportunity of 200% of base salary and
- relocation benefits consisting of:
    - reasonable expenses for two home finding trips for Mr. Wells and his spouse
    - monthly reimbursements of up to $3,000 for 6 months for temporary living expenses

- reasonable expenses incurred during the actual move from the Houston area to Denver
- reimbursement of actual and reasonable costs of moving household goods and personal effects
- a relocation allowance equal to one month's salary
- reimbursement of the following home sale expenses:
  - reasonable attorney's fees
  - federal, state and local transfer taxes
  - search fees and title insurance
  - brokerage commission of a licensed real estate broker
  - mortgage prepayment penalties
  - recording fees
  - any other fees or expenses approved in advance in writing by the company
- a bonus of 3% of the sales price of Mr. Wells' Houston area home up to a maximum of $15,000
- reimbursement of the following costs to acquire a new home if Mr. Wells purchases a new home within 18 months from his hire date:
  - title search and title insurance
  - mortgage service charges and mortgage taxes
  - bank applications and processing and appraisal fees
  - recording and notary fees
  - state and local transfer taxes
  - termite inspection
  - land survey
  - attorney's fees up to a maximum of 1% of the new mortgage amount
  - origination fees or points up to a maximum of 2% of the new mortgage amount and
  - any other fees or expenses approved in writing by the company and
- spousal career assistance.

Mr. Wells received $66,031 in relocation benefits for 2011 consisting of $18,000 in temporary living expenses, $2,198 in actual move and related expenses, and $45,833 in relocation allowance. We anticipate Mr. Wells completing his relocation to the Denver area during 2012.

Mr. Wells must repay the relocation benefits he received if he resigns from the company within one year from when his household goods and personal effects are moved to the Denver area.

Objectives of our Compensation Program

We structure our compensation program to help retain and reward the executive officers who we believe are critical to our long-term success. We have a written executive compensation policy for our Section 16 officers, including all our named executive officers. Our policy has the following stated objectives:

- recruit, motivate, reward, and retain the high performing executive talent required to create superior long-term total stockholder return in comparison to our peer group
- reward executives for short-term performance, as well as the growth in enterprise value over the long-term
- provide a competitive package relative to industry-specific and general industry comparisons and internal equity, as appropriate
- ensure effective utilization and development of talent by working in concert with other management processes – for example, performance appraisal, succession planning, and management development and
- help ensure that compensation programs do not encourage or reward excessive or imprudent risk taking.

We pay/grant:

- base salaries in order to provide executive officers with sufficient, regularly-paid income and attract, recruit, and retain executives with the knowledge, skills, and abilities necessary to successfully execute their job duties and responsibilities
- opportunities to earn annual incentive compensation in order to be competitive from a total remuneration standpoint and ensure focus on annual financial and operating results and
- opportunities to earn long-term incentive compensation in order to be competitive from a total remuneration standpoint and ensure focus on stockholder return.

If earned, incentive compensation, which consists of annual cash incentive awards and three-year performance share awards under our Long-Term Performance-Based Incentive Plan, makes up the greatest portion of our named executive officers' total compensation. The compensation committee believes incentive compensation that comprised approximately 55.6% to 71.4% of total target compensation for the named executive officers, except for Mr. Wells, for 2011 is appropriate because:

- our named executive officers are in positions to drive, and therefore bear high levels of responsibility for, our corporate performance
- incentive compensation is more variable than base salary and dependent upon our performance
- variable compensation helps ensure focus on the goals that are aligned with our overall strategy, and
- the interests of our named executive officers will be aligned with those of our stockholders by making a majority of the named executive officers' target compensation contingent upon results that are beneficial to stockholders.

The following table shows the allocation of total target compensation for 2011 among the individual components of base salary, annual incentive, and long-term incentive:

Name	% of Total Target Compensation Allocated to Base Salary (%)	% of Total Target Compensation Allocated to Incentives		
		Annual (%)	Long-Term (%)	Annual + Long-Term (%)
Terry D. Hildestad	28.6	28.6	42.8	71.4
Doran N. Schwartz	44.4	22.2	33.4	55.6
J. Kent Wells (1)	18.6	81.4	0.0	81.4
John G. Harp	39.2	25.5	35.3	60.8
William E. Schneider	39.2	25.5	35.3	60.8

(1) Mr. Wells received two annual incentive awards in 2011, but no long-term incentive award in 2011.

In order to reward long-term growth, as well as short-term results, the compensation committee establishes incentive targets that emphasize long-term compensation as much as or more than short-term compensation for our named executive officers. Except for Mr. Wells, the annual incentive targets for 2011 range from 50% to 100% of base salary and the long-term incentive targets range from 75% to 150% of base salary, depending on the named executive officer's salary grade. In Mr. Wells' case for 2011, his incentives are made up of a target annual incentive opportunity of 100% of base salary plus an additional incentive opportunity of $1.85 million. After 2011 and pursuant to his letter agreement, Mr. Wells' target annual incentive opportunity will remain at 100% of base salary and his long-term incentive target will be 200% of base salary. Generally, our approach is to allocate a higher percentage of total target compensation to the long-term incentive than to the short-term incentive for our higher level executives, since they are in a better position to influence our long-term performance.

Additionally, the long-term incentive, if earned, is paid in company common stock. These awards, combined with our stock ownership policy, promote ownership of our stock by the named executive officers. The compensation committee believes that, as stockholders, the named executive officers will be motivated to consistently deliver financial results that build wealth for all stockholders over the long-term.

Role of Compensation Consultants

Our executive compensation policy provides for an assessment of the competitive pay levels for base salary and incentive compensation for each Section 16 officer position to be conducted at least every two years by an independent consulting firm. In 2010 for purposes of 2011 compensation, the compensation committee retained Towers Watson, a nationally recognized consulting firm, to perform this assessment and to assist the compensation committee in establishing competitive compensation targets for our Section 16 officers.

The assessment included identifying any material changes to the positions analyzed and their scopes of responsibility, summarizing current incumbent compensation information, updating competitive compensation information, gathering and analyzing relevant general and industry-specific survey data, validating position matches and survey data with our management, assessing pay relationships for our chief executive officer as compared to our chief financial officer and the business unit presidents and chief executive officers, and updating the base salary structure. Towers Watson assessed competitive pay levels for base salary, total annual cash, which is base salary plus annual incentives, and total direct compensation, which is the sum of total annual cash and the expected value of long-term incentives. They compared our positions to like positions contained in general industry compensation surveys, industry-specific compensation surveys and, for our chief executive officer, to the chief executive officers in our performance graph peer group. Towers Watson also aged the data from the date of the surveys by 2.5% on an annualized basis to estimate 2011 competitive targets. The compensation surveys and databases used by Towers Watson were:

Survey*	Number of Companies Participating (#)	Median Number of Employees (#)(1)	Publicly-Traded Companies (#)	Number of Median Revenue (000s) ($)
Towers Perrin 2009 Compensation Databank General Industry Executive Database	428	19,083	310	6,199,000
Towers Perrin 2009 Compensation Databank Energy Services Executive Database	98	3,290	62	3,371,000
2009 Effective Compensation, Inc. Oil & Gas Exploration Compensation Survey	119	451	49	Not reported
Mercer's 2009 Total Compensation Survey for the Energy Sector	276	Not reported	205	1,057,000
Watson Wyatt 2009/2010 Report on Top Management Compensation	2,275	–(2)	–(2)	–(2)

(1) For the 2009 Effective Compensation, Inc. Oil & Gas Exploration Compensation Survey, the number reported as the Median Number of Employees is the average number of employees.

(2) The 2,275 organizations participating in Watson Wyatt's 2009/2010 Top Management Compensation Survey included 350 organizations with 2,000 to 4,999 employees; 327 organizations with 5,000 to 9,999 employees; 264 organizations with 10,000 to 19,999 employees; and 330 organizations with 20,000 or more employees. Watson Wyatt did not provide a revenue breakdown or the number of publicly-traded companies participating in its survey.

* The information in the table is based solely upon information provided by the publishers of the surveys and is not deemed filed or a part of this compensation discussion and analysis for certification purposes. For a list of companies that participated in the compensation surveys and databases, see Exhibit A.

In billions of dollars our revenues for 2009, 2010, and 2011 were approximately $4.2, $3.9, and $4.0, respectively.

Since there were no specific data sources dedicated to the construction services or construction material industries, Towers Watson considered data from a subset of companies in the Towers Perrin 2009 Compensation Databank General Industry Executive Database and five public companies. The companies from the general industry survey, along with key financial data, were:

Company Name*	Market Capitalization Fiscal Year-End ($) (millions)	Revenue ($) (millions)	Total Assets ($) (millions)
Hovnanian Enterprises	302.8	1,596.3	2,024.6
KB Home	1,193.4	1,824.9	3,436.0
Owens Corning	3,276.1	4,803.0	7,167.0
PulteGroup	3,822.7	4,084.4	10,051.2
Carpenter Technology	916.2	1,362.3	1,497.4
Century Aluminum	1,498.2	899.3	1,861.8
Crown Holdings	4,129.5	7,938.0	6,532.0
Kennametal	1,559.2	1,999.9	2,347.0
Martin Marietta Materials	4,052.6	1,702.6	3,239.3
Newmont Mining	23,338.6	7,705.0	22,299.0
Vulcan Materials	6,654.0	2,690.5	8,533.0

* The information in the table is based solely upon information provided by the publisher of the general industry survey and is not deemed filed or a part of this compensation discussion and analysis for certification purposes.

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The five public companies Towers Watson referenced, along with key financial data, were:

Company Name*	Market Capitalization Fiscal Year-End ($) (millions)	Revenue ($) (millions)	Total Assets ($) (millions)
Dycom Industries	496.5	1,106.9	693.5
Quanta Services	4,363.8	3,318.1	4,117.0
EMCOR Group	1,781.1	5,547.9	2,981.9
U.S. Concrete	34.1	534.5	389.2
Granite Construction	1,300.3	1,963.5	1,709.6

* The information in the table is based solely upon information provided by Towers Watson and is not deemed filed or a part of this compensation discussion and analysis for certification purposes.

Revenues for 2009, 2010, and 2011 were approximately $819.0 million, $789.1 million and $854.0 million, respectively, for our construction services segment and were approximately $1.5 billion each year for our construction materials segment.

Role of Management

To verify the comparability of Mr. Hildestad's target long-term incentive compensation and his Supplemental Income Security Plan benefits, the compensation committee directed the human resources department to prepare a report comparing the combined value of long-term incentive compensation and nonqualified defined benefit plan benefits of other chief executive officers. The report was prepared by compiling data from Equilar, Inc. and presented at the compensation committee's November 2010 meeting. The report compared Mr. Hildestad's target long-term incentive compensation and the Supplemental Income Security Plan benefits to those of the chief executive officers in our performance graph peer group as of February 2010 and companies with revenues ranging from $2.5 billion to $6.5 billion in the construction, energy, and utility industries. We discuss the results of this review in the 2011 Long-Term Incentives section below.

The following companies were in our performance graph peer group as presented at the November 2010 compensation committee meeting:

- Alliant Energy Corporation
- Berry Petroleum Company
- Black Hills Corporation
- Comstock Resources, Inc.
- Dycom Industries, Inc.
- EMCOR Group, Inc.
- Encore Acquisition Company
- EQT Corporation
- Granite Construction Inc.
- Martin Marietta Materials, Inc.
- National Fuel Gas Co.
- Northwest Natural Gas Company
- NSTAR
- OGE Energy Corp.
- ONEOK, Inc.
- Quanta Services, Inc.
- Questar Corporation
- SCANA Corporation
- Southwest Gas Corporation
- St. Mary Land & Exploration Company
- Swift Energy Company
- U.S. Concrete, Inc.
- Vectren Corporation
- Vulcan Materials Company
- Whiting Petroleum Corporation

The other companies reviewed for this assessment are listed in Exhibit B.

At the request of Mr. Hildestad, the human resources department conducted a competitive assessment in January 2011 to determine the compensation level necessary to recruit a qualified individual to lead Fidelity Exploration & Production Company. Mr. Hildestad, with the assistance of our vice president–human resources, negotiated Mr. Wells' compensation in connection with his hiring. The January 2011 competitive assessment is discussed in the Base Salaries of the Named Executive Officers for 2011 section below.

The chief executive officer played an important role in recommending 2011 compensation to the committee for the other named executive officers. The chief executive officer assessed the performance of the named executive officers and reviewed the relative value of the named executive officers' positions and their salary grade classifications. He then reviewed the competitive assessment prepared by Towers Watson and worked with the compensation consultants and the human resources department to prepare 2011 compensation recommendations for the compensation committee, other than for himself. The chief executive officer attended compensation committee meetings; however, he was not present during discussions regarding his compensation.

Decisions for 2011

The compensation committee, in conjunction with the board of directors, determined all compensation for each named executive officer for 2011 and set overall and individual compensation targets for the three components of compensation – base salary, annual incentive, and long-term incentive. The compensation committee made recommendations to the board of directors regarding compensation of all Section 16 officers, and the board of directors then approved the recommendations.

The compensation committee reviewed the competitive assessment and established 2011 salary grades at its August 2010 meeting. At the November 2010 meeting, it established individual base salaries, target annual incentive award levels, and target long-term incentive award levels for 2011. At their February 2011 meetings, the compensation committee and the board of directors determined annual and long-term incentive awards, along with the payouts based on performance from the recently completed performance period for prior annual and long-term awards. The February 2011 meetings occurred after the release of earnings for the prior year.

Our stockholders had their first advisory vote on our named executive officers' compensation at the 2011 Annual Meeting of Stockholders, and approximately 94% of the shares present in person or represented by proxy and entitled to vote on the matter approved the named executive officers' compensation. The compensation committee and the board of directors considered the results of the vote at their November 2011 meetings and did not change our executive compensation program as a result of the vote.

Salary Grades for 2011

The compensation committee determines the named executive officers' base salaries and annual and long-term incentive targets by reference to salary grades. Each salary grade has a minimum, midpoint, and maximum annual salary level with the midpoint targeted at approximately the 50th percentile of the competitive assessment data for positions in the salary grade. The compensation committee may adjust the salary grades away from the 50th percentile in order to balance the external market data with internal equity. The salary grades also have annual and long-term incentive target levels, which are expressed as a percentage of the individual's actual base salary. We generally place named executive officers into a salary grade based on historical classification of their positions; however, the compensation committee reviews each classification and may place a position into a different salary grade if it determines that the targeted competitive compensation for the position changes significantly or the executive's responsibilities and/or performance warrants a different salary grade. The committee also considers, upon recommendation from the chief executive officer, a position's relative value.

Our named executive officers' salary grade classifications are listed below along with the 2011 base salary ranges associated with each classification:

			2011 Base Salary (000s)		
Position	Grade	Name	Minimum ($)	Midpoint ($)	Maximum ($)
President and CEO	K	Terry D. Hildestad	620	775	930
Vice President and CFO	I	Doran N. Schwartz	260	325	390
President and CEO, Fidelity Exploration & Production Company	J	J. Kent Wells	312	390	468
President and CEO, MDU Construction Services Group, Inc.	J	John G. Harp	312	390	468
President and CEO, Knife River Corporation	J	William E. Schneider	312	390	468

The presidents and chief executive officers of MDU Construction Services Group, Inc. and Knife River Corporation were assigned to salary grade "J" and were unchanged for 2011. In connection with his hiring, the president and chief executive officer of Fidelity Exploration & Production Company was assigned to salary grade "J" in recognition of the importance of this business segment to the company and the elevation of this position to be a direct report to our president and chief executive officer. The committee believes that from an internal equity standpoint, these positions should carry the same salary grade. The vice president and CFO position remained in salary grade "I" for 2011 to maintain a one-step difference in salary grade level when compared to the president and chief executive officer positions at our business units and to reflect the separate treasurer position created in 2010. After reviewing the competitive analysis, the compensation committee made no changes in the base salary ranges associated with each named executive officer's salary grade classification.

At its August 2010 meeting, the compensation committee reviewed Towers Watson's assessment of internal equity between our chief executive officer, our chief financial officer, and the presidents and chief executive officers of our business units. The assessment showed that our chief executive officer's 2010 pay as a multiple of the 2010 pay of our business units' presidents and chief executive officers is generally consistent with the chief executive officer pay multiples of our performance graph peer group. Additionally, our chief executive officer's 2010 pay as a multiple of our chief financial officer's 2010 pay is higher than the chief executive officer pay multiple of our performance graph peer group due to our chief financial officer's recent promotion to the position. The table below shows pay multiples for base salary, target annual cash, which is base salary plus target annual incentives, and total target direct compensation, which is the sum of target annual cash and the expected value of target long-term incentives.

Internal Equity Assessment*

Title	Company or Business Unit	2010 CEO Pay Multiple for MDU Resources Group, Inc.			CEO Pay Multiple of Performance Graph Peer Group (1)		
		Base Salary	Target Annual Cash	Total Target Direct Compensation	Base Salary	Target Annual Cash	Total Target Direct Compensation
President & CEO	MDU Resources Group, Inc.	–	–	–	–	–	–
Vice President & CFO	MDU Resources Group, Inc.	2.9x	3.8x	4.5x	2.0x	2.2x	2.4x
President & CEO / 2nd Highest Paid	MDU Construction Services Group, Inc.	1.7x	2.0x	2.3x	1.6x	1.7x	1.8x
President & CEO / 3rd Highest Paid	Knife River Corporation	1.7x	2.0x	2.3x	1.9x	2.2x	2.4x
President & CEO / 4th Highest Paid	WBI Holdings, Inc.	2.1x	2.6x	2.9x	2.2x	2.4x	3.0x
President & CEO / 5th Highest Paid	Combined Utility Group (2)	2.3x	2.8x	3.2x	2.4x	3.1x	4.1x

(1) Performance graph peer group compensation data compiled by Towers Watson from most recent proxy statements as of July 2010.

(2) Combined Utility Group consists of Montana-Dakota Utilities Co., Great Plains Natural Gas Co., Cascade Natural Gas Corporation, and Intermountain Gas Company

* The information in the table is based solely upon information provided by Towers Watson and is not deemed filed or a part of this compensation discussion and analysis for certification purposes

The compensation committee determines where, relative to the midpoint of each salary grade, an individual's base salary should be based on one or more of the following:

- executive's performance on financial goals and on non-financial goals, including the results of the performance assessment program
- executive's experience, tenure, and future potential
- position's relative value compared to other positions within the company
- relationship of the salary to the competitive salary market value
- internal equity with other executives and
- economic environment of the corporation or executive's business unit.

Our performance assessment program rates performance of our executive officers, except for our chief executive officer, in the following areas, which help determine actual salaries within the range of salaries associated with the executive's salary grade:

- visionary leadership
- strategic thinking
- leading with integrity
- managing customer focus
- financial responsibility
- achievement focus
- judgment
- planning and organization
- leadership
- mentoring
- relationship building
- conflict resolution
- organizational savvy
- safety
- Great Place to Work ®

An executive's overall performance in our performance assessment program is rated on a scale of one to five, with five as the highest rating denoting distinguished performance. An overall performance above 3.75 is considered commendable performance.

The chief executive officer assessed each other named executive officer's performance under the performance assessment program, and the compensation committee, as well as the full board of directors, assessed the chief executive officer's performance.

The board of directors rates our chief executive officer's performance in the following areas:

- leadership
- integrity and values
- strategic planning
- financial results
- communications
- succession planning
- human resources
- external relations
- board relations

Our chief executive officer's performance was rated on a scale of one to five, with five as the highest rating denoting performance well above expectations.

Base Salaries of the Named Executive Officers for 2011

In recognition of the continued challenging economic environment and our efforts to control costs, the compensation committee determined that, except for Mr. Schwartz, there would be no base salary increases for 2011. The compensation committee had also frozen 2010 base salaries at their 2009 levels for our named executive officers, except for Mr. Schwartz who received an increase in connection with his promotion to chief financial officer in 2010. Determination of Mr. Wells' base salary is discussed below.

Doran N. Schwartz

Mr. Schwartz was elected vice president and chief financial officer effective February 17, 2010. For 2011 the compensation committee awarded Mr. Schwartz a 5.0% increase, raising his 2010 salary from $260,000 to $273,000. The compensation committee's rationale for the increase was in recognition of:

- Mr. Schwartz's commendable job in transitioning into his new position of chief financial officer in 2010
- his salary equaling the minimum of his salary grade
- his leadership in helping reduce our 2011 corporate overhead expense budget by approximately $700,000 and
- his assistance in the company achieving a return on invested capital of 7.5% for the twelve months ending June 2010 as compared to the median return on invested capital of 6.4% for companies in our performance graph peer group over the same time period.

J. Kent Wells

When the board initiated a search for a president and chief executive officer of Fidelity & Exploration Company, Mr. Hildestad directed the human resources department to conduct a competitive assessment to determine the remuneration necessary to recruit a qualified individual. The competitive assessment was done in January 2011. Using information collected from most recent public company proxy statements by Equilar, Inc., an independent data collection firm, the human resources department's analysis looked at 2009 compensation data for chief executive officer positions at companies in the following Standard Industrial Classification (SIC) codes:

- 1311 – Crude Petroleum and Natural Gas
- 1321 – Natural Gas Liquids
- 1381 – Drilling Oil and Gas Wells and
- 1382 – Oil and Gas Field Exploration Services.

Revenue ranged from $250 million to $850 million with median revenue of $591 million at the 36 companies surveyed. These companies are listed on Exhibit C.

The competitive assessment measured base salary, target annual cash compensation, which was base salary plus annual discretionary bonus plus target annual non-equity incentive plan compensation, and target total direct compensation, which was target annual cash compensation plus the target value of long term incentives plus the change in pension and non-qualified deferred compensation plus all other compensation as reported in a company's proxy statement. The results of the competitive analysis were:

Compensation Item	CEO Data
Base Salary (median)	$ 559,961
Target Annual Cash Compensation (median)	$1,050,000
Target Total Direct Compensation (median)	$2,337,003

Mr. Wells' base salary of $550,000 approximated the median base salary of $559,961 paid to chief executive officers in the competitive assessment. We determined that Mr. Wells' base salary should be close to the median paid to chief executive officers and above the maximum for his salary grade level because we determined that level was necessary to recruit Mr. Wells for this position.

The following table shows each named executive officer's base salary for 2010 and 2011 and the percentage change:

Name	Base Salary for 2010 (000s) ($)	Base Salary for 2011 (000s) ($)	% Change (%)
Terry D. Hildestad	750.0	750.0	0.0
Doran N. Schwartz (1)	260.0	273.0	5.0
J. Kent Wells (2)	n/a	550.0	n/a
John G. Harp	450.0	450.0	0.0
William E. Schneider	447.4	447.4	0.0

(1) Elected vice president and chief financial officer effective February 17, 2010. Salary shown is not prorated.

(2) Hired May 2, 2011, as president and chief executive officer of Fidelity Exploration & Production Company. Salary shown is not prorated.

2011 Annual Incentives

What the Performance Measures Are and Why We Chose Them

The compensation committee develops and reviews financial and other corporate performance measures to help ensure that compensation to the executives reflects the success of their respective business unit and/or the corporation, as well as the value provided to our stockholders. For Messrs. Wells, Harp, and Schneider, the performance measures for annual incentive awards are their respective business unit's annual return on invested capital results compared to target and their respective business unit's allocated earnings per share results compared to target, with Mr. Wells' 2011 annual incentive weighted 75% for Fidelity Exploration & Production Company and 25% for WBI Holdings, Inc.

For the named executive officers working at MDU Resources Group, Inc. in 2011, who were Messrs. Hildestad and Schwartz, the compensation committee based 2011 annual incentives on the weighted average of the incentive payments made to the chief executive officers of MDU Construction Services Group, Inc., Knife River Corporation, WBI Holdings, Inc., and the Combined Utility Group, which consists of Montana-Dakota Utilities Co., Great Plains Natural Gas Co., Cascade Natural Gas Corporation, and Intermountain Gas Company. The compensation committee's rationale for this approach was to provide greater alignment between the MDU Resources Group, Inc. executives and the business unit executives' annual incentive payments and performance. This methodology requires that all business unit executives receive a maximum annual incentive payment before the MDU Resources Group, Inc. executives receive a maximum annual incentive payment.

The compensation committee believes earnings per share and return on invested capital are very good measurements in assessing a business unit's performance from a financial standpoint. Earnings per share is a generally accepted accounting principle measurement and is a key driver of stockholder return over the long-term. Return on invested capital measures how efficiently and effectively management deploys capital. Sustained returns on invested capital in excess of a business unit's cost of capital create value for our stockholders.

Allocated earnings per share for a business unit is calculated by dividing that business unit's earnings by the business unit's portion of the total company weighted average shares outstanding. Return on invested capital for a business unit is calculated by dividing the business unit's earnings, without regard to after tax interest expense and preferred stock dividends, by the business unit's average capitalization for the calendar year.

The compensation committee determines the weighting of the performance measures each year based upon recommendations from the chief executive officer. The compensation committee maintained the 2011 performance measure weightings at 50% each because the compensation committee believes both measures are equally important in driving stockholder value in the short term and long term.

We establish our incentive plan performance targets in connection with our annual financial planning process, where we assess the economic environment, competitive outlook, industry trends, and company specific conditions to set projections of results. The compensation committee evaluates the projected results and uses this evaluation to establish the incentive plan performance targets based upon recommendation of the chief executive officer. The compensation committee also considers annual change in the return on invested capital measure in establishing targets to help ensure that return on invested capital will equal or exceed the weighted average cost of capital over time. The weighted average cost of capital is a composite cost of the individual sources of funds including equity and debt used to finance a company's assets. It is calculated by averaging the cost of debt plus the cost of equity by the proportion each represents in our capital structure. For 2011, the compensation committee chose to use the return on invested capital target approved by the board in the 2011 business plan. Furthermore, the compensation committee continued its 2010 practice and imposed an additional requirement for the 2011 return on invested capital portion of the annual incentives, except for the Combined Utility Group. Results above the 2011 return on invested capital target would not generate additional annual incentive compensation for business unit executives, unless 2011 return on invested capital results met or exceeded a business unit's weighted average cost of capital. In that case, the business unit chief executive officer could earn 200% of the annual incentive target attributable to the return on invested capital portion of the annual incentive.

What the Named Executive Officers' Incentive Targets Are and Why We Chose Them

Targets

The compensation committee established the named executive officers' annual incentive targets as a percentage of each officer's actual 2011 base salary.

Messrs. Hildestad's, Harp's, and Schneider's 2011 target annual incentive were 100%, 65%, and 65% of base salary, respectively. The compensation committee determined the 2011 annual incentive targets would remain unchanged from 2010. The compensation committee's rationale for this decision was based on the competitive assessments. Specifically, the annual incentive target of 100% of base salary for Mr. Hildestad was within the 82% to 135% range of incentives for chief executive officer positions. The annual incentive targets of 65% for Messrs. Harp and Schneider were within the 43% to 71% range of incentives for business unit president and chief executive officer positions. The compensation committee believed, based on internal equity, that there should be a uniform annual incentive target for these two business unit president and chief executive officer positions. Mr. Schwartz's annual incentive target was 50% of base salary and also remained unchanged from 2010. Mr. Schwartz's annual incentive target was below the 55% target identified by Towers Watson in its competitive assessment. The committee's rationale for the slightly lower annual incentive target was to reflect Mr. Schwartz's recent promotion to vice president and chief financial officer. Mr. Wells' annual incentive target is discussed below.

Terry D. Hildestad and Doran N. Schwartz

As discussed above, Messrs. Hildestad and Schwartz were awarded 2011 incentives based on the weighted average of the payments made to the business unit chief executive officers, with each payment weighted by the business unit's average invested capital for 2011. The award opportunities and results for the four business units are discussed below.

As a result of the awards earned by the chief executive officers of the business units, Messrs. Hildestad and Schwartz earned 127.3% of their target awards, resulting in a payment of $954,750 for Mr. Hildestad and $173,765 for Mr. Schwartz.

John G. Harp – MDU Construction Services Group, Inc.

The 2011 award opportunity available to Mr. Harp ranged from no payment if the results were below the 85% level to a 200% payout if:

- the 2011 allocated earnings per share for MDU Construction Services Group, Inc. were at or above the 115% level and
- the 2011 return on invested capital was at least equal to MDU Construction Services Group, Inc.'s 2011 weighted average cost of capital.

We set Mr. Harp's 2011 allocated earnings per share and return on invested capital target levels below his 2010 target level and below the 2010 actual level. Both 2011 target levels reflected significant uncertainty in the overall construction market and anticipated lower margins due to more competitive bids on construction projects. MDU Construction Services Group, Inc.'s 2011 earnings per share and return on invested capital were 186.6% and 160.0% of their respective 2011 targets. Mr. Harp's payment with respect to the return on invested capital component was limited to the target amount of $146,250 because MDU Construction Services Group, Inc.'s return on invested capital was less than its weighted average cost of capital, resulting in an overall payment of $438,750, or 150% of Mr. Harp's 2011 target annual incentive.

William E. Schneider – Knife River Corporation

The 2011 award opportunity for Mr. Schneider ranged from no payment if the results were below the 85% level to a 200% payout if:

- the 2011 allocated earnings per share for Knife River Corporation were at or above the 115% level and
- the 2011 return on invested capital was at least equal to Knife River Corporation's 2011 weighted average cost of capital.

We set the 2011 allocated earnings per share and return on invested capital target levels below the 2010 target levels and the 2010 actual results. The 2011 target levels reflected a greater share of business coming from public sector projects, which generally carry lower profit margins. Also, 2011 target levels were lower than 2010 target levels due in part to the absence of earnings gains on the sales of property and equipment. Knife River Corporation's 2011 results for allocated earnings per share and return on invested capital were 115.0% and 109.4% of their respective targets. Mr. Schneider's payment with respect to the return on invested capital component was limited to the target amount of $145,405 because Knife River Corporation's return on invested capital was less than its weighted average cost of capital, resulting in an overall payment of $436,215, or 150% of Mr. Schneider's 2011 target annual incentive.

WBI Holdings, Inc.

For WBI Holdings, Inc., the 2011 award opportunity for its president and chief executive officer ranged from no payment if the results were below the 85% level to a 200% payout if:

- the 2011 allocated earnings per share for WBI Holdings, Inc. were at or above the 115% level
- the 2011 return on invested capital was at least equal to WBI Holdings, Inc.'s 2011 weighted average cost of capital and
- the five safety goals were met.

We set the 2011 allocated earnings per share and return on invested capital target levels slightly below the 2010 target levels and below the 2010 actual results. The 2011 target levels were based on lower natural gas prices and higher depletion, depreciation, and amortization amounts. WBI Holdings, Inc.'s 2011 results for allocated earnings per share and return on invested capital were 99.5% and 100.0% of their respective targets, resulting in a potential payment of 98.8% of the president and chief executive officer of WBI Holdings, Inc.'s 2011 target annual incentive.

The president and chief executive officer of WBI Holdings, Inc. also had five individual goals relating to WBI Holdings, Inc.'s safety results with each goal that was not met reducing his annual incentive award by 1%. The five individual goals were:

- each established local safety committee will conduct 8 meetings per year
- each established local safety committee must conduct 4 site assessments per year
- report vehicle accidents and personal injuries by the end of the next business day
- achieve the targeted vehicle accident incident rate of 2.5 or less and
- achieve the targeted personal injury incident rate of 2.0 or less.

One of the five safety goals was not met because WBI Holdings, Inc.'s personal injury incident rate was 3.13. Therefore, the incentive payment was reduced from 98.8% to 97.8% of the 2011 target annual incentive.

Combined Utility Group

For the Combined Utility Group, the 2011 award opportunity for its president and chief executive officer ranged from no payment if the allocated earnings per share and return on invested capital results were below the 85% level to a 200% payout if results were at or above the 115% level.

We set the 2011 targets for allocated earnings per share and return on invested capital targets higher than the 2010 targets but lower than 2010 actual results to reflect a deferred income tax credit in 2010 that did not recur in 2011. For 2011, the Combined Utility Group's 2011 earnings per share and return on invested capital exceeded their respective 2011 targets. As a result, the president and chief executive officer of the Combined Utility Group was paid 136.7% of the 2011 target annual incentive.

J. Kent Wells

In connection with his hire, the compensation committee granted Mr. Wells an annual incentive opportunity pursuant to the WBI Holdings, Inc. Executive Incentive Compensation Plan. Mr. Wells' annual incentive target was set at 100% of his base salary. The committee's rationale was the 100% annual incentive target would drive a target annual cash compensation of $1.1 million, which approximated the target annual cash compensation paid to chief executive officers listed in the competitive assessment. For 2011, the committee guaranteed a minimum payment of 100% of target, prorated to reflect his May 2, 2011 hire date.

The 2011 incentive award opportunity was based on the financial goals for both Fidelity Exploration & Production Company and WBI Holdings, Inc., weighted 75% for the results of Fidelity Exploration & Production Company and 25% for the results of WBI Holdings, Inc. The incentive award could be reduced by up to 10% if Fidelity Exploration & Production Company did not meet its production goal and by up to 5% if WBI Holdings, Inc. did not satisfy its safety goals. Mr. Wells could achieve a maximum of 200% of the annual incentive target if:

- the 2011 allocated earnings per share for Fidelity Exploration & Production Company and the 2011 allocated earnings per share for WBI Holdings, Inc., were at or above 115% of the performance target
- the 2011 return on invested capital for Fidelity Exploration & Production Company and the 2011 return on invested capital for WBI Holdings, Inc. were both at least equal to their respective weighted average costs of capital
- Fidelity Exploration & Production Company achieved production of at least 69.3 billion cubic feet equivalent (Bcfe), and
- the five safety goals for WBI Holdings, Inc. were met.

Financial Goals and Results
We set the 2011 earnings per share and return on invested capital targets for Fidelity Exploration & Production Company and WBI Holdings, Inc. lower than 2010 target levels and lower than 2010 actual results based on lower natural gas prices and higher depletion, depreciation, and amortization expense.

Fidelity Exploration & Production Company's earnings per share and return on invested capital exceeded their respective targets, but Mr. Wells' payment with respect to the return on invested capital component was limited to the target amount because its return on invested capital was less than its weighted average cost of capital. WBI Holdings, Inc.'s 2011 results are discussed earlier under 2011 Annual Incentives – WBI Holdings, Inc. The weighted financial results for Fidelity Exploration & Production Company and WBI Holdings, Inc. resulted in an achievement of 126.1% of the incentive target. This resulted in a potential payment to Mr. Wells of $462,390, which was subject to reduction if Fidelity Exploration & Production Company's production goal was not met and/or WBI Holdings, Inc. failed to achieve one or more of its five 2011 safety goals.

Fidelity Exploration & Production Company Production and WBI Holdings, Inc. Safety Goals and Results

Fidelity Exploration & Production Company 2011 Production in Bcfe	Goal Achievement Percentage
Less than 62.4	0%
62.4	50%
Higher than 62.4 up to and including 69.3	Prorated from 50% to 100%
Higher than 69.3	100%

Fidelity Exploration & Production Company's 2011 actual production was 66.6 Bcfe, which equates to an achievement percentage of 80.5%.

The five WBI Holdings, Inc. safety goals were:

- each established local safety committee will conduct 8 meetings per year
- each established local safety committee must conduct 4 site assessments per year
- report vehicle accidents and personal injuries by the end of the next business day
- achieve the targeted vehicle accident incident rate of 2.5 or less and
- achieve the targeted personal injury incident rate of 2.0 or less.

Even though Fidelity Exploration & Production Company's personal injury rate was 0.0, WBI Holdings, Inc. did not meet one of its safety goals due to a 2011 personal injury incident rate above 2.0. Achieving four of the five safety goals equates to an achievement percentage of 80.0%.

The production and safety goal results reduced Mr. Wells' potential award of $462,390 by 2.9% to $448,981. Of the $448,981 payment, $366,685 is the target amount guaranteed in Mr. Wells' letter agreement and is reported in the Bonus column of the Summary Compensation Table; the additional $82,296 was reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

The following table shows the changes in our performance targets and achievements for both 2010 and 2011:

Name	2010 Incentive Plan Performance Targets EPS ($)	2010 Incentive Plan Performance Targets ROIC (%)	2010 Incentive Plan Results EPS ($)	2010 Incentive Plan Results ROIC (%)	2011 Incentive Plan Performance Targets EPS ($)	2011 Incentive Plan Performance Targets ROIC (%)	2011 Incentive Plan Results EPS ($)	2011 Incentive Plan Results ROIC (%)
Terry D. Hildestad	See table below		See table below		See table below		See table below	
Doran N. Schwartz	See table below		See table below		See table below		See table below	
J. Kent Wells	FEP: 2.08	7.8	FEP: 2.41	8.8	FEP: 1.99	7.1	FEP: 2.20	7.9
	WBI: 2.02	8.4	WBI: 2.08	8.6	WBI: 1.97	7.9	WBI: 1.96	7.9
John G. Harp (1)	2.22	6.7	3.46	9.0	2.39	6.0	4.46	9.6
William E. Schneider (2)	0.54	4.6	0.44	3.9	0.35	3.2	0.40	3.5
WBI Holdings, Inc.								
President & CEO	2.02	8.4	2.08	8.6	1.97	7.9	1.96	7.9
Combined Utility Group								
President & CEO	1.07	6.1	1.17	6.5	1.14	6.2	1.21	6.5

(1) Based on allocated earnings per share and return on invested capital for MDU Construction Services Group, Inc.

(2) Based on allocated earnings per share and return on invested capital for Knife River Corporation.

The table below lists each named executive officer's 2011 base salary, annual incentive target percentage, incentive plan performance targets, incentive plan results, and the annual incentive earned.

Name	2011 Base Salary (000s) ($)	2011 Annual Incentive Target (%)	2011 Incentive Plan Performance Targets EPS ($)	2011 Incentive Plan Performance Targets ROIC (%)	2011 Incentive Plan Results EPS ($)	2011 Incentive Plan Results ROIC (%)	2011 Annual Incentive Earned (% of Target) EPS (%)	2011 Annual Incentive Earned (% of Target) ROIC (%)	2011 Annual Incentive Earned (000s) ($)
Terry D. Hildestad	750.0	100	See table below		See table below		See table below		954.8
Doran N. Schwartz	273.0	50	See table below		See table below		See table below		173.8
J. Kent Wells (1)	550.0	100	FEP: 1.99	7.1	FEP: 2.20	7.9	FEP: 170.3	100	FEP: 353.5
			WBI: 1.97	7.9	WBI: 1.96	7.9	WBI: 97.5	100	WBI: 95.5
John G. Harp (2)	450.0	65	2.39	6.0	4.46	9.6	200.0	100	438.8
William E. Schneider (3)	447.4	65	0.35	3.2	0.40	3.5	200.0	100	436.2

(1) Based on allocated earnings per share and return on invested capital for Fidelity Exploration & Production Company (weighted 75%) and WBI Holdings, Inc. (weighted 25%). Mr. Wells' 2011 annual incentive earned reflects a reduction of 2.9% due to Fidelity Exploration & Production Company's 2011 results on production and WBI Holdings, Inc.'s results on safety.

(2) Based on allocated earnings per share and return on invested capital for MDU Construction Services Group, Inc.

(3) Based on allocated earnings per share and return on invested capital for Knife River Corporation.

Messrs. Hildestad's and Schwartz's 2011 annual incentives were paid at 127.3% of target based on the following:

Chief Executive Officer of:	Column A 2011 Payment as a Percentage of Annual Incentive Target	Column B Percentage of Average Invested Capital	Column A x Column B
MDU Construction Services Group, Inc.	150.0%	6.1%	9.2%
Knife River Corporation	150.0%	24.4%	36.6%
WBI Holdings, Inc.	97.8%	34.6%	33.8%
Combined Utility Group	136.7%	34.9%	47.7%
Total			127.3%

J. Kent Wells' Additional 2011 Annual Incentive

We granted Mr. Wells a second 2011 annual incentive award pursuant to the Long-Term Performance-Based Incentive Plan, based on Fidelity Exploration & Production Company's cash flow from operations. Specifically, we granted Mr. Wells an all-or-nothing award opportunity of $1.85 million, payable one-half in cash and one-half in our common stock, if Fidelity Exploration & Production Company's 2011 cash flow from operations exceeded $132.0 million and he did not resign from the company prior to January 2, 2012. If Fidelity Exploration & Production Company's 2011 cash flow from operations exceeded $132.0 million and Mr. Wells' employment was terminated prior to January 2, 2012, due to a change in control of the company, Mr. Wells would have been entitled to full payment of this incentive award. The compensation committee chose cash flow from operations as the performance measure due to the significance of consistent

PROXY

reinvestment in exploration and production assets. Cash flow from operations is necessary to sustain and grow a business in this industry. The compensation committee set the incentive performance level at $132.0 million, which was below the 2011 operating plan, to provide an allowance for depressed commodity prices and to yield a reasonable probability of payment, as the $1.85 million was in part to offset other compensation Mr. Wells would have received if he had stayed with his former employer.

Fidelity Exploration & Production Company's actual 2011 cash flow from operations was $276.4 million, resulting in a payment of $1.85 million to Mr. Wells. The cash portion paid to Mr. Wells is reported in the Non-Equity Incentive Compensation Plan column in the Summary Compensation Table, and the grant date fair value of the stock portion of the award is reported in the Stock Awards column of the Summary Compensation Table.

Deferral of Annual Incentive Compensation

We provide executives the opportunity to defer receipt of earned annual incentives. If an executive chooses to defer his or her annual incentive, we will credit the deferral with interest at a rate determined by the compensation committee. For 2011, the committee chose to use the average of (i) the number that results from adding the daily Moody's U.S. Long-Term Corporate Bond Yield Average for "A" rated companies as of the last day of each month for the 12-month period ending October 31 and dividing by 12 and (ii) the number that results from adding the daily Moody's U.S. Long-Term Corporate Bond Yield Average for "BBB" rated companies as of the last day of each month for the 12-month period ending October 31 and dividing by 12. The compensation committee's reasons for using this approach recognized:

- incentive deferrals are a low-cost source of capital for the company, and
- incentive deferrals are unsecured obligations and, therefore, carry a higher risk to the executives.

2011 Long-Term Incentives

Awards Granted in 2011 under the Long-Term Performance-Based Incentive Plan for Named Executives

We use the Long-Term Performance-Based Incentive Plan, which has been approved by our stockholders, for long-term incentive compensation. We have not granted stock options since 2001, and in 2011 we amended the plan to no longer permit the grant of stock options or stock appreciation rights. We use performance shares as the primary form of long-term incentive compensation, and no stock options, stock appreciation rights, or restricted shares are outstanding.

For the named executives, other than Mr. Wells who did not receive any long-term incentive award in 2011, the compensation committee used the performance graph peer group as the comparator group to determine relative stockholder return and potential payments under the Long-Term Performance-Based Incentive Plan for its 2011-2013 performance share awards. In February 2011, the compensation committee approved changes to our performance graph peer group to:

- remove OGE Energy Corp. because it is an electric only utility
- remove NSTAR because it was expected to be acquired by Northeast Utilities in 2011
- add Atmos Energy Corporation, a natural gas distribution business with pipeline, gas storage, and energy marketing businesses
- remove ONEOK because its asset size has grown to $13 billion
- add Southern Union Company, which has natural gas transportation and storage, gathering and processing, and gas distribution businesses
- add Texas Industries, Inc. and Sterling Construction Company and
- replace Dycom Industries, Inc., which has more emphasis on telecommunications, with Pike Electric, which is a good fit with our construction services business to balance out the business mix of our peer group.

The companies comprising our performance graph peer group in February 2011 were:

- Alliant Energy Corporation
- Atmos Energy
- Berry Petroleum Company
- Black Hills Corporation
- Comstock Resources, Inc.
- EMCOR Group, Inc.
- EQT Corporation
- Granite Construction Incorporated
- Martin Marietta Materials, Inc.
- National Fuel Gas Company
- Northwest Natural Gas Company
- Pike Electric Corporation
- Quanta Services, Inc.
- Questar Corporation
- SCANA Corporation
- Southern Union Company
- Southwest Gas Corporation
- Sterling Construction Company
- SM Energy Company
- Swift Energy Company
- Texas Industries
- Vectren Corporation
- Vulcan Materials Company
- Whiting Petroleum Corporation

The performance measure is our total stockholder return over a three-year measurement period as compared to the total stockholder returns of the companies in our performance graph peer group over the same three-year period. The compensation committee selected the relative stockholder return performance measure because it believes executive pay under a long-term, capital accumulation program such as this should mirror our long-term performance in stockholder return as compared to other public companies in our industries. Payments are made in company stock; dividend equivalents are paid in cash. No dividend equivalents are paid on unvested performance shares.

Total stockholder return is the percentage change in the value of an investment in the common stock of a company, from the closing price on the last trading day in the calendar year preceding the beginning of the performance period, through the last trading day in the final year of the performance period. It is assumed that dividends are reinvested in additional shares of common stock at the frequency paid.

As with the annual incentive target, we determined the long-term incentive target for a given position by reference to the salary grade. We derived these incentive targets in part from the competitive assessment and in part by the compensation committee's judgment on the impact each position has on our total stockholder return. The compensation committee also believed consistency across positions in the same salary grades and keeping the chief executive officer's long-term incentive target below a level indicated by the competitive assessment were important from an internal equity standpoint. The 2011 long-term incentive targets as a percentage of base salary for each named executive were unchanged from 2010 because the targets were in line with the competitive assessment's targets.

The compensation committee has historically set Mr. Hildestad's target long-term incentive compensation below the level indicated by the competitive assessment to offset his benefit under the Supplemental Income Security Plan, our nonqualified defined benefit plan, which prior assessments have shown to be higher than competitive levels. To verify whether Mr. Hildestad's target long-term incentive compensation remains lower than competitive levels and whether Mr. Hildestad's Supplemental Income Security Plan benefit remains higher than competitive levels, our human resources department conducted the review discussed in the Role of Management section above. The report showed that the combined value of Mr. Hildestad's target long-term incentive compensation and nonqualified defined benefit plan benefits had a percentile rank of 58.4% when compared to the performance graph peer companies and a percentile rank of 43.7% when compared to companies with revenues ranging from $2.5 billion to $6.5 billion in the construction, energy, and utility industries.

On February 17, 2011, the board of directors, upon recommendation of the compensation committee, made performance share grants to the named executive officers. The compensation committee determined the target number of performance shares granted to each named executive officer by multiplying the named executive officer's 2011 base salary by his or her long-term incentive target and then dividing this product by the average of the closing prices of our stock from January 1, 2011 through January 22, 2011, as shown in the following table:

Name	2011 Base Salary to Determine Target ($)	2011 Long-Term Incentive Target at Time of Grant (%)	2011 Long-Term Incentive Target at Time of Grant ($)	Average Closing Price of Our Stock From January 1 Through January 22 ($)	Resulting Number of Performance Shares Granted on February 17 (#)
Terry D. Hildestad	750,000	150	1,125,000	20.74	54,243
Doran N. Schwartz	273,000	75	204,750	20.74	9,872
J. Kent Wells	n/a	n/a	n/a	n/a	n/a
John G. Harp	450,000	90	405,000	20.74	19,527
William E. Schneider	447,400	90	402,660	20.74	19,414

PROXY

Assuming our three-year (2011–2013) total stockholder return is positive, from 0% to 200% of the target grant will be paid out in February 2014 depending on our total stockholder return compared to the total three-year stockholder returns of companies in our performance graph peer group. The payout percentage will be a function of our rank against our performance graph peer group as follows:

Long-Term Incentive Payout Percentages

The Company's Percentile Rank	Payout Percentage of February 17, 2011 Grant
90th or higher	200%
70th	150%
50th	100%
40th	10%
Less than 40th	0%

Payouts for percentile ranks falling between the intervals will be interpolated. We also will pay dividend equivalents in cash on the number of shares actually earned for the performance period. The dividend equivalents will be paid in 2014 at the same time as the performance awards are paid.

If our total stockholder return is negative, the shares and dividend equivalents otherwise earned, if any, will be reduced in accordance with the following table:

TSR	Reduction in Award
0% through -5%	50%
-5.01% through -10%	60%
-10.01% though -15%	70%
-15.01% through -20%	80%
-20.01% through -25%	90%
-25.01% or below	100%

The named executive officers must retain 50% of the net after-tax shares that are earned pursuant to this long-term incentive award until the earlier of (i) the end of the two-year period commencing on the date any shares earned under the award are issued and (ii) the executive's termination of employment.

No Payment in February 2011 for 2008 Grants under the Long-Term Performance-Based Incentive Plan
We granted performance shares to our named executive officers under the Long-Term Performance-Based Incentive Plan on February 14, 2008, for the 2008 through 2010 performance period. Our total stockholder return for the 2008 through 2010 performance period was (19.98)%, which corresponded to a percentile rank of 33% against our performance graph peer group and resulted in no shares or dividend equivalents being paid to the named executive officers.

PEER Analysis: Comparison of Pay for Performance Ratios

Each year we compare our named executive officers' pay for performance ratios to the pay for performance ratios of the named executive officers in the performance graph peer group. This analysis compares the relationship between our compensation levels and our average annual total stockholder return to the peer group over a five-year period. All data used in the analysis, including the valuation of long-term incentives and calculation of stockholder return, were compiled by Equilar, Inc., an independent service provider, which is based on each company's annual filings for its data collection.

This analysis consisted of dividing what we paid our named executive officers for the years 2006 through 2010 by our average annual total stockholder return for the same five-year period to yield our pay ratio. Our pay ratio was then compared to the pay ratio of the companies in the performance graph peer group, which was calculated by dividing total direct compensation for all the proxy group executives by the sum of each company's average annual total stockholder return for the same five-year period. The results are shown in the following chart:

5 Year Total Compensation to 5 Year Total Stockholder Return

	MDU Resources Group, Inc. ($000s)	Performance Graph Peer Group* ($000s)
Dollars of Total Direct Compensation (1) per Point of Total Stockholder Return	50,369	12,261

(1) Total direct compensation consists of the values reported in the total column of the summary compensation table.

* Based solely on information provided by Equilar, Inc. and is not deemed filed or a part of this compensation discussion and analysis for certification purposes.

PROXY

The results of the analysis showed that we paid our named executive officers more than what the performance graph peer group companies paid their named executive officers for comparable levels of stockholder return over the five-year period. We have prepared this analysis each year since 2004, commencing with the 2000-2004 period, and in most years, the analysis showed that we paid our named executive officers less than, or approximately the same as, our performance graph peer group. However, for the 2006-2010 five-year period, our negative total stockholder return in both 2008 and 2010 resulted in a five-year average total stockholder return of 0.98%. This low average caused the ratio to spike, despite decreased total direct compensation, as calculated, for our named executive officers for the period. The compensation committee believes that the analysis continues to serve a useful purpose in its annual review of compensation despite the effect of the negative total stockholder return on the ratio for the 2006-2010 period.

Post-Termination Compensation and Benefits

Pension Plans

Effective in 2006, we no longer offer defined benefit pension plans to new non-bargaining unit employees. The defined benefit plans available to employees hired before 2006 were amended to cease benefit accruals as of December 31, 2009. The frozen benefit provided through our qualified defined benefit pension plans is determined by years of service and base salary. Effective 2010, for those employees who were participants in defined benefit pension plans and for executives and other non-bargaining unit employees hired after 2006, the company offers increased company contributions to our 401(k) plan. For non-bargaining unit employees hired after 2006, the retirement contribution is 5% of plan eligible compensation. For participants hired prior to 2006, retirement contributions are based on the participant's age as of December 31, 2009. The retirement contribution is 11.5% for each of the named executive officers, except Mr. Schwartz who is eligible for 10.5% and Mr. Wells who is eligible for 5%.

Supplemental Income Security Plan

Benefits Offered

We offer certain key managers and executives, including all of our named executive officers, except Mr. Wells, benefits under our nonqualified retirement plan, which we refer to as the Supplemental Income Security Plan or SISP. The SISP has a ten-year vesting schedule and was amended to add an additional vesting requirement for benefit level increases occurring on or after January 1, 2010. The SISP provides participants with additional retirement income and death benefits.

We believe the SISP is critical in retaining the talent necessary to drive long-term stockholder value. In addition, we believe that the ten-year vesting provision of the SISP, augmented by an additional three years of vesting for benefit level increases occurring on or after January 1, 2010, helps promote retention of key executive officers.

Benefit Levels

The chief executive officer recommends benefit level increases to the compensation committee for participants except himself. The chief executive officer considers, among other things, the participant's salary in relation to the salary ranges that correspond with the SISP benefit levels, the participant's performance, the performance of the applicable business unit or the company, and the cost associated with the benefit level increase.

The chief executive officer did not recommend a 2011 SISP benefit level increase for any of the named executive officers, and the committee chose not to grant a 2011 SISP benefit level increase to the chief executive officer. The primary reasons for no benefit level increases were cost containment and the absence of salary increases for our named executive officers, except for Mr. Schwartz whose salary increase did not correspond to a new SISP benefit level. The following table reflects our named executive officers' SISP levels as of December 31, 2011:

	December 31, 2011 Annual SISP Benefits	
Name	Survivor ($)	Retirement ($)
Terry D. Hildestad	1,025,040	512,520
Doran N. Schwartz	175,200	87,600
J. Kent Wells	n/a	n/a
John G. Harp	548,400	274,200
William E. Schneider	548,400	274,200

PROXY

Clawback

In November 2005, we implemented a guideline for repayment of incentives due to accounting restatements, commonly referred to as a clawback policy, whereby the compensation committee may seek repayment of annual and long-term incentives paid to executives if accounting restatements occur within three years after the payment of incentives under the annual and long-term plans. Under our clawback policy, the compensation committee may require executives to forfeit awards and may rescind vesting, or the acceleration of vesting, of an award.

Impact of Tax and Accounting Treatment

The compensation committee may consider the impact of tax and/or accounting treatment in determining compensation. Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation paid to certain officers that we may deduct as a business expense in any tax year unless, among other things, the compensation qualifies as performance-based compensation, as that term is used in Section 162(m). Generally, long-term incentive compensation and annual incentive awards for our chief executive officer and those executive officers whose overall compensation is likely to exceed $1 million are structured to be deductible for purposes of Section 162(m) of the Internal Revenue Code, but we may pay compensation to an executive officer that is not deductible. All annual or long-term incentive compensation paid to our named executive officers for 2011 satisfied the requirements for deductibility.

Section 409A of the Internal Revenue Code imposes additional income taxes on executive officers for certain types of deferred compensation if the deferral does not comply with Section 409A. We have amended our compensation plans and arrangements affected by Section 409A with the objective of not triggering any additional income taxes under Section 409A.

Section 4999 of the Internal Revenue Code imposes an excise tax on payments to executives and others of amounts that are considered to be related to a change of control if they exceed levels specified in Section 280G of the Internal Revenue Code. The potential impact of the Section 4999 excise tax is addressed with the modified tax payment provisions in the change of control employment agreements, which are described later in the proxy statement under the heading "Potential Payments upon Termination or Change of Control." We do not consider the potential impact of Section 4999 or 280G when designing our compensation programs.

The compensation committee also considers the accounting and cash flow implications of various forms of executive compensation. In our financial statements, we record salaries and annual incentive compensation as expenses in the amount paid, or to be paid, to the named executive officers. For our equity awards, accounting rules also require that we record an expense in our financial statements. We calculate the accounting expense of equity awards to employees in accordance with Financial Accounting Standards Board generally accepted accounting principles for stock-based compensation.

Stock Ownership Requirements

We instituted stock ownership guidelines on May 5, 1993, which we revised in November 2010 to provide that executives who participate in our Long-Term Performance-Based Incentive Plan are required within five years to own our common stock equal to a multiple of their base salaries. Stock owned through our 401(k) plan or by a spouse is considered in ownership calculations. Unvested performance shares and other unvested equity awards are not considered in ownership calculations. The level of stock ownership compared to the requirements is determined based on the closing sale price of the stock on the last trading day of the year and base salary at December 31 of each year. Each February, the compensation committee receives a report on the status of stock holdings by executives. The committee may, in its sole discretion, grant an extension of time to meet the ownership requirements or take such other action as it deems appropriate to enable the executive to achieve compliance with the policy. The table shows the named executive officers' holdings as of December 31, 2011:

Name	Assigned Guideline Multiple of Base Salary	Actual Holdings as a Multiple of Base Salary	Number of Years at Guideline Multiple (#)
Terry D. Hildestad	4X	6.13	6.67
Doran N. Schwartz	3X	1.47	1.87(1)
J. Kent Wells	3X	0.00	0.67(2)
John G. Harp	3X	4.09	7.25
William E. Schneider	3X	5.57	10.00

(1) Participant must meet ownership requirement by January 1, 2015.

(2) As of February 22, 2012, Mr. Wells owns 25,743 shares of our common stock. Participant must meet ownership requirement by May 1, 2016.

The compensation committee may consider the policy and the executive's stock ownership in determining compensation. The committee, however, did not do so with respect to 2011 compensation.

Policy Regarding Hedging Stock Ownership

Our executive compensation policy prohibits Section 16 officers from hedging their ownership of company common stock. Executives may not enter into transactions that allow the executive to benefit from devaluation of our stock or otherwise own stock technically but without the full benefits and risks of such ownership.

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Reg. S-K, Item 402(b), with management. Based on the review and discussions referred to in the preceding sentence, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in our proxy statement on Schedule 14A.

Thomas Everist, Chairman
Karen B. Fagg
Thomas C. Knudson
Patricia L. Moss

Summary Compensation Table for 2011

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)(1)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)(2)	All Other Compensation ($) (i)	Total ($) (j)
Terry D. Hildestad	2011	750,000	–	1,084,318	–	954,750	739,760	37,499 (3)	3,566,327
President and CEO	2010	750,000	–	830,137	–	762,750	480,532	37,499	2,860,918
	2009	750,000	–	1,117,861	–	1,500,000	825,319	9,824	4,203,004
Doran N. Schwartz	2011	273,000	–	197,341	–	173,765	147,789	33,549 (3)	825,444
Vice President and CFO	2010	252,454	–	143,881	–	127,053	71,302	33,549	628,239
	2009	–	–	–	–	–	–	–	–
John G. Harp	2011	450,000	–	390,345	–	438,750	481,331 (4)	51,445 (3)	1,811,871
President and CEO of	2010	450,000	–	298,845	–	438,750	307,935	48,545 (5)	1,544,075
MDU Construction Services Group, Inc.	2009	450,000	–	402,417	–	392,500 (6)	761,670	23,272 (5)	2,029,859
J. Kent Wells	2011	367,671	916,685 (7)	925,000 (8)	–	1,007,306 (9)	–	89,505 (3)	3,306,167
President and CEO of	2010	–	–	–	–	–	–	–	–
Fidelity Exploration & Production Company	2009	–	–	–	–	–	–	–	–
William E. Schneider	2011	447,400	–	388,086	–	436,215	412,085	37,499 (3)	1,721,285
President and CEO of	2010	447,400	–	297,122	–	37,805	306,909	37,499	1,126,735
Knife River Corporation	2009	447,400	–	400,093	–	581,620	726,646	9,324	2,165,083

(1) Amounts in this column represent the aggregate grant date fair value of the performance share awards calculated in accordance with Financial Accounting Standards Board generally accepted accounting principles for stock-based compensation in FASB Accounting Standards Codification Topic 718. This column was prepared assuming none of the awards will be forfeited. The amounts were calculated using a Monte Carlo simulation, as described in Note 13 of our audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2011.

(2) Amounts shown represent the change in the actuarial present value for years ended December 31, 2009, 2010, and 2011 for the named executive officers' accumulated benefits under the pension plan, excess SISP, and SISP and, for Mr. Harp, the additional retirement benefit, collectively referred to as the "accumulated pension change," plus above market earnings on deferred annual incentives, if any. The amounts shown are based on accumulated pension change and above market earnings as of December 31, 2009, 2010, and 2011, as follows:

	Accumulated Pension Change			Above Market Earnings		
Name	12/31/2009 ($)	12/31/2010 ($)	12/31/2011 ($)	12/31/2009 ($)	12/31/2010 ($)	12/31/2011 ($)
Terry D. Hildestad	806,554	462,186	728,587	18,765	18,346	11,173
Doran N. Schwartz	–	71,302	147,789	–	–	–
John G. Harp	743,334	294,023	459,963	–	–	–
Additional Retirement (4)	18,336	13,912	21,368	–	–	–
J. Kent Wells	–	–	–	–	–	–
William E. Schneider	696,572	277,507	393,768	30,074	29,402	18,317

(3)

	401(k) ($)(a)	Life Insurance Premium ($)	Matching Charitable Contribution ($)	Office and Automobile Allowance ($)	Additional LTD Premium ($)	Relocation ($)(b)	Parking ($)	Payment In Lieu of Medical Coverage ($)	Spousal Travel ($)	Wellness Fitness ($)	Total ($)
Terry D. Hildestad	35,525	174	1,800	–	–	–	–	–	–	–	37,499
Doran N. Schwartz	33,075	174	300	–	–	–	–	–	–	–	33,549
John G. Harp	35,525	174	1,800	13,200	746	–	–	–	–	–	51,445
J. Kent Wells	19,600	116	–	–	–	66,031	2,400	700	508	150	89,505
William E. Schneider	35,525	174	1,800	–	–	–	–	–	–	–	37,499

(a) Represents company contributions to 401(k) plan, which include matching contributions and, except for Mr. Wells, contributions made in lieu of pension plan accruals after pension plans were frozen at December 31, 2009.

(b) Mr. Wells' 2011 relocation benefits were:

Temporary Living ($)	Actual Move and Related Expense ($)	Relocation Allowance ($)
18,000	2,198	45,833

(4) In addition to the change in the actuarial present value of Mr. Harp's accumulated benefit under the pension plan, excess SISP, and SISP, this amount also includes the following amounts attributable to Mr. Harp's additional retirement benefit:

	2009	2010	2011
Change in present value of additional years of service for pension plan	$13,077	$12,240	$19,407
Change in present value of additional years of service for excess SISP	5,259	1,672	1,961
Change in present value of additional years of service for SISP	–	–	–

Mr. Harp's additional retirement benefit is described in the narrative that follows the Pension Benefits for 2011 table. The additional retirement benefit provides Mr. Harp with additional retirement benefits equal to the additional benefit he would earn under the pension plan, excess SISP, and the SISP if he had three additional years of service. The pension and excess SISP were frozen as of December 31, 2009. The amounts in the table above reflect the change in present value of this additional benefit in 2009, 2010, and 2011. The additional retirement benefit was determined by calculating the actuarial present values of the accumulated benefits under the pension plan, excess SISP, and SISP, with and without the three additional years of service, using the same assumptions used to determine the amounts disclosed in the Pension Benefits for 2011 table. Because Mr. Harp would be fully vested in his SISP benefit if he retired at age 65, the assumed retirement age of these calculations, the additional years of service provided by the additional retirement agreement would not increase that benefit. If Mr. Harp retires before becoming 100% vested in his SISP benefit, his SISP benefit would be less than the amount shown in the Pension Benefits for 2011 table, but the payments he would receive under the additional retirement benefit arrangement would increase, as would the amounts reflected in the table above and in the Summary Compensation Table.

(5) Includes company contributions to Mr. Harp's 401(k) of a company match and retirement contribution, a matching contribution to a charity, payment of a life insurance premium, an additional premium for Mr. Harp's long-term disability insurance, and Mr. Harp's office and automobile allowance.

(6) Includes one-time incentive payment of $100,000 in addition to his annual incentive compensation.

(7) Includes a cash recruitment payment of $550,000 and guaranteed target annual incentive payment of $366,685.

(8) Represents the aggregate grant date fair value of the portion of Mr. Wells' additional 2011 annual incentive award that was to be paid in shares of our common stock calculated in accordance with Financial Accounting Standards Board generally accepted accounting principles for stock-based compensation in FASB Accounting Standards Codification Topic 718.

(9) Includes $82,296, the value of Mr. Wells' annual incentive earned above the guaranteed target amount and the $925,010 cash portion of Mr. Wells' additional 2011 annual incentive.

Grants of Plan-Based Awards in 2011

Name (a)	Grant Date (b)	Board Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards: Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Estimated Future Payouts Under Equity Incentive Plan Awards: Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($) (l)
Terry D.	2/17/11(1)	–	187,500	750,000	1,500,000	–	–	–	–	–	–	–
Hildestad	2/17/11(2)	–	–	–	–	5,424	54,243	108,486	–	–	–	1,084,318
Doran N.	2/17/11(1)	–	34,125	136,500	273,000	–	–	–	–	–	–	–
Schwartz	2/17/11(2)	–	–	–	–	987	9,872	19,744	–	–	–	197,341
John G.	2/17/11(1)	–	73,125	292,500	585,000	–	–	–	–	–	–	–
Harp	2/17/11(2)	–	–	–	–	1,953	19,527	39,054	–	–	–	390,345
J. Kent Wells	2/17/11(3)	–	–	366,685	733,370	–	–	–	–	–	–	–
	5/02/11(4)	2/17/11(4)	–	925,000	–	–	–	–	–	–	–	–
	5/02/11(4)	2/17/11(4)	–	–	–	–	$925,000(4)	–	–	–	–	925,000
William E.	2/17/11(1)	–	72,703	290,810	581,620	–	–	–	–	–	–	–
Schneider	2/17/11(2)	–	–	–	–	1,941	19,414	38,828	–	–	–	388,086

(1) Annual incentive for 2011 granted pursuant to the MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan, except for Mr. Schwartz whose award was granted pursuant to the MDU Resources Group, Inc. Executive Incentive Compensation Plan.

(2) Performance shares for the 2011-2013 performance period granted pursuant to the MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan.

(3) Annual incentive for 2011 granted pursuant to the WBI Holdings, Inc. Executive Incentive Compensation Plan. Mr. Wells was guaranteed a minimum payment of 100% of target.

(4) Additional 2011 annual incentive granted pursuant to the MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan, payable one-half in cash and one-half in our common stock. The award was approved on February 17, 2011, but the grant date for purposes of FASB Accounting Standards Codification Topic 718 was May 2, 2011, Mr. Wells' hire date. The $925,000 shown in column (g) represents the dollar value of the portion of Mr. Wells' additional 2011 annual incentive award that was paid in shares of our common stock determined by dividing $925,000 by the stock price on January 2, 2012, according to the terms of Mr. Wells' award.

Narrative Discussion Relating to the Summary Compensation Table and Grants of Plan-Based Awards Table

Incentive Awards

Annual Incentive

On February 15, 2011, the compensation committee recommended the 2011 annual incentive award opportunities for our named executive officers and the board approved these opportunities at its meeting on February 17, 2011. These award opportunities are reflected in the Grants of Plan-Based Awards table at grant on February 17, 2011, in columns (c), (d), and (e) and in the Summary Compensation Table as earned with respect to 2011 in column (g). For Mr. Wells, the compensation committee guaranteed a minimum payment of 100% of target, prorated to reflect his May 2, 2011 hire date, which is reflected in the Grants of Plan-Based Awards table at grant on February 17, 2011, in column (d) and in the Summary Compensation Table in column (d). Mr. Wells could achieve a maximum of 200% of target, which is reflected at grant on February 17, 2011, in the Grants of Plan-Based Awards table in column (e), and the amount that he earned above target with respect to this award is reflected in the Summary Compensation Table in column (g).

Other than the arrangements negotiated for Mr. Wells for 2011, executive officers may receive a payment of annual cash incentive awards based upon achievement of annual performance measures with a threshold, target, and maximum level. A target incentive award is established based on a percent of the executive's base salary. Actual payment may range from 0% to 200% of the target based upon achievement of goals.

In order to be eligible to receive a payment of an annual incentive award under the Long-Term Performance-Based Incentive Plan, Messrs. Hildestad, Harp, and Schneider must have remained employed by the company through December 31, 2011, unless the compensation committee determines otherwise. The committee has full discretion to determine the extent to which goals have been achieved, the payment level, whether any final payment will be made, and whether to adjust awards downward based upon individual performance. Unless otherwise determined and established in writing by the compensation committee within 90 days of the beginning of the performance period, the performance goals may not be adjusted if the adjustment would increase the annual incentive award payment. The compensation committee may use negative discretion and adjust any annual incentive award payment downward, using any subjective or objective measures as it shall determine, including but not limited to the 20% limitation described in the following sentence. The 20% limitation means that no more than 20% of after-tax earnings that are in excess of planned earnings at the business unit level for operating company executives and at the MDU Resources Group level for corporate executives will be paid in annual incentives to executives. The application of this limitation or any other reduction, and the methodology used in determining any such reduction, is in the sole discretion of the compensation committee.

With respect to annual incentive awards granted pursuant to the MDU Resources Group, Inc. Executive Incentive Compensation Plan, which includes Mr. Schwartz, and the annual incentive awards granted pursuant to the WBI Holdings, Inc. Executive Incentive Compensation Plan, which includes Mr. Wells, participants who retire at age 65 during the year remain eligible to receive an award. Subject to the compensation committee's discretion, executives who terminate employment for other reasons are not eligible for an award. The compensation committee has full discretion to determine the extent to which goals have been achieved, the payment level, and whether any final payment will be made. Once performance goals are approved by the committee for executive incentive compensation plan awards, the committee generally does not modify the goals. However, if major unforeseen changes in economic and environmental conditions or other significant factors beyond the control of management substantially affected management's ability to achieve the specified performance goals, the committee, in consultation with the chief executive officer, may modify the performance goals. Such goal modifications will only be considered in years of unusually adverse or favorable external conditions.

Messrs. Harp's and Schneider's performance goals for 2011 are budgeted earnings per share achieved and budgeted return on invested capital achieved, each weighted 50%. The goals are measured at the business unit level, as allocated, for Mr. Harp and Mr. Schneider.

For Messrs. Harp and Schneider, achievement of budgeted earnings per share and return on invested capital would result in payment of 100% of the target amount. Their 2011 award opportunities ranged from no payment if the allocated earnings per share and return on invested capital were below the 85% level to a 200% payout for achievement of 115% of budgeted earnings per share and a return on invested capital equal to or greater than the business unit's weighted average cost of capital would result in payment of 200% of the target amount.

For Mr. Wells, the committee guaranteed a minimum payment of 100% of target, prorated to reflect his May 2, 2011 hire date. The 2011 incentive award opportunity was based on the financial goals for both Fidelity Exploration & Production Company and WBI Holdings, Inc., weighted 75% for the results of Fidelity Exploration & Production Company and 25% for the results of WBI Holdings, Inc. The incentive award could be reduced by up to 10% if Fidelity Exploration & Production Company did not meet its production goal and by up to 5% if WBI Holdings, Inc. did not satisfy its safety goals. Mr. Wells could achieve a maximum of 200% of the annual incentive target if:

- the 2011 allocated earnings per share for Fidelity Exploration & Production Company and the 2011 allocated earnings per share for WBI Holdings, Inc., were at or above 115% of the performance target
- the 2011 return on invested capital for Fidelity Exploration & Production Company and the 2011 return on invested capital for WBI Holdings, Inc. were both at least equal to their respective weighted average costs of capital
- Fidelity Exploration & Production Company achieved production of at least 69.3 billion cubic feet equivalent (Bcfe) and
- the five safety goals for WBI Holdings, Inc. were met.

Annual incentive award payments for Messrs. Hildestad and Schwartz were determined based on the annual incentive award payments made to the president and chief executive officers of the four business units – MDU Construction Services Group, Inc., Knife River Corporation, WBI Holdings, Inc., and Combined Utility Group – and were calculated as follows: each business unit president and chief executive officer's annual incentive award payment, expressed as a percentage of his annual target award, was multiplied by that business unit's percentage share of average invested capital for 2011. These four products were added together, and the sum was multiplied by Messrs. Hildestad's and Schwartz's 2011 target incentive. Messrs. Hildestad's and Schwartz's 2011 annual incentives were paid at 127.3% of target based on the following:

President and Chief Executive Officer of:	Column A 2011 Payment as a Percentage of Annual Incentive Target	Column B Percentage of Average Invested Capital	Column A x Column B
MDU Construction Services Group, Inc.	150.0%	6.1%	9.2%
Knife River Corporation	150.0%	24.4%	36.6%
WBI Holdings, Inc.	97.8%	34.6%	33.8%
Combined Utility Group	136.7%	34.9%	47.7%
Total			127.3%

PROXY

The award opportunities available to Messrs. Harp and Schneider were:

2011 return on invested capital results as a % of 2011 target	Corresponding payment of annual incentive target based on return on invested capital	2011 earnings per share results as a % of 2011 target	Corresponding payment of annual incentive target based on earnings per share
Less than 85%	0%	Less than 85%	0%
85%	25%	85%	25%
90%	50%	90%	50%
95%	75%	95%	75%
100%	100%	100%	100%
103%	100%	103%	120%
106%	100%	106%	140%
109%	100%	109%	160%
112%	100%	112%	180%
Up to weighted average cost of capital	100%	115%	200%
Weighted average cost of capital or higher	200%		

The award opportunities available to Mr. Wells with respect to the financial results component of his award were:

Fidelity Exploration & Production Company – weighted 75%

2011 return on invested capital results as a % of 2011 target	Corresponding payment of annual incentive target based on return on invested capital	2011 earnings per share results as a % of 2011 target	Corresponding payment of annual incentive target based on earnings per share
Less than 85%	0%	Less than 85%	0%
85%	25%	85%	25%
90%	50%	90%	50%
95%	75%	95%	75%
100%	100%	100%	100%
103%	100%	103%	120%
106%	100%	106%	140%
109%	100%	109%	160%
112%	100%	112%	180%
Up to weighted average cost of capital	100%	115%	200%
Weighted average cost of capital or higher	200%		

WBI Holdings, Inc. – weighted 25%

2011 return on invested capital results as a % of 2011 target	Corresponding payment of annual incentive target based on return on invested capital	2011 earnings per share results as a % of 2011 target	Corresponding payment of annual incentive target based on earnings per share
Less than 85%	0%	Less than 85%	0%
85%	25%	85%	25%
90%	50%	90%	50%
95%	75%	95%	75%
100%	100%	100%	100%
103%	100%	103%	120%
106%	100%	106%	140%
109%	100%	109%	160%
112%	100%	112%	180%
Up to weighted average cost of capital	100%	115%	200%
Weighted average cost of capital or higher	200%		

For discussion of the specific incentive plan performance targets and results, please see the Compensation Discussion and Analysis.

J. Kent Wells' Additional 2011 Annual Incentive

On February 15, 2011, the compensation committee recommended the grant of a second 2011 annual incentive award opportunity to Mr. Wells pursuant to the Long-Term Performance-Based Incentive Plan, based on Fidelity Exploration & Production Company's cash flow from operations. The board approved this opportunity at its meeting on February 17, 2011. Specifically, we granted Mr. Wells an all-or-nothing award opportunity of $1.85 million, payable one-half in cash and one-half in our common stock, if Fidelity Exploration & Production Company's 2011 cash flow from operations exceeded $132.0 million and he did not resign from the company prior to January 2, 2012. If Fidelity Exploration & Production Company's 2011 cash flow from operations exceeded $132.0 million and Mr. Wells' employment was terminated prior to January 2, 2012, due to a change in control of the company, Mr. Wells would have been entitled to full payment of this incentive award.

Fidelity Exploration & Production Company's actual 2011 cash flow from operations exceeded $132.0 million, resulting in a payment of $1.85 million to Mr. Wells. The cash portion paid to Mr. Wells is reported in the Summary Compensation Table in column (g), and the grant date fair value of the stock portion of the award is reported in the Summary Compensation Table in column (e).

J. Kent Wells' Recruitment Bonus

We paid a cash recruitment bonus of $550,000 to induce Mr. Wells to join the company, which is reflected in the Summary Compensation Table in column (d).

Long-Term Incentive

On February 15, 2011, the compensation committee recommended long-term incentive grants to the named executive officers in the form of performance shares, and the board approved these grants at its meeting on February 17, 2011. These grants are reflected in columns (f), (g), (h), and (i) of the Grants of Plan-Based Awards table and in column (e) of the Summary Compensation Table.

If the company's 2011-2013 total shareholder return is positive, from 0% to 200% of the target grant will be paid out in February 2014, depending on our 2011-2013 total stockholder return compared to the total three-year stockholder returns of companies in our performance graph peer group. The payout percentage is determined as follows:

The Company's Percentile Rank	Payout Percentage of February 17, 2011 Grant
90th or higher	200%
70th	150%
50th	100%
40th	10%
Less than 40th	0%

Payouts for percentile ranks falling between the intervals will be interpolated. We also will pay dividend equivalents in cash on the number of shares actually earned for the performance period. The dividend equivalents will be paid in 2014 at the same time as the performance awards are paid.

If the company's 2011-2013 total shareholder return is negative, the number of shares otherwise earned, if any, for the performance period will be reduced in accordance with the following table:

TSR	Reduction in Award
0% through -5%	50%
-5.01% through -10%	60%
-10.01% through -15%	70%
-15.01% through -20%	80%
-20.01% through -25%	90%
-25.01% or below	100%

Salary and Bonus in Proportion to Total Compensation

The following table shows the proportion of salary and bonus to total compensation.

Name	Salary ($)	Bonus ($)	Total Compensation ($)	Salary and Bonus as a % of Total Compensation
Terry D. Hildestad	750,000	–	3,566,327	21.0
Doran N. Schwartz	273,000	–	825,444	33.1
John G. Harp	450,000	–	1,811,871	24.8
J. Kent Wells	367,671	916,685	3,306,167	38.8
William E. Schneider	447,400	–	1,721,285	26.0

Outstanding Equity Awards at Fiscal Year-End 2011

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)(1)
Terry D. Hildestad	–	–	–	–	–	–	–	118,739(2)	2,548,139
Doran N. Schwartz	–	–	–	–	–	–	–	21,062(2)	451,991
John G. Harp	–	–	–	–	–	–	–	42,746(2)	917,329
J. Kent Wells	–	–	–	–	–	–	–	43,103(3)	925,000
William E. Schneider	–	–	–	–	–	–	–	42,498(2)	912,007

(1) Value based on the number of performance shares reflected in column (i) multiplied by $21.46, the year-end closing price for 2011.

(2) Below is a breakdown by year of the plan awards:

Named Executive Officer	Award	Shares	End of Performance Period
Terry D. Hildestad	2009	5,482	12/31/11
	2010	4,771	12/31/12
	2011	108,486	12/31/13
Doran N. Schwartz	2009	491	12/31/11
	2010	827	12/31/12
	2011	19,744	12/31/13
John G. Harp	2009	1,974	12/31/11
	2010	1,718	12/31/12
	2011	39,054	12/31/13
William E. Schneider	2009	1,962	12/31/11
	2010	1,708	12/31/12
	2011	38,828	12/31/13

Shares for the 2009 award are shown at the threshold level (10%) based on results for the 2009-2011 performance cycle below threshold. Shares for the 2010 award are shown at the threshold level (10%) based on results for the first two years of the 2010-2012 performance cycle below threshold. Shares for the 2011 award are shown at the maximum level (200%) based on results for the first year of the 2011-2013 performance cycle above target.

(3) The number of shares for the additional 2011 annual incentive equity award of $925,000 was determined by using the year-end closing price for 2011 of $21.46. These shares vested February 16, 2012.

Pension Benefits for 2011

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Terry D. Hildestad	MDU Pension Plan	35	1,619,835	–
	SISP I(1)(3)	10	1,951,968	–
	SISP II(2)(3)	10	3,222,988	–
	SISP Excess(4)	35	552,948	–
Doran N. Schwartz	MDU Pension Plan	4	78,419	–
	SISP II(2)(3)	4	403,676	–
John G. Harp	MDU Pension Plan	5	242,675	–
	SISP II(2)(3)	6	2,461,293	–
	SISP Excess(4)	5	40,291	–
	Harp Additional Retirement Benefit	3	155,416	–
J. Kent Wells(5)	–	–	–	–
William E. Schneider	KR Pension Plan	16	786,231	–
	SISP I(1)(3)	10	1,372,770	–
	SISP II(2)(3)	10	1,621,769	–
	SISP Excess(4)	16	46,259	–

(1) Grandfathered under Section 409A.

(2) Not grandfathered under Section 409A.

(3) Years of credited service only affects vesting under SISP I and SISP II. The number of years of credited service in the table reflects the years of vesting service completed in SISP I and SISP II as of December 31, 2011, rather than total years of service with the company. Ten years of vesting service is required to obtain the full benefit under these plans. The present value of accumulated benefits was calculated by assuming the named executive officer would have ten years of vesting service on the assumed benefit commencement date; therefore, no reduction was made to reflect actual vesting levels.

(4) The number of years of credited service under the SISP excess reflects the years of credited benefit service in the appropriate pension plan as of December 31, 2009, when the pension plans were frozen, rather than the years of participation in the SISP excess. We reflect years of credited benefit service in the appropriate pension plan because the SISP excess provides a benefit that is based on benefits that would have been payable under the pension plans absent Internal Revenue Code limitations.

(5) Mr. Wells is not eligible to participate in our pension plan and does not participate in the SISP.

The amounts shown for the pension plan and SISP excess represent the actuarial present values of the executives' accumulated benefits accrued as of December 31, 2011, calculated using a 4.00%, 4.11%, and 4.07% discount rate for the SISP excess, MDU pension plan, and KR pension plan, respectively, the 2012 IRS Static Mortality Table for post-retirement mortality, and no recognition of future salary increases or pre-retirement mortality. The assumed retirement ages for these benefits was age 60 for Messrs. Schwartz and Harp. This is the earliest age at which the executives could begin receiving unreduced benefits. Retirement on December 31, 2011, was assumed for Messrs. Hildestad and Schneider, who were age 62 and 63, respectively, on that date. The amounts shown for the SISP I and SISP II were determined using a 4.00% discount rate and assume benefits commenced at age 65. The assumptions used to calculate Mr. Harp's additional retirement benefit are described below.

Pension Plans

Messrs. Hildestad, Schwartz, and Harp participate in the MDU Resources Group, Inc. Pension Plan for Non-Bargaining Unit Employees, which we refer to as the MDU pension plan. Mr. Schneider participates in the Knife River Corporation Salaried Employees' Pension Plan, which we refer to as the KR pension plan. Pension benefits under the pension plans are based on the participant's average annual salary over the 60 consecutive month period in which the participant received the highest annual salary during the participant's final 10 years of service. For this purpose, only a participant's salary is considered; incentives and other forms of compensation are not included. Benefits are determined by multiplying (1) the participant's years of credited service by (2) the sum of (a) the average annual salary up to the social security integration level times 1.1% and (b) the average annual salary over the social security integration level times 1.45%. The KR pension plan uses the same formula except that 1.2% and 1.6% are used instead of 1.1% and 1.45%. The maximum years of service recognized when determining benefits under the pension plans is 35. Pension plan benefits are not reduced for social security benefits.

Each of the pension plans was amended to cease benefit accruals as of December 31, 2009, meaning the normal retirement benefit will not change. The years of credited service in the table reflect the named executive officers' years of credited service as of December 31, 2009.

To receive unreduced retirement benefits under the MDU pension plan, participants must either remain employed until age 60 or elect to defer commencement of benefits until age 60. Under the KR pension plan, participants must remain employed until age 62 or elect to defer commencement of benefits until age 62 to receive unreduced benefits. Messrs. Hildestad and Schneider were eligible for unreduced retirement benefits under the MDU pension plan and KR pension plan, respectively, on December 31, 2011. Participants whose employment terminates between the ages of 55 and 60, with 5 years of service under the MDU pension plan are eligible for early retirement benefits. Early retirement benefits are determined by reducing the normal retirement benefit by 0.25% per month for each month before age 60 in the MDU pension plan. If a participant's employment terminates before age 55, the same reduction applies for each month the termination occurs before age 62, with the reduction capped at 21%. Mr. Harp is currently eligible for early retirement benefits.

Benefits for single participants under the pension plans are paid as straight life annuities and benefits for married participants are paid as actuarially reduced annuities with a survivor benefit for spouses, unless participants choose otherwise.

The Internal Revenue Code limits the amounts that may be paid under the pension plans and the amount of compensation that may be recognized when determining benefits. In 2009 when the pension plans were frozen, the maximum annual benefit payable under the pension plans was $195,000 and the maximum amount of compensation that could be recognized when determining benefits was $245,000.

Supplemental Income Security Plan

We also offer key managers and executives, including our named executive officers, except Mr. Wells, benefits under our nonqualified retirement plan, which we refer to as the Supplemental Income Security Plan or SISP. Benefits under the SISP consist of:

- a supplemental retirement benefit intended to augment the retirement income provided under the pension plans – we refer to this benefit as the regular SISP benefit
- an excess retirement benefit relating to Internal Revenue Code limitations on retirement benefits provided under the pension plans – we refer to this benefit as the SISP excess benefit, and
- death benefits – we refer to these benefits as the SISP death benefit.

SISP benefits are forfeited if the participant's employment is terminated for cause.

Regular SISP Benefits and Death Benefits

Regular SISP benefits and death benefits are determined by reference to one of two schedules attached to the SISP – the original schedule or the amended schedule. Our compensation committee, after receiving recommendations from our chief executive officer, determines the level at which participants are placed in the schedules. A participant's placement is generally, but not always, determined by reference to the participant's annual base salary. Benefit levels in the amended schedule, which became effective on January 1, 2010, are 20% lower than the benefit levels in the original schedule. The amended schedule applies to new participants and participants who receive a benefit level increase on or after January 1, 2010. None of the named executive officers have received a benefit level increase since the amended schedule became effective.

Participants can elect to receive (1) the regular SISP benefit only, (2) the SISP death benefit only, or (3) a combination of both. Regardless of the participant's election, if the participant dies before the regular SISP benefit would commence, only the SISP death benefit is provided. If the participant elects to receive both a regular SISP benefit and a SISP death benefit, each of the benefits is reduced proportionately.

The regular SISP benefits reflected in the table above are based on the assumption that the participant elects to receive only the regular SISP benefit. The present values of the SISP death benefits that would be provided if the named executive officers had died on December 31, 2011, prior to the commencement of regular SISP benefits, are reflected in the table that appears in the section entitled "Potential Payments upon Termination or Change of Control."

Regular SISP benefits that were vested as of December 31, 2004, and were thereby grandfathered under Section 409A of the Internal Revenue Code remain subject to SISP provisions then in effect, which we refer to as SISP I benefits. Regular SISP benefits that are subject to Section 409A of the Internal Revenue Code, which we refer to as SISP II benefits, are governed by amended provisions intended to comply with Section 409A. Participants generally have more discretion with respect to the distributions of their SISP I benefits.

The time and manner in which the regular SISP benefits are paid depend on a variety of factors, including the time and form of benefit elected by the participant and whether the benefits are SISP I or SISP II benefits. Unless the participant elects otherwise, the SISP I benefits are paid over 180 months, with benefits commencing when the participant attains age 65 or, if later, when the participant retires. The SISP II benefits commence when the participant attains age 65 or, if later, when the participant retires, subject to a six-month delay if the participant is subject to the provisions of Section 409A of the Internal Revenue Code that require delayed commencement of these types of retirement benefits. The SISP II benefits are paid over 180 months or, if commencement of payments is delayed for six months, 173 months. If the commencement of benefits is delayed for six months, the first payment includes the payments that would have been paid during the six-month period plus interest equal to one-half of the annual prime interest rate on the participant's last date of employment. If the participant dies after the regular SISP benefits have begun but before receipt of all of the regular SISP benefits, the remaining payments are made to the participant's designated beneficiary.

Rather than receiving their regular SISP I benefits in equal monthly installments over 15 years commencing at age 65, participants can elect a different form and time of commencement of their SISP I benefits. Participants can elect to defer commencement of the regular SISP I benefits. If this is elected, the participant retains the right to receive a monthly SISP death benefit if death occurs prior to the commencement of the regular SISP I benefit.

Participants also can elect to receive their SISP I benefits in one of three actuarially equivalent forms – a life annuity, 100% joint and survivor annuity, or a joint and two-thirds joint and survivor annuity, provided that the cost of providing these actuarial equivalent forms of benefits does not exceed the cost of providing the normal form of benefit. Neither the election to receive an actuarial equivalent benefit nor the administrator's right to pay the regular SISP benefit in the form of an actuarially equivalent lump sum are available with respect to SISP II benefits.

To promote retention, the regular SISP benefits are subject to the following 10-year vesting schedule:

- 0% vesting for less than 3 years of participation
- 20% vesting for 3 years of participation
- 40% vesting for 4 years of participation, and
- an additional 10% vesting for each additional year of participation up to 100% vesting for 10 years of participation.

There is an additional vesting requirement on benefit level increases for the regular SISP benefit granted on or after January 1, 2010. The requirement applies only to the increased benefit level. The increased benefit vests after the later of three additional years of participation in the SISP or the end of the regular vesting schedule described above. The additional three-year vesting requirement for benefit level increases is pro-rated for participants who are officers, attain age 65, and, pursuant to the company's bylaws, are required to retire prior to the end of the additional vesting period as follows:

- 33% of the increase vests for participants required to retire at least one year but less than two years after the increase is granted, and
- 66% of the increase vests for participants required to retire at least two years but less than three years after the increase is granted.

The benefit level increases of participants who attain age 65 and are required to retire pursuant to the company's bylaws will be further reduced to the extent the participants are not fully vested in their regular SISP benefit under the 10-year vesting schedule described above. The additional vesting period associated with a benefit level increase may be waived by the compensation committee.

SISP death benefits become fully vested if the participant dies while actively employed. Otherwise, the SISP death benefits are subject to the same vesting schedules as the regular SISP benefits.

The SISP also provides that if a participant becomes totally disabled, the participant will continue to receive credit for up to two additional years under the SISP as long as the participant is totally disabled during such time. Since the named executive officers other than Messrs. Schwartz and Harp are fully vested in their SISP benefits, this would not result in any incremental benefit for the named executive officers other than Messrs. Schwartz and Harp. The present value of these two additional years of service for Messrs. Schwartz and Harp are reflected in the table in "Potential Payments upon Termination or Change of Control" below.

SISP Excess Benefits

SISP excess benefits are equal to the difference between (1) the monthly retirement benefits that would have been payable to the participant under the pension plans absent the limitations under the Internal Revenue Code and (2) the actual benefits payable to the participant under the pension plans. Participants are only eligible for the SISP excess benefits if (1) the participant is fully vested under the pension plan, (2) the participant's employment terminates prior to age 65, and (3) benefits under the pension plan are reduced due to limitations under the Internal Revenue Code on plan compensation. Effective January 1, 2005, participants who were not then vested in the SISP excess benefits were also required to remain actively employed by the company until age 60. In 2009, the plan was amended to limit eligibility for the SISP excess benefit to current SISP participants (1) who were already vested in the SISP excess benefit or (2) who would become vested in the SISP excess benefits if they remain employed with the company until age 60. The plan was further amended to freeze the SISP excess benefits to a maximum of the benefit level payable based on the participant's years of service and compensation level as of December 31, 2009. Messrs. Hildestad and Schneider would be entitled to the SISP excess benefit if they were to terminate employment prior to age 65. Mr. Harp must remain employed until age 60 to become entitled to his SISP excess benefit. Messrs. Schwartz and Wells are not eligible for this benefit.

Benefits generally commence six months after the participant's employment terminates and continue to age 65 or until the death of the participant, if prior to age 65. If a participant who dies prior to age 65 elected a joint and survivor benefit, the survivor's SISP excess benefit is paid until the date the participant would have attained age 65.

Mr. Harp's Additional Retirement Benefit

To encourage Mr. Harp to remain with the company, on November 16, 2006, upon recommendation of our chief executive officer and the compensation committee, our board of directors approved an additional retirement benefit for Mr. Harp. The benefit provides for Mr. Harp to receive payments that represent the equivalent of an additional three years of service under the pension plan, SISP excess, and SISP II. The additional three years of service recognize Mr. Harp's previous employment with a subsidiary of the company. To calculate payments Mr. Harp could receive due to his additional retirement benefit, we applied the additional years of service to each of the retirement arrangements and assumed he remained employed until age 60, for purposes of calculating the additional benefit under the pension plan and SISP excess, and age 65, for purposes of calculating the additional benefit under the SISP II. Since the pension plan and SISP excess were frozen as of December 31, 2009, no additional accruals will be recognized. Because we calculate the amounts shown in the table based on an assumption that the named executive officers are 100% vested in their SISP benefits, the additional years of service provided by the agreement would not increase his SISP II benefit reflected in the table. Consequently, the additional retirement benefit amount shown in the table does not include any additional benefit attributable to the SISP II. If Mr. Harp were to retire before achieving 10 years of service and becoming fully vested in his SISP II benefit, the additional years of service provided by the additional retirement benefit would increase his vesting percentage under the SISP II and, therefore, would increase his benefits under the SISP II. For a description of the payments that could be provided under the additional retirement benefit if Mr. Harp's employment were to be terminated on December 31, 2011, refer to the table and related notes in "Potential Payment upon Termination or Change of Control" below.

Nonqualified Deferred Compensation for 2011

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Earnings in Aggregate Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Terry D. Hildestad	–	–	52,968	–	948,527
Doran N. Schwartz	–	–	–	–	–
John G. Harp	–	–	–	–	–
J. Kent Wells	–	–	–	–	–
William E. Schneider	37,805	–	86,836	–	1,559,891(1)

(1) Includes $392,000 which was reported in the Summary Compensation Table for 2006 in column (g) and $37,805 which is reported for 2010 in column (g) of the Summary Compensation Table in this proxy statement.

Participants in the executive incentive compensation plans may elect to defer up to 100% of their annual incentive awards. Deferred amounts accrue interest at a rate determined annually by the compensation committee. The interest rate in effect for 2011 was 5.76% or the "Moody's Rate," which is the average of (i) the number that results from adding the daily Moody's U.S. Long-Term Corporate Bond Yield Average for "A" rated companies as of the last day of each month for the 12-month period ending October 31 and dividing by 12 and (ii) the number that results from adding the daily Moody's U.S. Long-Term Corporate Bond Yield Average for "BBB" rated companies as of the last day of each month for the 12-month period ending October 31 and dividing by 12. The deferred amount will be paid in accordance with the participant's election, following termination of employment or beginning in the fifth year following the year the award was granted. The amounts will be paid in accordance with the participant's election in a lump sum or in monthly installments not to exceed 120 months. In the event of a change of control, all amounts become immediately payable.

A change of control is defined as:

- an acquisition during a 12-month period of 30% or more of the total voting power of our stock
- an acquisition of our stock that, together with stock already held by the acquirer, constitutes more than 50% of the total fair market value or total voting power of our stock
- replacement of a majority of the members of our board of directors during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors or
- acquisition of our assets having a gross fair market value at least equal to 40% of the total gross fair market value of all of our assets.

Potential Payments upon Termination or Change of Control

The following tables show the payments and benefits our named executive officers would receive in connection with a variety of employment termination scenarios and upon a change of control. For the named executive officers, the information assumes the terminations and the change of control occurred on December 31, 2011. All of the payments and benefits described below would be provided by the company or its subsidiaries.

The tables exclude compensation and benefits provided under plans or arrangements that do not discriminate in favor of the named executive officers and that are generally available to all salaried employees, such as benefits under our qualified defined benefit pension plan, accrued vacation pay, continuation of health care benefits, and life insurance benefits. The tables also do not include the named executive officers' benefits under our nonqualified deferred compensation plans, which are reported in the Nonqualified Deferred Compensation for 2011 table. See the Pension Benefits for 2011 table and the Nonqualified Deferred Compensation for 2011 table, and accompanying narratives, for a description of the named executive officers' accumulated benefits under our qualified defined benefit pension plans and our nonqualified deferred compensation plans.

We provide disability benefits to some of our salaried employees equal to 60% of their base salary, subject to a cap on the amount of base salary taken into account when calculating benefits. For officers, the limit on base salary is $200,000. For other salaried employees, the limit is $100,000. For all salaried employees, disability payments continue until age 65 if disability occurs at or before age 60 and for 5 years if disability occurs between the ages of 60 and 65. Disability benefits are reduced for amounts paid as retirement benefits. The amounts in the tables reflect the present value of the disability benefits attributable to the additional $100,000 of base salary recognized for executives under our disability program, subject to the 60% limitation, after reduction for amounts that would be paid as retirement benefits. As the tables reflect, with the exception of Messrs. Schwartz and Harp, the reduction for amounts paid as retirement benefits would eliminate disability benefits assuming a termination of employment on December 31, 2011. The table for Mr. Wells does not reflect a disability benefit as he had not exhausted the eligibility waiting period of one year as of December 31, 2011.

According to the terms of Mr. Wells' letter agreement, we agreed to pay Mr. Wells a guaranteed minimum payment of 100% of target of his annual incentive award under the WBI Holdings, Inc. Executive Incentive Compensation Plan, prorated to reflect his May 2, 2011 hire date. In addition, if Mr. Wells' employment had ended before January 2, 2012, due to a change of control, as defined in Section 409A of the Internal Revenue Code of 1986, as amended, we agreed to pay Mr. Wells' additional annual incentive of $1.85 million in full if the performance goal was met.

Upon a change of control, share-based awards granted under our Long-Term Performance-Based Incentive Plan vest and non-share-based awards are paid in cash. All performance share awards for Messrs. Hildestad, Schwartz, Harp, and Schneider and the annual incentives for Messrs. Hildestad, Harp, Wells, and Schneider, which were awarded under the Long-Term Performance-Based Incentive Plan, would vest at their target levels. For this purpose, the term "change of control" is defined as:

- the acquisition by an individual, entity, or group of 20% or more of our outstanding common stock
- a change in a majority of our board of directors since April 22, 1997, without the approval of a majority of the board members as of April 22, 1997, or whose election was approved by such board members
- consummation of a merger or similar transaction or sale of all or substantially all of our assets, unless our stockholders immediately prior to the transaction beneficially own more than 60% of the outstanding common stock and voting power of the resulting corporation in substantially the same proportions as before the merger, no person owns 20% or more of the resulting corporation's outstanding common stock or voting power except for any such ownership that existed before the merger and at least a majority of the board of the resulting corporation is comprised of our directors or
- stockholder approval of our liquidation or dissolution.

Performance share awards will be forfeited if the participant's employment terminates for any reason before the participant has reached age 55 and completed 10 years of service. Performance shares and related dividend equivalents for those participants whose employment is terminated other than for cause after the participant has reached age 55 and completed 10 years of service will be prorated as follows:

- if the termination of employment occurs during the first year of the performance period, the shares are forfeited
- if the termination of employment occurs during the second year of the performance period, the executive receives a prorated portion of any performance shares earned based on the number of months employed during the performance period and
- if the termination of employment occurs during the third year of the performance period, the executive receives the full amount of any performance shares earned.

Of the named executive officers with performance share awards, only Mr. Schwartz had not satisfied this requirement as of December 31, 2011. Accordingly, if a December 31, 2011 termination other than for cause without a change of control is assumed, the named executive officers' 2011-2013 performance share awards would be forfeited, any amounts earned under the 2010-2012 performance share awards for Messrs. Hildestad, Harp, and Schneider would be reduced by one-third and such award for Mr. Schwartz would be forfeited, and any amounts earned under the 2009-2011 performance share awards for Messrs. Hildestad, Harp, and Schneider would not be reduced and the award for Mr. Schwartz would be forfeited. The number of performance shares earned following a termination depends on actual performance through the full performance period. As actual performance for the 2009-2011 performance share awards has been determined, the amounts for these awards in the event of a termination without a change of control were based on actual performance, which resulted in vesting of 0% of the target award. For the 2010-2012 performance share awards, because we do not know what actual performance through the entire performance period will be, we have assumed target performance will be achieved and, therefore, show two-thirds of the target award. No amounts are shown for the 2011-2013 performance share awards because such awards would be forfeited. Although vesting would only occur after completion of the performance period, the amounts shown in the tables were not reduced to reflect the present value of the performance shares that could vest. Dividend equivalents attributable to earned performance shares would also be paid. Dividend equivalents accrued through December 31, 2011, are included in the amounts shown.

The value of the vesting of performance shares shown in the tables was determined by multiplying the number of performance shares that would vest due to termination or a change of control by the closing price of our stock on December 31, 2011.

Except for Messrs. Hildestad and Wells, we also have change of control employment agreements with our named executive officers and other executives, which provide certain protections to the executives in the event there is a change of control of the company. Mr. Hildestad requested that his change of control employment agreement be terminated in June 2010. The compensation committee notified other executives with change of control employment agreements that their agreements would not be extended beyond their current expiration dates.

For these purposes, we define "change of control" as:

- the acquisition by an individual, entity, or group of 20% or more of our outstanding common stock
- a change in a majority of our board of directors since the date of the agreement without the approval of a majority of the board members as of the date of the agreement or whose election was approved by such board members
- consummation of a merger of similar transaction or sale of all or substantially all of our assets, unless our stockholders immediately prior to the transaction beneficially own more than 60% of the outstanding common stock and voting power of the resulting corporation in substantially the same proportions as before the merger, no person owns 20% or more of the resulting corporation's outstanding common stock or voting power except for any such ownership that existed before the merger and at least a majority of the board of the resulting corporation is comprised of our directors or
- stockholder approval of our liquidation or dissolution.

If a change of control occurs, the agreements provide for a three-year employment period from the date of the change of control, during which the named executive officer is entitled to receive:

- a base salary of not less than twelve times the highest monthly salary paid within the preceding twelve months
- annual incentive opportunity of not less than the highest annual incentive paid in any of the three years before the change of control
- participation in our incentive, savings, retirement, and welfare benefit plans
- reasonable vehicle allowance, home office allowance, and subsidized annual physical examinations and
- office and support staff, vacation, and expense reimbursement consistent with such benefits as they were provided before the change of control.

Assuming a change of control occurred on December 31, 2011, the guaranteed minimum level of base salary provided over the three-year employment period would not result in an increase in any of the named executive officers' base salaries. The minimum annual incentive opportunities Messrs. Schwartz, Harp, and Schneider would be eligible to earn over the three-year employment period would be $543,780, $1,316,250, and $1,744,860, respectively. The agreements also provide that severance payments and benefits will be provided:

- if we terminate the named executive officer's employment during the employment period, other than for cause or disability, or
- the named executive officer resigns for good reason.

"Cause" means the named executive officer's willful and continued failure to substantially perform his duties or willfully engaging in illegal conduct or gross misconduct materially injurious to the company. "Good reason" includes:

- a material diminution of the named executive officer's authority, duties, or responsibilities
- a material change in the named executive officer's work location and
- our material breach of the agreement.

In such event, the named executive officer would receive:

- accrued but unpaid base salary and accrued but unused vacation
- a lump sum payment equal to three times his (a) annual salary using the higher of the then current annual salary or twelve times the highest monthly salary paid within the twelve months before the change of control and (b) annual incentive using the highest annual incentive paid in any of the three years before the change of control or, if higher, the annual incentive for the most recently completed fiscal year
- a pro-rated annual incentive for the year of termination
- an amount equal to the actuarial equivalent of the additional benefit the named executive officer would receive under the SISP and any other supplemental or excess retirement plan if employment continued for an additional three years
- outplacement benefits and
- a payment equal to any federal excise tax on excess parachute payments if the total parachute payments exceed 110% of the safe harbor amount for that tax. If this 110% threshold is not exceeded, the named executive officer's payments and benefits would be reduced to avoid the tax. The named executive officers are not reimbursed for any taxes imposed on this tax reimbursement payment.

This description of severance payments and benefits reflects the terms of the agreements as in effect on December 31, 2011.

The compensation committee may also consider providing severance benefits on a case-by-case basis for employment terminations not related to a change of control. The compensation committee adopted a checklist of factors in February 2005 to consider when determining whether any such severance benefits should be paid. The tables do not reflect any such severance benefits, as these benefits are made in the discretion of the committee on a case-by-case basis and it is not possible to estimate the severance benefits, if any, that would be paid.

Terry D. Hildestad

Executive Benefits and Payments Upon Termination or Change of Control	Voluntary Termination ($)	Not for Cause Termination ($)	For Cause Termination ($)	Death ($)	Disability ($)	Change of Control (With Termination) ($)	Change of Control (Without Termination) ($)
Compensation:							
Short-term Incentive(1)						750,000	750,000
2009-2011 Performance Shares						1,281,374	1,281,374
2010-2012 Performance Shares	723,587	723,587		723,587	723,587	1,085,380	1,085,380
2011-2013 Performance Shares						1,199,584	1,199,584
Benefits and Perquisites:							
Regular SISP(2)	5,242,870	5,242,870			5,242,870	5,242,870	
Excess SISP(3)	552,948	552,948			552,948	552,948	
SISP Death Benefits(4)				11,586,607			
Total	**6,519,405**	**6,519,405**		**12,310,194**	**6,519,405**	**10,112,156**	**4,316,338**

(1) Represents the target 2011 annual incentive, which would be deemed earned upon change of control under the Long-Term Performance-Based Incentive Plan.

(2) Represents the present value of Mr. Hildestad's vested regular SISP benefit as of December 31, 2011, which was $42,710 per month for 15 years, commencing at age 65. Present value was determined using a 4.00% discount rate. The terms of the regular SISP benefit are described following the Pension Benefits for 2011 table.

(3) Represents the present value of all excess SISP benefits Mr. Hildestad would be entitled to upon termination of employment under the SISP. Present value was determined using a 4.00% discount rate. The terms of the excess SISP benefit are described following the Pension Benefits for 2011 table.

(4) Represents the present value of 180 monthly payments of $85,420 per month, which would be paid as a SISP death benefit under the SISP. Present value was determined using a 4.00% discount rate. The terms of the SISP death benefit are described following the Pension Benefits for 2011 table.

Doran N. Schwartz

Executive Benefits and Payments Upon Termination or Change of Control	Voluntary Termination ($)	Not for Cause Termination ($)	For Cause Termination ($)	Death ($)	Disability ($)	Not for Cause or Good Reason Termination Following Change of Control ($)	Change of Control (Without Termination) ($)
Compensation:							
Base Salary						819,000	
Short-term Incentive(1)						725,040	
2009-2011 Performance Shares						114,689	114,689
2010-2012 Performance Shares						188,120	188,120
2011-2013 Performance Shares						218,319	218,319
Benefits and Perquisites:							
Regular SISP	160,738(2)	160,738(2)			241,107(3)	281,292(4)	
SISP Death Benefits(5)				1,980,385			
Disability Benefits(6)					842,408		
Outplacement Services						50,000	
280G Tax(7)						417,848	
Total	**160,738**	**160,738**		**1,980,385**	**1,083,515**	**2,814,308**	**521,128**

(1) Includes the prorated annual incentive for the year of termination, which is the full annual incentive since we assume termination occurred on December 31, 2011, and the additional severance payment of three times the annual incentive. For each of these, we used the higher of (1) the annual incentive earned in 2011 or (2) the highest annual incentive paid in 2009, 2010, and 2011.

(2) Represents the present value of Mr. Schwartz's vested regular SISP benefit as of December 31, 2011, which was $2,920 per month for 15 years, commencing at age 65. Present value was determined using a 4.00% discount rate. The terms of the regular SISP benefit are described following the Pension Benefits for 2011 table.

(3) Represents the present value of Mr. Schwartz's vested SISP benefit described in footnote 2, adjusted to reflect the increase in the present value of his regular SISP benefit that would result from an additional two years of vesting under the SISP. Present value was determined using a 4.00% discount rate.

(4) Represents the payment that would be made under Mr. Schwartz's change of control agreement based on the increase in the actuarial present value of his regular SISP benefit that would result if he continued employment for an additional three years.

(5) Represents the present value of 180 monthly payments of $14,600 per month, which would be paid as a SISP death benefit under the SISP. Present value was determined using a 4.00% discount rate. The terms of the SISP death benefit are described following the Pension Benefits for 2011 table.

(6) Represents the present value of the disability benefit after reduction for amounts that would be paid as retirement benefits. Present value was determined using a 4.11% discount rate.

(7) Determined applying the Internal Revenue Code Section 4999 excise tax of 20% only if 110% threshold is exceeded.

John G. Harp

Executive Benefits and Payments Upon Termination or Change of Control	Voluntary Termination ($)	Not for Cause Termination ($)	For Cause Termination ($)	Death ($)	Disability ($)	Not for Cause or Good Reason Termination Following Change of Control ($)	Change of Control (Without Termination) ($)
Compensation:							
Base Salary						1,350,000	
Short-term Incentive						1,755,000(1)	292,500(2)
2009-2011 Performance Shares						461,280	461,280
2010-2012 Performance Shares	260,488	260,488		260,488	260,488	390,731	390,731
2011-2013 Performance Shares						431,840	431,840
Benefits and Perquisites:							
Incremental Pension(3)	136,432	136,432			136,432	136,432	
Regular SISP	2,215,163(4)	2,215,163(4)			2,461,292(5)	2,461,292(6)	
SISP Death Benefits(7)				6,198,875			
Disability Benefits(8)					178,455		
Outplacement Services						50,000	
280G Tax(9)						718,845	
Total	**2,612,083**	**2,612,083**		**6,459,363**	**3,036,667**	**7,755,420**	**1,576,351**

(1) Includes the prorated annual incentive for the year of termination, which is the full annual incentive since we assume termination occurred on December 31, 2011, and the additional severance payment of three times the annual incentive. For each of these, we used the higher of (1) the annual incentive earned in 2011 or (2) the highest annual incentive paid in 2009, 2010, and 2011.

(2) Represents the target 2011 annual incentive, which would be deemed earned upon change of control under the Long-Term Performance-Based Incentive Plan.

(3) Represents the equivalent of three additional years of service that would be provided under the Harp additional retirement benefit described following the Pension Benefits for 2011 table. Present value was determined using a 4.11% discount rate.

(4) Represents the present value of Mr. Harp's vested regular SISP benefit as of December 31, 2011, which was $20,565 per month for 15 years, commencing at age 65. Present value was determined using a 4.00% discount rate. The terms of the regular SISP benefit are described following the Pension Benefits for 2011 table. Also includes the additional benefit attributable to three additional years of service that would be provided under the retirement benefit agreement described following the Pension Benefits for 2011 table.

(5) Represents the present value of Mr. Harp's vested SISP benefit described in footnote 4, adjusted to reflect the increase in the present value of his regular SISP benefit that would result from an additional two years of vesting under the SISP. Present value was determined using a 4.00% discount rate.

(6) Represents the present value of Mr. Harp's vested SISP benefit described in footnote 4, adjusted to reflect the increase in the present value of his regular SISP benefit that would result if he continued employment for an additional three years. Present value was determined using a 4.00% discount rate.

(7) Represents the present value of 180 monthly payments of $45,700 per month, which would be paid as a SISP death benefit under the SISP. Present value was determined using a 4.00% discount rate. The terms of the SISP death benefit are described following the Pension Benefits for 2011 table.

(8) Represents the present value of the disability benefit after reduction for amounts that would be paid as retirement benefits. Present value was determined using a 4.11% discount rate.

(9) Determined applying the Internal Revenue Code Section 4999 excise tax of 20% only if 110% threshold is exceeded.

J. Kent Wells

Executive Benefits and Payments Upon Termination or Change of Control	Voluntary Termination ($)	Not for Cause Termination ($)	For Cause Termination ($)	Death ($)	Disability ($)	Change of Control (With Termination) ($)	Change of Control (Without Termination) ($)
Compensation:							
Short-term Incentive(1)	366,685	366,685	366,685	366,685	366,685	366,685	366,685
Additional 2011 Annual Incentive		1,850,000(2)	1,850,000(2)	1,850,000(2)	1,850,000(2)	1,850,000(3)	1,850,000(4)
Total	**366,685**	**2,216,685**	**2,216,685**	**2,216,685**	**2,216,685**	**2,216,685**	**2,216,685**

(1) Represents the guaranteed minimum annual incentive payment of 100% of target for 2011, prorated to reflect Mr. Wells' May 2, 2011 hire date.

(2) Mr. Wells was eligible to receive payment of his 2011 additional annual incentive if he did not resign from Fidelity Exploration & Production Company before January 2, 2012, and the goal was met.

(3) Mr. Wells would receive payment of his 2011 additional annual incentive if Fidelity Exploration & Production Company's cash flow from operations for 2011 exceeded $132.0 million and his employment ended for any reason before January 2, 2012, due to a change in control of MDU Resources Group, Inc.

(4) Represents the 2011 additional annual incentive, which would be deemed earned upon a change of control under the Long-Term Performance-Based Incentive Plan.

William E. Schneider

Executive Benefits and Payments Upon Termination or Change of Control	Voluntary Termination ($)	Not for Cause Termination ($)	For Cause Termination ($)	Death ($)	Disability ($)	Not for Cause or Good Reason Termination Following Change of Control ($)	Change of Control (Without Termination) ($)
Compensation:							
Base Salary						1,342,200	
Short-term Incentive						2,326,480(1)	290,810(2)
2009-2011 Performance Shares						458,615	458,615
2010-2012 Performance Shares	258,986	258,986		258,986	258,986	388,479	388,479
2011-2013 Performance Shares						429,341	429,341
Benefits and Perquisites:							
Regular SISP(3)	2,919,232	2,919,232			2,919,232	2,919,232	
Excess SISP	46,259(4)	46,259(4)			46,259(4)	46,259(5)	
SISP Death Benefits(6)				6,198,875			
Outplacement Services						50,000	
280G Tax(7)						784,127	
Total	**3,224,477**	**3,224,477**		**6,457,861**	**3,224,477**	**8,744,733**	**1,567,245**

(1) Includes the prorated annual incentive for the year of termination, which is the full annual incentive since we assume termination occurred on December 31, 2011, and the additional severance payment of three times the annual incentive. For each of these, we used the higher of (1) the annual incentive earned in 2011 or (2) the highest annual incentive paid in 2009, 2010, and 2011.

(2) Represents the target 2011 annual incentive, which would be deemed earned upon change of control under the Long-Term Performance-Based Incentive Plan.

(3) Represents the present value of Mr. Schneider's vested regular SISP benefit as of December 31, 2011, which was $22,850 per month for 15 years, commencing at age 65. Present value was determined using a 4.00% discount rate. The terms of the regular SISP benefit are described following the Pension Benefits for 2011 table. The three additional years of vesting credit assumed for purposes of calculating the additional SISP benefit under Mr. Schneider's change of control agreement would not increase the actuarial present value of his SISP amount.

(4) Represents the present value of all excess SISP benefits Mr. Schneider would be entitled to upon termination of employment under the SISP. Present value was determined using a 4.00% discount rate. The terms of the excess SISP benefit are described following the Pension Benefits for 2011 table.

(5) Represents the present value of all excess SISP benefits Mr. Schneider would be entitled to, calculated with the assumption of three additional years of employment, as provided under Mr. Schneider's change of control agreement. Present value was determined using a 4.00% discount rate. The terms of the excess SISP benefit are described following the Pension Benefits for 2011 table.

(6) Represents the present value of 180 monthly payments of $45,700 per month, which would be paid as a SISP death benefit under the SISP. Present value was determined using a 4.00% discount rate. The terms of the SISP death benefit are described following the Pension Benefits for 2011 table.

(7) Determined applying the Internal Revenue Code Section 4999 excise tax of 20% only if 110% threshold is exceeded.

Director Compensation for 2011

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)(1)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)(2)	Total ($) (h)
Thomas Everist	62,917	110,000	–(3)	–	–	174	173,091
Karen B. Fagg	62,917	110,000	–	–	–	174	173,091
A. Bart Holaday	55,000(4)	110,000	–	–	–	174	165,174
Dennis W. Johnson	67,917	110,000	–	–	–	174	178,091
Thomas C. Knudson	55,000	110,000	–	–	–	674	165,674
Richard H. Lewis	55,000	110,000	–	–	–	174	165,174
Patricia L. Moss	55,000(5)	110,000	–	–	–	174	165,174
Harry J. Pearce	130,000	110,000	–	–	–	174	240,174
John K. Wilson	55,000(6)	110,000	–	–	–	174	165,174

(1) This column reflects the aggregate grant date fair value of 5,450 shares of MDU Resources Group, Inc. stock purchased for our non-employee directors measured in accordance with Financial Accounting Standards Board generally accepted accounting principles for stock based compensation in FASB Accounting Standards Codification Topic 718. The grant date fair value is based on the purchase price of our common stock on the grant date on November 21, 2011, which was $20.181. The $14 in cash paid to each director for the fractional shares is included in the amounts reported in column (c) to this table.

(2) Group life insurance premium of $174 and a matching charitable contribution of $500 for Mr. Knudson.

(3) Mr. Everist had 6,750 stock options outstanding as of December 31, 2011.

(4) Includes $14,997 that Mr. Holaday received in our common stock in lieu of cash.

(5) Includes $54,983 that Ms. Moss received in our common stock in lieu of cash.

(6) Includes $54,983 that Mr. Wilson received in our common stock in lieu of cash.

Effective June 1, 2011, the board approved changes to the MDU Resources Group, Inc. Directors' Compensation Policy. The following table shows the cash and stock retainers payable to our non-employee directors.

	Effective June 1, 2011	Prior to June 1, 2011
Base Retainer	$55,000	$55,000
Additional Retainers:		
Non-Executive Chairman	75,000	75,000
Lead Director, if any	33,000	33,000
Audit Committee Chairman	15,000	10,000
Compensation Committee Chairman	10,000	5,000
Nominating and Governance Committee Chairman	10,000	5,000
Annual Stock Grant(1)	110,000	4,050 shares

(1) Effective for 2011, the annual stock grant was changed from a fixed number of shares to a grant of shares equal in value to $110,000.

There are no meeting fees.

In addition to liability insurance, we maintain group life insurance in the amount of $100,000 on each non-employee director for the benefit of each director's beneficiaries during the time each director serves on the board. The annual cost per director is $174.

Directors may defer all or any portion of the annual cash retainer and any other cash compensation paid for service as a director pursuant to the Deferred Compensation Plan for Directors. Deferred amounts are held as phantom stock with dividend accruals and are paid out in cash over a five-year period after the director leaves the board.

Directors are reimbursed for all reasonable travel expenses including spousal expenses in connection with attendance at meetings of the board and its committees. All amounts together with any other perquisites were below the disclosure threshold for 2011.

Our post-retirement income plan for directors was terminated in May 2001 for current and future directors. The net present value of each director's benefit was calculated and converted into phantom stock. Payment is deferred pursuant to the Deferred Compensation Plan for Directors and will be made in cash over a five-year period after the director's retirement from the board.

The board revised our stock ownership policy for directors in November 2010. Each director is required, rather than expected, to own our common stock equal in value to five times the director's base retainer. Shares acquired through purchases on the open market and participation in our director stock plans will be considered in ownership calculations as will ownership of our common stock by a spouse. A director is allowed five years commencing January 1 of the year following the year of that director's initial election to the board to meet the requirements. The level of common stock ownership is monitored with an annual report made to the compensation committee of the board. For stock ownership, please see "Security Ownership."

In our Director Compensation Policy, we prohibit our directors from hedging their ownership of company common stock. Directors may not enter into transactions that allow the director to benefit from devaluation of our stock or otherwise own stock technically but without the full benefits and risks of such ownership.

Narrative Disclosure of our Compensation Policies and Practices as They Relate to Risk Management

Senior management has conducted an assessment of the risks arising from our compensation policies and practices for all employees and concluded that none of these risks is reasonably likely to have a material adverse effect on the company. After review and discussion with senior management, the compensation committee concurred with this assessment.

As part of its assessment of the risks arising from our compensation policies and practices for all employees, senior management identified the principal areas of risk faced by the company that may be affected by our compensation policies and practices for all employees, including any risks resulting from our operating businesses' compensation policies and practices. In assessing the risks arising from our compensation policies and practices, senior management identified the following practices as factors that serve to mitigate any risks arising from our compensation plans and programs:

Business management and governance practices

- hedging on oil and gas production to reduce commodity price volatility
- board of director oversight on capital expenditure and operating plans that promotes careful consideration of financial assumptions
- limitation on business acquisitions without board of director approval
- employee integrity training programs and anonymous reporting systems
- quarterly risk assessment reports at audit committee meetings and
- prohibition on hedging of company stock by Section 16 officers and directors.

Compensation practices

- active compensation committee review of executive compensation, including comparison of executive compensation to total stockholder return ratio to the ratio for the performance graph peer group (PEER Analysis)
- the initial determination of a position's salary grade to be at or near the 50th percentile of base salaries paid to similar positions at peer group companies and/or relevant industry companies
- consideration of peer group and/or relevant industry practices to establish appropriate compensation target amounts
- a balanced compensation mix of fixed salary and annual or long-term incentives tied to our financial performance
- use of interpolation for annual and long-term incentive awards to avoid payout cliffs
- negative discretion to adjust any annual or long-term incentive award downward
- use of caps on annual incentive awards and stock granted under long-term incentive awards (200% of target)
- discretionary clawbacks on incentive payments in the event of a financial restatement
- use of performance shares, rather than stock options or stock appreciation rights, as equity component of incentive compensation
- use of performance shares with a relative, rather than an absolute, total stockholder return performance goal and mandatory reduction in award if total stockholder return is negative
- use of three-year performance periods to discourage short-term risk-taking

- substantive incentive goals measured by return on invested capital and earnings per share criteria, which encourage balanced performance and are important to stockholders
- use of financial performance metrics that are readily monitored and reviewed
- regular review of the appropriateness of the companies in the performance graph peer group
- stock ownership requirements for executives participating in the MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan and for the board of directors
- mandatory holding periods for 50% of any net after-tax shares earned under long-term incentive awards granted in 2011 and thereafter and
- use of independent consultants in establishing pay targets at least biennially.

INFORMATION CONCERNING EXECUTIVE OFFICERS

At the first annual meeting of the board after the annual meeting of stockholders, our board of directors elects our executive officers, who serve until their successors are chosen and qualify. A majority of our board of directors may remove any executive officer at any time. Information concerning our executive officers, including their ages, present corporate positions, and business experience, is as follows:

Name	Age	Present Corporate Position and Business Experience
Terry D. Hildestad	62	President and Chief Executive Officer. For information about Mr. Hildestad, see "Election of Directors."
Steven L. Bietz	53	Mr. Bietz was elected president and chief executive officer of WBI Holdings, Inc. effective March 4, 2006; president effective January 2, 2006; executive vice president and chief operating officer effective September 1, 2002; vice president-administration and chief accounting officer effective November 3, 1999; vice president-administration effective February 1997; and controller effective January 1994.
William R. Connors	50	Mr. Connors was elected vice president–renewable resources of MDU Resources Group, Inc., effective September 1, 2008. Prior to that, he was vice president-business development of Cascade Natural Gas Corporation effective November 2007; vice president-origination, contracts & regulatory of Centennial Energy Resources, LLC, effective January 2007; vice president-origination, contracts & regulatory of Centennial Power, Inc., effective July 2005; and, was first employed as vice president-contracts & regulatory of Centennial Power, Inc., effective July 2004. Prior to that Mr. Connors was of counsel to Miller Nash, LLP, a law firm in Seattle, Washington.
Mark A. Del Vecchio	52	Mr. Del Vecchio was elected vice president–human resources on October 1, 2007. From November 3, 2003 to October 1, 2007, Mr. Del Vecchio was director of executive programs and compensation. From April 1996 to October 31, 2003, Mr. Del Vecchio was vice president and member of The Carter Group, LLC, an executive search and management consulting company.
David L. Goodin	50	Mr. Goodin was elected president and chief executive officer of Montana-Dakota Utilities Co., Great Plains Natural Gas Co., and Cascade Natural Gas Corporation effective June 6, 2008, and president and chief executive officer of Intermountain Gas Company effective October 1, 2008. Prior to that, he was president of Montana-Dakota Utilities Co. and Great Plains Natural Gas Co. effective March 1, 2008; president of Cascade Natural Gas Corporation effective July 2, 2007; executive vice president-operations and acquisitions of Montana-Dakota Utilities Co. effective January 2007; vice president-operations effective January 2000; electric systems manager effective April 1999; electric systems supervisor effective August 1993; division electric superintendent effective February 1989; and division electrical engineer effective May 1983.
John G. Harp	59	Mr. Harp was elected chief executive officer of Knife River Corporation effective January 1, 2012, and will continue to serve as chief executive officer of MDU Construction Services Group, Inc. He was elected president and chief executive officer of Utility Services Inc., which is now MDU Construction Services Group, Inc., effective September 29, 2004. From May 2004 to September 29, 2004, Mr. Harp was vice president of Ledcor Technical Services Inc., a provider of fiber optic cable maintenance services. From April 2001 to May 2004, he was president of JODE CORP., a broadband maintenance company. Mr. Harp sold JODE CORP. to Ledcor Construction in May 2004. Prior to that, he was president of Harp Line Constructors Co. and Harp Engineering, Inc. from July 1998, when they were bought by Utility Services Inc., to April 2001.
Nicole A. Kivisto	38	Ms. Kivisto was elected vice president, controller and chief accounting officer effective February 17, 2010. Prior to that she was controller effective December 1, 2005; a financial analyst IV in the Corporate Planning Department effective May 2003; a financial and investor relations analyst in the Investor Relations Department effective May 2000; and a financial analyst in the Corporate Accounting Department effective July 1995.
Douglass A. Mahowald	62	Mr. Mahowald was elected treasurer and assistant secretary effective February 17, 2010. Prior to that he was the assistant treasurer and assistant secretary effective August 1992; treasury services manager effective November 1982; and budget statistician effective February 1982.
Cynthia J. Norland	57	Ms. Norland was elected vice president–administration effective July 16, 2007. Prior to that she was the assistant vice president–administration effective January 17, 2007; associate general counsel in the Legal Department effective March 6, 2004; and senior attorney in the Legal Department effective June 1, 1995.
Paul K. Sandness	57	Mr. Sandness was elected general counsel and secretary of the company, its divisions and major subsidiaries effective April 6, 2004. He also was elected a director of the company's principal subsidiaries and was appointed to the Managing Committees of Montana-Dakota Utilities Co. and Great Plains Natural Gas Co. Prior to that he served as a senior attorney effective 1987 and as an assistant secretary of several subsidiary companies.
William E. Schneider	63	Mr. Schneider was elected executive vice president–Bakken Development effective January 1, 2012. Prior to that, he was president and chief executive officer of Knife River Corporation effective May 1, 2005; and senior vice president-construction materials effective from September 15, 1999 to April 30, 2005.

Doran N. Schwartz	42	Mr. Schwartz was elected vice president and chief financial officer effective February 17, 2010. Prior to that, he was vice president and chief accounting officer effective March 1, 2006; and assistant vice president-special projects effective September 6, 2005. He was director of membership rewards for American Express, a financial services company, from November 2004 to August 1, 2005; audit manager for Deloitte & Touche, an audit and professional services company, from June 2002 to November 2004; and audit manager/senior for Arthur Andersen, an audit and professional services company, from December 1997 to June 2002.
John P. Stumpf	52	Mr. Stumpf was elected vice president–strategic planning effective December 1, 2006. Mr. Stumpf was vice president–corporate development for Knife River Corporation from July 1, 2002 to November 30, 2006, and director of corporate development of Knife River Corporation from January 14, 2002 to June 30, 2002. Prior to that, he was special projects manager for Knife River Corporation from May 1, 2000 to January 13, 2002.
J. Kent Wells	55	Mr. Wells was elected president and chief executive officer of Fidelity Exploration & Production Company effective May 2, 2011. Prior to that he was senior vice president of exploration and production for BP America, Inc. from June 2007 until October 2010, when he was named BP America Inc.'s group senior vice president for global deepwater response until March 31, 2011. He also served as general manager of Abu Dhabi Company for Onshore Oil Operations from February 2005 until June 2007; vice-president, Gulf of Mexico shelf, for BP America, Inc. from 2002 to 2005; vice-president, Rockies, for BP America, Inc. from 2000 to 2002; general manager of Crescendo Resources LP from 1997 to 2000; manager, Hugoton, for Amoco Production Company, Inc. from 1993 to 1996; manager, operations, for Amoco Production Company, Inc. in 1993; and resource manager for Amoco Production Company, Inc. in 1988 to 1993.

SECURITY OWNERSHIP

The table below sets forth the number of shares of our capital stock that each director and each nominee for director, each named executive officer, and all directors and executive officers as a group owned beneficially as of December 31, 2011.

		Common Shares Beneficially Owned Include:			
Name	Common Shares Beneficially Owned(1)	Shares Individuals Have Rights to Acquire Within 60 Days(2)	Shares Held By Family Members(3)	Percent of Class	Deferred Director Fees Held as Phantom Stock(4)
Thomas Everist	1,880,123(5)	6,750		1.0	28,350
Karen B. Fagg	30,997			*	
John G. Harp	85,719(6)			*	
Terry D. Hildestad	214,073			*	
A. Bart Holaday	35,012			*	
Dennis W. Johnson	81,019(7)		4,560	*	
Thomas C. Knudson	19,000			*	
Richard H. Lewis	25,700			*	16,275
Patricia L. Moss	56,687			*	
Harry J. Pearce	212,550			*	46,614
William E. Schneider	116,219(8)		800	*	
Doran N. Schwartz	18,735(6)			*	
J. Kent Wells	–(9)			*	
John K. Wilson	82,439			*	
All directors and executive officers as a group (23 in number)	3,124,888	6,750	18,006	1.7	91,239

* Less than one percent of the class.

(1) "Beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or investment power with respect to a security.

(2) Indicates shares of our stock that executive officers and directors have the right to acquire within 60 days pursuant to stock options. These shares are included in the "Common Shares Beneficially Owned" column.

(3) These shares are included in the "Common Shares Beneficially Owned" column.

(4) These shares are not included in the "Common Shares Beneficially Owned" column. Directors may defer all or a portion of their cash compensation pursuant to the Deferred Compensation Plan for Directors. Deferred amounts are held as phantom stock with dividend accruals and are paid out in cash over a five-year period after the director leaves the board.

(5) Includes 1,820,000 shares of common stock acquired through the sale of Connolly-Pacific to us.

(6) Includes full shares allocated to the officer's account in our 401(k) retirement plan.

(7) Mr. Johnson disclaims all beneficial ownership of the 4,560 shares owned by his wife.

(8) Mr. Schneider disclaims all beneficial ownership of the 800 shares owned by his wife.

(9) As of February 22, 2012, Mr. Wells owns 25,743 shares of our common stock.

The table below sets forth information with respect to any person we know to be the beneficial owner of more than five percent of any class of our voting securities.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	New York Life Trust Company 51 Madison Avenue New York, NY 10010	9,676,893 (1)	5.13%
Common Stock	BlackRock, Inc. 40 East 52nd Street New York, NY 10022	10,780,367 (2)	5.71%
Common Stock	T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	11,783,757 (3)	6.20%

(1) In a Schedule 13G/A, Amendment No. 12, filed on February 14, 2012, New York Life Trust Company indicates that it holds these shares as directed trustee of our 401(k) plan and has sole voting and dispositive power with respect to all shares.

(2) In a Schedule 13G/A, Amendment No. 2, filed on February 13, 2012, BlackRock, Inc. reports sole voting and dispositive power with respect to all shares as the parent holding company or control person of BlackRock Japan Co. Ltd., BlackRock Advisors (UK) Limited, BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited, BlackRock Advisors, LLC, BlackRock Investment Management, LLC, BlackRock Investment Management (Australia) Limited, BlackRock (Netherlands) B.V., BlackRock Fund Managers Limited, BlackRock Asset Management Ireland Limited, BlackRock International Limited, and BlackRock Investment Management (UK) Limited.

(3) In a Schedule 13G, filed on February 14, 2012, T. Rowe Price Associates, Inc. reports sole voting power with respect to 2,372,940 shares and sole dispositive power with respect to 11,783,757 shares. These securities are owned by individual and institutional investors to which T. Rowe Price serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price is deemed to be a beneficial owner of such securities; however, T. Rowe Price expressly disclaims that it is, in fact, the beneficial owner of such securities.

RELATED PERSON TRANSACTION DISCLOSURE

The board of directors has adopted a policy for the review of related person transactions. This policy is contained in our corporate governance guidelines, which are posted on our website at www.mdu.com.

The audit committee reviews related person transactions in which we are or will be a participant to determine if they are in the best interests of our stockholders and the company. Financial transactions, arrangements, relationships, or any series of similar transactions, arrangements, or relationships in which a related person had or will have a material interest and that exceed $120,000 are subject to the committee's review.

Related persons are directors, director nominees, executive officers, holders of 5% or more of our voting stock, and their immediate family members. Immediate family members are spouses, parents, stepparents, mothers-in-law, fathers-in-law, siblings, brothers-in-law, sisters-in-law, children, stepchildren, daughters-in-law, sons-in-law, and any person, other than a tenant or domestic employee, who shares the household of a director, director nominee, executive officer, or holder of 5% or more of our voting stock.

After its review, the committee makes a determination or a recommendation to the board and officers of the company with respect to the related person transaction. Upon receipt of the committee's recommendation, the board of directors or officers, as the case may be, take such action as they deem appropriate in light of their responsibilities under applicable laws and regulations.

The audit committee and the board of directors reviewed two leases between an indirect subsidiary of the company and a Nevada limited liability company, MOJO Montana, LLC (MOJO). John G. Harp, who was president and chief executive officer of MDU Construction Services Group, Inc. until January 1, 2012, at which time he became the chief executive officer of MDU Construction Services Group, Inc., and his brother, Michael D. Harp, are managing members of MOJO. The properties described in these two leases are located in Kalispell and Billings, Montana, and have been leased since 1998. In May 2010, the audit committee determined that renewing these leases was in the company's best interests after it reviewed 2010 third party appraisals for the properties and considered the consumer price index and our operating companies' knowledge of local property markets. The audit committee recommended and the board approved three-year leases for these properties that provide for our indirect subsidiary to pay a combined monthly rent of $9,508 to MOJO.

CORPORATE GOVERNANCE

Director Independence

The board of directors has adopted guidelines on director independence that are included in our corporate governance guidelines, which are available for review on our corporate website at http://www.mdu.com/Documents/Governance/CorporateGovernance.pdf. The board of directors has determined that Thomas Everist, Karen B. Fagg, A. Bart Holaday, Dennis W. Johnson, Thomas C. Knudson, Richard H. Lewis, Patricia L. Moss, Harry J. Pearce, and John K. Wilson:

- have no material relationship with us and
- are independent in accordance with our director independence guidelines and the New York Stock Exchange listing standards.

In determining director independence for 2011, the board of directors considered the following transactions or relationships:

- Mr. Everist's ownership of approximately 1.86 million shares in 2010 and approximately 1.87 million shares in 2011 of our common stock. In December 2011, we entered into a two-year contract with WebFilings, LLC, which offers a cloud-based solution for meeting SEC reporting requirements. The contract provides for a quarterly subscription fee of approximately $13,000 to use WebFilings' software and for additional fees to be determined based on the number of users and additional services requested. Mr. Everist is a limited partner and owns less than 1% of WebFilings, LLC.
- charitable contributions in the amount of $13,500 in 2010 and $33,625 in 2011 to the Montana State University – Ms. Fagg serves as a member of the Montana State University's Engineering Advisory Council
- charitable contributions in the amount of $14,750 in 2010 and $2,700 in 2011 to the University of North Dakota Foundation – Mr. Holaday serves as the Chairman of the Board and as a Trustee for the University of North Dakota Center for Innovation Foundation and also serves as a director for the University of North Dakota Foundation; charitable contributions in the amount of $1,250 in 2010 and $3,750 in 2011 to Jamestown College – Mr. Holaday serves as a director for Jamestown College
- charitable contributions to the City of Dickinson in the amount of $20,000 in 2010 and in 2011 – Mr. Johnson is president of the City of Dickinson board of commissioners
- charitable contributions to Colorado UpLift in the amount of $25,000 in 2010 and in 2011– Mr. Lewis is a board director and chairman of the Development Board of Colorado UpLift; charitable contributions in the amount of $10,000 in 2010 and in 2011 to the Alliance for Choice in Education – Mr. Lewis serves on the Colorado Board of Trustees for Alliance.

Director Resignation upon Change of Job Responsibility

Our corporate governance guidelines require a director to tender his or her resignation after a material change in job responsibility. In 2011, two directors submitted resignations under this requirement. Ms. Fagg submitted her resignation in connection with the announcement of her retirement as vice president of DOWL LLC, d/b/a DOWL HKM, effective December 31, 2011. Ms. Moss submitted her resignation in connection with her retirement from Cascade Bancorp and the Bank of the Cascades effective July 25, 2012. After considering the background, experience on the board, skills and character, and contribution to the company by both of these directors in light of the company's business and structure, the board determined the resignations should not be accepted.

Code of Conduct

We have a code of conduct and ethics, which we refer to as the Leading With Integrity Guide, which applies to all employees, directors, and officers.

We intend to satisfy our disclosure obligations regarding:

- amendments to, or waivers of, any provision of the code of conduct that applies to our principal executive officer, principal financial officer, and principal accounting officer and that relates to any element of the code of ethics definition in Regulation S-K, Item 406(b) and
- waivers of the code of conduct for our directors or executive officers, as required by New York Stock Exchange listing standards by posting such information on our website at http://www.mdu.com/Documents/Governance/IntegrityGuide.pdf.

Board Leadership Structure and Board's Role in Risk Oversight

The board separated the positions of chairman of the board and chief executive officer in 2006 and elected Harry J. Pearce, a non-employee independent director, as our chairman, and Terry D. Hildestad as our president and chief executive officer. Separating these positions allows our chief executive officer to focus on the full-time job of running our business, while allowing the chairman of the board to lead the board in its fundamental role of providing advice to and independent oversight of management. The board believes this structure recognizes the time, effort, and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board's oversight responsibilities continue to grow and demand more time and attention. The fundamental role of the board of directors is to provide oversight of the management of the company in good faith and in the best interests of the company and its stockholders. Having an independent chairman is a means to ensure the chief executive officer is accountable for managing the company in close alignment with the interests of stockholders. An independent chairman avoids the conflicts of interest that arise when the chairman and chief executive positions are combined and more effectively manages relationships between the board and the chief executive officer. An independent chairman is in a better position to encourage frank and lively discussions and to assure that the company has adequately assessed all appropriate business risks before adopting its final business plans and strategies. While our bylaws and corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, the board continues to believe that having separate positions and having an independent outside director serve as chairman is the appropriate leadership structure for the company and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including economic risks, environmental and regulatory risks, and others, such as the impact of competition, weather conditions, limitations on our ability to pay dividends, increased pension plan obligations, and cyber attacks or acts of terrorism. Management is responsible for the day-to-day management of risks the company faces, while the board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The board believes that establishing the right "tone at the top" and that full and open communication between management and the board of directors are essential for effective risk management and oversight. Our chairman meets regularly with our president and chief executive officer and other senior officers to discuss strategy and risks facing the company. Senior management attends the quarterly board meetings and is available to address any questions or concerns raised by the board on risk management-related and any other matters. Each quarter, the board of directors receives presentations from senior management on strategic matters involving our operations. The board holds strategic planning sessions with senior management to discuss strategies, key challenges, and risks and opportunities for the company.

While the board is ultimately responsible for risk oversight at our company, our three board committees assist the board in fulfilling its oversight responsibilities in certain areas of risk. The audit committee assists the board in fulfilling its oversight responsibilities with respect to risk assessment and management in a general manner and specifically in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements, and, in accordance with New York Stock Exchange requirements, discusses policies with respect to risk assessment and risk management and their adequacy and effectiveness. Risk assessment reports are regularly provided by management to the audit committee. This opens the opportunity for discussions about areas where the company may have material risk exposure, steps taken to manage those exposures, and the company's risk tolerance in relation to company strategy. The audit committee reports regularly to the board of directors on the company's management of risks in the audit committees' areas of responsibility. The compensation committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs. The nominating and governance committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, succession planning for our directors and executive officers, and corporate governance.

Board Meetings and Committees

During 2011, the board of directors held four meetings. Each incumbent director attended at least 75% of the combined total meetings of the board and the committees on which the director served during 2011. Director attendance at our annual meeting of stockholders is left to the discretion of each director. Three directors attended our 2011 annual meeting of stockholders.

Harry J. Pearce was elected non-employee chairman of the board on August 17, 2006. Mr. Pearce served as lead director from February 15, 2001 to August 17, 2006. He presides at the executive session of the non-employee directors held in connection with each regularly scheduled quarterly board of directors meeting. The non-employee directors also meet in executive session with the chief executive officer at each regularly scheduled quarterly board of directors meeting. All of our non-employee directors are independent directors.

The board has a standing audit committee, compensation committee, and nominating and governance committee. These committees are composed entirely of independent directors.

The audit, compensation, and nominating and governance committees have charters, which are available for review on our website at http://www.mdu.com/Governance/Pages/BoardChartersandCommittees.aspx. Our corporate governance guidelines are available at http://www.mdu.com/Documents/Governance/CorporateGovernance.pdf, and our Leading With Integrity Guide is also on our website at http://www.mdu.com/Documents/Governance/IntegrityGuide.pdf.

Nominating and Governance Committee

The nominating and governance committee met three times during 2011. The committee members were Karen B. Fagg, chairman, Richard H. Lewis, A. Bart Holaday, and Patricia L. Moss, who joined the committee effective May 12, 2011.

The nominating and governance committee provides recommendations to the board with respect to:

- board organization, membership, and function
- committee structure and membership
- succession planning for our executive management and directors and
- corporate governance guidelines applicable to us.

The nominating and governance committee assists the board in overseeing the management of risks in the committee's areas of responsibility.

The committee identifies individuals qualified to become directors and recommends to the board the nominees for director for the next annual meeting of stockholders. The committee also identifies and recommends to the board individuals qualified to become our principal officers and the nominees for membership on each board committee. The committee oversees the evaluation of the board and management.

In identifying nominees for director, the committee consults with board members, our management, consultants, and other individuals likely to possess an understanding of our business and knowledge concerning suitable director candidates.

Our corporate governance guidelines include our policy on consideration of director candidates recommended to us. We will consider candidates that our stockholders recommend. Stockholders may submit director candidate recommendations to the nominating and governance committee chairman in care of the secretary at MDU Resources Group, Inc., P.O. Box 5650, Bismarck, ND 58506-5650. Please include the following information:

- the candidate's name, age, business address, residence address, and telephone number
- the candidate's principal occupation
- the class and number of shares of our stock owned by the candidate
- a description of the candidate's qualifications to be a director
- whether the candidate would be an independent director and
- any other information you believe is relevant with respect to the recommendation.

These guidelines provide information to stockholders who wish to recommend candidates for director for consideration by the nominating and governance committee. Stockholders who wish to actually nominate persons for election to our board at an annual meeting of stockholders must follow the procedures set forth in section 2.08 of our bylaws. You may obtain a copy of the bylaws by writing to the secretary of MDU Resources Group, Inc. at the address above. Our bylaws are also available on our website at http://www.mdu.com/Documents/Governance/2011-11_Bylaws.pdf. See also the section entitled "2013 Annual Meeting of Stockholders" later in the proxy statement.

There are no differences in the manner by which the committee evaluates director candidates recommended by stockholders and those recommended by other sources.

In evaluating director candidates, the committee considers an individual's:

- background, character, and experience
- skills and experience which complement the skills and experience of current board members
- success in the individual's chosen field of endeavor
- skill in the areas of accounting and financial management, banking, general management, human resources, marketing, operations, public affairs, law, and operations abroad
- background in publicly traded companies
- geographic area of residence
- diversity of business and professional experience, skills, gender, and ethnic background, as appropriate in light of the current composition and needs of the board
- independence, including affiliations or relationships with other groups, organizations, or entities and
- prior and future compliance with applicable law and all applicable corporate governance, code of conduct and ethics, conflict of interest, corporate opportunities, confidentiality, stock ownership and trading policies, and our other policies and guidelines.

As indicated above, when identifying nominees to serve as director, the nominating and governance committee will consider candidates with diverse business and professional experience, skills, gender, and ethnic background, as appropriate, in light of the current composition and needs of the board. The nominating and governance committee assesses the effectiveness of this policy annually in connection with the nomination of directors for election at the annual meeting of stockholders. The composition of the current board reflects diversity in business and professional experience, skills, and gender.

The committee generally will hire an outside firm to perform a background check on potential nominees.

Audit Committee

The audit committee is a separately-designated standing committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934.

The audit committee met eight times during 2011. The audit committee members are Dennis W. Johnson, chairman, A. Bart Holaday, Richard H. Lewis, and John K. Wilson. The board of directors has determined that Messrs. Johnson, Holaday, Lewis, and Wilson are "audit committee financial experts" as defined by Securities and Exchange Commission regulations and Messrs. Johnson, Holaday, Lewis, and Wilson meet the independence standard for audit committee members under our director independence guidelines and the New York Stock Exchange listing standards, including the Securities and Exchange Commission's audit committee member independence requirements.

The audit committee assists the board of directors in fulfilling its oversight responsibilities to the stockholders and serves as a communication link among the board, management, the independent auditors, and the internal auditors. The audit committee:

- assists the board's oversight of
  - the integrity of our financial statements and system of internal controls
  - our compliance with legal and regulatory requirements
  - the independent auditors' qualifications and independence
  - the performance of our internal audit function and independent auditors and
  - risk management in the audit committee's areas of responsibility and
- arranges for the preparation of and approves the report that Securities and Exchange Commission rules require we include in our annual proxy statement.

Audit Committee Report

In connection with our financial statements for the year ended December 31, 2011, the audit committee has (1) reviewed and discussed the audited financial statements with management; (2) discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended, (AICPA, *Professional Standards,* Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; (3) received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant's independence.

Based on the review and discussions referred to in items (1) through (3) of the above paragraph, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the Securities and Exchange Commission.

Dennis W. Johnson, Chairman
A. Bart Holaday
Richard H. Lewis
John K. Wilson

Compensation Committee

The compensation committee met five times during 2011. The compensation committee members are Thomas Everist, chairman, Karen B. Fagg, Thomas C. Knudson, and Patricia L. Moss.

The compensation committee's responsibilities, as set forth in its charter, include:

- review and recommend changes to the board regarding our executive compensation policies for directors and executives
- evaluate the chief executive officer's performance and, either as a committee or together with other independent directors as directed by the board, determine his or her compensation
- recommend to the board the compensation of our other Section 16 officers and directors
- establish goals, make awards, review performance and determine, or recommend to the board, awards earned under our annual and long-term incentive compensation plans
- review and discuss with management the compensation discussion and analysis and based upon such review and discussion, determine whether to recommend to the board that the Compensation Discussion and Analysis be included in our proxy statement and/or our Annual Report on Form 10-K
- arrange for the preparation of and approve the compensation committee report to be included in our proxy statement and/or Annual Report on Form 10-K and
- assist the board in overseeing the management of risk in the committee's areas of responsibility.

The compensation committee and the board of directors have sole and direct responsibility for determining compensation for our Section 16 officers and directors. The compensation committee makes recommendations to the board regarding compensation of all Section 16 officers, and the board then approves the recommendations. The compensation committee and the board may not delegate their authority. They may, however, use recommendations from outside consultants, the chief executive officer, and the human resources department. The chief executive officer, the vice president-human resources, and general counsel regularly attend compensation committee meetings. The committee meets in executive session as needed. The committee's practice has been to retain a compensation consultant every other year to conduct a competitive analysis on executive compensation. The committee did not retain a compensation consultant in 2011 to prepare a competitive assessment for 2012 compensation.

We discuss our processes and procedures for consideration and determination of compensation of our Section 16 officers in the Compensation Discussion and Analysis. We also discuss in the Compensation Discussion and Analysis the role of our executive officers in determining or recommending compensation for our Section 16 officers.

The board of directors determines compensation for our non-employee directors based upon recommendations from the compensation committee. The committee's practice has been to retain a compensation consultant every other year to conduct a competitive analysis on director compensation.

During 2011, the vice president-human resources and the human resources department prepared the competitive assessment for 2012 compensation for our executive officers. The vice president-human resources and the human resources department also worked with the chief executive officer to:

- recommend salary grades, base salaries, and annual and long-term incentive targets for our executive officers
- review recommended base salary grades, salary increases, and annual and long-term incentive targets submitted by executive officers for officers reporting to them for reasonableness and alignment with company or business unit objectives and
- review and update annual and long-term incentive programs.

As discussed in the Compensation Discussion and Analysis, at the request of Mr. Hildestad, the human resources department conducted a competitive assessment in January 2011 to determine the compensation level necessary to recruit a qualified individual to lead Fidelity Exploration & Production Company. Mr. Hildestad, with the assistance of our vice president-human resources, negotiated Mr. Wells' compensation in connection with his hiring.

The compensation committee has sole authority to retain, discharge, and approve fees and other terms and conditions for retention of compensation consultants to assist in consideration of the compensation of the chief executive officer, the other Section 16 officers, and the board of directors. The compensation committee charter requires the committee's pre-approval of the engagement of the committee's compensation consultants by the company for any other purpose.

In an engagement letter dated February 28, 2011, and signed by the chairman of the compensation committee, the compensation committee retained Towers Watson to prepare a review of competitive compensation for our non-employee directors' compensation, including a separate comparison of the non-executive chairman, for review at the committee's May 2011 meeting.

In its review of board of director compensation, Towers Watson was asked to:

- analyze results and develop a competitive director pay reference point using our former and new performance graph peer groups and
- identify market trends relative to director compensation, including whether there are any trends to pay equity using a fixed dollar value.

The results of the Towers Watson analysis showed the company's level of total direct compensation, which is annual board retainer plus equity, was below the medians of both peer groups at the 28th percentile of its current performance graph peer group and at the 23rd percentile of its former performance graph peer group. Additional retainers for the audit, compensation, and nominating and governance committee chairs were well below the medians of both of the performance graph peer groups. In terms of the level of non-executive chairman compensation, the company's level of total direct compensation was well below the medians compared to the companies in our performance graph peer groups that had a non-executive chairman. The company's non-executive chairman was at the 31st percentile when compared to companies with a non-executive chairman in the current peer group and at the 17th percentile when compared to the companies with non-executive chairmen in the former peer group. After review and discussion of Towers Watson's report, the board determined to increase the committee chairmen's retainers by $5,000 and to change the annual stock grant from a fixed number of shares to a grant of shares equal in value to $110,000. No changes were made to the compensation of the company's non-executive chairman.

The compensation committee also authorized the company to participate in compensation and employee benefits surveys sponsored by Towers Watson during 2011.

Stockholder Communications

Stockholders and other interested parties who wish to contact the board of directors or an individual director, including our non-employee chairman or non-employee directors as a group, should address a communication in care of the secretary at MDU Resources Group, Inc., P.O. Box 5650, Bismarck, ND 58506-5650. The secretary will forward all communications.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934, as amended, requires that officers, directors, and holders of more than 10% of our common stock file reports of their trading in our equity securities with the Securities and Exchange Commission. Based solely on a review of Forms 3, 4, and 5 and any amendments to these forms furnished to us during and with respect to 2011 or written representations that no Forms 5 were required, we believe that all such reports were timely filed.

OTHER BUSINESS

Neither the board of directors nor management intends to bring before the meeting any business other than the matters referred to in the notice of annual meeting and this proxy statement. We have not been informed that any other matter will be presented at the meeting by others. However, if any other matter requiring a vote of the stockholders should arise, the persons named in the enclosed proxy will vote in accordance with their best judgment.

SHARED ADDRESS STOCKHOLDERS

In accordance with a notice sent to eligible stockholders who share a single address, we are sending only one annual report to stockholders and one proxy statement to that address unless we received instructions to the contrary from any stockholder at that address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a stockholder of record wishes to receive a separate annual report to stockholders and proxy statement in the future, he or she may contact the office of the treasurer at MDU Resources Group, Inc., P.O. Box 5650, Bismarck, ND 58506-5650, Telephone Number: (701) 530-1000. Eligible stockholders of record who receive multiple copies of our annual report to stockholders and proxy statement can request householding by contacting us in the same manner. Stockholders who own shares through a bank, broker, or other nominee can request householding by contacting the nominee.

We hereby undertake to deliver promptly, upon written or oral request, a separate copy of the annual report to stockholders and proxy statement to a stockholder at a shared address to which a single copy of the document was delivered.

2013 ANNUAL MEETING OF STOCKHOLDERS

Director Nominations: Our bylaws provide that director nominations may be made only by (i) the board at any meeting of stockholders or (ii) at an annual meeting by a stockholder entitled to vote for the election of directors and who has complied with the procedures established by the bylaws. For a nomination to be properly brought before an annual meeting by a stockholder, the stockholder intending to make the nomination must have given timely and proper notice of the nomination in writing to the corporate secretary in accordance with and containing all information and the completed questionnaire provided for in the bylaws. To be timely, such notice must be delivered to or mailed to the corporate secretary and received at our principal executive offices not later than 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders. For purposes of our annual meeting of stockholders expected to be held April 23, 2013, any stockholder who wishes to submit a nomination must submit the required notice to the corporate secretary on or before January 24, 2013.

Other Meeting Business: Our bylaws also provide that no business may be brought before an annual meeting except (i) as specified in the meeting notice given by or at the direction of the board, (ii) as otherwise properly brought before the meeting by or at the direction of the board or (iii) properly brought before the meeting by a stockholder entitled to vote who has complied with the procedures established by the bylaws. For business to be properly brought before an annual meeting by a stockholder (other than nomination of a person for election as a director which is described above) the stockholder must have given timely and proper notice of such business in writing to the corporate secretary, in accordance with, and containing all information provided for in the bylaws and such business must be a proper matter for stockholder action under the General Corporation Law of Delaware. To be timely, such notice must be delivered or mailed to the corporate secretary and received at our principal executive offices not later than the close of business 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders. For purposes of our annual meeting expected to be held April 23, 2013, any stockholder who wishes to bring business before the meeting (other than nomination of a person for election as a director which is described above) must submit the required notice to the corporate secretary on or before January 24, 2013.

Discretionary Voting: Rule 14a-4 of the Securities and Exchange Commission's proxy rules allows us to use discretionary voting authority to vote on matters coming before an annual stockholders' meeting if we do not have notice of the matter at least 45 days before the anniversary date on which we first mailed our proxy materials for the prior year's annual stockholders' meeting or the date specified by an advance notice provision in our bylaws. Our bylaws contain an advance notice provision that we have described above. For our annual meeting of stockholders expected to be held on April 23, 2013, stockholders must submit such written notice to the corporate secretary on or before January 24, 2013.

Stockholder Proposals: The requirements we describe above are separate from and in addition to the Securities and Exchange Commission's requirements that a stockholder must meet to have a stockholder proposal included in our proxy statement under Rule 14a-8 of the Exchange Act. For purposes of our annual meeting of stockholders expected to be held on April 23, 2013, any stockholder who wishes to submit a proposal for inclusion in our proxy materials must submit such proposal to the corporate secretary on or before November 9, 2012.

Bylaw Copies: You may obtain a copy of the full text of the bylaw provisions discussed above by writing to the corporate secretary. Our bylaws are also available on our website at: http://www.mdu.com/Documents/Governance/2011-11_Bylaws.pdf.

We will make available to our stockholders to whom we furnish this proxy statement a copy of our Annual Report on Form 10-K, excluding exhibits, for the year ended December 31, 2011, which is required to be filed with the Securities and Exchange Commission. You may obtain a copy, without charge, upon written or oral request to the Office of the Treasurer of MDU Resources Group, Inc., 1200 West Century Avenue, Mailing Address: P.O. Box 5650, Bismarck, ND 58506-5650, Telephone Number: (701) 530-1000. You may also access our Annual Report on Form 10-K through our website at www.mdu.com.

By order of the Board of Directors,

Paul K. Sandness
Secretary
March 9, 2012

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EXHIBIT A

Towers Perrin's (Towers Watson) 2009 General Industry Executive Compensation Database

3M
7-Eleven
A&P
A.O. Smith
A. T. Cross
AAA of Science
Abbott Laboratories
ABC
Accenture
ACH Food
Advance Publications
Advanced Micro Devices
Advanstar Communications
Aegon USA
AEI Services
Aerojet
Aeropostale
AFLAC
Agilent Technologies
AGL Resources
Agrium U.S.
AIG
Air Products and Chemicals
Alcatel-Lucent
Alcoa
Allegheny Energy
Allergan
Allete
Alliance Data Systems
Alliant Energy
Allianz
Allstate
Amazon.com
Ameren
American Airlines
American Chemical Society
American Crystal Sugar
American Electric Power
American Express
American Family Insurance
American United Life
American Water Works
AMERIGROUP
Ameriprise Financial
Ameritrade
Ameron
AMETEK
Amgen
Amway
Anadarko Petroleum
APL
Apollo Group
Applied Materials
ARAMARK
Areva NP
Armstrong World Industries
Arrow Electronics
ArvinMeritor
Arysta LifeScience North America
Ascend Media
Associated Banc-Corp
AstraZeneca
AT&T
ATC Management
Atmos Energy
Atos Origin
Aurora Healthcare
Auto Club Group
Automatic Data Processing
Avery Dennison
Avis Budget Group
Avista
Avon Products
AXA Equitable
B&W Y-12
BAE Systems
Ball
Bank of America
Barrick Gold of North America
Battelle Memorial Institute
Baxter International
Bayer
Bayer CropScience
BB&T
Beckman Coulter
Belo
Benjamin Moore
Best Buy
BG US Services
Big Lots
Biogen Idec
Bio-Rad Laboratories
Blockbuster
Blue Cross Blue Shield of Florida
Blue Shield of California
Blyth
Bob Evans Farms
Boehringer Ingelheim
Boeing
BOK Financial
Booz Allen Hamilton
Boston Scientific
Bovis Lend Lease
BP
Brady
Bremer Financial
Bright Business Media
Bristol-Myers Squibb
Brown-Forman
Bush Brothers
CA
Cablevision Systems
CACI International
Cadbury North America
Calgon Carbon
California Independent System Operator
Callaway Golf
Calpine
Cameron International
Capital One Financial
Capitol Broadcasting – WRAL
Cardinal Health
Cargill
Carlson Companies
Carmeuse Lime & Stone
Carpenter Technology
Catalent Pharma Solutions
Caterpillar
Catholic Healthcare West
CDI
Cedar Rapids TV – KCRG
Celestica
Celgene
CenterPoint Energy
Century Aluminum
Cephaon
CH2M Hill
Chevron
Chicago Mercantile Exchange
Chiquita Brands
Choice Hotels International
Chrysler
CHS
CIGNA
CIT Group
CITGO Petroleum
City National Bank
Cleco
CNA
Cobank
Coca-Cola Enterprises
Colgate-Palmolive
Colorado Springs Utilities
Columbia Sportswear
Comcast Cable Communications
Comerica
Commerce Insurance
CommScope
Compass Bancshares
CompuCom Systems
ConAgra Foods
Connell
ConocoPhillips
Consolidated Edison
Constellation Energy
Consumers Energy
Consumers Union
Continental Airlines
Continental Automotive Systems
Continental Energy Systems
ConvaTec
Convergys
Covance
Covidien
Cox Enterprises
CPS Energy
Crown Castle
CSR
CSX
Cubic
Curtiss-Wright
CVS Caremark
Daiichi Sankyo
Daimler Trucks North America
Dana
Dannon
DCP Midstream
Dean Foods
Deere & Company
Delta Airlines
Deluxe
Denny's
Dentsply
Devon Energy
Diageo North America
DIRECTV
Dominion Resources
Donaldson
Dow Chemical
Dow Jones
DPL
Dr Pepper Snapple
Duke Energy
DuPont
Dynegy
E*Trade
E.ON U.S.
E.W. Scripps
Eastman Chemical
Eastman Kodak
Eaton

eBay
Ecolab
Edison International
Education Management
Eisai
El Paso Corporation
Electric Power Research Institute
Eli Lilly
Embarq
Embraer
EMC
EMCOR Group
EMI Music
Emulex
Enbridge Energy
Endo Pharmaceuticals
Energen
Energy Future Holdings
Energy Northwest
Entergy
EPCO
Equifax
Equity Office Properties
ERCOT
Erie Insurance
Ernst & Young
ESRI
Evening Post Publishing – KOAA
Evergreen Packaging
Exelon
Exterran
ExxonMobil
F & W Media
Fairchild Controls
Fannie Mae
FANUC Robotics America
Farm Progress Companies
Federal Home Loan Bank of Pittsburgh
Federal Home Loan Bank of San Francisco
Federal Reserve Bank of Cleveland
Federal Reserve Bank of Dallas
Federal Reserve Bank of New York
Federal Reserve Bank of Philadelphia
Federal Reserve Bank of San Francisco
Federal Reserve Bank of St. Louis
Ferderal-Mogul
Ferrellgas
Fidelity Investments
Fifth Third Bancorp
Fireman's Fund Insurance
First American
First Data
First Horizon National
First Solar
FirstEnergy
Fiserv
Fluor
FMA Communications
Ford
Forest Laboratories
Fortune Brands
Forum Communications – WDAY
FPL Group
Franklin Resources
Freddie Mac
Freedom Communications
Freeport-McMoRan Copper & Gold
Frontier Airlines
G&K Services
GAF Materials
Gannett
Gap
Garland Power & Light
Garmin
GATX
Gavilon
GDF SUEZ Energy North America
Genentech
General Atomics
General Dynamics
General Electric
General Mills
General Motors
GenTek
Genworth Financial
Genzyme
GEO Group
Getty Images
Gilead Sciences
GlaxoSmithKline
Goodrich
Goodyear Tire & Rubber
Google
Gorton's
Great-West Life Annuity
Greif
GS1 US
GTECH
Guardian Life
Guideposts
GXS
H.B. Fuller
Hanesbrands
Hannaford
Harland Clarke
Harley-Davidson
Harman International Industries
Harris Enterprises
Harry Winston
Hartford Financial Services
Hawaiian Electric
Hayes Lemmerz
HBO
HCA Healthcare
Health Care Services
Health Net
Healthways
Hearst
Hearst-Argyle Television
Henkel of America
Henry Ford Health Systems
Herman Miller
Hershey
Hertz
Hess
Hexion Specialty Chemicals
Hitachi Data Systems
HNI
HNTB
Hoffmann-La Roche
Honeywell
Horizon Lines
Hormel Foods
Hospira
Houghton Mifflin
Hovnanian Enterprises
HSBC North America
Hubbard Broadcasting
Humana
Hunt Consolidated
Huntington Bancshares
Hyatt Hotels
IBM
IDACORP
Idearc Media
IDEXX Laboratories
IKON Office Solutions
IMS Health
ING
Ingersoll-Rand
Integrys Energy Group
Intel
Intercontinental Hotels
International Data
International Flavors & Fragrances
International Game Technology
International Paper
Invensys Controls
Invensys Process Systems
Irvine Company
Irwin Financial
ISO New England
J. Crew
J.C. Penney Company
J.M. Smucker
J.R. Simplot
Jack in the Box
Jacobs Engineering
Jarden
JetBlue
JM Family
John Hancock
Johns-Manville
Johnson & Johnson
Johnson Controls
Kaiser Foundation Health Plan
Kaman Industrial Technologies
Kansas City Southern
KB Home
KBR
KCTS Television
Kellogg
Kelly Services
Kerry Ingredients & Flavours
KeyCorp
Kimberly-Clark
Kimco Realty
Kindred Healthcare
Kinross Gold
Kiplinger
KLA-Tencor
Knight
Koch Industries
Kohler
Kohl's
KPMG
L.L. Bean
L-3 Communications
Lafarge North America
Land O'Lakes
Leggett and Platt
Lenovo
Level 3 Communications
Lexmark International
Liberty Mutual
Life Technologies
Life Touch
Limited
Lincoln Financial
Lockheed Martin
Loews
LOMA
Lorillard Tobacco
Lower Colorado River Authority
M&T Bank
Magellan Midstream Partners
Marathon Oil
Marriott International
Marshall & Ilsley
Martin Marietta Materials
Mary Kay
Masco
Massachusetts Mutual
Mattel
Matthews International

McClatchy
McDermott
McDonald's
McKesson
MDU Resources
MeadWestvaco
Medco Health Solutions
Media General
Media Tec Publishing
MedImmune
Medtronic
Meister Media Worldwide
Merck & Co
Meredith
Metavante Technologies
MetLife
MetroPCS Communications
MGE Energy
Microsoft
Midwest Independent Transmission System Operator
Millennium Pharmaceuticals
Millipore
Mine Safety Appliances
Mirant
Molson Coors Brewing
MoneyGram International
Morgan Murphy Stations – WISC
Mosaic
Motorola
MSC Industrial Direct
Munich Reinsurance America
National Renewable Energy Laboratory
Nationwide
Navistar International
Navy Federal Credit Union
NBC Universal
NCCI Holdings
NCR
Neoris USA
Nestle USA
New York Life
New York Power Authority
New York Times
New York University
Newmont Mining
NewPage
Nicor
NIKE
Nokia
Noranda Aluminum
Norfolk Southern
Northeast Utilities
Northern Trust
NorthWestern Energy
Northwestern Mutual
Novartis
Novartis Consumer Health
Novell
Novo Nordisk Pharmaceuticals
NRG Energy
NSTAR
NuStar Energy
NV Energy
NW Natural
NXP Semi-Conductor
Nycomed US
Occidental Petroleum
Office Depot
OGE Energy
Oglethorpe Power
Omaha Public Power
Omnova Solutions
OneBeacon Insurance
Orange Business Services
Oshkosh Truck
Otter Tail
Owens Corning
Owens-Illinois
Pacific Gas & Electric
Pacific Life
Panasonic of North America
Papa John's
Parametric Technology
Parker Hannifin
Parsons
Pearson Education
People's Bank
Pepco Holdings
PepsiCo
Perot Systems
PetSmart
Pfizer
Philips Helathcare
Phillips-Van Heusen
Phoenix Companies
PhRMA
Pinnacle West Captial
Pioneer Hi-Bred International
Pitney Bowes
Pittsburgh Corning
PJM Interconnection
PlainsCapital
Plexus
PMI Group
PNC Financial Services
PNM Resources
Polaris Industries
Polymer Group
PolyOne
Portland General Electric
Potash
PPG Industries
PPL
Praxair
Principal Financial
Progress Energy
Progressive
Providence Health & Services
Prudential Financial
Public Service Enterprise Group
Puget Energy
Pulte Homes
Purdue Pharma
QUALCOMM
Quest Diagnostics
Quintiles
Qwest Communications
R.H. Donnelley
R.R. Donnelley
Ralcorp Holdings
Rayonier
Raytheon
RBC Dain Rauscher
Reader's Digest
Reed Business Information
Reed Exhibitions
Regal-Beloit
Regency Energy Partners LP
Regions Financial
Reliant Energy
Research in Motion
RF Micro Devices
RGA Reinsurance Group of America
Rio Tinto
Robb Report
Roche Diagnostics
Rockwell Automation
Rockwell Collins
Rolls-Royce North America
S.C. Johnson
Safety-Kleen Systems
SAIC
Salt River Project
Sanmina-SCI
Sanofi Pasteur
Sanofi-Aventis
Sara Lee
Sarkes Tarzian – KTVN
Sarkes Tarzian – WRCB
SAS Institute
Savannah River Nuclear Solutions
SCA Americas
SCANA
Schering-Plough
Schlumberger
Schneider Electric
School Specialty
Schreiber Foods
Schurz – KYTV
Schurz – WDBJ
Schwan's
Scripps Networks Interactive
Seagate Technology
Sealed Air
Securian Financial Group
Securitas Security Services USA
Security Benefit Group
Sempra Energy
Sensata Technologies
Shell Oil
Sherwin-Williams
Shire Pharmaceuticals
Siemens
Sinclair Broadcast Group
Sirius XM Radio
SLM
Smurfit-Stone Container
Sodexo USA
Sonoco Products
Sony Corporation of America
South Financial Group
Southern Company Services
Southern Union Company
Southwest Airlines
Southwest Power Pool
Sovereign Bancorp
Spectra Energey
Sprint Nextel
SPX
Stanford University
Stantec
Staples
Starbucks
Starwood Hotels & Resorts
State Farm Insurance
State Street
Steelcase
Sterling Bancshares
STP Nuclear Operating
String Letter Publishing
Summit Business Media
Sun Life Financial
Sun Microsystems
Sundt Construction
Sunoco
SunTrust Banks
Target
Taubman Centers
Taunton Press
Taylor-Wharton International
TD Banknorth
TECO Energy
TeleTech Holdings
Tellabs

Temple-Inland
Tenet Healthcare
Teradata
Terex
Terra Industries
Tesoro
Textron
Thomas & Betts
Thomas Publishing
Thrivent Financial for Lutherans
TIAA-CREF
Time
Time Warner
Time Warner Cable
Timex
T-Mobile USA
Toro
TransCanada
TransUnion
Travelers
Tribune
TUI Travel
Tupperware
Twin Cities Public Television – TPT
Tyco Electronics
U.S. Bancorp
U.S. Foodservice
UC4 Software
UIL Holdings
Unilever United States
Union Bank of California
Union Pacific
UniSource Energy
Unisys
United Airlines
United Rentals
United States Cellular
United States Enrichment
United States Steel
United Technologies
United Water
UnitedHealth
Unitil
Univar
Universal Studios Orlando
University of Texas – M.D. Anderson Cancer Center
Unum Group
US Airways
USAA
USG
Valero Energy
Verizon
Vertex Pharmaceuticals
VF
Viacom
Viad
Virgin Mobile USA
Visa USA
Visiting Nurse Service
Visteon
Volvo Group North America
Vulcan
Vulcan Materials
VWR International
W.R. Grace
W.W. Grainger
Wachovia
Walt Disney
Warnaco
Waste Management
Watson Pharmaceuticals
Webster Bank
Wellcare Health Plans
Wellpoint
Wells Fargo
Wendy's/Arby's Group
Westar Energy
Western Digital
Western Union
Westinghouse Electric
Weyerhaeuser
Whirlpool
Whole Foods Market
Williams Companies
Williams-Sonoma
Winn-Dixie Stores
Wisconsin Energy
Wm. Wrigley Jr.
Wolters Kluwer US
WPP
Wray Edwin – KTBS
Wyeth Pharmaceuticals
Wyndham Worldwide
Xcel Energy
Xerox
Yahoo!
Young Broadcasting – KFLY
Young Broadcasting – KRON
Yum! Brands
Zale
Zurich North America

Towers Perrin's (Towers Watson) 2009 Energy Industry Executive Compensation Database

AEI Services
AGL Resources
Allegheny Energy
Allete
Alliant Energy
Ameren
American Electric Power
Areva NP
ATC Management
Atmos Energy
Avista
BG US Services
Black Hills Power and Light
California Independent System Operator
Calpine
CenterPoint Energy
Cleco
CMS Energy
Colorado Springs Utilities
Consolidated Edison
Constellation Energy
CPS Energy
DCP Midstream
Dominion Resources
DPL
Duke Energy
Dynegy
E.ON U.S.
Edison International
El Paso Corporation
Electric Power Research Institute
Enbridge Energy
Energen
Energy Future Holdings
Energy Northwest
Entergy
EPCO
ERCOT
Exelon
FirstEnergy
FPL Group
Garland Power & Light
GDF SUEZ Energy North America
Hawaiian Electric
IDACORP
Integrys Energy Group
ISO New England
Knight
Lower Colorado River Authority
MDU Resources
MGE Energy
Midwest Independent Transmission System Operator
Mirant
New York Independent System Operator
New York Power Authority
Nicor
Northeast Utilities
NorthWestern Energy
NRG Energy
NSTAR
NV Energy
NW Natural
OGE Energy
Oglethorpe Power
Omaha Public Power
Otter Tail
Pacific Gas & Electric
Pepco Holdings
Pinnacle West Capital
PJM Interconnection
PNM Resources
Portland General Electric
PPL
Progress Energy
Public Service Enterprise Group
Puget Energy
Regency Energy Partners LP
Reliant Energy
Salt River Project
SCANA
Sempra Energy
Southern Company Services
Southern Union Company
Southwest Power Pool
Spectra Energy
STP Nuclear Operating
TECO Energy
Tennessee Valley Authority
TransCanada
UIL Holdings
UniSource Energy
Unitil
Westar Energy
Westinghouse Electric
Williams Companies
Wisconsin Energy
Wolf Creek Nuclear
Xcel Energy

Effective Compensation, Inc.'s 2009 Oil & Gas Compensation Survey

Aera Energy Services Company
Altex Energy Corporation
ANKOR Energy LLC
Antero Resources Corporation
Approach Resources Inc.
Aramco Services Company
Aspect Energy, LLC
Atlas Energy Resources L.L.C.F
Berry Petroleum Company
Bill Barrett Corporation

Black Hills Exploration & Production
BOPCO, L.P.
BreitBurn Energy
Brigham Exploration Company
Browning Oil Company, Inc.
Cabot Oil & Gas Corporation
Cano Petroleum, Inc.
Ceja Corporation
Chaparral Energy, Inc.
Chesapeake Energy Corporation
Cimarex Energy Co.
Cohort Energy Company
Comstock Resources, Inc.
Concho Resources, Inc.
Continental Resources, Inc.
Core Minerals Operating Co., Inc.
Crimson Exploration, Inc.
Dart Oil & Gas
Denbury Resources Inc.
Devon Energy
Dominion Exploration & Production
Duncan Oil Properties, Inc./
Walter Duncan, Inc.
Dynamic Offshore Resources, LLC
Eagle Rock Energy G&P, LLC
Ellora Energy
EnCana Oil & Gas (USA) Inc.
Encore Acquisitions Company
Energen Resources
Energy Partners, Ltd.
Eni Operating Co. Inc.
EOG Resources Inc.
EQT Production Company
Fasken Oil and Ranch, Ltd.
Fidelity Exploration & Production Company
FIML Natural Resources
Forest Oil Corporation
Fortuna Energy, Inc.
GMX Resources Inc.
Goodrich Petroleum Corporation
Great Western Drilling Company
Harvest Natural Resources, Inc.
Headington Oil Company, L.P.
Henry Resources LLC
Hilcorp Energy Company
J. M. Huber Corporation – Energy Sector
Kinder Morgan CO2 Company, L.P.
Lake Ronel Oil Company
Leed Petroleum LLC
Linn Energy, Inc.
Mariner Energy, Inc.
McElvain Oil and Gas Properties, Inc.
McMoran Oil and Gas Company
Medco Petroleum Management LLC
Merit Energy Company
Mewbourne Oil Company
Mustang Fuel Corporation
Nearburg Producing Company
Newfield Exploration Company
Nexen Petroleum U.S.A. Inc.
NFR Energy LLC
Noble Energy, Inc.
Oasis Petroleum LLC
Panhandle Oil and Gas Inc.
Penn Virginia Oil & Gas
Petro-Canada Resources (USA) Inc
PETROFLOW Energy, Ltd.
Petroglyph Energy, Inc.
Petrohawk Energy Corporation
Petro-Hunt, LLC
Petroleum Development Corporation
PetroQuest Energy LLC
Phoenix Exploration Company
Pioneer Natural Resources USA, Inc.
Plains Exploration & Production Company
Quantum Resources Management, LLC
Questar Market Resources Group
Quicksilver Resources Inc.
Range Resources Corporation
Read and Stevens, Inc.
Rex Energy Operating Corp.
Rosetta Resources Inc.
Samson
Seneca Resources Corporation
Sinclair Oil and Gas Company
Southwestern Energy Production Company
St. Mary Land & Exploration Company
Stone Energy Corporation
Swift Energy Operating, LLC
T-C Oil Company
Tema Oil and Gas Company
Texas Petroleum Investment Company
Thums Long Beach Company
TOTAL E&P USA, INC.
Triad Energy Corporation
Tri-Valley Corporation
Ultra Petroleum Corp.
Vanco Energy Company
Vantage Energy L.L.C
Venoco, Inc.
Vernon E. Faulconer, Inc.
Wagner & Brown, Ltd.
Western Production Company
Weyerhaeuser Company
Whiting Petroleum Corporation
Williams
Woodside Energy (USA) Inc
XTO Energy, Inc.
Yuma Exploration and Production
Company, Inc.

Mercer's 2009 Total Compensation Survey for the Energy Sector

Abraxas Petroleum Corporation
Aera Energy, LLC
AGL Resources, Inc.
Aker Solutions
Alliance Pipeline, Inc.
Alyeska Pipeline Service Company
Ameren Corporation
Anadarko Petroleum Corporation
Apache Corporation
Arch Coal, Inc.
Aspect Energy, LLC
Aspect Energy, LLC – Aspect Abundant
Shale LP
Aspect Energy, LLC – Hungaria
Horizon Energy
Associated Electric Cooperative, Inc.
Atlas America, Inc.
Atlas Pipeline Mid-Continent
Baker Hughes, Inc.
Baker Hughes, Inc. – Baker Atlas
Baker Hughes, Inc. – Baker Drilling Fluids
Baker Hughes, Inc. – Baker Oil Tools
Baker Hughes, Inc. – Baker Petrolite
Baker Hughes, Inc. – Centrilift
Baker Hughes, Inc. – Hughes Christensen
Baker Hughes, Inc. – Inteq
Baker Hughes, Inc. – Production Quest
Basic Energy Services, Inc.
BHP Billiton, Ltd. – BHP Billiton Petroleum
(Americas), Inc.
Boardwalk Pipeline Partners LP
BP plc – BP North America Exploration
& Production
BreitBurn Energy Partners LP
BreitBurn Energy Partners LP –
Eastern Division
BreitBurn Energy Partners LP –
Orcutt Facility
BreitBurn Energy Partners LP – West
Pico Facility
BreitBurn Energy Partners LP –
Western Div – California Operations
BreitBurn Energy Partners LP –
Western Div – Florida Operations
BreitBurn Energy Partners LP –
Western Div – Wyoming Operations
BreitBurn Energy Partners LP –
Western Division
Bridwell Oil Company
Brigham Exploration Company
Brookfield Asset Management, Inc. –
Brookfield Renewable Power
Bunge Ltd. – BG US Services
Burnett Oil Company, Inc.
California ISO
Cameron International Corporation
Cameron International Corporation –
Aftermarket
Cameron International Corporation –
Centrifugal
Cameron International Corporation –
Compression Systems
Cameron International Corporation –
Distributed Valves
Cameron International Corporation –
Drilling & Production Systems
Cameron International Corporation –
Drilling Systems
Cameron International Corporation –
Engineered Valves
Cameron International Corporation –
Flow Control
Cameron International Corporation –
Measurement Division
Cameron International Corporation –
Petreco Process Systems
Cameron International Corporation –
Process Valves
Cameron International Corporation –
Reciprocating
Cameron International Corporation –
Subsea Systems
Cameron International Corporation –
Surface Systems
Cameron International Corporation –
Valves & Measurement
CenterPoint Energy, Inc.
CGGVeritas
Chesapeake Energy Corporation
Chesapeake Energy Corporation – CEMI
Chesapeake Energy Corporation –
Chesapeake App
Chesapeake Energy Corporation –
Chesapeake Midstream Partners
Chesapeake Energy Corporation – Compass
Chesapeake Energy Corporation –
Diamond Y
Chesapeake Energy Corporation –
Great Plains
Chesapeake Energy Corporation –
Hodges
Chesapeake Energy Corporation –
Midcon
Chesapeake Energy Corporation –
Nomac
Chief Oil & Gas, LLC
CHS, Inc. – Energy

Cimarex Energy Company
Cinco Natural Resources Corporation
Citation Oil & Gas Corporation
CITGO Petroleum Corporation
Cleco Corporation
Concho Resources, Inc. – COG Operating, LLC
Colonial Pipeline Company
Conectiv Energy
Constellation Energy Partners, LLC
Core Laboratories N.V.
CPS Energy
DCP Midstream, LLC
Det Norske Veritas AS – Det Norske Veritas (USA), Inc
Devon Energy Corporation
Diamond Offshore Drilling, Inc.
Dominion Resources, Inc.
Dominion Resources, Inc. – Dominion Energy
Dominion Resources, Inc. – Dominion Generation
Dominion Resources, Inc. – Dominion Virginia Power
Dresser-Rand Group, Inc.
Dresser-Rand Group, Inc. – Field Operations
Dresser-Rand Group, Inc. – North America Operations
Dresser-Rand Group, Inc. – Product Services
DTE Energy Company
DynMcDermott Petroleum Operations
Edison Mission Energy
Edison Mission Energy – Edison Mission M&T
Edison Mission Energy – Edison Mission O&M
Edison Mission Energy – EME Homer City Generation
Edison Mission Energy – Midwest Generation EME
Edison Mission Energy – Midwest Generation, LLC
El Paso Corporation
El Paso Corporation – Exploration & Production
El Paso Corporation – Pipeline Group
EnCana Oil & Gas (USA), Inc.
Energy Future Holdings Corporation
Energy Future Holdings Corporation – Luminant
Energy Future Holdings Corporation – Luminant Energy Company, LLC
Energy Future Holdings Corporation – Oncor Electric Delivery Company, LLC
Energy Future Holdings Corporation – TXU Energy Retail Company, LLC
Enerplus Resources Fund – Enerplus Resources (USA) Corporation
EnerVest Management Partners, Ltd.
Eni SpA – Eni US Operating Company, Inc.
ENSCO International, Inc.
ENSCO International, Inc. – Deepwater Business Unit
ENSCO International, Inc. – North & South America Business Unit
Entegra Power Services, LLC
EOG Resources, Inc.
E. ON AG – E. ON U.S.
EXCO Resources, Inc.
EXCO Resources, Inc. – EXCO Appalachia
EXCO Resources, Inc. – EXCO East TX/LA
EXCO Resources, Inc. – EXCO Mid-Continent
EXCO Resources, Inc. – EXCO Midstream
EXCO Resources, Inc. – EXCO Permian/Rockies
Explorer Pipeline Company
Exterran Holdings, Inc.
Fasken Oil and Ranch, Ltd.
Forest Oil Corporation
Fortuna Energy, Inc.
FX Energy, Inc.
FX Energy, Inc – FX Drilling Company, Inc.
Genesis Energy, LLC
Global Industries, Ltd.
Great River Energy
Halliburton Company
Helmerich & Payne, Inc.
Hess Corporation – Exploration & Production
HighMount Exploration & Production, LLC
Hilcorp Energy Company
Hilcorp Energy Company – Harvest Pipeline Company
Holly Corporation
Holly Corporation – Holly Asphalt Company
Holly Corporation – Holly Logistic Services
Holly Corporation – Holly Refining and Marketing Woods Cross
Holly Corporation – Navajo Refining Company
Hunt Consolidated – Hunt Oil Company
Jacksonville Electric Authority
Kinder Morgan, Inc.
Lario Oil & Gas Company
Legacy Reserves LP
Linn Energy, LLC
Maersk, Inc. – Moller Supply Services
Magellan Midstream Holdings LP
Magellan Midstream Holdings LP – Transportation
Magellan Midstream Holdings LP – Transportation and Terminals
MarkWest Energy Partners LP
MarkWest Energy Partners LP – Gulf Coast Business Unit
MarkWest Energy Partners LP – Northeast Business Unit
MarkWest Energy Partners LP – Southwest Business Unit
McMoRan Exploration Company
MCX Exploration (USA), Ltd.
MDU Resources Group, Inc.
MDU Resources Group, Inc. – WBI Holdings, Inc.
Medco Petroleum Management
Mestena Operating, Ltd.
Mirant Corporation
MitEnergy Upstream, LLC
Murphy Oil Corporation
NATCO Group, Inc.
Nexen, Inc. – Nexen Petroleum USA, Inc.
Nippon Oil Exploration USA, Ltd.
NiSource, Inc.
NiSource, Inc. – Bay State Gas Company
NiSource, Inc. – Columbia Gas of Kentucky
NiSource, Inc. – Columbia Gas of Ohio
NiSource, Inc. – Columbia Gas of Pennsylvania
NiSource, Inc. – Columbia Gas of Virginia
NiSource, Inc. – Energy USA
NiSource, Inc. – NIE
NiSource, Inc. – NiSource Energy Tech Inc
NiSource, Inc. – NiSource Gas Trans & Storage
NiSource, Inc. – Transmission Corp
Noble Corporation
Noble Corporation – Noble Drilling Services, Inc.
Noble Energy, Inc.
Occidental Petroleum Corporation – Thums Long Beach Company
Oceaneering International, Inc.
Oceaneering International, Inc. – Americas
Oceaneering International, Inc. – Multiflex
Oceaneering International, Inc. – Oceaneering Intervention Engineering
OGE Energy Corp
Oglethorpe Power Corporation
ONEOK, Inc.
ONEOK, Inc. – Kansas Gas Service Division
ONEOK, Inc. – Oklahoma Natural Gas Division
ONEOK, Inc. – ONEOK Energy Services
ONEOK, Inc. – ONEOK Partners
ONEOK, Inc. – Texas Gas Service Divison
PacifiCorp
Parallel Petroleum Corporation
Parker Drilling Company
Pason Systems USA Corporation
Pepco Holdings, Inc.
Petro-Canada USA, Inc.
Petroleum Development Corporation
Pioneer Natural Resources Company
PJM Interconnection
Plains All American Pipeline LP
Plains Exploration & Production Company
Precision Drilling Oilfield Services Corporation
Pride International, Inc.
ProLiance Energy, LLC
Puget Sound Energy
Questar Corporation
Questar Corporation – Questar Market Resources
Quicksilver Resources, Inc.
R. Lacy, Inc. – R. Lacy Services, Ltd.
RAM Energy Resources, Inc.
Range Resources Corporation
Regency Gas Services
Resolute Natural Resources Company
RKI Exploration & Production, LLC
Rosewood Resources, Inc.
Rosewood Resources, Inc. – Rosewood Services Company
Rowan Companies, Inc.
SAIC, Inc.
SCANA Corporation
SCANA Corporation – Carolina Gas Transmission Corporation (CGTC)
SCANA Corporation – PSNC Energy
SCANA Corporation – SCE&G (South Carolina Electric and Gas Company)
SCANA Corporation – SEMI (SCANA Energy Marketing, Inc.)
Schlumberger Limited – Schlumberger Oilfield Services
Seneca Resources Corporation
Smith International, Inc.
Smith International, Inc. – MI Swaco
Southern Company
Southern Company – Alabama Power Company
Southern Company – Georgia Power
Southern Company – Gulf Power Company
Southern Union Company
Southern Union Company – Missouri Gas Energy
Southern Union Company – New England Gas
Southern Union Company – Panhandle Energy
Southern Union Company – Southern Union Gas Services
Southwest Gas Corporation
Southwestern Energy Company
Sprague Energy Corporation

PROXY

StatoilHydro
Tellus Operating Group, LLC
Tesco Corporation
The Williams Companies, Inc.
The Williams Companies, Inc. – E&P
The Williams Companies, Inc. – Midstream
The Williams Companies, Inc. – Williams Gas Pipeline (WGP)
TransCanada
TransCanada – Gas Transmission Northwest (GTN)
TransCanada – Northern Border Pipeline
TransCanada – US Pipeline Central
Transocean, Inc.
Ultra Petroleum Corporation
Unit Corporation
Unit Corporation – Superior Pipeline Company
Unit Corporation – Unit Drilling Company
Unit Corporation – Unit Petroleum Company
Venoco, Inc.
Verado Energy, Inc.
Washington Gas Light Company
Weatherford International, Ltd.
Weatherford International, Ltd. – US Region
Western Production Company
Xcel Energy, Inc.
XTO Energy, Inc.

Watson Wyatt's (Towers Watson) 2009/2010 Top Management Compensation Survey

3M Company
A. O. Smith Corporation
A. Schulman, Inc.
AAA
ABB, Inc.
Abbott Laboratories
Abercrombie & Fitch Company
ABM Industries, Inc.
Accor North America
Activision Blizzard, Inc.
The Actors Fund of America
Actuant Corporation
Acuity
Acuity Brands, Inc.
ACUMED LLC
Adams Resources & Energy, Inc.
Administaff, Inc.
Adobe Systems Incorporated
ADTRAN Incorporated
Advance Auto Parts
Advanced Micro Devices, Inc.
Adventist Health System
AECOM Technology Corporation
Aegon USA
Aeropostale, Inc.
The AES Corporation
Aetna, Inc.
Affiliated Computer Services, Inc.
Affinia Group, Inc.
Affinity Plus Federal Credit Union
AFLAC Incorporated
AGCO Corporation
AgFirst
Agilent Technologies, Inc.
AGL Resources, Inc.
AgriBank, FCB
Air Products & Chemicals, Inc.
Airlines Reporting Corporation
AirTran Holdings, Inc.
AK Steel Holding Corporation
Aker Solutions
Alaska Air Group, Inc.
Albemarle Corporation
Alcoa, Inc.
Alexander & Baldwin, Inc.
Alfa Laval, Inc.
Allegheny County Sanitary Authority
Allegheny Energy, Inc.
Allegheny Technologies Incorporated
Allergan, Inc.
Allete
Alliance Data Systems Corporation
Alliance Residential Company
Alliant Energy Corporation
The Allstate Corporation
Alpha Innotech Corporation
Alpha Natural Resources, Inc.
ALSAC St. Jude
Altria Group, Inc.
Altru Health System
Amazon.com, Inc.
Amcore Bank
Ameren Corporation
American Airlines
American Axle & Manufacturing Holdings, Inc.
American Cancer Society, Inc.
American Commercial Lines, Inc.
American Dehydrated Foods, Inc.
American Eagle Outfitters
American Electric Power Company, Inc.
American Enterprise
American Express Company
American Family Insurance
American Financial Group
American Greetings Corporation
American Red Cross
American Water
Americas Styrenics
AMERIGROUP Corporation
AmeriPride Services, Inc.
Ameriprise Financial, Inc.
AmerisourceBergen Corporation
Ameristar Casinos
Ames True Temper
AMETEK, Inc.
AMETEK, Inc./Advanced Measurement Technology, Inc.
Amgen, Inc.
Amkor Technology, Inc.
Amphenol Corporation
AMR Corporation
Amtrak
Anadarko Petroleum Corporation
Analog Devices, Inc.
Anchor Bank North America
Andersen Corporation
The Andersons, Inc.
ANH Refractories Company
Anixter International, Inc.
AnnTaylor Stores Corporation
The Antioch Company
Aon Corporation
APAC Customer Services
Apache Corporation
Apollo Group
Apple, Inc.
Applied Materials, Inc.
AptarGroup, Inc.
ARAMARK Corporation
Arch Coal, Inc.
Archstone
Areva NP, Inc.
ARINC, Inc.
The Arizona Republic
Arkansas Best Corporation
Armstrong World Industries, Inc.
Arrow Electronics, Inc.
ArvinMeritor, Inc.
Asbury Automotive Group, Inc.
ASCAP
Ascent Media Group
Ashland, Inc.
Asset Marketing Service, Inc.
Assurant Health
Assurant, Inc.
Asurion Corporation
AT&T, Inc.
Atmos Energy Corporation
Aurora Healthcare
The Auto Club Group
Autodesk, Inc.
Autoliv North America, Inc.
Automobile Club of Southern California
AutoNation, Inc.
AutoZone, Inc.
Aveda Corporation
Avery Dennison Corporation
Avis Budget Group
Avista Corporation
Avon Products, Inc.
Axsys
B Braun Medical, Inc.
Babcock & Wilcox Company
Babson College
Baker Hughes Incorporated
Baldor Electric Company
Ball Corporation
Bank of America Corporation
The Bank of New York Mellon Corporation
Baptist Health
Baptist Health System
Barloworld Handling
Barnes & Noble, Inc.
Basler Electric Company
Baxa Corporation
Baxter International, Inc.
Baylor College of Medicine
Baylor Health Care System
BB&T Corporation
BE Aerospace, Inc.
Beacon Roofing Supply, Inc.
BearingPoint, Inc.
Beazer Homes USA, Inc.
Bechtel Systems & Infrastructure, Inc.
Beckman Coulter, Inc.
Becton, Dickinson and Company
Behr America, Inc.
Belden, Inc.
Belk, Inc.
Bemis Company, Inc.
Bemis Manufacturing Company
Benchmark Electronics, Inc.
Berkshire Hathaway, Inc.
Berwick Offray LLC
Best Buy Co., Inc.
Big Lots, Inc.
Biodynamic Research Corporation
Biogen Idec, Inc.
Biomet
Bio-Rad Laboratories, Inc.
BJ Services Company
BJ's Wholesale Club
The Black & Decker Corporation
BlackRock, Inc.
Blockbuster, Inc.
Blue Cross & Blue Shield of Nebraska
Blue Cross & Blue Shield of South Carolina

Blue Cross & Blue Shield of Tennessee
Blue Cross Blue Shield of Louisiana
Blue Cross of Idaho Health Service, Inc.
Blue Cross of Northeastern Pennsylvania
BlueLinx Holdings, Inc.
BMW Manufacturing Corporation
Board of Governors of the Federal Reserve System
Bob Evans Farms
The Boeing Company
Boise Cascade Holdings LLC
Boise, Inc.
The Bon-Ton Stores, Inc.
Borders Group, Inc.
BorgWarner, Inc.
Bosch Packaging Services
Boston Scientific Corporation
Boy Scouts of America
Boyd Gaming Corporate
Boys & Girls Clubs of America
Bradley Corporation
Brady Corporation
Briggs & Stratton Corporation
Brightpoint, Inc.
The Brink's Company
Bristol Myers Squibb Company
Broadcom Corporation
Broadridge Financial Solutions, Inc.
Brookdale Senior Living, Inc.
Brown Shoe Company, Inc.
Brownells, Inc.
Brunswick Corporation
Bryant University
BSSI
Buckeye GP Holdings LP
Bucyrus International, Inc.
Buffets, Inc.
Building Materials Holding Corporation
Burger King Holdings, Inc.
Burlington Northern Santa Fe Corporation
C.H. Robinson Worldwide, Inc.
C.R. Bard, Inc.
Cabela's Incorporated
Cablevision Systems Corporation
Cabot Corporation
CACI International, Inc.
Caelum Research Corporation
Calibre Systems
California Casualty Management Company
California Institute of Technology
California Water Service Company
Calpine Corporation
Calumet Specialty Products Partners LP
Cameron International Corporation
Camoplast, Inc.
Campbell Soup Company
Canyon Ranch
Capital One Financial Corporation
Career Education Corporation
Career Service Authority City and County of Denver
CareFirst BlueCross BlueShield
Carle Clinic Association
Carlisle Companies, Inc.
Carlson Companies, Inc.
CarMax
Carpenter Technology Corporation
Carter
Casino Arizona
Catalyst Health Solutions, Inc.
Caterpillar, Inc.
CB Richards Ellis
CBS Corporation
CC Media Holdings, Inc.
CDM
Celanese Corporation
Celgene Corporation
Cell Therapeutics, Inc.
CEMEX, Inc.
Centene Corporation
CenterPoint Energy, Inc.
Century Aluminum Company
Century Tel, Inc.
Cenveo, Inc.
Cephalon, Inc.
CF Industries Holdings, Inc.
The Charles Schwab Corporation
Chemtreat, Inc.
Chenega Corporation
Chesapeake Energy Corporation
Chevron Corporation
Chicago Transit Authority
Chico's FAS, Inc.
Children's Healthcare Atlanta
Children's Home Society
Chiquita Brands International, Inc.
Choice Hotels International
CHS, Inc.
The Chubb Corporation
Chumash Employee Resource Center
Church & Dwight Co., Inc.
Church of Jesus Christ of Latter-Day Saints
CIGNA Corporation
Cimarex Energy Company
Cincinnati Financial Corporation
Cinemark Holdings, Inc.
CIT Group, Inc.
Citationshares
Citigroup, Inc.
City of Austin
City of Charlotte
City of Columbus
City of Garland
City of Houston
City of Philadelphia
Clarian Health Partners
Cleco Corporation
Cliffs Natural Resources, Inc.
The Clorox Company
ClubCorp, Inc.
CME Group, Inc.
CMS Energy Corporation
CNL Financial Group
Coca-Cola Bottling Company Consolidated
The Coca-Cola Company
Coca-Cola Enterprises, Inc.
Cognizant Technology Solutions Corporation
Colgate-Palmolive Company
Collective Brands, Inc.
The Colman Group, Inc.
Colonial Bank
Colorado Springs Utilities
Colsa Corporation
Columbia Sportswear Company
Columbus Foods LLC
Comcast Corporation
Comerica Incorporated
Commercial Metals Company
CommScope, Inc.
Community Health Network
Community Health Systems
The Community Preservation Corporation
Compass Group, North America Division
Complete Production Services, Inc.
Computer Sciences Corporation
Computer Task Group
ConocoPhillips
Conseco, Inc.
CONSOL Energy, Inc.
Consolidated Edison, Inc.
Constellation Energy Group, Inc.
Continental Airlines, Inc.
Convenience Food Systems, Inc.
Convergys Corporation
Con-way, Inc.
Cooper Standard Automotive
Cooper Tire & Rubber Company
Core Laboratories
Core-Mark Holding Company, Inc.
Corn Products International, Inc.
Cornell University
Corning Incorporated
Correctional Medical Services
Corrections Corporation of America
Costco Wholesale Corporation
Country Insurance & Financial
The Country Vintner
Covance, Inc.
Coventry Health Care, Inc.
Cox Enterprises, Inc.
Cox Target Media Valpak
CPS Energy
Cracker Barrel Old Country Store, Inc.
Crane Company
Cree, Inc.
Croda, Inc.
Crosstex Energy, Inc.
Crown Castle International Corporation
Crown Cork & Seal
CSX Corporation
Cummins, Inc.
CUNA Mutual Group
Curtiss-Wright Corporation
CVR Energy, Inc.
CVS Caremark
Cypress Semiconductor Corporation
Cytec Industries, Inc.
D & E Communications, Inc.
D.R. Horton, Inc.
Daimler Financial Services
Dakota Electric Association
Dallas County
Dal-Tile, Inc.
Dana Holding Corporation
Danaher Corporation
Data Center, Inc.
DaVita, Inc.
Dean Foods
Deckers Outdoor Corporation
The Decurion Corporation
Deere & Company
Dekalb Regional Healthcare Systems
Del Monte Fresh Produce Company
Delorme Publishing
Delphi Corporation
Delta Air Lines, Inc.
Denso International America
Denso Manufacturing Michigan, Inc.
DENTSPLY International, Inc.
DePaul University
Devon Energy Corporation
DeVry University
DFW International Airport
Dick's Sporting Goods
Dickstein Shapiro LLP
Diebold Incorporated
Dillard's, Inc.
Direct Financial Solutions, Inc.
The DIRECTV Group, Inc.
Discover Financial Services
Discovery Communications, Inc.
DISH Network Corporation
Doherty Employer Services
Dole Food Company, Inc.
Dollar General Corporation

Dominion Resources, Inc.
Donaldson Company, Inc.
Dover Corporation
The Dow Chemical Company
Dr. Pepper Snapple Group, Inc.
Dresser-Rand Group, Inc.
DSC Logistics
DST Systems, Inc.
DTE Energy
Duane Reade Holdings, Inc.
Duke Energy Corporation
Duke Realty Corporation
Duke University & Health System
The Dun & Bradstreet Corporation
DuPont
Dynegy, Inc.
DynMcDermott
E J Brooks Company
E*TRADE Financial Corporation
The E.W. Scripps Company
Eagle Rock Energy Partners LP
Early Warning Services
Eastman Chemical Company
Eastman Kodak Company
Eaton Corporation
eBay
Ecolab, Inc.
Edison International
Edison Mission Energy
Education Management Corporation
Edward Jones & Company
Edwards Lifesciences
EG&G – Defense Materials
EG&G Services
El Paso Corporation
Element K
Eli Lilly & Company
Elizabeth Arden, Inc.
EMC Corporation
EMCOR Group, Inc.
Emerson Climate Technologies/Copeland
Emerson Electric
Enbridge Energy Partners LP
Energizer Holdings, Inc.
Energy Future Holdings Corporation
Energy Transfer Equity LP
Ensco International Incorporated
Entergy Corporation
Enterprise GP Holdings LP
Entertainment Publications
EOG Resources, Inc.
EON US LLC
Equifax, Inc.
Equity Residential
Erie Insurance Group
ESCO Corporation
ESCO Technologies
The Estee Lauder Companies, Inc.
Esterline Technologies Corporation
Etnyre International, Ltd.
Europ Assistance USA
Evraz Oregon Steel Mills
Exel, Inc.
Exelon Corporation
Exempla Health Care, Inc.
Exide Technologies
Expedia, Inc.
Expeditors International of Washington
Experian
Express Scripts, Inc.
Extendicare Health Services
Exterran Holdings, Inc.
Exxon Mobil Corporation
FAIR Plan Insurance Placement Facility of Pennsylvania
Family Dollar Stores, Inc.
Farmland Foods, Inc.
Fastenal Company
FCI USA, Inc.
Federal Home Loan Bank of Atlanta
Federal Reserve Bank of Atlanta
Federal Reserve Bank of Boston
Federal Reserve Bank of Cleveland
Federal Reserve Bank of Dallas
Federal Reserve Bank of Kansas City
Federal Reserve Bank of Minneapolis
Federal Reserve Bank of Philadelphia
Federal Reserve Bank of San Francisco
Federal Reserve Bank of St. Louis
FedEx Express
FedEx Ground
FedEx Office
Fender Musical Instruments
Ferguson Enterprises
Fermi National Accelerator Laboratory
FerrellGas, Inc.
Ferro Corporation
Fidelity National Financial, Inc.
Fidelity National Information Services
Fifth Third Bancorp
The First American Corporation
First American Corporation
First Bank
First Citizens Bank
First Data Corporation
First Horizon National Corporation
First Interstate BancSystem
First Place Bank
First Priority
First Solar, Inc.
FirstEnergy Corporation
Fiserv, Inc.
Fleetwood Group
Flexcon Company, Inc.
Flexible Steel Lacing Company
Florida's Blood Centers, Inc.
Flowers Foods, Inc.
Flowserve Corporation
Fluor Corporation
FMC Corporation
FMC Technologies, Inc.
Foot Locker, Inc.
Ford Motor Company
Forth Worth Independent School District
Fortune Brands
Foseco Metallurgical, Inc.
Fox Chase Cancer Center
FPL Group, Inc.
Franklin Resources, Inc.
Franklin W Olin College Engineering
Freeman Companies
Freeport-McMoRan Copper & Gold, Inc.
Freescale Semiconductor, Inc.
Fremont Group
Froedtert & Community Health
Frontier Communications Corporation
Frontier Oil Corporation
Furniture Brands International, Inc.
G&K Services
G. Loomis, Inc.
Gannett Co., Inc.
The Gap, Inc.
Gardner Denver, Inc.
Garmin International
Gaylord Entertainment
General Cable Corporation
General Dynamics Corporation
General Dynamics Information Technology
General Growth Properties, Inc.
General Motors Corporation
Genuine Parts Company
Genworth Financial, Inc.
Genzyme Corporation
Georg Fischer Signet LLC
Georgia Gulf Corporation
Georgia Institute of Technology
Georgia System Operations Corporation
Gerdau Ameristeel
Gilead Sciences, Inc.
Global Partners LP
Godiva, Inc.
Gold Eagle Company
Goldman Sachs Group, Inc.
Goodrich Corporation
The Goodyear Tire & Rubber Company
Google, Inc.
Government Employees Health Association, Inc.
Graco, Inc.
Graham Packaging
Grande Cheese Company
Grange Mutual Insurance Companies
Granite Construction, Inc.
Graybar Electric Company, Inc.
Great Plains Energy Incorporated
Greatwide Truckload Management
Greif, Inc.
Greyhound Lines, Inc.
Group 1 Automotive, Inc.
GuideStone Financial Resources
Gulfstream Aerospace Corporation
H Lee Moffitt Cancer Center & Research Institute
Halliburton Company
Hanesbrands, Inc.
Hannaford Bros. Company
The Hanover Insurance Group, Inc.
Hapag-Lloyd (America), Inc.
Harley Davidson Motor Company
Harman International Industries, Inc.
Harrah's Entertainment
Harris County Hospital District
Harsco Corporation
Hartford Financial Services
Harvard Vanguard Medical Association
Harvey Industries
Hasbro, Inc.
Hastings Mutual Insurance Company
Hawaiian Electric Industries, Inc.
Haynes International, Inc.
Hazelden Foundation
HCA, Inc.
HCC Insurance Holdings, Inc.
HD Supply
Health Management Associates, Inc.
Health Net
Health Partners
HealthNow New York
HealthSouth Corporation
HealthSpring, Inc.
HealthTrans
H-E-B
Helix Energy Solutions Group, Inc.
Helmerich & Payne, Inc.
Hendrick Medical Center
Hendrickson International
Henry Ford Health System
Henry Schein, Inc.
Herman Miller, Inc.
The Hershey Company
The Hertz Corporation
Hess Corporation
Hewitt Associates, Inc.
Hewlett-Packard Company
Hexion Specialty Chemicals, Inc.

Highlights for Children, Inc.
Highmark, Inc.
HighMount Exploration & Production LLC
Hill Phoenix
Hill-Rom Holdings, Inc.
Hilti, Inc.
Hilton Hotels Corporation (Promus Hotels)
Hines Interests
Hitachi
HNI Corporation
HNTB Corporation
Holden Industries, Inc.
Holly Corporation
The Home Depot, Inc.
Home Shopping Network
Honeywell International, Inc.
Hormel Foods Corporation
Hospira, Inc.
Host Hotels & Resorts, Inc.
Hovnanian Enterprises, Inc.
Hub Group, Inc.
Hubbard Feeds, Inc.
Hubbell Incorporated
Hudson City Bancorp, Inc.
Humana, Inc.
Hunter Douglas, Inc.
Hunter Industries
Huntington Bancshares Incorporated
Huntsman Corporation
Huron Consulting Group
Hutchinson Technology, Inc.
Hyatt Hotels Corporation
Hyundai Motor America
IAC/InterActiveCorp
Iasis Healthcare Corporation
IBA USA, Inc.
Icahn Enterprises LP
IDT Corporation
Illinois Tool Works, Inc.
Imation Corporation
Imerys
IMS Health, Inc.
Indianapolis Power & Light Company
Inergy Holdings LP
Information Management Service
Ingersoll Rand
Ingles Markets, Incorporated
Ingram Industries, Inc.
Ingram Micro, Inc.
Inmar, Inc.
Inolex Chemical Company
INOVA Health Systems
In-Sink-Erator
Institute of Nuclear Power Operations
Integrys Energy Group, Inc.
Intel Corporation
Interactive Brokers Group, Inc.
International Assets Holding Corporation
International Business Machines Corporation
International Flavors & Fragrances, Inc.
International Game Technology
International Paper Company
Interpublic Group of Companies, Inc.
Intertape Polymer Group
Intuit, Inc.
Invacare Corporation
Invensys Controls
Iron Mountain Incorporated
The Irvine Company
Isuzu Motors America, Inc.
Ithaca College
Itochu International, Inc.
Itron, Inc.
ITT Corporation
ITT Industries Advanced Engineering & Sciences
ITT Systems Division
J J Keller & Associates, Inc.
J R Simplot Company
J.B. Hunt Transport Services, Inc.
J.C. Penney Company, Inc.
Jabil
Jack in the Box, Inc.
Jacobs Engineering Group, Inc.
Jacobs Technology, Inc.
Jarden Consumer Solutions
Jarden Corporation
Jefferson Science Associates
Jefferson Wells International
Jet Blue Airways
JM Family Enterprises
Jo-Ann Stores, Inc.
John Crane, Inc.
John Wiley & Sons, Inc.
Johns Hopkins Medical Services
Johnson & Johnson
Johnson Controls, Inc.
Johnson Financial Group
JohnsonDiversey, Inc.
Jones Apparel Group, Inc.
Jones Lang LaSalle
Joy Global, Inc.
JPMorgan Chase & Co.
Judicial Council of California
Juniper Networks, Inc.
Kalsec, Inc.
Kansas City Southern
Kansas Farm Bureau
KAR Holdings, Inc.
KB Home
KBR, Inc.
Keihin Indiana Precision Technology
Kellogg Company
Kelly Services, Inc.
Kewaunee Scientific Corporation
Key Energy Services, Inc.
KeyCorp
Keystone Automotive Industries
Keystone Foods Corporation
Kimberly-Clark Corporation
Kindred Healthcare, Inc.
Kinetic Concepts, Inc.
Kingston Technology
KLA-Tencor Corporation
Knight, Inc.
Kohl's Corporation
Kraft Foods, Inc.
The Kroger Company
Kruger International
Kyocera America, Inc.
L L Bean, Inc.
L-3 Communications Holdings, Inc.
Lab Volt Systems
Laboratory Corporation of America Holdings
The Laclede Group, Inc.
Lake Federal Bank
Lam Research Corporation
Lancaster General Hospital
Land O'Lakes, Inc.
Landstar System, Inc.
Lansing Board of Water & Light
Las Vegas Sands Corporation
La-Z-Boy Chair Company
Leap Wireless International, Inc.
Lear Corporation
Leggett & Platt, Inc.
Lender Processing Services, Inc.
Lennar Corporation
Lennox International, Inc.
Level 3 Communications, Inc.
Levi Strauss & Company
Lexmark International, Inc.
LG Electronics USA, Inc.
Liberty Global, Inc.
Liberty Media Corporation (Interactive)
LifeMasters Supported SelfCare, Inc.
LifePoint Hospitals, Inc.
Lighthouse Computer Services
Limited Brands
Lincoln Electric Holdings, Inc.
Lincoln National Corporation
Lithia Motors, Inc.
Little Lady Foods
Liz Claiborne, Inc.
LKQ Corporation
Lockheed Martin Corporation
Lockton Companies
Loews Corporation
Lowe's Companies, Inc.
Lower Colorado River Authority
Lozier Corporation
LSG Sky Chefs
LSI Corporation
Lubrizol Corporation
Luck Stone Corporation
Luther Midelfort-Mayo Health System
Lutron Electronics
Luxottica Retail
M&T Bank Corporation
Macy's, Inc.
Maersk, Inc.
Magellan Health Services
Mahr Federal, Inc.
Malco Products, Inc.
Manitowoc Company, Inc.
Mannington Mills, Inc.
Manpower International, Inc.
Manpower, Inc.
ManTech International Corporation
Marathon Oil Corporation
Maricopa County Office of Management & Budget
Maricopa Integrated Health System
The Mark Travel Corporation
Markel Corporation
Market Planning Solutions, Inc.
Marriott International, Inc.
Mars North America
Marsh & McLennan Companies, Inc.
Marshall & Ilsley Corporation
Marshfield Clinic
MARTA
Martin Marietta Materials, Inc.
Mary Kay, Inc.
Masco Corporation
Massey Energy Company
MasterCard Incorporated
Mattel, Inc.
Maui Jim, Inc.
Maxim Integrated Products, Inc.
Mayo Clinic
The McClatchy Company
McCormick & Company, Incorporated
McDonald's Corporation
MCG Health, Inc.
The McGraw-Hill Companies, Inc.
McKesson Medical-Surgical
MD Anderson Cancer Center
MDU Resources Group, Inc.
MeadWestvaco Corporation
Medco Health Solutions, Inc.
Media General, Inc.
Meeting Consultants, Inc.
MEMC Electronic Materials, Inc.

Mercantile Commerce Bank
Mercer University
Merck & Co., Inc.
Mercury General Corporation
Merit Medical Systems
MeritCare Health System
Merrill Corporation
Metals USA, Inc.
Metavante
The Methodist Health Care Corporation
MetroPCS Communications, Inc.
Metropolitan Life Insurance Company
Metropolitan Transit Authority
Mettler-Toledo International, Inc.
MFS Investment Management
MGIC Investment Corporation
Miami Children's Hospital
Michael Baker Corporation
Michael Foods, Inc.
Michaels Stores, Inc.
Micron Technology, Inc.
MidAmerican Energy Company
Midwest Research Institute
Mike Albert Leasing, Inc.
Millennium Inorganic Chemicals
MillerCoors
Minco Products, Inc.
Mine Safety Appliances Company
Miniature Precision Components, Inc.
Minntech Corporation
Mirant Corporation
Missouri Department of Conservation
Missouri Department of Transportation
Mitsubishi International Corporation
Mitsui & Company USA, Inc.
MMS Consultants, Inc.
Mohawk Industries
Mohegan Sun Casino
Molex, Inc.
Molina Healthcare, Inc.
Molson Coors Brewing Company
Moneris Solutions Corporation
Monsanto Company
Moody's Corporation
Moog, Inc.
Morgan Stanley
Motorola, Inc.
MPS Group, Inc.
MSC Industrial Direct
MTA Long Island Bus
MTD Products, Inc.
MTS System Corporation
Mueller Industries, Inc.
Mueller Water Products, Inc.
Murphy Oil Corporation
Mutual of Enumclaw Insurance Company
Mutual of Omaha
Mylan, Inc.
NACCO Industries, Inc.
Nalco Company
NASDAQ OMX Group, Inc.
Nash-Finch Company
National Academies
National Fuel Gas Company
National Futures Association
National Interstate Insurance Company
National Radio Astronomy Observatory
National Safety Council
National Tobacco Company
National-Oilwell Varco, Inc.
Nature's Sunshine Products, Inc.
Navistar International Corporation
Navy Exchange Service Command
NBTY, Inc.
NCCI Holdings, Inc.
NCI Building Systems, Inc.
NCMIC Group, Inc.
NCR Corporation
Nebraska Public Power District
NetApp, Inc.
New Hanover Regional Medical Center
New Jersey Resources Corporation
New York Hotel Trades Council
The New York Times Company
Newell Rubbermaid, Inc.
Newfield Exploration Company
Newmont Mining Corporation
NewPage Holding Corporation
Nicor Gas
Nicor, Inc.
NII Holdings, Inc.
NiSource, Inc.
Nissan North America
Nissin Foods (USA) Co., Inc.
NJM Insurance Group
Noble Energy, Inc.
Norcal Waste Systems, Inc.
Nordson Corporation
Nordstrom
Nordstrom, Inc.
Norfolk Southern Corporation
North American Hoganas
North Texas Tollway Authority
Northeast Utilities System
Northern Trust Corporation
Northrop Grumman Corporation
Northwestern Mutual Life Insurance
Norton Health Care
NRUCFC
NSK Corporation
NSTAR
NTK Holdings, Inc.
Nucor Corporation
NuStar Energy LP
NV Energy, Inc.
NVIDIA Corporation
NVR, Inc.
NYSE Euronext
O'Reilly Automotive, Inc.
Occidental Petroleum Corporation
Oceaneering International
Office Depot, Inc.
OfficeMax
OGE Energy Corporation
Ohio Public Employees Retirement System
Ohio State University
Ohio State University Medical Center
Oil States International, Inc.
Oil-Dri Corporation of America
Old Dominion Electric Cooperative
Old Republic International Corporation
Olin Corporation
OM Group, Inc.
Omnicare, Inc.
Omnicom Group, Inc.
ON Semiconductor Corporation
Oncology Nursing Society
Oncor Electric Delivery
ONEOK, Inc.
Orbital Science Corporation
Oregon State Lottery
Oriental Trading Company
OSG Tap & Die, Inc.
Oshkosh Corporation
Owens & Minor, Inc.
Owens Corning
Owens-Illinois, Inc.
Oxford Industries
PACCAR, Inc.
Pacer International, Inc.
Packaging Corporation of America
Pactiv Corporation
Pall Corporation
The Pampered Chef
Panduit Corporation
Panera LLC
The Pantry, Inc.
Papa John's International
Patterson Companies, Inc.
Patterson-UTI Energy, Inc.
Paychex
PBS
PC Connection, Inc.
Peabody Energy Corporation
Penn National Gaming, Inc.
Penn State Hershey Medical Center
Penske Automotive Group, Inc.
Pentair, Inc.
The Pep Boys – Manny, Moe & Jack
Pepco Holdings, Inc.
The Pepsi Bottling Group, Inc.
PepsiAmericas, Inc.
PepsiCo, Inc.
Perini Corporation
PerkinElmer, Inc.
Perot System
Perrigo Company
PetSmart, Inc.
Pfizer, Inc.
PG&E Corporation
PGT Industries
Phacil, Inc.
Pharmavite LLC
PharMerica Corporation
PHH Arval
PHH Corporation
PHI, Inc.
Philip Morris International, Inc.
Phillips-Van Heusen Corporation
The Phoenix Companies, Inc.
Piedmont Natural Gas Company, Inc.
Pinnacle West Capital Corporation
Pioneer Electronics (USA), Inc.
Pioneer Natural Resources
Pitney Bowes
Plains All American Pipeline LP
Plains Exploration & Production Company
The Planet Internet Services
Plexus Corporation
Plymouth Tube
PM Company
The PNC Financial Services Group, Inc.
PNM Resources, Inc.
Polaris Industries, Inc.
PolyOne Corporation
Pool Corporation
Popular, Inc.
Port of Portland
Portland General Electric Company
PPG Industries, Inc.
PPL Corporation
Praxair, Inc.
Preformed Line Products Company
Premera Blue Cross
Premier, Inc.
Price Chopper/Golub Corporation
priceline.com Incorporated
Pride International, Inc.
Prince William Health System
Principal Financial Group, Inc.
Pro Staff
Probuild Holdings, Inc.
Progress Energy, Inc.
The Progressive Corporation
Project Management Institute

ProLogis
Protective Life Corporation
Prudential Financial, Inc.
Psychiatric Solutions, Inc.
Public Service Enterprise Group, Inc.
Public Storage
Public Utility District #1 of Chelan County
Publix Super Markets, Inc.
Puget Energy, Inc.
Pulte Homes, Inc.
QBE Regional Insurance
Qdoba Restaurant Corporation
QTI Human Resources
Qualcomm, Inc.
Quality Bicycle Products
Quanta Services, Inc.
Quest Diagnostics, Inc.
Questar Corporation
Quiksilver, Inc.
Quorum Health Resources
Qwest Communications International, Inc.
R H Donnelly
R L I Insurance Company
R L Polk & Company
Rackspace
Radian Group, Inc.
Radio One
Radio Shack Corporation
Ralcorp Holdings, Inc.
The Raymond Corporation
Raymond James Financial, Inc.
Raytheon Company
Reading Hospital & Medical Center
Realogy Corporation
Regal Entertainment Group
Regal-Beloit Corporation
The Regence Group
Regency Centers Corporation
Regions Financial Corporation
Reliance Steel & Aluminum
Reliant Energy
Remington Arms Company, Inc.
Remy International, Inc.
Renaissance Learning, Inc.
Rent-A-Center, Inc.
Republic Services, Inc.
Rewards Network
Rexel, Inc.
Reynolds American, Inc.
RiceTec, Inc.
Rich Products Corporation
Richco
Ricoh Electronics, Inc.
Rite-Hite Corporation
Rite Aid Corporation
Robert Half International, Inc.
Roche Diagnostics
Rock-Tenn Company
Rockwell Automation
Rockwell Collins, Inc.
Rockwood Holdings, Inc.
Rollins, Inc.
Roper Industries
Roper Industries, Inc.
Ross Stores, Inc.
Roundy's, Inc.
Rowan Companies, Inc.
RR Donnelley & Sons Company
RSC Holdings, Inc.
Ruddick Corporation
Rutgers University
Ryder System, Inc.
The Ryland Group, Inc.
S&C Electric Company
SAC Federal Credit Union
Safeway, Inc.
Safilo USA
Sage Software
SAIC, Inc.
Saint Vincent Catholic Medical Centers
Saks Incorporated
Sakura Finetek USA, Inc.
Salk Institute
Sally Beauty Company
Salt River Project
Samuel Roberts Noble Foundation
San Antonio Water System
San Manuel Band of Mission Indians
Sanderson Farms, Inc.
SanDisk Corporation
Sandoz, Inc.
Sanmina-SCI Corporation
Sargent Fletcher, Inc.
SAS Institute, Inc.
Sauer-Danfoss, Inc.
Savannah River Nuclear Solutions LLC
SavaSeniorCare Administrative Services
SCANA Corporation
ScanSource, Inc.
Schaumburg Township District Library
Schering-Plough Corporation
Schneider Electric
Schnitzer Steel Industries, Inc.
Schreiber Foods, Inc.
Schwan Food Company
Scottrade, Inc.
The Scotts Miracle-Gro Company
Seaboard Corporation
Sealed Air Corporation
Sealy, Inc.
Sears Holdings Corporation
Seco Tools, Inc.
Securitas Security Services USA
Securus Technologies, Inc.
Self Regional Healthcare
SEMCO Energy
Sempra Energy
Senco Products, Inc.
Sentara Healthcare
Sentry Group
Serco, Inc.
Service Corporation International
The ServiceMaster Company
Seventh Generation
Shands HealthCare
Sharp Electronics Corporation
The Shaw Group, Inc.
Sherwin-Williams Company
Sigma Aldrich
Silgan Holdings, Inc.
Simon Property Group, Inc.
Simpson Housing LLLP
Sirius Computer Solutions, Ltd.
SJE-Rhombus
SkyWest, Inc.
SLM Corporation
Smith International, Inc.
SMSC Gaming Enterprise
Smurfit-Stone Container Corporation
Snap-on Incorporated
Solo Cup Company
Solutia, Inc.
Somerset Medical Center
Sonic Automotive, Inc.
Sonoco Products Company
South Jersey Gas Company
Southeastern Freight Lines
The Southern Company
Southern Farm Bureau Life Insurance
Southern Poverty Law Center
Southern Union Company
Southwest Airlines Company
Southwest Gas Corporation
Southwestern Energy Company
Sovereign Bank
Space Telescope Science Institute
Sparrow Health System
Spectra Energy Corporation
Spectrum Brands, Inc.
Spectrum Health – Downtown
Spherion Corporation
Springs Global US, Inc.
Springs Window Fashions Division
Sprint Nextel Corporation
SPX Corporation
SRA International, Inc.
St. Cloud Hospital
St. Jude Medical, Inc.
St. Louis County Government
St. Mary's at Amsterdam
Stamats Communications, Inc.
Stampin' Up!
StanCorp Financial Group, Inc.
Standard Aero Limited
Standard Motor Products, Inc.
Standard Pacific Homes
The Stanley Works
Staples, Inc.
Starbucks Corporation
Starwood Hotels & Resorts Worldwide, Inc.
State Corporation Commission
State Employee Credit Union
State of Minnesota
State Personnel Administration
State Street Corporation
Stater Bros. Holdings, Inc.
Steel Dynamics, Inc.
Steelcase, Inc.
Stepan Company
Stericycle, Inc.
Sterilite Corporation
STERIS
Sterling Bank
Stinger Ghaffarian Technologies
Stonyfield Farm, Inc.
Storck USA LP
Structural Associates, Inc.
Stryker Corporation
Subuaru of Indiana Automotive, Inc.
Sulzer Pumps US, Inc.
Sun Healthcare Group, Inc.
Sundt Companies
SunGard Data Systems, Inc.
Sunoco, Inc.
Sunrise Senior Living, Inc.
SunTrust Banks, Inc.
Superior Energy Services, Inc.
SUPERVALU, Inc.
SureWest Communications Company
Susser Holdings Corporation
Sykes Enterprises
SYNNEX Corporation
Synovate
Synovus Financial Corporation
Synthes
SYSCO Corporation
Systemax, Inc.
T. Rowe Price Group, Inc.
Targa Resources, Inc.
Target Corporation
Tastefully Simple
The Taubman Company
Taylor Corporation
TD Ameritrade Holding Corporation
TDS Telecom Corporation

Tech Data Corporation
TECO Energy, Inc.
Tecolote Research, Inc.
Tele-Consultants, Inc.
Teledyne Technologies Incorporated
Teleflex
Telephone & Data Systems, Inc.
Teletech
Tellabs, Inc.
Temple-Inland, Inc.
Tenet Healthcare Corporation
Tenneco, Inc.
Teradata Corporation
Terex Corporation
Tesoro Corporation
Texas County & District Retirement System
Texas Industries, Inc.
Texas Instruments Incorporated
Textron, Inc.
Thermo Fisher Scientific, Inc.
Thomas & Betts Corporation
Thomas Jefferson University Hospital
Thomson, Inc.
Thor Industries, Inc.
Tiffany & Company
Time Warner Cable
Time Warner, Inc.
TIMET
The Timken Company
TJX Companies, Inc.
Toll Brothers, Inc.
Torchmark Corporation
The Toro Company
Total Mechanical, Inc.
Toys "R" Us, Inc.
Tractor Supply Company
TransUnion
Travel Guard – AIG
TravelCenters of America LLC
The Travelers Companies, Inc.
Travis County
Treasure Island Resort & Casino
Tredegar Industries, Inc.
Tribune Company
Tri-Met
Trinity Consultants, Inc.
Trinity Industries, Inc.
Triwest Healthcare Alliance
True Value Company
TRW Automotive Holdings Corporation
TSYS
Tufts Health Plan
Tupperware Corporation
Turner Broadcasting System, Inc.
Tyco Electronics
Tyson Foods, Inc.
U.S. Bancorp
UAL Corporation
UGI Corporation
UMB Bank NA
UMDNJ-University of Medicine & Dentistry
Underwriters Laboratories, Inc.
Unified Grocers, Inc.
Union Pacific Corporation
Unisys Corporation
United HealthCare Group
United Natural Foods, Inc.
United Refining Company
United Rentals, Inc.
United Stationers, Inc.
United Technologies Corporation
UnitedHealth Group, Inc.
Unitrin, Inc.
Universal American Corporation
Universal Forest Products, Inc.
Universal Health Services, Inc.
Universal Orlando
University Health System
University of Akron
University of Alabama at Birmingham
University of California at Berkeley
University of Chicago
University of Georgia
University of Kansas Hospital
University of Louisville
University of Michigan
University of Minnesota
University of Nebraska-Lincoln
University of Notre Dame
University of Rochester
University of St. Thomas
University of Texas at Austin
University of Texas Southwestern Medical Center
University of Virginia
University of Wisconsin Medical Foundation
University Physicians, Inc.
Univision Communications, Inc.
Unum Group
UPS
Urban Outfitters, Inc.
URS Corporation
US Airways Group, Inc.
US Foodservices
US Steel Corporation
USAA
USG Corporation
Utah Retirement Systems
Utah Transit Authority
Utica National Insurance
V S E Corporation
Vail Resorts, Inc.
Valassis Communications, Inc.
Valero Energy Corporation
VALHI, Inc.
Valmont Industries, Inc.
Van Andel Institute
Vangent, Inc.
Varian Medical Systems, Inc.
Vectren Corporation
Venetian Resort-Hotel-Casino
Ventura Foods LLC
Venturedyne, Ltd.
Verde Realty
Verizon Communications, Inc.
Verso Paper Corporation
Vesuvius USA
VF Corporation
Via Christi Regional Medical Center
Viacom, Inc.
Viad Corporation
Viant Health Payment Solutions
Viasystems Group, Inc.
Viejas Enterprise
Virgin Media, Inc.
Visa, Inc.
Vishay Intertechnology
Visteon Corporation
Volt Information Sciences, Inc.
Volvo Group North America
Vornado Realty Trust
Vought Aircraft Industries, Inc.
Vulcan Materials Company
VWR International
W C Bradley Company
W R Grace & Company
W W Grainger, Inc.
W.R. Berkley Corporation
WABCO Holdings, Inc.
Wackenhut Services, Inc.
Wake County Government
Waldrop, Inc.
Walgreen Company
Wal-Mart Stores, Inc.
The Walt Disney Company
The Warnaco Group, Inc.
Warner Music Group Corporation
The Washington Post Company
Washington University in St. Louis
Waste Management, Inc.
Watson Pharmaceuticals, Inc.
Wayne Memorial Hospital
Weir Slurry Group
Weis Markets, Inc.
Wellcare Health Plans
Wellmark BlueCross BlueShield
WellPoint, Inc.
Wells Fargo & Company
Wells' Dairy, Inc.
Wendy's/Arby's Group, Inc.
Werner Company
Werner Enterprises, Inc.
WESCO International, Inc.
West Bend Mutual Insurance Company
West Penn Allegheny Health System
West Virginia University Hospitals
Westar Energy, Inc.
Western Refining, Inc.
Western Southern Financial Group
Western Textile Companies
Western Union Company
Westlake Chemical Corporation
Weston Solutions, Inc.
Weyerhaeuser Company
WGL Holdings, Inc.
Wheaton Franciscan Healthcare
Whirlpool Corporation
Whole Foods Market, Inc.
The Wilder Foundation
William Rainey Harper College
Williams Companies, Inc.
Williams-Sonoma
Wilmer Hale
Windstream Communications
Winn-Dixie Stores, Inc.
Winpak Portion Packaging, Ltd.
Wisconsin Energy Corporation
WMS
World Fuel Services Corporation
World Vision International
World Vision United States
Worley Parsons
The Wornick Company
Worthington Industries
Wyle Laboratories
Wyndham Worldwide Corporation
Wynn Resorts, Limited
Xcel Energy, Inc.
Xerox Corporation
XTO Energy, Inc.
Yahoo!, Inc.
Yale University
Yamaha Motor Corporation USA
Yankee Candle Company
YKK Corporation of America
YRC Worldwide, Inc.
YSI
Yum! Brands, Inc.
Zale Corporation
Zappos.com
Zebra Technologies Corporation
Zimmer Holdings, Inc.
Zions Bancorporation
Zurich North America

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EXHIBIT B

Companies Surveyed using Equilar, Inc. – MDU Resources Group, Inc. – Chief Executive Officer Competitive Analysis Measuring Long-Term Incentive Compensation and Supplemental Income Security Plan Benefits

AGL Resources Inc.
Allegheny Energy, Inc.
Amer. Water Works Co., Inc.
Armstrong World Ind., Inc.
Atmos Energy Corp.
BJ Services Co.
Bucyrus International Inc.
Cameron International Corp.
Centex Corp.
Chicago Bridge & Iron Co.
CMS Energy Corp.
CVR Energy Inc.
Delek US Holdings, Inc.
Diamond Offshore Drilling Inc.
Dynegy Inc.
El Paso Corp.
Energy Transfer Equity, L.P.
EOG Resources Inc.
FMC Technologies Inc.
Global Partners LP
Hawaiian Electric Ind., Inc.
Holly Corp.
Lennar Corp.
McDermott International Inc.
Mirant Corp.
Nabors Industries Ltd.
New Jersey Resources Corp.
Nexen Inc.
Nicor Inc.
Noble Corp.
Noble Energy Inc.
Northeast Utilities
Nustar Energy L.P.
NV Energy, Inc.
NVR Inc.
Oil States International, Inc.
Owens Corning
Patriot Coal Corp.
Pinnacle West Capital Corp.
Puget Energy Inc.
Pulte Homes Inc.
RPM International Inc.
Southern Union Co.
Southwestern Energy Co.
Spectra Energy Corp.
Sunoco Logistics Partners L.P.
Teco Energy Inc.
Transalta Corp.
Tutor Perini Corp.
UGI Corp.
USG Corp.
Valspar Corp.
Watsco Inc.
WGL Holdings Inc.
Wisconsin Energy Corp.

PROXY

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EXHIBIT C

Companies Surveyed using Equilar, Inc. – Fidelity Exploration & Production Company – Chief Executive Officer Competitive Analysis Measuring Base Salary, Target Annual Cash Compensation, and Target Total Direct Compensation

ATP Oil & Gas Corp
Atwood Oceanics Inc
Berry Petroleum Co
Bill Barrett Corp
Clayton Williams Energy Inc
CNX Gas Corp
Comstock Resources Inc
Concho Resources Inc
Continental Resources Inc
Eagle Rock Energy Partners L P
Encore Acquisition Co
Energy XXI (Bermuda) Ltd
Exco Resources Inc
Forest Oil Corp
Geokinetics Inc
Global Geophysical Services Inc
Gran Tierra Energy, Inc.
Hercules Offshore, Inc.
Ion Geophysical Corp
Linn Energy, LLC
Markwest Energy Partners L P
McMoran Exploration Co
Parker Drilling Co
Patterson Uti Energy Inc
Penn Virginia Corp
Pioneer Drilling Co
Quicksilver Resources Inc
Rosetta Resources Inc
Sandridge Energy Inc
St Mary Land & Exploration Co
Stone Energy Corp
Swift Energy Co
Ultra Petroleum Corp
Unit Corp
Venoco, Inc.
W&T Offshore Inc.

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Stockholder Information

Corporate Headquarters
MDU Resources Group, Inc.
Street Address: 1200 W. Century Ave.
Bismarck, ND 58503

Mailing Address: P.O. Box 5650
Bismarck, ND 58506-5650

Telephone: (701) 530-1000
Toll-Free Telephone: (866) 760-4852
www.mdu.com

The company has filed as exhibits to its Annual Report on Form 10-K the CEO and CFO certifications as required by Section 302 of the Sarbanes-Oxley Act.

The company also submitted the required annual CEO certification to the New York Stock Exchange.

Common Stock
MDU Resources' common stock is listed on the NYSE under the symbol MDU. The stock began trading on the NYSE in 1948 and is included in the Standard & Poor's MidCap 400 index. Average daily trading volume in 2011 was 813,295 shares.

Common Stock Prices

	High	Low	Close
2011			
First Quarter	$23.00	$20.11	$22.97
Second Quarter	24.05	21.47	22.50
Third Quarter	23.28	18.25	19.19
Fourth Quarter	22.19	18.00	21.46
2010			
First Quarter	$24.15	$19.54	$21.58
Second Quarter	22.90	17.11	18.03
Third Quarter	20.48	17.61	19.95
Fourth Quarter	21.27	19.52	20.27

Dividend Reinvestment and Direct Stock Purchase Plan
The company's plan provides interested investors the opportunity to purchase shares of the company's common stock and to reinvest dividends without incurring brokerage commissions. For complete details, including an enrollment form, contact the stock transfer agent. Plan information also is available on the Wells Fargo Shareowner Services website: www.shareowneronline.com.

2012 Key Dividend Dates

	Ex-Dividend Date	Record Date	Payment Date
First Quarter	March 6	March 8	April 1
Second Quarter	June 12	June 14	July 1
Third Quarter	September 11	September 13	October 1
Fourth Quarter	December 11	December 13	January 1, 2013

Key dividend dates are subject to the discretion of the Board of Directors.

FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C015410

The paper used in this annual report is certified by the Forest Stewardship Council and contains a minimum of 10 percent post-consumer recycled paper fibers.

Design: MDU Resources Printing: AFPI

Annual Meeting
Tuesday, April 24, 2012
11 a.m. CDT
Montana-Dakota Utilities Co. Service Center
909 Airport Road
Bismarck, North Dakota

Shareholder Information and Inquiries
Registered shareholders have electronic access to their accounts by visiting www.shareowneronline.com. Shareowner Online allows shareholders to view their account balance, dividend information, reinvestment details and more. The stock transfer agent maintains stockholder account information.

Communications regarding stock transfer requirements, lost certificates, dividends or change of address should be directed to the stock transfer agent.

Company information, including financial reports, is available at www.mdu.com.

Shareholder Contact
Dustin J. Senger
Telephone: (866) 866-8919
Email: investor@mduresources.com

Analyst Contact
Phyllis A. Rittenbach
Director of Investor Relations
Telephone: (701) 530-1057
Email: phyllis.rittenbach@mduresources.com

Transfer Agent and Registrar for All Classes of Stock and Dividend Reinvestment Plan
Wells Fargo Bank, N.A.
Stock Transfer Department
P.O. Box 64856
St. Paul, MN 55164-0856
Telephone: (651) 450-4064
Toll-Free Telephone: (877) 536-3553
www.shareowneronline.com

Transfer Agent and Registrar for Senior Notes
The Bank of New York Mellon
Corporate Trust Department
101 Barclay St. – 12W
New York, NY 10286

Independent Auditors
Deloitte & Touche LLP
50 S. Sixth St., Suite 2800
Minneapolis, MN 55402-1538

Note: This information is not given in connection with any sale or offer for sale or offer to buy any security.

MDU RESOURCES GROUP, INC.

Street Address

1200 W. Century Ave.
Bismarck, ND 58503

Mailing Address

P.O. Box 5650
Bismarck, ND 58506-5650

(701) 530-1000
(866) 760-4852

Trading Symbol: MDU
www.mdu.com

MD012012AR